As filed with the Securities and Exchange Commission on April 20, 2021.

Registration No. 333-254981

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AVEANNA HEALTHCARE HOLDINGS INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8082	81-4717209
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Interstate North Parkway SE

Atlanta, GA 30339

(770) 441-1580

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shannon Drake, Esq.

General Counsel and Chief Legal Officer

400 Interstate North Parkway SE, Suite 1600

Atlanta, GA 30339

(678) 385-4005

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Drew M. Altman, Esq. Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Suite 4400 Miami, Florida 33131 (305) 579-0500	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Gregory Schernecke, Esq. Dechert LLP 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000	Michael Kaplan, Esq. Roshni Banker Cariello, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	43,971,400	$18.00	$791,485,200.00	$86,351.04

(1)

Includes the shares/offering price of shares of Common Stock that may be sold if the overallotment option to purchase additional shares of Common Stock granted by the registrant to the underwriters is exercised. See “Underwriting (Conflicts of Interest).”

(2)

This amount represents the proposed maximum aggregate offering price of the securities registered hereunder. These figures are estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”).

(3)	Of this amount, the Registrant previously paid $10,910 of the total registration fee in connection with the previous filing of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 20, 2021

Preliminary Prospectus

38,236,000 Shares

Aveanna Healthcare Holdings Inc.

Common Stock

This is the initial public offering of shares of common stock of Aveanna Healthcare Holdings Inc. (the “common stock”). We are offering 38,236,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $16.00 and $18.00 per share. We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AVAH.”

After the completion of this offering, assuming an offering size as set forth above, affiliates of the Sponsors (as defined herein) will own approximately 72.0% of our outstanding common stock (or 69.8% of our outstanding common stock if the underwriters’ option to purchase additional shares is exercised in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Management—Controlled Company Exception.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

We have also granted the underwriters an option for a period of 30 days to purchase up to an additional 5,735,400 shares of our common stock on the same terms set forth above to cover overallotments, if any. See “Underwriting (Conflicts of Interest).”

Delivery of the shares of common stock will be made on or about                 , 2021.

Barclays	J.P. Morgan
BMO Capital Markets	Credit Suisse

BofA Securities	Deutsche Bank Securities	Jefferies	RBC Capital Markets	Truist Securities

Raymond James	Stephens Inc.	Drexel Hamilton	Siebert Williams Shank

Prospectus dated                 , 2021

aveanna
healthcare®

aveanna
healthcare

aveanna
healthcare

Aveanna healthcare

Aveanna healthcare private duty nursing home health & hospice Enteral Nutrition Personal care Therapy The Future of Homecare

30 States 245 Branch Locations 42k caregivers 39mm Total Homecare hours / visits 1,500+ Distinct Payers $1.5bn FY 2020 Revenue stats based on the fiscal year ended January 2, 2021

Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (the “SEC”). Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Aveanna,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Formation (as defined herein), to Pediatric Services of America, Inc., together with its consolidated subsidiaries, and after the Formation, to Aveanna Healthcare Holdings Inc., the issuer of the common stock offered hereby, together with its consolidated subsidiaries.

Basis of Presentation

Aveanna’s consolidated financial data for the respective periods as of December 28, 2019 and January 2, 2021 and for the fiscal years ended December 29, 2018, December 28, 2019 and January 2, 2021 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Our fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52- or 53-week fiscal year. “Fiscal year 2019” and “fiscal year 2018” refer to the 52-week fiscal years ended on December 28, 2019 and December 29, 2018, respectively. “Fiscal year 2020” refers to the 53-week fiscal year ending on January 2, 2021.

This prospectus also includes unaudited condensed consolidated pro forma financial information in order to reflect, on a pro forma basis, the impact of this offering and the anticipated use of proceeds therefrom and the acquisitions by us of the businesses described under “Summary—Recent Developments” during fiscal year 2020. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Non-GAAP Financial Measures

In this prospectus, we present certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”), referred to herein as “non-GAAP.” You should review the reconciliation and accompanying disclosures carefully in connection with your consideration of such non-GAAP measures and note that the way in which we calculate these measures may not be comparable to similarly titled measures employed by other companies. Specifically, we make use of the non-GAAP financial measures “EBITDA,” “Adjusted EBITDA,” “Acquisitions Adjusted EBITDA,” “Field contribution” and “Field contribution margin.”

EBITDA, Adjusted EBITDA, Acquisitions Adjusted EBITDA, Field contribution and Field contribution margin have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We believe EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA assist investors in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Field contribution and Field contribution margin are helpful in highlighting trends in our core operating performance and evaluating trends in our branch and regional results, which can vary from year to year. We use Field contribution and Field contribution margin to make business decisions and assess the operating performance and results delivered by our core field operations, prior to corporate and other costs not directly related to our field operations. These metrics are also important because they guide us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. Additionally, Field contribution and Field contribution margin determine how effective we are in managing our field supervisory and administrative costs associated with supporting our provision of services and sale of products. Management supplements GAAP results with non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. EBITDA, Adjusted EBITDA, Acquisitions Adjusted EBITDA, Field contribution and Field contribution margin are not recognized under GAAP and should not be considered as an alternative to any performance measure derived in accordance with GAAP, including net income (loss). The presentations of non-GAAP measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for the analysis of, our results as reported under GAAP. Because not all companies use identical calculations, the presentations of non-GAAP measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company. For a discussion of the use of these measures and a reconciliation of the most directly comparable GAAP measures, see “Summary—Summary Historical and Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUMMARY

This summary contains selected information about our business and this offering contained elsewhere in this prospectus. It may not contain all the information that may be important to you. Investors should carefully read this entire prospectus before making an investment decision, including the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Unless we indicate otherwise or the context otherwise requires, all references to “Aveanna,” “we,” “us,” “our” and the “Company” refer to Aveanna Healthcare Holdings Inc. and its consolidated subsidiaries.

Our Diversified Home Care Platform

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Over the past five years, we have scaled our business by a factor of approximately 5x, expanding from 17 states and $324.6 million of revenue in 2016 to 30 states and $1.5 billion in revenue in fiscal year 2020. We currently have 245 branch locations. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva Health Services, Inc. (“Gentiva”), which was the largest U.S. home health company before being acquired by Kindred Healthcare, Inc. (“Kindred”) in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

Our pediatric home health business is fundamentally similar to the adult home health business, with many of the same positive attributes, as well as several notable advantages. In particular, adult home health and pediatric home health providers both utilize similar caregivers (including registered nurses, “RNs” and licensed practical nurses, “LPNs”) and care models, treat similarly complex patients and serve similarly large and fragmented end markets. The value proposition of pediatric and adult home health is comparable as well: providing high-quality, low-cost care in a more convenient setting for patients as compared to other care settings. As a result, pediatric home health typically benefits from many of the same macro tailwinds benefitting the adult home health market, including alignment with payers and a shift to deliver more care in the home to drive cost savings.

However, pediatric home health differs from adult home health in several respects, including having a meaningfully higher-acuity patient base with higher weekly case hours, longer case duration, clearer patient diagnoses and more stable and diversified payer sources. Pediatric home health patients often need ventilators or tracheostomy tubes, which means they require significantly more hours of care (often greater than 50 weekly hours) and years of in-home nursing care. Moreover, because pediatric home health coverage is federally mandated (when medically necessary) with benefits provided at the state level through Medicaid agencies and managed Medicaid health plans, our payer mix is highly diversified, with no individual payer representing more than 7% of revenue for fiscal year 2020. We currently benefit from structural factors protecting rates, including a cost savings proposition to payers and a fragile population sensitive to access challenges. For example, today we serve more than 5,000 pediatric private duty nursing patients weekly at a cost of roughly $250 per day, providing care that could otherwise cost over $4,000 per day in a hospital’s pediatric intensive care unit. As a result, we have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases consistent with cost inflation over the last five years.

We believe that payers appreciate the cost savings and clinical benefits associated with home health and are highly motivated to move towards value-based arrangements that reward providers for providing high-quality care in the home. We further believe that we are uniquely well-positioned to benefit from this push towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible populations, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistent, high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements.

The following table summarizes the key elements of our diversified home health business, of which our primary service is private duty nursing (“PDN”) to our pediatric patients.

In addition to PDN and adult home health and hospice, we provide home-based pediatric therapy and enteral nutrition services, also known as tube or intravenous feeding, and related supplies. We have grown our enteral nutrition business significantly through our focus on pediatric and adult patients, which we believe differentiates us from our competitors, as we have the ability to cross-sell those services into our PDN patient populations, many of whom also require enteral nutrition. We believe there is significant opportunity to continue scaling our enteral nutrition business.

We believe our diversified home care platform is differentiated and exceptionally well-positioned to continue driving sustainable long-term growth:

•

Our business model is aligned with the right macro trends in healthcare today. Healthcare costs in the United States are rising at unsustainable rates. Home health is widely recognized as part of the solution, particularly in a post-COVID-19 world where there is an imperative to avoid unnecessary facility-based care. Our national reach into the homes of many of the highest-cost patient populations positions us to deliver a better experience for our patients and their families, improve clinical outcomes and reduce aggregate costs to the U.S. healthcare system.

•

The markets we operate in are large, highly fragmented and growing rapidly. Home health, broadly defined, is one of the fastest growing sectors in the healthcare industry, with spending projected to grow at a compound annual growth rate of 7.1% from 2019 through 2028 according to the Centers for Medicare and Medicaid Services (“CMS”). Our management believes that our core pediatric home health, adult home health and hospice end markets today are estimated to be over $90 billion in 2020 and are highly fragmented. The vast majority of our geographic markets are composed of small local or regional providers. For example, our management believes that approximately 75% of the PDN market is composed of small local and regional providers. Conversely, our management believes that we have a national market share of 11% in PDN, which creates significant scale advantages and a differentiated opportunity for us to continue to gain share and consolidate markets.

•	Our national and local scale density creates sustainable competitive advantages. We believe that scale matters in our industry and that it drives sustainable competitive advantages.

•

We believe that we attract more nurses due to our higher number of available shifts near our caregivers’ homes, our prestigious brand, our mission-driven culture that puts caregivers and families first, our advanced nurse training platform and industry leading benefits that provide for an attractive career path. The market for nurses and other caregivers in the United States is competitive and supply-constrained, which we believe can be a limiting factor on the ability of home care providers like Aveanna to grow. We believe that our ability to attract, train and retain nurses provides us with a significant competitive advantage. We believe our approximately 42,000 caregivers are a valuable asset and we have the ability to leverage not only our caregiver network, but also our recruiting operations to expand into adult home health in our existing markets.

•

As a result, we obtain more cases, as our large nursing panel allows us to more quickly place nurses with families seeking care, driving (1) higher referent and patient family satisfaction, (2) better brand advocacy, and (3) the ability to fill a high percentage of prescribed patient hours (known as “fill rate”). Our average fill rate was 85% from 2018 to 2020. We believe this in turn drives our high PDN patient satisfaction score (90.4% in 2020), low re-hospitalization rates and more profitable branches. As a result, we believe that we are viewed as the clear “provider of choice” by our patients, their families and referral sources at leading children’s hospitals, enabling us to regularly capture a higher share of referral volumes.

•

Our scale allows us to reinvest in our capabilities that deliver more value for nurses and families. Importantly, our national scale and local market density create a profit advantage at the branch level as compared to smaller competitors in that we are able to reinvest each year into deeper capabilities to support our network, including: (1) a sophisticated pediatric home health sales team, training and recruiting team and compliance and payer relations team, which we believe are the largest in the industry, (2) the industry’s only scaled, vertically integrated pediatric offering, bundling home health with enteral feeding services, and, critically, (3) a technology-enabled operating platform with tools for nurse recruiting, training and care reporting that we believe allows us to scale in a highly efficient and compliant manner.

•

We believe that these operating efficiencies create a sustainable competitive advantage for Aveanna as compared to smaller home health providers, resulting in continued growth. Specifically, our significant capital and technology investments in our platform have distanced us from smaller healthcare providers in our local markets, catalyzing ongoing organic growth and acquisition opportunities. The small local and regional home health providers we compete against often operate with a “paper-based” mentality and face growing challenges operating in today’s complex and increasingly digital business environment. Conversely, as a scaled, national platform, we have invested in technology, technology-enabled processes, clinical training, compliance and advanced staffing optimization workflows designed to enable us to drive expanding levels of productivity from our recruiting and clinical workforce. We have also implemented sophisticated revenue cycle management, contracting and administrative systems which help us operate more efficiently and leverage our corporate infrastructure to drive margin improvement. We believe these technology-enabled capabilities will position us to continue to drive competitive advantages and above-market growth, as illustrated in the “virtuous cycle” below.

•

Our management team has decades of experience driving growth in home health through acquisitions. Our senior management team has more than 100 collective years of home health experience and has a strong track record of building home health platforms through acquisitions. Over the past 30 years, our team has executed more than 50 acquisitions comprising over $6 billion of transaction value.

•

We have a proven ability to source, execute, and integrate acquisitions into the Aveanna platform. Aveanna was formed through the transformative merger of Epic Health Services Inc. (“Epic”) and Pediatric Services of America, Inc. (“PSA”) in March 2017 (the “Formation”). Since our Formation, we have successfully completed and integrated ten acquisitions, and are currently in the process of integrating our eleventh acquisition. We have invested heavily in our mergers and acquisitions (“M&A”) platform capabilities, developing a purpose built, dedicated acquisition team whose sole function is to identify and execute on M&A transactions. Our Integration Management Office (“IMO”) has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of acquisitions. We currently have a robust pipeline of potential acquisition targets, which we continue to actively develop and evaluate.

•

Reimbursement for our services is highly diversified and stable. We are paid by a diverse group of more than 1,500 distinct payers that include Medicaid managed care organizations (“MCOs”), state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 30 states. No single payer source accounted for more than 7% of our revenue for fiscal year 2020. This is due to our diversification across pediatric and adult end markets as well as our geographic diversification across states. Although we cannot control reimbursement rates, predict whether they will remain at current levels or provide assurance that they will always be sufficient to cover the costs allocable for patient services, rates in home health have generally been stable as governmental and commercial payers widely recognize its value proposition relative to higher cost settings. In PDN, our largest business today, reimbursement rates have increased 1.5% per year on a weighted average basis from 2015 to 2020 and tend to track increases in nursing wages, which has supported our highly stable gross margin historically. Furthermore, PDN reimbursement rates have been highly stable to positive over long periods of time, including through the Great Recession, during which time pediatric home health services were not targeted as sources of savings for states facing budget pressure, according to the Marwood Group, a healthcare regulatory consultant (“Marwood”), from which we commissioned research. In particular, in the past three years, 20 states had positive rate increases while only one state reduced rates by more than 1%, according to Marwood. In our PDN business, rates have been stable for several reasons:

•	PDN patients are viewed as a “protected population” and supported by strong, vocal family advocacy groups who are highly sensitive to any access constraints;

•	PDN services are often essential, life-sustaining care for patients that have a clear clinical diagnosis and demonstrated need;

•	Reimbursement for PDN in the aggregate represents approximately 1.6% of total Medicaid expenditures, which we believe makes it an unlikely source for savings for states facing budget pressure; and

•	The demand for PDN services in most markets exceeds the supply, placing pressure on payers to reimburse at levels that support adequate nursing wages.

Moreover, we see our home health platform as well-positioned to capitalize on broader shifts to value-based care within the Medicare Advantage market, which is increasingly important to home health providers and where payers have indicated strong interest in shared savings and value-based arrangements. Over the longer-term, we see Aveanna as well-suited to benefit from payers’ push towards delivering more high-acuity care in the home, outside of inpatient settings, to drive better outcomes, satisfaction and cost efficiency for both children and adults.

We believe that our financial results have validated the power of our diversified home care platform. Between fiscal year 2018 and fiscal year 2020, we grew revenue at a compound annual growth rate (“CAGR”) of 6.0% from $1,253.7 million to $1,495.1 million. Over the same period, our net losses increased by 21.2%, from $47.1 million to $57.1 million; however, we grew Adjusted EBITDA at a CAGR of 14.7%, from $101.1 million to $152.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information as to how we define Adjusted EBITDA and for a reconciliation from net income, the most comparable GAAP measure, to Adjusted EBITDA.

Our Value Proposition

We believe that our platform delivers a compelling value proposition to our key stakeholders.

Patients and Families

•	We deliver a patient-centered, personalized healthcare experience in the home.

•	Our scale enables us to match patients and their families with the right nurses more quickly, avoiding unnecessary discharge delays from the hospital.

•	We enable families to continue working rather than foregoing employment to care for loved ones.

•	We provide a “one stop shop” range of clinical services to alleviate cost and administrative burden.

Nurses

•	We offer nurses a breadth of caseloads from which to choose that better meet their objectives.

•	Our technology-enabled tools simplify case selection, shift management and documentation.

•	We believe our brand, training, benefits and career advancement programs are highly regarded.

Provider Partners

•	We help hospitals and health systems quickly discharge some of their most sensitive, medically complex patients to their homes, with highly skilled and trained nurses.

•	We deliver higher fill rates and more adequately meet the prescribed number of hours.

•	We provide consistently high quality of care and compliance standards.

•	We build long-term, trusted relationships with our provider partners.

Payers

•	We are a trusted frontline caregiver with the ability to deliver faster discharges into the home or allow patients to remain in the home as opposed to an acute care setting.

•	We offer efficiency as a single-source contracting solution across a wide range of services and markets.

•	We are well-positioned to engage in value-based care models to align interests and save costs.

Our Platform

We believe the platform we have built is truly differentiated in our ability to serve our stakeholders and grow rapidly in a range of home care end markets. Key elements of our platform include:

Our Team

Our team is the driving force that has enabled us to build an industry leading home care platform in five years. People at all levels on our team have worked together over several decades and bring a wealth of experience in home health at industry leading companies, such as Healthfield and Gentiva. The passion our team brings for delivering exceptional, patient-centered care supports our ability to attract, recruit and retain strong, operationally minded national and regional operators who are essential to executing on our local market strategy. In turn, we are better able to recruit and train passionate frontline caregivers to provide exceptional care to our patients. We believe the team we have built is the most essential element of our platform.

Our Culture

Our culture is the glue that binds our organization together. We have purposefully built a culture that attracts like-minded people who are aligned with our mission to change the way home care is delivered, one patient at a time. It is easy to overlook “culture” on paper – however, we fundamentally believe it drives our success and we take active steps to promote it. From day one at Aveanna, we welcome new hires into our culture with training centered around our Core Values to deliver care with compassion, work with team integrity, strive for inclusion, embody trust, seek innovation and have fun. Compliance is the backdrop that underscores everything we do.

These principles inform our fundamental operating processes, including everything from strategic planning, budgeting, go-to-market strategy and employee compensation and promotion. We believe our culture supports our ability to recruit, motivate and empower our people at all levels to deliver better patient care and drive our operating performance.

Our Systems, Processes and Technology

We have a corporate infrastructure with robust systems and processes in place designed to drive efficiency and support our future growth. We have invested significantly in our infrastructure and technology. Our frontline caregivers leverage our technology-enabled solutions, such as our tablet-based care management tools that we deploy into every patient’s home to enhance data collection and the efficiency and quality of the caregiver experience, and our automated tools for patient scheduling which seek to ensure appropriately trained nurses are scheduled for our most clinically complex patients. Our technology infrastructure includes cloud-based solutions that enable essential functions of our business to run more efficiently.

Our Acquisition Team and Integration Management Office

We have a proven team of 16 people dedicated to sourcing, evaluating and executing on all aspects of our M&A strategy. Our IMO team has developed a proven playbook for bringing acquisitions and merger partners onto our platform infrastructure, identifying and quickly capturing significant synergies to the overall enterprise and minimizing the risk of disruption to our underlying business. Our IMO team supports our ability to acquire, integrate and grow our acquired platforms through its members’ decades of experience in operations, consulting and administrative roles, and experience integrating home health acquisitions.

Our Broad Range of Capabilities

We provide a broad range of home care capabilities to our distinct pediatric and adult patient populations. Our pediatric home health services, included within the Private Duty Services (“PDS”) segment, include PDN (80% of fiscal 2020 PDS segment revenue), employer of record services (14% of fiscal 2020 PDS segment revenue) and pediatric physical therapy, speech therapy, and occupational therapy (6% of fiscal 2020 PDS segment revenues), which we deliver primarily in the home as well as in clinic settings. Through our Medical Solutions (“MS”) segment, we provide needed supplies to patients requiring integrated pediatric enteral nutrition or respiratory care both to our home health patients and more broadly, enabling strategic cross-sell opportunities in our patient base. Our Home Health & Hospice (“HHH”) segment, which focuses primarily on Medicare-eligible senior populations and also includes personal care services, enables us to prevent hospitalizations before they occur, avoid re-admissions following an acute stay and displace high cost inpatient settings for terminally ill patients who would prefer to receive care end-of-life at home.

Our End Markets

The healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. We estimate that the home-based healthcare markets in which we operate, which include PDN, pediatric therapy, enteral nutrition, adult home health, hospice and personal care, represented $107 billion in 2020.

Our markets include a range of home care services focused on some of the highest-cost patient populations. Home health is increasingly recognized by industry stakeholders as part of the solution to unsustainably high national healthcare spending growth, particularly in a post-COVID-19 world. Home health is one of the fastest growing sectors within healthcare with spending projected to grow at a CAGR of 7.1% from 2019 through 2028 as it displaces higher cost, facility-based care settings.

PDN, which is our largest business today, is a stable and steadily growing industry with growth tailwinds from rising adoption of home care in lieu of family and institution-based care, and inflationary reimbursement trends that track general inflation in nurse labor. PDN addresses the needs of children with medical complexity (“CMC”), many of whom age into adulthood and continue to require intensive care in the home. This population is characterized as having chronic, functionally limiting conditions that require specialized care, such as spina bifida, cerebral palsy, ventilator dependency or severe developmental delay. In many instances, these children have multiple disorders or medical complexities that require an acute level of care for an extended period of time, often years rather than weeks or months. Our management believes that the cost to care for children in their homes with PDN services is approximately $250 per day compared to potentially more than $4,000 per day in a pediatric intensive care unit.

Our management expects that the PDN market will grow at a CAGR of 3% to 4% between 2020 and 2025. Growth is expected to be driven by factors that include the following:

(i)	a rising number of PDN eligible patients with low birthweights, underlying CMC conditions and technology-dependence;

(ii)	increasing utilization of PDN services among non-users as states expand waiver programs and advocacy efforts to increase awareness among families as to the benefits of PDN;

(iii)	increasing expansion of PDN nursing supply and prescribed hour fill rate growth as states increase reimbursement rates to expand the supply of caregivers available; and

(iv)	increasing PDN reimbursement rates set by states to track underlying nursing wage inflation trends.

Our management believes that the PDN market is highly fragmented and is primarily comprised of local and regional providers which make up approximately 75% of the market. We believe we are the largest provider and one of just three national providers.

Our Competitive Strengths

We believe our diversified home care platform affords us several competitive advantages relative to others in our industry, which enables us to grow faster than the market, including:

•	Public company management team with a successful track record of building home health platforms;

•	Technology-enabled operating platform and corporate infrastructure;

•	Platform built to scale nationally across pediatric, adult home health and hospice;

•	Acquirer of choice with proven ability to integrate acquisitions and realize synergies; and

•	Scale advantages result in a network effect, accelerating growth.

Our Growth Strategy

We intend to continue to leverage our competitive advantages to drive growth through the following strategies, among others:

•	Increase volumes within our existing footprint;

•	Further expand into adult home health and hospice care;

•	Expand pediatric home health presence through acquisitions and de novo expansions;

•	Cross-sell enteral services to our PDN and home care patient base where clinically appropriate;

•	Reinvest in our platform to optimize performance; and

•	Leverage our scale and capabilities to drive value-based care arrangements in partnership with our MCO payer partners.

Recent Developments

Recent Acquisitions

In August 2020, we acquired Total Care, Inc. (“Total Care”) for aggregate cash consideration of $11.7 million, subject to customary purchase price adjustments. Total Care is a corporation that provides pediatric PDN and unskilled home care services exclusively in Washington. Total Care reported revenues and operating income of $8.4 million and $0.9 million, respectively, from January 1, 2020 until the date acquired by us. Subsequent to being acquired by us, Total Care accounted for approximately $5.2 million and $1.1 million of our consolidated revenue and operating income, respectively.

In September 2020, we also acquired D&D Services, Inc. (d/b/a Preferred Pediatric Home Health Care, “Preferred Pediatric”) for aggregate cash consideration of $40.6 million, subject to customary purchase price adjustments. Preferred Pediatric is a corporation that provides skilled home health nursing, clinical respiratory care, durable medical equipment and supplies sale and rental services, and other similar related services, principally in Illinois and Oklahoma. Preferred Pediatric reported revenues and operating income of $35.5 million and $3.5 million, respectively, from January 1, 2020 until the date acquired by us. Subsequent to being acquired by us, Preferred Pediatric accounted for approximately $13.8 million and $0.4 million of our consolidated revenue and operating income, respectively.

In September 2020, we acquired Evergreen Home Healthcare, LLC (“Evergreen”) for aggregate cash consideration of $12.5 million and contingent consideration of $1.9 million, subject to customary purchase price adjustments. Evergreen is a provider of certified nursing aid, PDN, skilled nursing and in-home support services primarily to pediatric patients exclusively in Colorado. Evergreen reported revenues and operating loss of $11.1 million and $0.3 million, respectively, from January 1, 2020 until the date acquired by us. Subsequent to being acquired by us, Evergreen accounted for approximately $3.8 million and $0.1 million of our consolidated revenue and operating income, respectively.

In October 2020, we acquired Five Points Healthcare, LLC (“Five Points”) for aggregate cash consideration of $64.4 million, subject to customary purchase price adjustments. Five Points provides home health and hospice services in seven states. Five Points reported revenues and operating income of $35.8 million and $2.4 million, respectively, from January 1, 2020 until the date acquired by us. Subsequent to being acquired by us, Five Points accounted for approximately $10.2 million and $2.2 million of our consolidated revenue and operating income, respectively.

In December 2020, we acquired Recover Health, Inc. (“Recover Health”) for aggregate cash consideration of $61.0 million, subject to customary purchase price adjustments. Recover Health is a company that provides home health services in six states. Recover Health reported revenues and operating loss of $68.6 million and $1.5 million, respectively, from January 1, 2020 until the date acquired by us. Subsequent to being acquired by us, Recover Health accounted for approximately $2.9 million and $0.4 million of our consolidated revenue and operating income, respectively.

In April 2021, we acquired Doctor’s Choice Holdings, LLC (“Doctor’s Choice”) for aggregate cash consideration of $115.0 million, subject to customary purchase price adjustments. Doctor’s Choice provides home health and hospice service in Florida. Doctor’s Choice reported revenue and operating income of $64.4 million and $7.3 million, respectively, for the 2020 fiscal year.

Our agreements in respect to the foregoing acquisitions provided that the acquired businesses be free of debt at their respective closing dates. For more information regarding the foregoing acquisitions, including with respect to their respective historical results of operations, please see “Unaudited Pro Forma Condensed

Consolidated Financial Information” contained elsewhere in this prospectus.

COVID-19

In March 2020, the World Health Organization declared the novel coronavirus 2019 disease (“COVID-19”) a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, we altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing us to continue to deliver healthcare services to our patients, the effects of the pandemic have been wide-reaching. We have implemented contingency planning policies whereby most employees at our corporate support offices in Georgia, Texas and Arizona are working remotely in compliance with recommendations from the Centers for Disease Control and Prevention and federal and state governmental orders. We have invested in technology and equipment that allows our remote workforce to provide continued and seamless functionality to our clinicians who continue to care for our patients.

We are taking precautions to protect the safety and well-being of our employees and patients by purchasing and delivering significant additional supplies of personal protective equipment (“PPE”) and other medical supplies to branches and regional offices across the country. We have had success in sourcing our PPE from both traditional and non-traditional suppliers for these needs, and while we have been fortunate to secure the necessary PPE supplies, we have incurred significantly higher per unit costs for such items, as compared to pre-pandemic costs.

With the exception of Employer of Record (“EOR”), patient volumes in our PDS segment have been negatively impacted by COVID-19. While we observed declining PDN, PDN Therapy, and ABA Therapy patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter these volumes stabilized at approximately 11% below our pre-COVID-19 PDS hours run rate. Our MS segment has not been negatively impacted by COVID-19.

While we believe our PDS patient volumes will recover by 2021, the following factors could potentially alter this outlook and negatively impact our recovery from the pandemic: the continued increase or decrease in the number of COVID-19 cases nationwide, any future or prolonged shelter-in-place orders, the return of our patients’ families confidence to allow our caregivers into their homes, our ability to attract and retain qualified caregivers as a result of COVID-19 concerns, cost normalization around PPE, and our ability to readily access referrals from children’s hospitals. Potential negative impacts of COVID-19 on our results include lower revenue, higher salary and wage expenses due to increased market rate expectations of caregivers, and increased PPE supply costs. The impacts to revenue may consist of the following: lower volumes due to interruption of the operations of our referral sources and patient unwillingness to accept services in their homes; prolonged school closures; and lower reimbursement rates to any negative impacts to state Medicaid budgets as a result of the pandemic. See “Risk Factors—Risks Related to Our Business and Industry—Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Results of Operations and Comparability—COVID-19 Pandemic Impact on Our Business.”

Preliminary Financial Information

The information below summarizes certain of our preliminary financial data for the periods ended March 28, 2020 and April 3, 2021. Our consolidated financial results for the period ended April 3, 2021 are not yet available. We currently expect that our final results will be consistent with the estimates set forth below, but such estimates are preliminary and our final results could differ from these estimates upon completion of our financial closing procedures due to final adjustments and developments that may arise between now and the time such unaudited interim consolidated financial statements for the three months ended April 3, 2021 are issued. For example, during the course of the preparation of the respective financial statements and related notes, additional items that would require adjustments to be made to the preliminary estimated financial information presented below may be identified. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary financial information, and accordingly, does not express an opinion or other form of assurance with respect to this preliminary financial information. There can be no assurance that our final results will not differ from this preliminary financial information. Any such changes could be material. Therefore, you should not place undue reliance on these preliminary numbers or assume that they are indicative of what our results for the completed quarter will be.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as net income (loss). These non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income (loss), revenue, operating income (loss), cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP. For an explanation of how we define EBITDA and Adjusted EBITDA and why we believe the presentation of EBITDA and Adjusted EBITDA is useful to investors, see “—Summary Historical And Pro Forma Consolidated Financial Data.”

	Period Ended March 28, 2020	Period Ended April 3, 2021

(Amounts in thousands)		Low	High
Consolidated Statement of Operations Data and Other Financial Data:
Net Revenue	$355,223	$412,801	$418,365
Gross margin	107,541	$128,341	$132,210
Gross margin percentage	30.3%	31.1%	31.6%
Operating income	$17,867	$24,883	$30,909

Net Income	$37,637	$2,245	$8,884
Interest expense, net	21,017	22,666	21,805
Income taxes	1,131	113	446
Depreciation and amortization	4,183	4,938	4728

EBITDA	$63,968	$29,962	$35,863
Goodwill, intangible and other long-lived asset impairment (a)	48	60	10
Non-cash share-based compensation	318	712	712
Sponsor fees (b)	808	808	808
Loss on extinguishment of debt	(127)	—	—
Bank fees related to debt modifications	—	—	—
Interest rate derivatives (c)	8,292	(112)	(112)
Acquisition-related costs (d)	2,520	1,996	1,700
Integration costs (e)	1,043	4,244	3,473

	Period Ended March 28, 2020	Period Ended April 3, 2021
(Amounts in thousands)		Low	High
Legal costs and settlements associated with acquisition matters (f)	(49,088)	675	525
COVID-related costs, net of reimbursement (g)	461	1,760	1,550
ABA exited operations (h)	860	—	—
Non-acquisition related legal settlements (i)	—	—	—
Other system transition costs, professional fees and other (j)	719	1,431	1,271

Total adjustments	(34,146)	11,574	9,937

Adjusted EBITDA	$29,822	$41,536	$45,800

(a)	Represents loss on the disposal of equipment.
(b)

Represents annual management fees payable to our Sponsors under our Management Agreement (as defined in the section titled “Certain Relationships and Related Party Transactions”). This Management Agreement will be terminated upon completion of our initial public offering.

(c)	Represents costs associated with interest rate derivatives not included in interest expense.
(d)

Represents (i) transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, as presented on the Company’s consolidated statement of operations, and (ii) corporate salary and severance costs in connection with our January 2020 corporate restructuring in response to the terminated 2019 Transaction (as defined herein).

(e)

Represents (i) costs associated with our Integration Management Office, which focuses solely on our integration efforts, and (ii) transitionary costs incurred to integrate acquired companies into Aveanna’s field and corporate operations. Transitionary costs incurred to integrate acquired companies include IT consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from Aveanna; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation of overlapping markets of acquired companies, including lease termination and relocation costs; and one-time costs associated with rebranding our acquired companies and locations to the Aveanna brand.

(f)

Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition related activity. This includes costs associated with pursuing certain claims in connection with the Epic acquisition, as well as a settlement received pertaining to such matter in the three-month period ended March 28, 2020. It also includes, among other amounts, costs to comply with the U.S. Department of Justice, Antitrust Division’s grand jury subpoena related to nurse wages and hiring activities in certain of our markets, which arose as a result of the 2019 Transaction.

(g)

Represents costs incurred as a result of the COVID-19 environment, primarily including, but not limited to (i) relief and hero pay provided to our caregivers and other incremental compensation costs (ii) incremental PPE costs, (iii) salary, severance and lease termination costs associated with workforce reductions necessitated by COVID-19 and (iv) costs of remote workforce enablement, all of which are net of temporary reimbursement rate increases provided by certain state Medicaid and Medicaid Managed Care programs as well as stimulus payments received from Pennsylvania DHS to replace lost revenue.

(h)

Represents the results of operations for the periods indicated related to the ABA Therapy services business that we exited as a result of the COVID-19 environment, as well as one-time costs incurred in connection with exiting the ABA Therapy services business.

(i)	Represents legal settlements not associated with acquisition-related matters.
(j)

Represents (i) costs associated with the transition to new electronic medical record systems, billing, collection and payroll systems, implementation of a business intelligence system, duplicative system costs while such transformational projects are in-process, and other system transition costs and (ii) professional fees associated with preparation for Sarbanes-Oxley compliance and other advisory fees associated with preparation for our initial public equity offering, and advisory costs associated with the adoption of new accounting standards.

Summary of Principal Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus. Such risks may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment. In particular, the principal factors and uncertainties that make investing in our common stock risky include:

•	Competition. Competition among home health, hospice and durable medical equipment companies is intense;

•

Referral source relationships. If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected;

•	COVID-19. Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic;

•

Reimbursement. The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or limited or no longer available, our business may be adversely impacted;

•	Medicare and Medicaid. Changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments for our services could materially adversely affect our business;

•

Costs. Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services;

•

Collections. Delays in collection or non-collection of our accounts receivable, particularly during the business integration process, could adversely affect our business, financial position, results of operations and liquidity;

•	Patient mix. Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability;

•

Payer contracting. Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows;

•

Competition for labor. The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability;

•

Cybersecurity. Failure to maintain the security of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity; and

•

Regulation. We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

Our Principal Stockholders and our Status as a Controlled Company

Bain Capital L.P. is one of the world’s leading private, multi-asset alternative investment firms with over

$105 billion of assets under management. Bain Capital invests across asset classes including private equity, credit, public equity, and venture capital and real estate, and leverages its shared platform to capture cross-asset opportunities in its strategic areas of focus. Currently, Bain Capital has a team of over 500 investment professionals supporting its various asset classes. Headquartered in Boston, Bain Capital has offices in Chicago, Dublin, Guangzhou, Hong Kong, London, Luxembourg, Madrid, Melbourne, Mumbai, Munich, New York, Palo Alto, San Francisco, Seoul, Shanghai, Singapore, Sydney and Tokyo.

Established in 1946, J.H. Whitney Capital Partners (together with Bain Capital, the “Sponsors”) is a leader in the private equity industry, having invested in over 400 companies since formation and currently manages approximately $1.0 billion in private capital. J.H. Whitney Capital Partners remains privately owned by its investing professionals and its main activity is to provide private equity capital to small and middle market companies with strong growth prospects in a number of industries including consumer, healthcare and specialty manufacturing. J.H. Whitney Capital Partners has made numerous investments in the healthcare industry, including PSA, Caris Life Sciences, Precision for Medicine and 3B Scientific.

After giving effect to the consummation of this offering, certain affiliates of the Sponsors (the “Sponsor Affiliates”) will own approximately 72.0% of our outstanding common stock, or approximately 69.8% if the underwriters exercise in full their option to purchase additional shares. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of Nasdaq on which we intend to list our shares. For a discussion of certain risks, potential conflicts and other matters associated with the Sponsor Affiliates’ ownership of our common stock, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our Sponsors can significantly influence our business and affairs and may have conflicts of interest with us in the future,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”

Corporate Information

Aveanna is a Delaware corporation and was incorporated on November 30, 2016, originally under the name BCPE Oasis Holdings Inc. Aveanna commenced operations in March 2017 in connection with the Formation under the name BCPE Eagle Holdings Inc. On May 26, 2017, we changed our name to Aveanna Healthcare Holdings Inc. Aveanna’s principal executive offices are located at 400 Interstate North Parkway, Suite 1600, Atlanta, Georgia and its phone number is (770) 441-1580. Aveanna’s website can be found at www.aveanna.com.

The information contained on Aveanna’s website or that can be accessed through its website is not part of this prospectus.

THE OFFERING

Issuer	Aveanna Healthcare Holdings Inc.

Shares of common stock offered by us	38,236,000 shares of common stock (or 43,971,400 shares of common stock if the underwriters exercise their overallotment option in full).

Shares of common stock to be outstanding after this offering	180,164,184 shares of common stock (or 185,899,584 shares of common stock if the underwriters exercise their overallotment option in full).

Overallotment option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to an additional 5,735,400 shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $602.6 million (or $694.0 million if the underwriters exercise their overallotment option to purchase additional shares in full) based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds from this offering to repay certain indebtedness and for general corporate purposes. See “Description of Certain Indebtedness” and “Use of Proceeds.”

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our board of directors (the “Board of Directors”), subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “—Summary of Principal Risk Factors” below, the section of this prospectus entitled “Risk Factors,” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Controlled company	After the completion of this offering, the Sponsor Affiliates will continue to own a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq corporate governance standards.

Conflicts of Interest	Because an affiliate of Barclays Capital Inc. will receive greater than 5% of the net proceeds of this offering in connection with the repayment of certain indebtedness, Barclays Capital Inc. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering is being conducted in accordance with the applicable provisions of FINRA Rule 5121, including the requirement that a “qualified independent underwriter” participate in the preparation of the prospectus and exercise the usual standards of due diligence in connection with such participation. J.P. Morgan Securities LLC has agreed to serve as the qualified independent underwriter for this offering and will not receive any additional fees for serving in that capacity. See “Underwriting (Conflicts of Interest).”

Listing	We have applied to have our common stock listed on Nasdaq under the symbol “AVAH.”

The number of shares of our common stock that will be outstanding after this offering is based on 141,928,184 shares of our common stock outstanding as of April 3, 2021, and excludes:

•

(1) 6,722,144 shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share, (2) 6,722,144 shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share and (3) 2,129,610 shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $9.76 per share;

•	194,750 shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units;

•	4,257,846 shares of common stock available for future issuance under our employee stock purchase plan (the “ESPP”); and

•

12,128,956 shares of common stock available for future issuance under our existing stock incentive plan (as so amended and restated, the “2017 Plan”) and the stock incentive plan we are adopting in connection with this offering (the “2021 Plan” and together with the 2017 Plan, the “Stock Incentive Plans”).

Unless we indicate otherwise or unless the context otherwise requires, all information in this prospectus:

•	assumes no exercise of the underwriters’ overallotment option to purchase additional shares;

•

gives effect to our second amended and restated certificate of incorporation (the “Amended Charter”) and second amended and restated bylaws (the “Amended Bylaws”), which became effective prior to the consummation of this offering;

•	gives effect to any stock split, reclassification, conversion or other recapitalization;

•	assumes an initial public offering price of $17.00 per share, the midpoint of the estimated public offering price range on the cover page of this prospectus; and

•	assumes no exercise of the outstanding options or settlement of the restricted stock units described above.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth the summary historical consolidated financial data and the summary unaudited pro forma condensed consolidated financial data of the Company as of and for the periods presented. The summary consolidated financial data for the fiscal years 2020, 2019 and 2018 are derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods and should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and accompanying notes, which are included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data present our unaudited pro forma condensed consolidated statement of operations and other financial data for the year ended January 2, 2021 to give pro forma effect to this offering and the anticipated use of proceeds therefrom (collectively, the “IPO Transactions”) (assuming no exercise by the underwriters of their overallotment option to purchase additional shares of common stock from us) and the acquisitions by us of the businesses described under “—Recent Developments” during fiscal year 2020 (collectively, the “2020 Acquisitions”), as if all such transactions had occurred on December 29, 2019. The unaudited pro forma condensed consolidated statement of operations and other financial data for the year ended January 2, 2021 also gives effect to the acquisition of Doctor’s Choice Holdings, LLC (“Doctor’s Choice”) on April 16, 2021 (the “2021 Acquisition” and together with the 2020 Acquisitions, the “Acquisitions”) as if it had occurred on December 29, 2019. The unaudited pro forma as adjusted balance sheet gives effect to the 2021 Acquisition and the IPO Transactions as if they occurred as of January 2, 2021, our most recent balance sheet date. The Acquisitions were not significant, individually or in the aggregate. The summary unaudited pro forma condensed consolidated financial data has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the IPO Transactions or the Acquisitions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Condensed Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma condensed consolidated financial data set forth below.

	Fiscal Year Ended			Pro Forma Fiscal Year Ended
(Amounts in thousands, except share and per share data)	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Consolidated Statements of Operations:
Revenue	$1,253,673	$1,384,065	$1,495,105	$1,718,891
Cost of revenue, excluding depreciation and amortization	859,351	964,814	1,040,590	1,166,537
Branch and regional administrative expenses	217,357	227,762	240,946	294,921
Corporate expenses	104,486	113,235	113,828	158,760
Goodwill impairment	—	—	75,727	75,727
Depreciation and amortization	11,938	14,317	17,027	21,563
Acquisition-related costs	15,577	22,661	9,564	26,119
Other operating expenses	5,931	2,322	910	(4,213)

Operating income (loss)	39,033	38,954	(3,487)	(20,523)
Interest income	594	207	345	385
Interest expense	(75,542)	(92,296)	(82,983)	(48,578)
Loss on debt extinguishment	—	(4,858)	(73)	(10,322)

	Fiscal Year Ended			Pro Forma Fiscal Year Ended
(Amounts in thousands, except share and per share data)	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Other (expense) income	(13,744)	(17,037)	34,464	34,549

Loss before income taxes	(49,659)	(75,030)	(51,734)	(44,489)
Income tax benefit (expense)	2,513	(1,486)	(5,316)	(7,200)

Net loss	$(47,146)	$(76,516)	$(57,050)	$(51,689)

Net income (loss) per share attributable to stockholders
Basic and Diluted	$(0.36)	$(0.56)	$(0.40)
Pro forma Basic and Diluted (1)				$(0.30)
Weighted average number of shares of common stock outstanding:
Basic and Diluted	131,306,906	136,905,689	140,971,924
Pro forma Basic and Diluted (1)				174,677,806

Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$21,596	$(8,714)	$116,618
Net cash used in investing activities	$(229,547)	$(17,824)	$(193,544)
Net cash provided by financing activities	$204,153	$21,864	$210,944

	As of January 2, 2021
	Actual	Pro Forma As Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$137,345	$131,574
Net operating assets and liabilities (3)	(43,768)	(50,603)
Property and equipment, net	32,650	33,118
Total assets	1,844,016	1,958,443
Total long-term debt (4)	1,178,287	685,385
Deferred restricted stock units	2,135	2,135
Total shareholders’ equity	265,034	851,077

	Fiscal Year Ended			Pro Forma Fiscal Year Ended
	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Other Financial Data:
Capital expenditures	$19,579	$16,637	$15,237
EBITDA (5)	37,227	31,376	47,931	25,267
Adjusted EBITDA (5)	101,143	113,322	152,415	166,905
Acquisitions Adjusted EBITDA (5)				174,813
Field contribution (6)	176,965	191,489	213,569
Field contribution margin (6)	14.1%	13.8%	14.3%

(1)

See Note 3 to our unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus, for an explanation of the calculations of Pro forma net loss per share attributable to common shareholders, basic and diluted.

(2)

The pro forma as adjusted balance sheet data as of January 2, 2021 additionally gives effect to the 2021 Acquisition and (1) the issuance and sale of shares of our common stock offered by us in this offering at an assumed offering price of $17.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” and (2) the filing and effectiveness of our Amended Charter and the effectiveness of our Amended Bylaws prior to the consummation of this offering and (3) any adjustments for stock split, reclassification, conversion or other recapitalization and/or application of proceeds to pay down debt.
(3)

Net operating assets and liabilities is defined as total current assets (excluding Cash and cash equivalents) less total current liabilities (excluding the current portion of Long-term obligations, current portion of financing leases and Notes payable).

(4)

Total long-term debt includes the current portion and non-current portion of Long-term obligations, net of any discount and debt issuance costs, Notes payable, and Revolving Credit Facility, as well as our obligations under financing leases.

(5)

EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as net income (loss). Rather, we present EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA as supplemental measures of our performance. We define EBITDA as net income (loss) before interest expense, net; income tax (expense) benefit; and depreciation and amortization. We define Adjusted EBITDA as EBITDA, adjusted for the impact of certain other items that are either non-recurring, infrequent, non-cash, unusual, or items deemed by management to not be indicative of the performance of our core operations, including impairments of goodwill, intangible assets, and other long-lived assets; non-cash, share-based compensation; sponsor fees; loss on extinguishment of debt; fees related to debt modifications; the effect of interest rate derivatives; acquisition related and integration costs; legal costs and settlements associated with acquisition matters; the discontinuation of our ABA Therapy services; non-acquisition related legal settlements; and other system transition costs, professional fees and other costs. We define Acquisitions Adjusted EBITDA as management’s estimate of the pre-ownership period Adjusted EBITDA adjustments from the Acquisitions to reflect a full year of Adjusted EBITDA. As non-GAAP financial measures, our computations of EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

Management believes our computations of EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA are helpful in highlighting trends in our core operating performance. In determining which adjustments are made to arrive at EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA, management considers both (1) certain non-recurring, infrequent, non-cash or unusual items, which can vary significantly from year to year, as well as (2) certain other items that may be recurring, frequent, or settled in cash but which management does not believe are indicative of our core operating performance. We use Adjusted EBITDA to assess operating performance and make business decisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Given our determination of adjustments in arriving at our computations of EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA, these non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income (loss), revenue, operating income (loss), cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

The following table reconciles net loss to EBITDA, Adjusted EBITDA and Acquisitions Adjusted EBITDA:

	Fiscal Years Ended			Pro Forma Fiscal Year Ended
	December 29, 2018	December 28, 2019	January 2, 2021	January 2, 2021
Net income (loss)	$(47,146)	$(76,516)	$(57,050)	$(51,689)
Interest expense, net	74,948	92,089	82,638	48,193
Income taxes	(2,513)	1,486	5,316	7,200
Depreciation and amortization	11,938	14,317	17,027	21,563

EBITDA	$37,227	$31,376	$47,931	$25,267
Goodwill, intangible and other long-lived asset impairment	1,681	1,936	77,570	77,570
Non-cash share-based compensation	2,118	1,948	3,275	28,123
Sponsor fees (a)	3,177	3,230	3,229	—
Loss on extinguishment of debt	—	4,858	73	10,322
Fees related to debt modifications	—	—	4,265	—
Interest rate derivatives (b)	12,592	16,546	15,338	15,338
Acquisition-related costs and other costs (c)	19,977	28,482	12,049	21,600
Integration costs (d)	23,659	17,200	8,601	8,601
Legal costs and settlement associated with acquisition matters (e)	3,575	3,783	(45,180)	(45,180)
COVID-related costs, net of reimbursement (f)	—	—	15,815	15,815
ABA exited operations (g)	(412)	1,949	4,495	4,495
Non-acquisition related legal settlements (h)	(2,918)	850	—	—
Other system transition costs, professional fees and other (i)	467	1,164	4,954	4,954

Total adjustments (j)	63,916	81,946	104,484	141,638

Adjusted EBITDA	$101,143	$113,322	$152,415	$166,905

2020 Acquisitions (k)				8,387
2021 Acquisition (k)				(479)

Acquisitions Adjusted EBITDA				$174,813

(a)

Represents annual management fees payable to our Sponsors under our existing Management Agreement (as defined in the section titled “Certain Relationships and Related Party Transactions”). This Management Agreement will be terminated upon completion of our initial public offering.

(b)	Represents costs associated with interest rate derivatives not included in interest expense.
(c)

Represents (i) transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, and finance and accounting diligence and documentation costs, as presented on the Company’s consolidated statement of operations, of $9.6 million for the year ended January 2, 2021, $22.7 million for the year ended December 28, 2019 and $15.6 million for the year ended December 29, 2018, (ii) corporate salary and severance costs in connection with our January 2020 corporate restructuring in response to the terminated 2019 Transaction (as defined herein) of $2.5 million for the year ended January 2, 2021 and $5.8 million for the year ended December 28, 2019, and (iii) a $4.4 million fair value adjustment for contingent consideration related to the Premier acquisition for the year ended December 29, 2018.

(d)

Represents (i) costs associated with our Integration Management Office, which focuses solely on our integration efforts, of $3.4 million for the year ended January 2, 2021, $3.4 million for the year ended December 28, 2019 and $1.8 million for the year ended December 29, 2018 and (ii) transitionary costs incurred to integrate acquired companies into Aveanna’s field and corporate operations of $5.2 million for the year ended January 2, 2021, $13.8 million for the year ended December 28, 2019 and $21.9 million for the year ended December 29, 2018. Transitionary costs incurred to integrate acquired companies include information technology (“IT”) consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from Aveanna; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation of overlapping markets of acquired companies, including lease termination and relocation costs; and one-time costs associated with rebranding our acquired companies and locations to the Aveanna brand.
(e)

Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition related activity. This includes costs associated with pursuing certain claims in connection with the Epic acquisition, as well as a settlement received pertaining to such matter in fiscal year 2020. It also includes, among other amounts, costs of $3.0 million and $1.1 million in fiscal years 2020 and 2019, respectively, to comply with the U.S. Department of Justice, Antitrust Division’s grand jury subpoena related to nurse wages and hiring activities in certain of our markets, which arose as a result of the 2019 Transaction.

(f)

Represents costs incurred as a result of the COVID-19 environment, primarily including, but not limited to (i) relief and hero pay provided to our caregivers and other incremental compensation costs, (ii) incremental PPE costs, (iii) salary, severance and lease termination costs associated with workforce reductions necessitated by COVID-19 and (iv) costs of remote workforce enablement, all of which approximated $20.7 million for the year ended January 2, 2021, net of temporary reimbursement rate increases provided by certain state Medicaid and Medicaid Managed Care programs which approximated $4.3 million for the year ended January 2, 2021, as well as stimulus payments received from Pennsylvania DHS to replace lost revenue, which approximated $0.5 million for the year ended January 2, 2021.

(g)

Represents the results of operations for the periods indicated related to the ABA Therapy services business that we exited as a result of the COVID-19 environment, as well as one-time costs incurred in connection with exiting the ABA Therapy services business.

(h)

Represents legal settlements not associated with acquisition-related matters. The $2.9 million gain for the year ended December 29, 2018 is related to a favorable settlement reached with a Medical Solutions supplier.

(i)

Represents (i) costs associated with the transition to new electronic medical record systems, billing, collection and payroll systems, implementation of a business intelligence system, duplicative system costs while such transformational projects are in-process, and other system transition costs of $2.7 million for the year ended January 2, 2021, $0.1 million for the year ended December 28, 2019 and $0.0 for the year ended December 29, 2018; and (ii) professional fees associated with preparation for Sarbanes-Oxley compliance and other advisory fees associated with preparation for our initial public equity offering, professional fees associated with preparation for a bond offering to finance a portion of the terminated 2019 Transaction, and advisory costs associated with the adoption of new accounting standards of $2.2 million for the year ended January 2, 2021, $1.0 million for the year ended December 28, 2019 and $0.5 million for the year ended December 29, 2018.

(j)

The following table reflects the increase or decrease and aggregate impact to the line items included on our statement of operations based upon the adjustments used in arriving at Adjusted EBITDA from EBITDA:

	Impact to Adjusted EBITDA
(dollars in thousands)	Fiscal Year Ended December 29, 2018	Fiscal Year Ended December 28, 2019	Fiscal Year Ended January 2, 2021	Pro Forma Fiscal Year Ended January 2, 2021
Revenue	$(24,437)	$(20,850)	$(11,256)	$(11,256)
Cost of revenue, excluding depreciation and amortization	12,217	15,483	19,731	19,731
Branch and regional administrative expenses	11,872	10,483	12,153	13,997
Corporate expenses	30,106	30,829	31,971	47,481
Goodwill impairment	—	—	75,727	75,727
Acquisition-related costs	15,577	22,661	9,564	19,115
Other operating expense	5,931	1,291	910	910
Loss on debt extinguishment	—	4,858	73	10,322
Other income (expense)	12,650	17,191	(34,389)	(34,389)

Total adjustments	$63,916	$81,946	$104,484	$141,638

(k)

Represents management’s estimate of the pre-ownership period Adjusted EBITDA adjustments from our 2020 Acquisitions and our 2021 Acquisition to reflect a full year of Adjusted EBITDA. If these companies had been acquired by us on December 29, 2019, the first day of our fiscal year 2020, we would have included the amounts below as adjustments in calculating Adjusted EBITDA:

(dollars in thousands)	Pro Forma Fiscal Year Ended January 2, 2021
Goodwill, intangible and other long-lived asset impairment	$20
Fees related to debt modifications	166
Acquisition-related costs	6,715
Integration costs	2,104
COVID-related costs	(518)
Other system transition costs, professional fees and other	(100)

2020 Acquisitions	$8,387

Bank fees related to debt modifications	$5
Acquisition-related costs	290
Integration costs	32
COVID-related costs	(2,172)
Non-acquisition related legal settlements
Other system transition costs, professional fees and other	223

2021 Acquisition	$(479)

(6)

Field contribution and Field contribution margin are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as operating income (loss). Rather, we present Field contribution and Field contribution margin as supplemental measures of our performance. We define Field contribution as operating income (loss) prior to corporate expenses and other non-field related costs, including depreciation and amortization, acquisition-related costs, and other operating expenses. Field contribution margin is Field contribution as a percentage of revenue. As non-GAAP financial measures, our computations of Field contribution and Field contribution margin may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

Field contribution and Field contribution margin have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

Management believes Field contribution and Field contribution margin are helpful in highlighting trends in our core operating performance and evaluating trends in our branch and regional results, which can vary from year to year. We use Field contribution and Field contribution margin to make business decisions and assess the operating performance and results delivered by our core field operations, prior to corporate and other costs not directly related to our field operations. These metrics are also important because they guide us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. Additionally, Field contribution and Field contribution margin determine how effective we are in managing our field supervisory and administrative costs associated with supporting our provision of services and sale of products.

The following table reconciles Operating income (loss) to Field contribution and Field contribution margin:

	Fiscal Years Ended
	December 29, 2018	December 28, 2019	January 2, 2021
Operating income (loss)	$39,033	$38,954	$(3,487)
Other operating expense	5,931	2,322	910
Acquisition-related costs	15,577	22,661	9,564
Depreciation and amortization	11,938	14,317	17,027
Goodwill impairment	—	—	75,727
Corporate expenses	104,486	113,235	113,828

Field contribution	176,965	191,489	213,569
Revenue	$1,253,673	$1,384,065	$1,495,105
Field contribution margin	14.1%	13.8%	14.3%

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. Please also see “Cautionary Note Regarding Forward-Looking Statements.” In addition, the impacts of the COVID-19 pandemic and any worsening of the economic environment may exacerbate the risks described below, any of which could have a material impact on us. Changes can be rapid and additional impacts may arise that we are not currently aware of.

Risks Related to Our Business and Industry

Competition among home health, hospice and durable medical equipment companies is intense.

The home health and hospice services and durable medical equipment industries are highly competitive. We compete with a variety of other companies in providing home health and hospice services and durable medical equipment, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health and hospice services and durable medical equipment. If we are unable to react competitively to new developments, our operating results may suffer. In many areas in which our home health, hospice and durable medical equipment programs are located, we compete with a large number of organizations, including:

•	community-based home health providers;

•	national, regional and local companies;

•	national, regional and local hospice agencies;

•	hospital-based home health agencies; and

•	nursing homes.

Some of our current and potential competitors have or may obtain significantly greater marketing and financial resources than we have or may obtain. We also compete with a number of non-profit organizations that can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions that are unavailable to us. We compete based on the availability of personnel, the quality of services, the expertise of staff, and, in certain instances, on the price of our services.

In home health and hospice markets that do not require a Certificate of Need (“CON”) or Permits of Approval (“POA”), there are relatively few barriers to entry. Accordingly, other companies, including hospitals and other healthcare organizations that are not currently providing services, may expand their services to include home health and hospice services or similar services. If states with existing CON laws remove such barriers, we could face increased competition in these states. We may encounter increased competition in the future that could negatively impact patient referrals to us, limit our ability to maintain or increase our market position and could have a material adverse effect on our business, financial position, results of operations and liquidity.

If any large national healthcare entities that do not currently directly compete with us move into the home health or hospice market, competition could significantly increase. Larger, national healthcare entities have significant financial resources and extensive technology infrastructure. In addition, companies that currently compete in certain of our services could begin competing with additional services through the acquisition of an existing company or de novo expansion into these services. Our competitors may also develop joint ventures with providers, referral sources and payers, which could result in increased competition.

Managed care organizations, such as health maintenance organizations (“HMOs”) and preferred provider organizations (“PPOs”), and other third-party payers continue to consolidate, which enhances their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of patients in the United States are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers. Our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected if these organizations terminate us as a provider and/or engage our competitors as a preferred or exclusive provider. In addition, should private payers, including managed care payers, seek to negotiate discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

If we are unable to maintain relationships with existing patient referral sources, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Our success depends on referrals from physicians, hospitals and other sources in the communities we serve and on our ability to maintain good relationships with existing referral sources. Our referral sources are not contractually obligated to refer patients to us and may refer their patients to other providers. In addition, our relationships with referral sources are subject to compliance with federal and state healthcare laws, such as the federal Anti-Kickback Statute and the Stark Law. Our growth and profitability depend, in part, on our ability to establish and maintain close working relationships with these patient referral sources, comply with applicable laws with respect to such relationships, and to increase awareness and acceptance of the benefits of home health and hospice services by our referral sources and their patients. There can also be no assurance that other market participants will not attempt to steer patients to competing health services providers. Our loss of, or failure to maintain, existing relationships or our failure to develop new referral relationships could have a material adverse effect on our business.

Our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. The full extent to which the COVID-19 outbreak will impact our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact. We may face decreased demand for our services, interruption in the provision of our services, reduction in our liquidity position limiting our ability to service our indebtedness and our future ability to incur additional indebtedness or financing, and increased costs of services. All of these possibilities could have a material and adverse impact on our business, results of operations and financial condition.

While we did not experience a material decrease in the demand for our services during the first half of 2020, there is no guarantee that we will not experience material decreased demand related to the COVID-19 pandemic in future periods. The majority of the Company’s revenues are derived from the provision of home health services, and the majority of our home health services patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health catastrophe. Demand for home health services could be significantly diminished due to heightened anxiety among our patients regarding the risk of exposure to COVID-19 as a result of home health visits. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. Most local and state governments have imposed limits on the provision of certain healthcare services and we believe many members of the communities we serve are avoiding healthcare visits and procedures. These additional factors could reduce demand for our home health and hospice services.

Our ability to provide services to our patients depends first and foremost on the health and safety of our registered nurses, limited practice nurses, licensed therapists, certified nursing assistants, home health aides, therapy assistants and other similar providers. While we have taken significant precautions to enable our healthcare providers to continue to safely provide our important services to our patients during the pandemic, we could experience interruptions in our ability to continue to provide these services. We have taken the following steps to support our employees: provided paid leave to employees directly impacted by COVID-19 due to illness or quarantine, closure of a work location or inability to obtain childcare due to mandated closures; instituted remote work arrangements for our corporate and administrative support employees; permitted employees to temporarily suspend any 401(k) plan loan deductions; allowed employees to make a withdrawal from the 401(k) plan for coronavirus-related distributions without incurring the additional 10% early withdrawal penalty; granted access to telehealth services to all employees; and launched a COVID-19 Resource Center, which is updated daily with employee, clinical and operational resources. With respect to our patients, we have made the following business changes: increased PPE supplies in locations so infection control practices can be implemented immediately as needed for patient care; implemented all required state mandates related to wearing appropriate masks and PPE in our offices and related to patient care; developed a COVID-19 toolkit, a positive patient treatment protocol and PPE policy for clinicians treating COVID-19 symptomatic and positive patients, which requires use of N-95 masks, gloves, gowns and face shields by our clinicians and also requires surgical masks to be worn by the patient; and created a centralized distribution center for all critical PPE, allowing us to flex our inventory on a care center by care center basis, based on need and demand. Despite periodic shortages of PPE and significant disparities in the pricing of PPE among vendors, we have been able to source quantities of PPE sufficient for our needs in the foreseeable future. In the future, if we are unable to obtain the necessary PPE to ensure the safety of our employees due to a shortage of supplies or otherwise, if there is a reduction in our available healthcare providers due to concerns around COVID-19 related risks, if our healthcare providers were to contract COVID-19, or if our patient families refuse to allow us to provide care to our patients as a result of COVID-19 concerns, our ability to provide services to our patients may be significantly interrupted or suspended.

In addition to a number of factors that could adversely impact demand for our services and our ability to provide services to our patients, we may experience increased cost of care and reduced reimbursements as a result of COVID-19. In particular, we have already experienced higher costs due to the higher utilization and cost of PPE as well as increased purchasing of other medical supplies, cleaning, and sanitization materials. Our suppliers and vendors have similarly had their operations altered. To the extent the resulting economic disruption is severe, we could see some vendors go out of business, resulting in supply constraints and increased costs or delays in meeting the needs of our patients. If our patients suffer from increased incidence of and complications from illnesses, including COVID-19, our costs of providing care for our patients would increase. We may also face reduced reimbursement for our services through Medicare, Medicaid and commercial healthcare plans in the event that such plans do not adjust patient and other qualifications to address changes related to COVID-19.

In compliance with state and local stay-at-home orders issued in connection with COVID-19, many of our employees have transitioned to working from home. While we have implemented and maintain a cybersecurity program designed to protect our IT and data systems from attacks, more of our employees are working from locations where our cybersecurity program may be less effective and IT security may be less robust. The risk of a disruption or breach of our operational systems (or those of our third-party service providers), or the compromise of the data processed in connection with our operations (or those of our third-party service providers), has increased as attempted attacks have advanced in sophistication and number around the world. If any of our systems, or those of our third-party service providers, are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them and may experience loss or corruption of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial position, results of operations and liquidity. Any failure, compromise, breach or interruption in our systems, or those of our third-party service providers, which may result from problems such as malware, computer viruses, hacking attempts or other third-party malfeasance, could result in a disruption of our operations, patient dissatisfaction, damage to our reputation and a loss of patients or revenues. Efforts by us and our third-party service providers to develop, implement and maintain security measures, including malware and anti-virus software and controls, may not be successful in preventing these events from occurring, and any network and information systems-related events could require us to expend significant resources to remedy such event. In the future, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate information security vulnerabilities.

The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures.

The cost of healthcare is funded substantially by government and private insurance programs. If such funding is reduced or limited or no longer available, our business may be adversely impacted.

Third-party payers including Medicare, Medicaid and private health insurance payers provide substantially all funding for our home health and hospice services, and we cannot control reimbursement rates. During the past several years, third-party healthcare payers in the adult home care and hospice space, such as federal and state governments, insurance companies and employers, have undertaken cost containment initiatives. As part of the efforts, such payers increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk relating to paying for care provided, often in exchange for exclusive or preferred participation in their benefit plans. We expect efforts to impose greater discounts and more stringent cost controls by government and other third-party payers to continue, thereby reducing the payments we receive for our services. For example, the Medicaid Integrity Program is increasing the scrutiny placed on Medicaid payments and could result in recoupments of alleged overpayments. Similarly, private third-party payers may be successful in negotiating reduced reimbursement schedules for our services. Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreements with private insurance organizations or government funded programs, reduction or elimination of payments or an increase in the payments at a rate that is less than the increase in our costs, or other factors affecting payments for healthcare services over which we have no control could have a material adverse effect on our business, prospects, results of operations and financial condition. Further, we cannot assure you that our services will be considered cost-effective by third-party payers, that reimbursement will continue to be available or that changes to third-party payer reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all.

Reimbursement for the home health and hospice services that we provide is primarily through Medicare, Medicaid and managed care providers. Payments received from Medicare are subject to changes made through federal legislation and regulation. Payments received from Medicaid may vary from state to state. These payments are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements. When such changes are implemented, we must also modify our internal billing processes and procedures accordingly, which can require significant time and expense. We cannot assure you that reimbursement payments under governmental payer programs, including supplemental insurance policies, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. These changes, including retroactive adjustments, if adopted in the future by CMS, could have a material adverse effect on our business, financial position, results of operations and liquidity.

Changes to Medicare rates or methods governing Medicare payments for our services could materially adversely affect our business.

We derive substantial revenue from Medicare for our adult home health and hospice services. Reductions in Medicare rates or changes in the way Medicare pays for services could cause our revenue for these services to decline, perhaps materially. Reductions in Medicare reimbursement could be caused by many factors, including:

•	administrative or legislative changes to the base rates under the applicable prospective payment systems;

•	the reduction or elimination of annual rate increases;

•	the imposition or increase by Medicare of mechanisms shifting more responsibility for a portion of payment to beneficiaries, such as co-payments;

•	adjustments to the relative components of the wage index used in determining reimbursement rates;

•	changes to case mix or therapy thresholds; and

•	the reclassification of home health resource groups.

We receive payments from Medicare for our adult home health and hospice services based on the level of care provided to our patients. As a result, our profitability largely depends upon our ability to manage the cost of providing these services. We cannot be assured that reimbursement payments under governmental payer programs, including Medicare, will remain at comparable levels to the present or will be sufficient to cover the costs allocable for patient services. Any changes could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flow. Medicare currently provides for an annual adjustment of the various payment rates, such as the base episode rate for our home nursing services, based upon the increase or decrease of the medical care expenditure, which may be less than actual inflation. This adjustment could be eliminated or reduced in any given year.

Also, beginning on April 1, 2013, Medicare reimbursement was cut an additional 2% through sequestration as mandated by the Budget Control Act of 2011 and American Taxpayer Relief Act of 2011, and is to continue into the future. Further, Medicare routinely reclassifies home health resource groups. As a result of those reclassifications, we could receive lower reimbursement rates depending on the case mix of the patients we service. If our cost of providing services increases by more than the annual Medicare price adjustment, or if these reclassifications result in lower reimbursement rates, our results of operations, net income and cash flows could be adversely impacted.

Additionally, CMS changed the Home Health Prospective Payment System (“HHPPS”) case-mix adjustment methodology through the use of a new Patient-Driven Groupings Model (“PDGM”) for home health payments. This change was implemented on January 1, 2020, and also includes a change in the unit of payment from a 60-day payment period to a 30-day payment period and eliminates the use of therapy visits in the determination of payments. While the changes are intended to be implemented in a budget-neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. Additionally, in arriving at the calculation of a rate that is budget-neutral, CMS has made numerous assumptions about behavioral changes. The application of these assumptions could negatively impact our rates of reimbursement and have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

The healthcare industry in general is facing uncertainty associated with the efforts to identify and implement alternative delivery payment models and workable coordinated care. Many government and commercial payers are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations (“ACOs”) incentivize hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number of services they provide. Pursuant to the Patient Protection and Affordable Care Act and the Healthcare Education and Reconciliation Act (collectively, the “ACA”), CMS has established several separate ACO programs, the largest of which is the Medicare Shared Savings Program (“MSSP”). CMS established the MSSP to facilitate coordination and cooperation among providers to improve the quality of care for Medicare fee-for-service beneficiaries and to reduce costs. Eligible providers, hospitals and suppliers may participate in the MSSP by creating, participating in or contracting with an ACO. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS. According to CMS, 477 MSSP ACOs served 10.7 million patients as of January 1, 2021. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share, including a loss of our current business. Other alternative payment models may be presented by the government and commercial payers to control costs that subject our company to financial risk. Broad-based implementation of a new delivery payment model would represent a significant transformation for us and the healthcare industry generally. The development of new delivery and payment systems will almost certainly take significant time and expense. We cannot predict at this time what effect alternative payment models may have on our company.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, shifting away from traditional fee-for-service models. Under a managed Medicare plan, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits and the insurers may choose to offer supplemental benefits. Approximately two-fifths of all Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2020, a figure that continues to grow. Beginning in 2019, CMS allowed Medicare Advantage plans to offer certain personal care services as a supplemental benefit. Enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We cannot assure you that we will be successful in our efforts to be included in managed plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. We may also face increased competition for managed care contracts as a result of state regulation and limitations. In addition, operational processes may not be well-defined as a state transitions Medicaid recipients to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes associated with new managed care contracts may negatively affect our revenue growth rates, cash flow and profitability for services provided.

Because we are limited in our ability to control reimbursement rates received for our services, our business could be materially adversely affected if we are not able to maintain or reduce our costs to provide such services.

We receive fixed payments at rates established through federal and state legislation from Medicare and Medicaid, our most significant payers, for our services. Consequently, our profitability largely depends upon our ability to manage the costs of providing these services. We cannot be assured that reimbursement payments under Medicare and Medicaid will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Additionally, non-government payer rates are difficult for us to negotiate as such payers are under pressure to reduce their own costs. As a result, we have sought to manage our costs in order to achieve a desired level of profitability including, but not limited to, centralization of various processes, the use of technology and management of the number of employees utilized. If we are not able to continue to streamline our processes and reduce our costs, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Delays in collection or non-collection of our accounts receivable, particularly during the business integration process, could adversely affect our business, financial position, results of operations and liquidity.

Prompt billing and collection are important factors in our liquidity and our business is characterized by delays from the time we provide services to the time we receive payment for these services. We bill numerous and varied payers, such as Medicare, Medicaid and private insurance payers. These different payers typically have different billing requirements that must be satisfied prior to receiving payment for services rendered.

Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable with Medicare and Medicaid are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payers. For example, recent efforts have focused on improved coordination of regulation across the various types of Medicaid programs through which personal care services are offered. The 21st Century Cures Act, as amended, mandated that states implement electronic visit verification (“EVV”), which is used to collect home visit data, such as when the visit begins and ends. In several states, providers are now required to obtain state licenses or registrations and must comply with laws and regulations governing standards of practice. Providers must dedicate substantial resources to ensure continuing compliance with all applicable regulations and significant expenditures may be necessary to offer new services or to expand into new markets. The failure to comply with regulatory requirements could lead to the termination of rights to participate in federal and state-sponsored programs and the suspension or revocation of licenses. We believe new licensing requirements and regulations, including EVV, the increasing focus on improving health outcomes, the rising cost and complexity of operations, technology and pressure on reimbursement rates due to constrained government resources may discourage new providers and may encourage industry consolidation. Further, states that fail to meet federally imposed EVV deadlines could potentially lose, without an application for a good cause extension, an escalating amount of their funding. To the extent that the states fail to properly implement EVV, or that we fail to comply with new EVV data collection and billing submission requirements, our internal operations could be negatively affected. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations and liquidity.

In addition, timing delays in billings and collections may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. Reimbursement from the Medicare, Medicaid and Medicare/Medicaid managed programs accounted for 3.1%, 27.1% and 59.8% of our revenues, respectively, for the year ended January 2, 2021. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties’ information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, client funding and/or political pressures, discussions with clients and historical experience. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies, and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity and could be required to record impairment charges on our financial statements.

Failure to maintain the security and functionality of our information systems, or to defend against or otherwise prevent a cybersecurity attack or breach, could adversely affect our business, financial position, results of operations and liquidity.

We collect, store, use, retain, disclose, transfer and otherwise process a significant amount of confidential, sensitive and personal information from and about our actual and potential patients and our employees, including tax information, patient health information and payroll data. In addition to internal resources, we rely on third-party service providers in providing our services, including to provide continual maintenance and enhancements and security of any protected data. Such third-party service providers have access to confidential, sensitive and personal information about our patients and employees, and some of these service providers in turn subcontract with other third-party service providers. Our business also supports the use of EVV to collect visit submission information through our delivery of home health services. In order to comply with current and future state and federal regulations around EVV use, we utilize several different vendors. In states with an “open” model, we are able to choose our preferred EVV vendor. In states mandating the EVV vendor, a “closed” system, we utilize whichever vendor the state has mandated. In both cases, we have built interfaces between the EVV vendor and the patient accounting system utilized in the respective branch location. To the extent that our EVV vendors fail to support these processes, our internal operations could be negatively affected. Through contractual provisions and third-party risk management processes, we take steps to require that our service providers, and their subcontractors, protect our confidential, sensitive and personal information. However, due to the size and complexity of our technology platform and services, the amount of confidential, sensitive and personal information that we store and the number of patients, employees and third-party service providers with access to confidential, sensitive and personal information, we are potentially vulnerable to a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our business, financial position, results of operations and liquidity.

Threats to our information technology systems and data security can take a variety of forms. Hackers may develop and deploy viruses, worms and other malicious software programs that attack our networks and data centers or those of our service providers. Additionally, unauthorized parties may attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our employees or contractors, direct social engineering, phishing, credential stuffing, ransomware, denial or degradation of service attacks and similar types of attacks against any or all of us, our patients and our service providers. Other threats include inadvertent security breaches or theft, misuse, unauthorized access or other improper actions by our employees, patients, service providers and other business partners. Cybersecurity attacks and other security-related incidents are increasing in frequency and evolving in nature.

We have implemented policy, procedural, technical, physical and administrative controls with the aim of protecting our networks, applications, bank accounts, and the confidential, sensitive and personal information entrusted to us from such threats. Specifically, we have installed privacy protection systems and devices on our network and point of care tablets in an attempt to prevent unauthorized access to information in our database. However, given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security-related incidents, our technology may fail to adequately secure the confidential health information and personally identifiable information we maintain in our databases and there can be no assurance that any security procedures and controls that we or our service providers have implemented will be sufficient to prevent such incidents from occurring. Furthermore, because the methods of attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including third parties such as service providers and even nation-state actors, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity attacks and other security-related incidents. As a result, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

The occurrence of any actual or attempted cybersecurity attack or other security-related incident, the reporting of such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could result in liability to our patients and/or regulators, which could result in significant fines, litigation penalties, orders, sanctions, adverse publicity, litigation or actions against us or our service providers by governmental bodies and other regulatory authorities, patients or third parties, that could have a material adverse effect on our business, consolidated financial condition, results of operations, cash flows and liquidity. Any such proceeding or action, any related indemnification obligation, even if we are not held liable, and any resulting negative publicity, could harm our business, damage our reputation, force us to incur significant expenses in defense of these proceedings, increase the costs of conducting our business, distract the attention of management or result in the imposition of financial liability.

We may be required to expend significant capital and other resources to protect against the threat of cybersecurity attacks and security breaches or to alleviate problems caused by breaches, including unauthorized access to patient data and personally identifiable information stored in our information systems, the introduction of computer viruses or other malicious software programs to our systems, cybersecurity attacks, email phishing schemes, network disruption, denial of service attacks, malware and ransomware. A cybersecurity attack or other incident that bypasses our, our patients’ or third-party service providers’ information system’s security could cause a security breach that may lead to a material disruption to our information systems infrastructure or business and may involve a significant loss of business or patient health information and other confidential, sensitive or personal information. If a cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those or our patients or third-party service providers, were to be successful, it could result in the theft, destruction, loss, misappropriation or release of confidential, sensitive or personal information or intellectual property, and could cause operational or business delays that may materially impact our ability to provide various healthcare services. Any successful cybersecurity attack or other unauthorized attempt to access our systems or facilities, or those of our patients or third-party service providers, also could result in negative publicity which could damage our reputation or brand with our patients, referral sources, payers or other third parties and could subject us to substantial sanctions, fines and damages and other additional civil and criminal penalties under the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), the HIPAA Omnibus Rule (the “Omnibus Rule”) and other federal and state privacy laws, in addition to litigation with those affected.

We, our patients and our third-party service providers have been the victims of these types of threats, attacks and security breaches in the past. No security measures, procedures, technology or amount of preparation can provide guaranteed protection from these threats, or ensure that we, our patients and our third-party service providers will not be victims again in the future. Cybersecurity attacks have disrupted, or resulted in unauthorized access to, our networks, applications and confidential, personal or sensitive data, and those of our patients or service providers, in the past and successful attacks may occur again in the future.

For example, in February 2020, the Company advised the Office for Civil Rights, certain potentially affected persons and applicable State Attorneys General that consumer information (including social security numbers and financial account information) may have been illegally accessed by an unauthorized third party. The Company hired leading forensic firms to support its investigation, assess its systems and implement measures to bolster its security. Based on its investigation, the Company determined that the intruder may have accessed certain employee email accounts between July 9, 2019 and August 24, 2019. The Company notified approximately 170,000 current and former patients that certain information may have been copied and transferred, although there was no confirmation of any unauthorized acquisition, disclosure, use of, or access to such information as a result of the incident. Following the incident, the Company received notice that a class action complaint had been filed against the Company in the U.S. District Court for the Northern District of Georgia. The complaint alleges, among other things, that the Company failed to take the necessary security precautions to protect patient information and prevent the data breach and that the Company failed to provide timely and adequate notice to affected persons that their personal information had been subject to unauthorized access. Because of the early stage of this matter and the uncertainties of litigation, we cannot predict the ultimate resolution of this matter or estimate the amounts of, or ranges of, potential loss, if any, with respect to this proceeding. The Company intends to defend this lawsuit vigorously and has filed a motion to dismiss the case, which is currently pending. In addition, the Company has received a request for information regarding the data breach and the Company’s response from the Office for Civil Rights as well as additional inquiries from State Attorneys General. The Company is in the process of responding to each of these inquiries and is providing the information requested. The Company could face fines or penalties as a result of these inquiries. However, due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amounts of, or ranges of, potential loss, if any. The Company has insurance coverage and contingency plans for certain potential liabilities relating to the data breach. Nevertheless, the coverage may be insufficient to satisfy all claims and liabilities related thereto and the Company will be responsible for deductibles and any other expenses that may be incurred in excess of insurance coverage.

Failure to maintain the security and functionality of our information systems and related software, or to defend a cybersecurity attack or other attempt to gain unauthorized access to our systems, facilities or patient health information could expose us to a number of adverse consequences, the vast majority of which are not insurable, including but not limited to disruptions in our operations, regulatory and other civil and criminal penalties, fines, investigations and enforcement actions (including, but not limited to, those arising from the SEC, Federal Trade Commission, the HHS Office of Inspector General (“OIG”) or State Attorneys General), litigation with those affected by the data breach, loss of patients, disputes with payers and increased operating expense, which either individually or in the aggregate could have a material adverse effect on our business, financial position, results of operations and liquidity.

Healthcare reform and other regulations could adversely affect our customers, which could have an adverse effect on their ability to make timely payments to us for our products and services.

There are continuing efforts to reform governmental healthcare programs by federal and state governments that could result in major changes in the healthcare delivery and reimbursement system on a national and state level. The ACA and other laws and regulations that limit or restrict Medicare and Medicaid payments to our customers could adversely impact our customers, resulting in their inability to pay us, or pay us in a timely manner, for our services. Efforts to repeal or substantially modify provisions of the ACA continue in the federal courts. The ultimate outcomes of efforts to repeal, substantially amend, eliminate or reduce funding for the ACA is unknown. The effect of any major modification or repeal of the ACA on our business, operations or financial condition cannot be predicted, but could be materially adverse. There are continuing efforts to reform governmental health care programs that could result in major changes in the health care delivery and reimbursement system on a national and state level, including changes directly impacting the reimbursement systems for our services. Though we cannot predict what, if any, reform proposals will be adopted, healthcare reform and legislation may have a material adverse effect on our business and our financial condition, results of operations and cash flows through decreasing payments made for our services. See “Risk Factors—Risks Related to Our Regulatory Framework.”

Changes in the case-mix of our patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.

The sources and amounts of our patient revenues is determined by a number of factors, including the mix of patients and the rates of reimbursement among third-party payers. Changes in the case-mix of our patients as well as the third-party payer mix among Medicare, Medicaid and private payers may significantly affect our profitability. In particular, any significant increase in our Medicare or Medicaid population or decrease in Medicare or Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, particularly if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

Changes in payment methodologies by third-party payers could have a material adverse effect on our financial position, results of operations and cash flow. In November 2018, CMS issued the Calendar Year 2019

Home Health Final Rule, which provided for the first payment rate increase for home health providers since 2010. In the 2019 rule, CMS also issued proposed payment changes for Medicare home health providers for 2020. These proposed changes included changes to the HHPPS case-mix adjustment methodology through the use of a new PDGM for home health payments. As a result, the unit of payment changed from a 60-day payment period to a 30-day payment period and the use of therapy visits in the determination of payments was eliminated. While the proposed changes are supposed to be implemented in a budget neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. On October 31, 2019, CMS released its notice of final rulemaking for calendar year 2020 for home health agencies under the HHPPS (the “2020 HH Rule”). The 2020 HH Rule finalized the implementation of PDGM for 2020. In addition to the significant changes to the home health reimbursement model related to PDGM discussed above, the 2020 HH Rule requires additional quality reporting measures and significantly increases the standardized patient assessment data elements collected by providers beginning in 2022. With respect to Medicare reimbursement rates, the 2020 HH Rule implements a net 1.3% market basket increase (market basket update of 1.5% reduced by 0.2% for an extension of the rural payment add-on factor) in 2020. The 2020 HH Rule then reduces the base payment rate by 4.4% to offset the provider behavioral changes that CMS assumes PDGM will drive. Accordingly, the implementation of the PDGM could negatively impact our rates of reimbursement for Medicare fee for service patients and have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

If we are unable to provide consistently high quality of care, our business will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe that hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to home health providers who can differentiate themselves based upon quality, particularly by achieving low patient acute care hospitalization readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. We are focused intently upon improving our patient outcomes, particularly our patient acute care hospitalization readmission rates. If we should fail to attain our goals regarding acute care hospitalization readmission rates and other quality metrics, we expect our ability to generate referrals would be adversely impacted, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows. Additionally, Medicare has established consumer-facing websites, Home Health Compare and Hospice Compare, that present data regarding our performance on certain quality measures compared to state and national averages. If we should fail to achieve or exceed these averages, it may affect our ability to generate referrals, which could have a material adverse effect upon our business and consolidated financial condition, results of operations and cash flows.

Quality reporting requirements may negatively impact Medicare reimbursement.

Hospice quality reporting was mandated by the ACA, which directs the Secretary of HHS to establish quality reporting requirements for hospice programs. Failure to submit required quality data will result in a 2%-point reduction to the market basket percentage increase for that fiscal year. This quality reporting program is currently “pay-for-reporting,” meaning it is the act of submitting data that determines compliance with program requirements.

The Improving Medicare Post-Acute Care Transformation Act of 2014 (the “IMPACT Act”) requires the submission of standardized data by home health agencies. Specifically, the IMPACT Act requires, among other significant activities, the reporting of standardized patient assessment data with regard to quality measures, resource use and other measures. Failure to report data as required will subject providers to a 2% reduction in market basket prices then in effect. Additionally, reporting activities associated with the IMPACT Act are anticipated to be quite burdensome.

Similarly, in the Calendar Year 2015 Home Health Final Rule, CMS proposed to establish a new “Pay-for-Reporting Performance Requirement” with which provider compliance with quality reporting program requirements can be measured. Home health agencies that do not submit quality measure data to CMS are subject to a 2% reduction in their annual home health payment update percentage. Home health agencies are required to report prescribed quality assessment data for a minimum of 70% of all patients with episodes of care that occur on or after July 1, 2015. This compliance threshold increased by 10% in each of two subsequent periods (i.e., for episodes beginning on or after July 1, 2016 and before June 30, 2017, home health agencies must score at least 80%, and for episodes beginning on or after July 1, 2017 and thereafter, the required performance level is at least 90%). There can be no assurance that all our home health and hospice agencies will continue to meet quality reporting requirements in the future, which may result in one or more of our home health or hospice agencies seeing a reduction in its Medicare reimbursements. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Our hospice operations are subject to annual Medicare caps. If any of our hospice providers exceeds such caps, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Medicare payments to a hospice are subject to an inpatient cap amount and an overall payment cap amount, which are calculated and published by CMS on an annual basis covering the period from November 1 through October 31. If payments received under any of our hospice operations exceeds any of these caps, we may be required to reimburse Medicare for payments received in excess of the caps, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Our failure to negotiate favorable managed care contracts, or our loss of existing favorable managed care contracts, could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

We believe that there is a growing trend of patient utilization of managed care. Accordingly, we seek to diversify our payer sources by increasing the business we already do with managed care companies, such as HMOs and PPOs. However, we may not be successful in these efforts. There is also a risk that any favorable managed care contracts that we have may be terminated on short notice, because managed care contracts typically permit the payer to terminate the contract without cause, typically upon 90 days’ notice, but in some cases upon a shorter notice period. The ability to terminate on short notice without cause can provide such companies with leverage to reduce volume or obtain favorable pricing to the detriment of our business strategy, and managed care contracts are subject to frequent change as a result of renegotiations and renewals. Our failure to negotiate, secure, and maintain favorable managed care contracts could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Furthermore, managed care contracts typically have complicated authorization, billing and collection provisions. Our inability to properly obtain authorizations from managed care programs or accurately bill managed care programs could result in material denied claims, or expose us to material repayment obligations, thereby materially adversely impacting our results of operations.

The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability.

We compete with other healthcare providers for our employees, both professional employees and management. If we are unable to attract and retain qualified personnel, the quality of our services may decline and we could lose patients and referral sources, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Our ability to attract and retain qualified personnel depends on several factors, including our ability to provide these personnel with attractive assignments and competitive salaries and benefits. During the COVID-19 pandemic, our ability to attract and retain qualified personnel may also depend on our ability to appropriately protect these personnel from exposure to the virus. We cannot be assured we will succeed in any of these areas. In some markets, the lack of availability of medical personnel is a significant operating issue facing all healthcare providers. This issue may be exacerbated if immigration is more limited in the future and by the COVID-19 pandemic.

If the demand for home health and/or hospice services exceeds the supply of available and qualified personnel, we and our competitors may be forced to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. In addition, if we expand our operations into geographic areas where healthcare providers historically have been unionized, or if any of our employees become unionized, being subject to a collective bargaining agreement may have a negative impact on our ability to timely and successfully recruit qualified personnel and may increase our operating costs. We currently have no union employees, so an increase in labor union activity could have a significant impact on our labor costs. Furthermore, the competitive market for this labor force has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating results. If our labor costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Our ability to pass along increased labor costs is limited, which could significantly affect our business and consolidated financial condition, results of operations and cash flows.

Any economic downturn, deepening of an economic downturn or federal and state budget pressures may result in a reduction in payments and covered services.

While we believe that our services are not typically sensitive to general declines in the federal and state economies, the erosion in the tax base caused by a general economic downturn can cause restrictions on the federal and state governments’ abilities to obtain financing and a decline in spending. In the wake of the 2008 economic recession, most states faced unprecedented declines in tax revenues and, as a result, record budget gaps. If the economy were to contract into a recession (for example, as a result of the global COVID-19 pandemic), our government payers or other counterparties that owe us money could be delayed in obtaining, or may not be able to obtain, necessary funding and/or financing to meet their cash flow needs. As a result, we may face increased pricing pressure, termination of contracts, reimbursement rate cuts or reimbursement delays from Medicare and Medicaid and other governmental payers, which could adversely impact our results of operations and cash flows.

Adverse developments in the United States could lead to a reduction in federal government expenditures, including governmentally funded programs in which we participate, such as Medicare and Medicaid. In addition, if at any time the federal government is not able to meet its debt payments unless the federal debt ceiling is raised, and legislation increasing the debt ceiling is not enacted, the federal government may stop or delay making payments on its obligations, including funding for Medicare and Medicaid. Failure of the federal government to make payments under these programs could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. Further, any failure by the United States Congress to complete the federal budget process and fund government operations may result in a federal government shutdown, potentially causing us to incur substantial costs without reimbursement under Medicare and/or Medicaid, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. As an example, the failure of the 2011 Joint Select Committee to meet its Deficit Reduction goal resulted in an automatic reduction in certain Medicare home health payments. Medicaid outlays may also be significantly affected by state budget pressures, and we can expect continuing cost containment pressures on Medicaid outlays for our services.

In addition, sustained unfavorable economic conditions may affect the number of patients enrolled in managed care programs and the profitability of managed care companies, which could result in reduced payment rates and could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

There is a high degree of uncertainty regarding the implementation and impact of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act’’) and other existing or future stimulus legislation, if any. There can be no assurance as to the total amount of financial assistance or types of assistance we will receive, that we will be able to comply with the applicable terms and conditions to retain such assistance, that we will be able to benefit from provisions intended to increase access to resources and ease regulatory burdens for health care providers or that additional stimulus legislation will be enacted.

The CARES Act is a $2 trillion economic stimulus package signed into law on March 27, 2020, in response to the COVID-19 pandemic. In an effort to stabilize the U.S. economy, the CARES Act provides for cash payments to individuals and loans and grants to small businesses, among other measures. The CARES Act also appropriates $100 billion in funding to HHS for hospitals and other healthcare providers to be distributed through the previously established Public Health and Social Services Emergency Fund (the “PHSSEF”). Following passage of the CARES Act, on April 24, 2020, H.R. 266, commonly known as the Paycheck Protection Program and Health Care Enhancement Act (the “PPPHCE Act”), was signed into law, which provides an additional $75 billion appropriation to the PHSSEF on the same terms and conditions as the CARES Act. These funds are intended to reimburse eligible providers and suppliers for healthcare-related expenses or lost revenues attributable to COVID-19.

Recipients are not required to repay PHSSEF funds, provided that they attest to and comply with certain terms and conditions, including limitations on balance billing and restrictions against using PHSSEF funds to reimburse expenses or losses that other sources are obligated to reimburse. HHS originally allocated $50 billion of the CARES Act Provider Relief Fund (“PRF”) for general distribution to Medicare providers impacted by COVID-19, to be distributed on a proportional basis to providers’ share of 2018 patient revenue. HHS also distributed $18 billion to eligible Medicaid and CHIP providers that have not received a payment from the original PRF’s $50 billion general distribution allocation and billed state Medicaid programs or Medicaid managed care plans for healthcare-related services between January 1, 2018 and May 31, 2020. The Company began applying for these Medicaid PRF payments in June 2020. In addition, HHS is making targeted distributions for providers in areas particularly impacted by COVID-19, rural providers, providers of services with lower shares of Medicare reimbursement or who predominantly serve the Medicaid population, and providers requesting reimbursement for treatment of uninsured Americans, among others. A portion of the available funding is being distributed to reimburse health care providers that submit claims requests for COVID-19-related treatment of uninsured patients at Medicare rates. HHS has not yet announced the precise method by which all future payments from the PHSSEF will be determined or allocated, so the potential impact to us is not currently known. As of January 2, 2021, we had received $25.1 million in PRF payments as a result of applications made by the Company; we repaid this amount in full on March 5, 2021. The Company may receive incremental Medicaid PRF payments in the future.

The CARES Act also makes other forms of financial assistance available to health care providers, including Medicare and Medicaid payments adjustments and an expansion of the Medicare Accelerated and Advance Payment Program, which makes available advance payments of Medicare funds in order to increase cash flow to providers. Certain states have passed relief and stimulus legislation and programs. For example, on May 28, 2020, the Pennsylvania General Assembly approved distribution of stimulus dollars that it received through the CARES Act, including to home health and homecare agencies. As of January 2, 2021, the Company had received approximately $4.8 million of stimulus payments from the Commonwealth of Pennsylvania, for which it did not apply; we recognized $0.5 million of this amount as income in fiscal year 2020 and repaid the remaining $4.3 million on February 4, 2021. These payments are not subject to repayment, provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. If we are unable to attest to or comply with current or future terms and conditions, our ability to retain some or all of the distributions received may be impacted, which is unknown at this time. The Company has not received stimulus funds from any individual state other than Pennsylvania.

Due to the recent enactment of the CARES Act, the PPPHCE Act and other legislation, there is still a high degree of uncertainty surrounding their implementation, and the COVID-19 pandemic continues to evolve. Some of the measures allowing for flexibility in delivery of care and various financial supports for health care providers are available only until the Public Health Emergency (“PHE”) for the COVID-19 pandemic has ended, and it is unclear whether or for how long the PHE declaration will be extended. The current PHE determination was renewed on January 7, 2021, and is currently set to expire on April 20, 2021. The Secretary of HHS may choose to renew the PHE declaration for successive 90-day periods for as long as the emergency continues to exist and may terminate the declaration whenever he determines that the PHE no longer exists. The federal government and the state governments may consider additional stimulus and relief efforts, but we are unable to predict whether additional stimulus measures will be enacted or their impact. There can be no assurance as to the total amount of financial and other types of assistance we will receive under the CARES Act, PPPHCE Act or future legislation, if any, and it is difficult to predict the impact of such legislation on our operations. Companies that we acquire in the future may have received, or elected to receive, financial or other types of assistance under the CARES Act, PPPHCE Act or future legislation, if any, and we may incur additional costs to bring such acquired companies into compliance with such laws or our elections thereunder. Further, there can be no assurance that the terms and conditions of PRF or other relief programs will not change or be interpreted in ways that affect our ability to comply with such terms and conditions in the future (which could affect our ability to retain assistance), the amount of total stimulus funding we will receive or our eligibility to participate in such stimulus funding.

The HHS has indicated that for-profit commercial organizations, such as Aveanna, are required to include PRF payments in determining whether they are required to have certain audits performed. If HHS conducts an audit resulting in findings or allegations of noncompliance with applicable requirements for use of such PRF payments, it could result in a material payment obligation for us. We will continue to monitor our compliance with the terms and conditions of the PRF, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. If we are unable to attest to or comply with current or future terms and conditions, then our ability to retain some or all of the distributions received may be impacted. We will continue to assess the potential impact of COVID-19 and government responses to the pandemic on our business, results of operations, financial condition and cash flows.

Further, the rules and regulations associated with the implementation of the CARES Act, including the terms and conditions of the PRF, have not been finalized and remain subject to publication and change. While CMS has issued interim and informal guidance, the final rules and regulations may be materially different from our current understanding. Such changes in the final rules and regulations may materially affect our ability to utilize and retain the PRF payments and may change our accounting for the use of such funds.

Our business is dependent on the availability, integrity and security of internal and external information systems and IT services, but there are risks of business disruption associated with new business systems and technology initiatives.

We are dependent on the proper functioning, availability and uninterrupted operation of our information systems and related software programs. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance existing systems and develop new systems to keep pace with continuing changes in technology, evolving industry and regulatory standards, and changing patient preferences. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our business. We may also incur additional costs in relation to any new systems, procedures and controls and additional management attention could be required in order to ensure an efficient integration, placing burdens on our internal resources. In addition, certain software supporting our business and information systems are licensed to us by third-party software developers. Our inability, or the inability of such third parties, to continue to maintain and upgrade our information systems and software could disrupt or reduce the efficiency of our operations. Hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

In the ordinary course of business, we implement new or upgraded business and information technology systems for our various businesses to meet our operational needs. Implementation disruptions or the failure of new systems and technology initiatives to operate in accordance with expectations could have a material adverse effect on our business, financial position results of operations and liquidity. Moreover, in connection with recent and future acquisitions, it is necessary for us to continue to create an integrated business from the various acquired entities. This requires the establishment of a common management team to guide the acquired companies, the conversion of numerous information systems to a common operating system, the establishment of a brand identity for the acquired companies, the streamlining of the operating structure to optimize efficiency and customer service and a reassessment of the inventory and supplier base to ensure the availability of products at competitive prices. As a result of our historical acquisition activities, we have acquired additional information systems. We have been taking steps to reduce the number of systems we operate, have upgraded and expanded our information systems capabilities, and are gradually migrating to fewer information systems. No assurance can be given that these various actions can be completed without disruption to the business, in a short period of time or that anticipated improvements in operating performance can be achieved.

Though we have taken steps to protect the safety and security of our information systems and the patient health information and other data maintained within those systems, there can be no assurance that our safety and security measures and disaster recovery plan (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems and operations. Our IT and information systems may fail to operate properly (for example, by capturing patient data erroneously) or become disabled as a result of events that are beyond our control. For example, our information systems are vulnerable to damage or interruption from fire, flood, earthquake, terrorist attacks, natural disasters, power loss, telecommunications failure, break-ins, attacks from malicious third parties, improper operation, computer viruses, unauthorized entry, data loss, cybersecurity attacks, acts or war and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities. Additionally, because the techniques used to obtain unauthorized access, disable, or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. Any such failure of IT and information systems could adversely affect our reputation, our ability to effect transactions and service customers and merchants, disrupt our business or result in the misuse of patient or patient data, financial loss or liability to our patients, the loss of a supplier or regulatory intervention or reputational damage. Problems with, or the failure of, our technology and systems or any system upgrades or programming changes associated with such technology and systems could have a material adverse effect on data capture, medical documentation, billing, collections, assessment of internal controls and management and reporting capabilities, as well as on our business, financial position, results of operations and liquidity.

We develop and maintain portions of our clinical software systems in house. Failure of, or problems with, our systems could harm our business and operating results.

We develop and utilize clinical, appointment scheduling and billing software systems, including our “Aveanna Connect” software, to collect assessment data, log patient visits, generate medical orders, schedule patients’ appointments and monitor treatments and outcomes in accordance with established medical standards. The system integrates billing and collections functionality as well as accounting, human resource, payroll, and employee benefits programs provided by third parties. Problems with, or the failure of, our technology and systems could negatively impact data capture, billing, collections and management and reporting capabilities. Any such problems or failures could adversely affect our operations and reputation, result in significant costs to us, and impair our ability to provide our services in the future. Additionally, our software utilizes open source software and any defects or security vulnerabilities in such open source software, or any requirement to publicly disclose all or part of the source code to our software or to make available any derivative works of the open source code on unfavorable terms or at no cost, could harm our business, financial condition, results of operations and liquidity. The costs incurred in correcting any errors or problems may be substantial, may negatively affect the public’s perception of our services and could adversely affect our profitability.

If any of our home health or hospice agencies fail to comply with the conditions of participation in the Medicare program, that agency could be terminated from Medicare, which could adversely affect our revenue and net income.

Our home health and hospice agencies must comply with the extensive conditions of participation in the Medicare program. These conditions generally require our home health and hospice agencies to meet specified standards relating to personnel, patient rights, patient care, patient records, administrative reporting and legal compliance. If a home health agency or hospice fails to meet any of the Medicare conditions of participation, that home health agency or hospice may receive a notice of deficiency from the applicable surveyor or accreditor. If that home health agency or hospice then fails to institute a plan of correction to correct the deficiency within the time period provided by the surveyor or accreditor, that home health agency or hospice could be terminated from the Medicare program. We respond in the ordinary course to deficiency notices issued by surveyors or accreditors. Any termination of one or more of our home health or hospice agencies from the Medicare program for failure to satisfy the Medicare conditions of participation could adversely affect our revenue and net income.

We may not be able to adequately obtain and maintain our intellectual property and proprietary rights, which could impair our ability to protect and enforce intellectual property and our brand.

We rely on a combination of trademark law, trade secret protection, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. We have not applied for any patents and cannot give assurances that any patent applications will be made by us or that, if they are made, they will be granted.

We may, over time, strategically increase our intellectual property investment through additional trademark, patent and other intellectual property filings, which could be expensive and time-consuming and are not guaranteed to result in the issuance of registrations. Even if we are successful in obtaining a particular patent, trademark or copyright registration, it is expensive to enforce our rights, including through maintenance costs, monitoring, sending demand letters, initiating administrative proceedings and filing lawsuits.

In addition to registering material and eligible intellectual property, we rely to a degree on contractual restrictions to prevent others from exploiting our intellectual property rights. However, the enforceability of these provisions is subject to various state and federal laws, and is therefore uncertain. Our failure to develop and properly manage new intellectual property could hurt our market position and business opportunities. Furthermore, recent changes to U.S. intellectual property laws may jeopardize the enforceability and validity of our intellectual property portfolio.

Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that the steps that we have taken to protect our intellectual property will prevent third parties from infringing or misappropriating our intellectual property or deter independent development of equivalent or superior intellectual property rights by others. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect or determine the extent of unauthorized use of our intellectual property rights. If we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute, or otherwise violate our trademark rights, the value of our brands could be diminished and our business could be adversely affected. Our intellectual property rights may be infringed, misappropriated or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable.

Similarly, our reliance on unpatented proprietary information, such as trade secrets and confidential information, depends in part on agreements we have in place with employees, independent contractors and other third parties that allocate ownership of intellectual property and place restrictions on the use and disclosure of this intellectual property. These agreements may be insufficient or may be breached, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property, and we cannot be certain that we will have adequate remedies for any breach. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our software, technology and processes. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, to the extent that our employees, independent contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and that compete with our business.

We may become subject to intellectual property disputes, which could be costly and may subject us to significant liability and increased costs of doing business.

We may become involved in lawsuits to protect or enforce our intellectual property rights, and we may be subject to claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that intellectual property related claims are without merit, litigation may be necessary to determine the scope and validity of intellectual property or proprietary rights of others or to protect or enforce our intellectual property rights. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, any such claim, with or without merit, may be time-consuming, result in costly litigation, divert management’s time and attention from our business, and require us to, among other things, redesign or stop providing our products or services, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships.

We believe we have all the necessary licenses from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary license or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights, could adversely impact our business, financial position, results of operations and liquidity.

We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.

We have a substantial amount of indebtedness. As of January 2, 2021, we had $964.7 million principal amount of first-priority senior secured indebtedness outstanding (with $55.2 million available for borrowing under the Revolving Credit Facility), and $240.0 million aggregate principal amount of second-priority senior secured indebtedness outstanding. As of January 2, 2021, on a pro forma as adjusted basis, we will have $698.7 million principal amount of first-priority senior secured indebtedness outstanding (with $180.2 million available for borrowing under the Revolving Credit Facility). See “Capitalization.”

Our high degree of leverage could have important consequences for our investors. For example, it may make it more difficult for us to make payments on our Senior Secured Credit Facilities (as defined under “Description of Certain Indebtedness”); increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility; expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities, are at variable rates of interest; require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital and other expenses; limit our ability to refinance existing indebtedness on favorable terms or at all or borrow additional funds in the future for, among other things, working capital, acquisitions or debt service requirements; limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and place us at a competitive disadvantage compared to competitors that have less indebtedness.

In addition, the agreements that govern the Senior Secured Credit Facilities contain customary restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Those covenants include restrictions on our ability to, among other things, incur additional indebtedness, incur liens, pay dividends and make other payments in respect of capital stock, make acquisitions, investments, loans and advances, transfer or sell assets and enter into certain transactions with our affiliates. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt under the Senior Secured Credit Facilities. See “Description of Certain Indebtedness.” Any such event of default or acceleration could have an adverse effect on the trading price of our common stock.

Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may fluctuate in the future. As a result, interest rates under the Senior Secured Credit Facilities or other variable rate indebtedness could be higher or lower than current levels. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. In addition, a transition away from the London Interbank Offered Rate (for purposes of this risk factor, “LIBOR”) as a benchmark for establishing the applicable interest rate may affect the cost of servicing our debt under the Senior Secured Credit Facilities. The Financial Conduct Authority of the United Kingdom has announced that it plans to phase out LIBOR by the end of calendar year 2021. The Federal Reserve Bank of New York has begun publishing a Secured Overnight Funding Rate (“SOFR”), which is intended to replace U.S. dollar LIBOR, and central banks in several other jurisdictions have also announced plans for alternative reference rates for other currencies. These reforms may cause LIBOR to perform differently than in the past or to disappear entirely. As a result, we may need to renegotiate our Senior Secured Credit Facilities or incur other indebtedness, and the phase-out of LIBOR may negatively impact the terms of such indebtedness. In addition, the overall financial market may be disrupted as a result of the phase-out or replacement of LIBOR. Disruption in the financial market could have a material adverse effect on our business, financial condition and results of operations.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although the agreements governing our Senior Secured Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

We may not be able to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions.

We regularly evaluate opportunities to acquire other companies and have undertaken, and may in the future undertake, strategic and accretive acquisitions. To the extent our future growth strategy includes strategic and accretive acquisitions, we cannot assure you that we will successfully identify suitable acquisition candidates, obtain financing for such acquisitions, if necessary, consummate such potential acquisitions or efficiently integrate any acquired entities or successfully expand into new markets as a result of our acquisitions. If we are unable to successfully execute on such a strategy in the future, our future growth could be limited.

We believe that there are risks related to acquiring companies, including overpaying for acquisitions, losing key employees of acquired companies or legacy companies, failing to effectively integrate acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired branch, regional and corporate operations, and failing to achieve potential synergies or remove transition, integration or non-recurring costs. Historically, we have funded acquisitions primarily through our credit facilities, and there is no guarantee that we will be able to obtain financing for any future acquisition on favorable terms, if at all. Furthermore, in certain circumstances, we could be required to pay or be involved in disputes relating to termination fees or liquidated damages if an acquisition is not consummated. If we become obligated to pay a termination fee or liquidated damages, the payment could have a material adverse effect on our business, financial condition or results of operations.

Upon consummation of an acquisition, the integration process could divert the attention of management, and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing cost of services, resulting in lower gross profits in relation to sales. The process of combining companies could cause the interruption of, or a loss of momentum in, the activities of the respective businesses, which could have an adverse effect on their combined operations. Additionally, in some acquisitions, we may have to renegotiate, or risk losing, one or more third-party payer contracts. We may also be unable to immediately collect the accounts receivable of an acquired entity while we align the payers’ payment systems and accounts with our own systems. Finally, certain transactions can require licensure changes which, in turn, result in disruptions in payment for services.

We may also make strategic divestitures from time to time. With respect to any divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any divestiture could affect our profitability as a result of the gains or losses on such sale of a business or service, the loss of the operating income resulting from such sale or the costs or liabilities that are not assumed by the acquirer (i.e., stranded costs) that may negatively impact profitability subsequent to any divestiture. The Company may also be required to recognize impairment charges as a result of a divesture.

Federal regulation may impair our ability to consummate acquisitions or open new care centers.

Changes in federal laws or regulations may materially adversely impact future acquisitions. For example, the Social Security Act provides the Secretary of Health and Human Services with the authority to impose temporary moratoria on the enrollment of new Medicare providers if deemed necessary to combat fraud, waste or abuse under government programs. While there are no active Medicare moratoria, there can be no assurance that CMS will not adopt a moratorium on new providers in the future. Additionally, in 2010, CMS implemented and amended a regulation known as the “36 Month Rule” that is applicable to home health agency acquisitions. Subject to certain exceptions, the 36 Month Rule prohibits buyers of certain home health agencies – those that either enrolled in Medicare or underwent a change in majority ownership fewer than 36 months prior to the acquisition – from assuming the Medicare billing privileges of the acquired care center. The 36 Month Rule may restrict bona fide transactions and potentially block new investments in home health agencies. These changes in federal laws and regulations, and similar future changes, may further increase competition for acquisition targets and could have a material adverse effect on any acquisition strategy.

We are exposed to various risks related to legal proceedings, claims and governmental inquiries that could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage, meaning that our insurance may not fully protect us.

We are a party to lawsuits, claims and governmental inquiries in the normal course of our business. See “Business—Legal Proceedings and Government Matters.”

Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries are difficult to predict. Unfavorable outcomes from these claims, lawsuits and governmental inquiries could adversely affect our business, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.

The nature of our business subjects us to inherent risk of professional liability and substantial damage awards. Healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories in recent years, many of which involve large monetary claims and significant defense costs. In general, we coordinate care for medically fragile children and adults and end-of-life care for adults through our own network of full time and part-time employed clinicians, including registered nurses, limited practice nurses, licensed therapists, certified nursing assistants, home health aides, therapy assistants and other similar providers. Although we carefully screen all of the providers in our network and actively remove those that fall below a certain quality threshold, we cannot be certain that a provider will not incur tort liability, including medical malpractice, in treating one of our referred patients. As the referring party in such a case, we could be found negligent if our screening and monitoring procedures are deemed inadequate. The nurses and other healthcare professionals we employ could be considered our agents and, as a result, we could be held liable for their medical negligence. Moreover, in light of the COVID-19 pandemic, we could be liable if our COVID-19 screening, monitoring and/or safety protocols are deemed inadequate to stop the transmission of the COVID-19 virus from our nurses and healthcare professionals to our patients.

Additionally, although we do not grant, deny or adjudicate claims for payment of benefits and we do not believe that we engage in the corporate practice of medicine or the delivery of medical services, there can be no assurance that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits to allegations that we have engaged in fee splitting, which may be prohibited under state laws, or to allegations that we engage in the corporate practice of medicine or the delivery of medical services.

While we do not design or manufacture the products sold by our MS segment, there can be no assurance that we will not be subject to product liability claims related to such products and that such claims will not result in liability in excess of our insurance coverage.

Moreover, we could also be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal or state levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We maintain professional liability insurance to provide coverage to us and our subsidiaries against these litigation claims and potential litigation risks. However, we cannot assure you claims will not be made in the future in excess of the limits of our insurance, nor can we assure you that any such claims, if successful and in excess of such limits, will not have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows. We cannot assure you that the insurance we maintain will satisfy claims made against us or that insurance coverage will continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms. Any claims made against us, regardless of their merit or eventual outcome, could damage our reputation and business and our ability to attract and retain patients and employees.

Our balance sheet includes a significant amount of goodwill and intangible assets. An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and total assets.

Our balance sheet includes a significant amount of goodwill and intangible assets. Goodwill and intangible assets, net, together accounted for approximately 75.4% of total assets on our balance sheet as of January 2, 2021. The impairment of a significant portion of these assets would negatively affect our financial condition or results of operations. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. For example, during our annual goodwill impairment test for the period from March 16, 2017 to December 30, 2017, we identified that the carrying value of five of our reporting units exceeded their estimated fair values. As such, we determined that the goodwill associated with our reporting units was impaired and recorded an impairment charge, net of tax effect, of approximately $241.1 million to reduce goodwill associated with our reporting units. We cannot currently estimate the timing and amount of any future reductions in carrying value.

Moreover, when we acquire a business, we record goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the target at the acquisition date over the fair values of the identifiable net assets acquired. In accordance with Accounting Standards Codification Topic 350 “Intangibles— Goodwill and Other,” we test goodwill for impairment annually and on an interim date if factors or indicators become apparent that would require an interim test.

In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about referrals, sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, significant unexpected declines in operating results or divestitures of a significant component of our business.

We can provide no assurance that a material impairment charge will not occur in a future period. Such an impairment could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are unable to maintain our corporate reputation, or there is adverse publicity or changes in public perception of our services, our business may suffer.

Our success depends on our ability to maintain our corporate reputation, including our reputation for providing quality patient care and for compliance with applicable Medicare and Medicaid requirements and the other laws to which we are subject. For example, while we believe that the services we provide are of high quality, if our “quality measures,” which are published annually online by CMS, are deemed to be not of the highest value, our reputation could be negatively affected. Adverse publicity surrounding any aspect of our business, including our failure to provide proper care, litigation, changes in public perception of our services, or failure on our part to comply with applicable Medicare and Medicaid requirements or other laws to which we are subject, could negatively affect our Company’s overall reputation and the willingness of referral sources to refer patients to us and of patients to use our services.

We are sensitive to regional weather conditions that may adversely affect our operations.

Our operations are directly affected in the short-term by the weather conditions in certain of our regions of operation, particularly along coastal areas in the United States, which may be subject to hurricanes. Weather conditions, including tornadoes, significant rain, snow, sleet, freezing rain or ice, or other factors beyond our control, such as wildfires, could disrupt patient scheduling, displace our patients and caregivers or force certain of our facilities to close temporarily or for an extended period of time. Therefore, our business is sensitive to the weather conditions of these regions. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Although we maintain insurance coverage, we cannot guarantee that our insurance coverage will be adequate to cover any losses or that we will be able to maintain insurance at a reasonable cost in the future. Accordingly, our operating results may vary from quarter to quarter, depending on the impact of these weather conditions, and if our losses from business interruption or property damage that result from such weather conditions exceed the amount for which we are insured, our results of operations and financial condition would be adversely affected.

We may be more vulnerable to the effects of a public health catastrophe than other businesses due to the nature of our patients, and a regional or global socio-political or other catastrophic event could severely disrupt our business.

We believe that the majority of our patients are individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or other public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to hire replacements for affected workers. Enrollment for our services could experience sharp declines if families decide healthcare workers should not be brought into their homes during a health pandemic. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary closure of our centers. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, natural disasters such as earthquakes, whether occurring in the United States or abroad, could restrict or disrupt our operations. Enrollment in our Support Services or day health centers, for example, could experience sharp declines as patients and their families may avoid venturing out in public as a result of one or more of these events.

We depend on the services of our executive officers and other key employees.

We depend greatly on the efforts of our executive officers and other key employees to manage our operations. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, divisional, regional and agency director personnel. The loss or departure of any one of these executives or other key employees could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (“NOLs”), to offset future taxable income. A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of January 2, 2021, we have $1.1 million of U.S. federal net operating loss carryforwards and $161.1 million of state and local net operating loss carryforwards. Our ability to utilize NOLs may be currently subject to limitations due to prior ownership changes. In addition, future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code, further limiting our ability to utilize NOLs arising prior to such ownership change in the future. There is also a risk that due to statutory or regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. We have recorded a full valuation allowance against the deferred tax assets attributable to our federal NOLs.

Unanticipated changes in tax law or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by U.S. federal, state and local tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state and local tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Furthermore, as permitted by the CARES Act, we have elected to defer certain payments of our employer share of Social Security tax that would otherwise be required to be paid during the period beginning on March 27, 2020 and ending December 31, 2020. The CARES Act allows employers to deposit 50% of the deferred taxes on or before December 31, 2021, and the remaining 50% by December 31, 2022. As of January 2, 2021, the Company has elected to defer payment to the U.S. Treasury of approximately $49.6 million of employer social security taxes. Accounting for the tax effects of the CARES Act and subsequent guidance issued requires complex new calculations to be performed and significant judgments in interpreting the legislation. Additional guidance may be issued on how the provisions of the CARES Act will be applied or otherwise administered that is different from our interpretation. The extent to which the COVID-19 pandemic impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. If our results of operations are materially adversely affected by the COVID-19 pandemic, we may need to borrow additional funds or obtain funds from other sources to repay the deferred employer Social Security tax liability, which may negatively affect our liquidity and financial condition.

Risks Related to Our Regulatory Framework

We are operating under a Corporate Integrity Agreement. Violations of this agreement could result in substantial penalties or exclusion from participation in the Medicare program.

On July 27, 2015, with no admissions of liability, PSA, a predecessor to Aveanna, entered into a settlement agreement with the U.S. Department of Justice relating to certain of its clinical and business operations. See “Business—Legal Proceedings and Government Matters.” Concurrently with its entry into this agreement, PSA entered into a Corporate Integrity Agreement (“CIA”) with the OIG. As PSA’s successor, Aveanna assumed responsibility for compliance with and completion of the CIA. The CIA, which has a term of five years, formalizes various aspects of already existing ethics and compliance programs and contains other requirements designed to help ensure ongoing compliance with federal healthcare program requirements. Aveanna’s compliance obligations under the CIA terminated on July 27, 2020, and Aveanna submitted its final annual report to OIG on October 15, 2020. Paragraph II.B. of the CIA provides that “Sections VII, X and XI shall expire no later than 120 days after OIG’s receipt of: (1) PSA’s final report; or (2) any additional materials submitted by PSA pursuant to OIG’s request, whichever is later.” On January 8, 2021, we submitted a supplemental report to OIG in response to several questions arising out of our annual report. With the submission of the supplemental report, and if no further inquiries are received from OIG, all material obligations under the CIA should terminate on or about May 4, 2021. OIG will formalize the termination of a CIA with a closure letter.

Healthcare reform has initiated significant changes to the U.S. healthcare system.

Various healthcare reform provisions became law upon enactment of the ACA. The reforms contained in the ACA have impacted each of our businesses in some manner. Several of the reforms are very significant and could ultimately change the nature of our services, the methods of payment for our services, and the underlying regulatory environment. The reforms include the possible modifications to the conditions of qualification for payment, bundling payments to cover both acute and post-acute care, and the imposition of enrollment limitations on new providers.

The ACA also provides for reductions to the annual market basket payment updates for home health agencies, which could result in lower reimbursement than in preceding years, and additional annual “productivity adjustment” reductions to the annual market basket payment update as determined by CMS for home health agencies.

Further, the ACA mandates changes to home health benefits under Medicare. For home health, the ACA mandates creation of a value-based purchasing program, development of quality measures, a decrease in home health reimbursement that began with federal fiscal year 2014 and was phased-in over a four-year period, and a reduction in the outlier cap. In addition, the ACA requires the Secretary of HHS to test different models for delivery of care, some of which would involve home health services. It also requires the Secretary to establish a national pilot program for integrated care for patients with certain conditions, bundling payment for acute hospital care, physician services, outpatient hospital services (including emergency department services), and post-acute care services, which would include home health. The Secretary is also required to conduct a study to evaluate costs and quality of care among efficient home health agencies regarding access to care and treating Medicare beneficiaries with varying severity levels of illness and provide a report to the U.S. Congress.

For hospice, the ACA required state Medicaid benefits for children to include hospice care with disease-modifying treatment. In addition, the ACA mandates the creation of a hospice quality reporting program, ensuring public reporting of hospice quality data. Hospices failing to submit quality data will incur a 2% reduction in hospice reimbursements for the following year. The ACA also requires a reduction in the market basket index, which beginning in 2013 is reduced by a productivity adjustment that fluctuates every year and an addition adjustment of 0.3%, reducing the Medicare hospice payment. These reductions in the market basket index were extended through 2019. For patients enrolled in hospice for more than six months, the ACA mandates a face-to-face visit with a physician or nurse practitioner to confirm continued need for hospice enrollment.

Potential efforts in the U.S. Congress to repeal, amend, modify, or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on us and the healthcare industry.

In addition, a primary goal of healthcare reform is to reduce costs, which includes reductions in the reimbursement paid to us and other healthcare providers. Moreover, healthcare reform could negatively impact insurance companies, other third-party payers, our patients, as well as other healthcare providers, which may in turn negatively impact our business. As such, healthcare reforms and changes resulting from the ACA (including any repeal, amendment, modification or retraction thereof), as well as other similar healthcare reforms, including any potential change in the nature of services we provide, the methods or amount of payment we receive for such services, and the underlying regulatory environment, could have a material adverse effect on our business, financial position, results of operations and liquidity. See “Risk Factors—Risks Related to Our Regulatory Framework.”

We conduct business in a heavily regulated industry, and changes in regulations, the enforcement of these regulations, or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability.

In the ordinary course of our business, we are regularly subject to inquiries and audits by federal and state agencies that oversee applicable healthcare program participation and payment regulations. We also are subject to government investigations. We believe that the regulatory environment surrounding most segments of the healthcare industry remains intense. The extensive federal and state regulations affecting the healthcare industry include, but are not limited to, regulations relating to licensure, billing, provision of services, conduct of operations, allowable costs, and prices for services, facility staffing requirements, qualifications and licensure of staff, environmental and occupational health and safety, and the confidentiality and security of health-related information. In particular, various laws, including the Anti-Kickback Statute, anti-fraud, and anti-abuse amendments codified under the Social Security Act prohibit certain business practices and relationships that might affect the provision and cost of healthcare services reimbursable under Medicare and Medicaid, including the payment or receipt of remuneration for the referral of patients whose care will be paid by Medicare or other governmental programs. Sanctions for violating those anti-kickback, anti-fraud, and anti-abuse amendments include criminal penalties, civil sanctions, fines, and possible exclusion from government programs such as Medicare and Medicaid.

Federal and state governments continue to pursue intensive enforcement policies resulting in a significant number of investigations, inspections, audits, citations of regulatory deficiencies, and other regulatory sanctions including demands for refund of overpayments, terminations from the Medicare and Medicaid programs, bans on Medicare and Medicaid payments for new admissions, and civil monetary penalties or criminal penalties. We expect audits under the CMS Recovery Audit Contractor (“RAC”) program, the CMS Targeted Probe and Educate (“TPE”) program, the Unified Program Integrity Contractors (“UPIC”) program and other federal and state audits evaluating the medical necessity of services to further intensify the regulatory environment surrounding the healthcare industry as third-party firms engaged by CMS and others conduct extensive reviews of claims data and medical and other records to identify improper payments to healthcare providers under the Medicare and Medicaid programs. If we fail to comply with the extensive laws, regulations and prohibitions applicable to our businesses, we could become ineligible to receive government program reimbursement, suffer civil or criminal penalties, or be required to make significant changes to our operations. In addition, we could be forced to expend considerable resources responding to investigations, audits or other enforcement actions related to these laws, regulations or prohibitions. Failure of our staff to satisfy applicable licensure requirements, or of our home health and hospice operations to satisfy applicable licensure and certification requirements could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are unable to predict the future course of federal and state regulation or legislation, including Medicare and Medicaid statutes and regulations, or the intensity of federal and state enforcement actions. Changes in the regulatory framework, including those associated with healthcare reform, and sanctions from various enforcement actions could have a material adverse effect on our business, financial position, results of operations and liquidity.

Many states have CON laws or other regulatory provisions that may adversely impact our ability to expand into new markets and thereby limit our ability to grow and increase revenue.

Many states have enacted CON laws that require prior state approval to offer new or expanded healthcare services or open new healthcare facilities or expand services at existing facilities. In such states, expansion by existing providers or entry into the market by new providers is permitted only where a given amount of unmet need exists, resulting either from population increases or a reduction in competing providers. These states ration the entry of new providers or services and the expansion of existing providers or services in their markets through a CON process, which is periodically evaluated and updated as required by applicable state law. The process is intended to promote comprehensive healthcare planning, assist in providing high-quality healthcare at the lowest possible cost and avoid unnecessary duplication by ensuring that only those healthcare facilities, services and operations that are needed will be built and opened. We operate home health centers and/or hospice services in the following CON states: Alabama, Georgia, North Carolina, Tennessee and Washington. In every state where required, our home health offices, hospice centers and care centers possess a license and/or CON issued by the state health authority that determines the local service areas for the home health office, hospice office or care center.

In general, the process for opening a home health office, care center or hospice begins by a provider submitting an application for licensure and certification to the state and federal regulatory bodies, and the completion of both an initial licensure and certification survey, which is followed by a testing period of transmitting data from the applicant to CMS. Once this process is complete, the provider receives a provider agreement and corresponding number and can begin billing for services that it provides unless a CON is required. For those states that require a CON, the provider must also complete a separate application process before billing can commence and receive required approvals for capital expenditures exceeding amounts above prescribed thresholds. Our costs of obtaining a CON in any new CON state in which we seek to operate could be significant, and we cannot assure you that we will be able to obtain the CONs or other required approvals in the future. Our failure or inability to obtain a required CON, license or any necessary approvals could adversely affect our ability to expand into new markets and to expand our services and facilities in existing markets. Furthermore, if a CON or other prior approval upon which we relied to invest in a healthcare center or other facility were to be revoked or lost through an appeal process, we may not be able to recover the value of our investment.

CMS and state Medicaid agencies may, for a period of time, impose a moratorium against additional Medicaid enrollment for a particular type of service, upon a determination that a moratorium is necessary to prevent fraud, waste or abuse, or to limit an over-abundance of a type of Medicaid provider within a state. For example, on July 31, 2013, CMS implemented a six-month moratorium on new Medicare (and Medicaid) home health agencies in Florida’s Miami-Dade County and Illinois’ Cook County. The moratorium on enrollment of additional home health agencies in the Medicare (and Medicaid programs) was a way to combat fraud, waste and abuse, while assuring patient access to care. Over the years, CMS has repeatedly renewed and extended the moratorium to the entire states of Florida, Illinois, Michigan and Texas.

The CMS moratoria on new Medicare home health agencies were lifted on January 1, 2019; however, Florida requested that CMS extend the moratorium on new home health agency enrollments into its Medicaid program. Florida’s moratorium on Medicaid home health agency provider enrollment has been extended multiple times with the current extension in effect through July 29, 2021, and a further extension is likely.

Florida’s moratorium on Medicaid enrollment limits new market entry into the Medicaid program except through mergers or acquisitions since there is an exception to the moratorium for changes of ownership; thus, it gives a competitive advantage to existing Medicaid agencies.

In addition, we cannot predict whether any other states may adopt a similar Medicaid moratorium. A moratorium in any state in which we seek to, or currently, operate may prevent us from introducing, or disposing of, operations in that state, respectively, which may impair our future expansion or divestiture opportunities in some states.

We face and are currently subject to reviews, audits and investigations under our contracts with federal and state government agencies and other payers, and these reviews, audits and investigations could have adverse findings that may negatively impact our business.

As a result of our participation in the Medicare and Medicaid programs, as well as in accordance with the requirements of our CIA, we face and are currently subject to various governmental reviews, audits, and investigations to verify our compliance with these programs and applicable laws and regulations. An increasing level of governmental and private resources are being devoted to the investigation of allegations of fraud and abuse in the Medicare and Medicaid programs, and federal and state regulatory authorities are taking an increasingly strict view of the requirements imposed on healthcare providers by the Social Security Act, the Medicare and Medicaid programs, and other applicable laws. We are routinely subject to audits under various government programs, including the RAC program, the TPE program and the UPIC program, in which CMS engages third-party firms to conduct extensive reviews of claims data and medical and other records to identify potential improper payments to healthcare providers under the Medicare program.

In addition, we, like other healthcare providers, are subject to ongoing investigations by the OIG, the United States Department of Justice (“DOJ”) and State Attorneys General into the billing of services provided to Medicare and Medicaid patients, including whether such services were properly documented and billed, whether services provided were medically necessary, and general compliance with conditions of participation in the Medicare and Medicaid programs. Private pay sources such as third-party insurance and managed care entities also often reserve the right to conduct audits. Our costs to respond to and defend any such reviews, audits and investigations are significant and are likely to increase in the current enforcement environment. These audits and investigations may require us to refund or retroactively adjust amounts that have been paid under the relevant government program or from other payers. Further, an adverse review, audit or investigation could result in other adverse consequences, particularly if the underlying conduct is found to be pervasive or systemic. These consequences include: (1) state or federal agencies imposing significant fines, penalties and other sanctions on us; (2) loss of our right to participate in the Medicare or Medicaid programs or one or more third-party payer networks; (3) indemnity claims asserted by patients and others for which we provide services; and (4) damage to our reputation in various markets, which could adversely affect our ability to attract patients and employees. If they were to occur, these consequences could have a material adverse effect on our business, financial position, results of operations and liquidity.

We are subject to extensive and complex federal and state government laws and regulations that govern and restrict our relationships with physicians and other referral sources.

The Anti-Kickback Statute, the Stark Law, the False Claims Act (the “FCA”) and similar state laws materially restrict our relationships with physicians and other referral sources. We have a variety of financial relationships with referral sources who either refer or influence the referral of patients to our healthcare facilities, and these laws govern those relationships. The OIG has enacted safe harbor regulations that outline practices deemed protected from prosecution under the Anti-Kickback Statute.

On November 20, 2020, the OIG published its final rule revising the safe harbors to the Anti-Kickback Statute, aiming to reduce the regulatory barriers to care coordination and accelerate the transformation of the health care system into one that better pays for value and promotes care coordination. The OIG final rule implements seven new safe harbors and modifies four existing safe harbors. For example, the final rule clarifies how durable medical equipment companies may participate in protected care coordination arrangements involving digital health technology; modifies the existing safe harbor for personal services and management contracts to add flexibility for certain outcomes-based payments and part-time arrangements; expands and modifies mileage limits for local transportation for rural areas; and broadens the new safe harbor for cybersecurity technology and services to cover remuneration in the form of cybersecurity-related hardware. These revisions to the Anti-Kickback Statute safe harbors went into effect on January 19, 2021. While we endeavor to comply with the safe harbors, most of our current arrangements, including with physicians and other referral sources, may not qualify for safe harbor protection. Failure to qualify for a safe harbor does not mean the arrangement necessarily violates the Anti-Kickback Statute but may subject the arrangement to greater scrutiny. However, we cannot offer assurance that practices outside of a safe harbor will not be found to violate the Anti-Kickback Statute.

Any financial relationships with referring physicians and their immediate family members must comply with the Stark Law by meeting an exception. We attempt to structure our relationships to meet an exception to the Stark Law, but the regulations implementing the exceptions are detailed and complex, and we cannot provide assurance that every relationship complies fully with the Stark Law. Unlike the Anti-Kickback Statute, failure to meet an exception under the Stark Law may result in a violation of the Stark Law, even if such violation is technical in nature.

Additionally, if we violate the Anti-Kickback Statute or the Stark Law, or if we improperly bill for our services, we may be found to violate the FCA, either under a suit brought by the government or by a private person under a qui tam, or “whistleblower,” lawsuit.

If we fail to comply with the Anti-Kickback Statute, the Stark Law, the FCA or other applicable laws and regulations, we could be subject to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities or healthcare activities), exclusion of one or more facilities or healthcare activities from participation in the Medicare, Medicaid, and other federal and state healthcare programs, and, for violations of certain laws and regulations, criminal penalties.

We do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. In the future, different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, could have a material adverse effect on our business, financial position, results of operations and liquidity, and our business reputation could suffer significantly. In addition, other legislation or regulations at the federal or state level may be adopted that could have a material adverse effect on our business, financial position, results of operations and liquidity.

If we are found to have violated HIPAA, the HITECH Act, the Omnibus Rule or any other applicable privacy and security laws and regulations, as well as contractual obligations, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal and state laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including certain patient health information, such as patient records. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of protected health information (“PHI”) is subject to several regulations at the federal level, including HIPAA and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized State Attorneys General to bring civil actions for HIPAA violations. It permits the HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know or reasonably could not have known about the violation. The Omnibus Rule extended certain privacy and security regulations to business associates and their subcontractors that handle protected health information and imposed new requirements on HIPAA business associate contracts. The Omnibus Rule also clarified a covered entity’s (which is a healthcare provider, a health plan or healthcare clearinghouse) notification and reporting requirements in the event of a breach of unsecured protected health information. This reporting obligation supplements state laws that also may require notification in the event of a breach of personal information. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act and the Omnibus Rule, we could be subject to sanctions, fines, damages and other additional civil or criminal penalties, including litigation with those affected, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operations and liquidity.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. For example, various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We also expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

At the state and local level, there is increased focus on regulating the collection, store, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information. In recent years, we have seen significant changes to data privacy regulations across the U.S., including the enactment of the California Consumer Privacy Act of 2018 (the “CCPA”), which went into effect on January 1, 2020. The CCPA creates new consumer rights, and corresponding obligations on covered businesses, relating to the access to, deletion of and sharing of personal information collected by covered businesses, including a consumer’s right to opt out of certain sales of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), in the November 3, 2020 election. Effective starting on January 1, 2023, the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify patients or other counterparties of a security breach. Although we may have contractual protections with our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections. In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. For example, we have incurred and expect to continue to incur additional costs to comply with the CCPA and other similar regulations. However, in the future we may be unable to make such changes and modifications to our business practices in a commercially reasonable manner, or at all. Given the rapid development of cybersecurity and data privacy laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for non-compliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, damage our relationships with patients and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our products and services compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from our products and services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business. In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded person to a federal or state healthcare program beneficiary, an assessment of up to three times the amount claimed and exclusion from the program. Because we employ an average of at least 50 full-time employees in a calendar year, we are required to offer a minimum level of health coverage for 95% of our full-time employees in 2020 or be subject to an annual penalty.

Changes in state healthcare, licensure or insurance laws could affect our business.

States commonly regulate parties involved in the delivery of healthcare. For example, many states have fee-splitting prohibitions, as well as their own versions of the federal Anti-Kickback and Stark Laws. These statutes generally prohibit the payment or receipt of remuneration to induce or in exchange for a referral and prohibit physicians from referring patients to an entity with which the physicians have a financial relationship, thus limiting the types of payments that can be made between healthcare providers and other parties who may influence referrals to those providers. Many of these statutes have not been interpreted to the extent of their federal analogues, and therefore are not as clear in their scope and application. Further development in such interpretations could cause our existing practices to be deemed to be in noncompliance, and therefore could impose costs on us, either as penalties of noncompliance or as the result of restructuring our relationships.

States also have varying licensure requirements. Pursuant to similar requirements, we currently must hold licenses in some states for the delivery of durable medical equipment and the provision of home health skilled visits and hospice services. Although we believe that we are in material compliance with such licensure requirements, it is possible that we are in noncompliance with the requirements of one or more states, and that such noncompliance could result in costs to us. Some states’ licensure requirements also reach and regulate so-called preferred provider organizations (or similar entities that perform like functions), and entities that perform operations such as utilization review of the delivery of healthcare. It is possible that this type of regulation could broaden to encompass our business, and that such broadening could result in costs to us.

States also regulate insurers. This regulation includes both licensure requirements and more direct operational restrictions on the activities of carriers. We do not believe that we are engaged in the business of insurance, and we therefore do not believe that we are subject to such regulation. However, a number of our payers are insurers subject to state regulation. A change in the insurance laws or regulations of any state or in their interpretation could alter the way that some of our payers elect to do business with us or could make insurance regulations applicable to us directly. This could have a material adverse effect on our business, financial position, results of operations and liquidity.

Certain activities of our business could be challenged under consumer protection or other laws.

The federal government and states have consumer protection laws that have been the basis for investigations, lawsuits and multi-state settlements relating to the delivery of, and the provision of insurance coverage for, healthcare services. Such investigations, lawsuits and settlements have targeted, among other issues, the exchange of financial incentives, deceptive billing practices and illegal billing price structures. Although we have not to our knowledge been the subject of any such investigation, lawsuit or settlement, it is possible that these laws could apply to certain activities of our business.

Risks Related to this Offering and Ownership of Our Common Stock

Our management team will have immediate and broad discretion over the use of the net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds from this offering to repay certain indebtedness and for general corporate purposes. See “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering and will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce value. The decisions made by our management may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions.

Our common stock price may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained, which could make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price of our common stock will be determined by negotiations between us and the representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail in the open market following the consummation of this offering. See “Underwriting (Conflicts of Interest).” Consequently, you may not be able to sell your shares of common stock at prices equal to or greater than the price you paid in this offering.

Many factors, which are outside our control, may cause the market price for shares of our common stock to fluctuate significantly, including those described elsewhere in this “Risk Factors” section and this prospectus, as well as the following:

•	our operating and financial performance and prospects;

•	announcements by us or our competitors of new products, services, strategic investments or acquisitions;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the trading volume of our common stock;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	general economic, market and political conditions (such as the effects of the recent COVID-19 global pandemic); and

•	other developments affecting us, our industry or our competitors.

These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. As a result, you may suffer a loss on your investment.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Amended Charter authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, preferences, limitations and relative rights, including preferences over our common stock with respect to dividends and distributions, as our Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future. As a result of our current dividend policy, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. Any future determination to declare and pay cash dividends, if any, will be entirely at the discretion of our Board of Directors and will depend upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant. Our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our current and future indebtedness. For more information, see “Dividend Policy.”

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with this offering, our officers, directors and holders of approximately 99% of our outstanding common stock entered into lock-up agreements with the underwriters of this offering that, subject to certain exceptions, prohibit the signing party from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock or entering into any arrangement that transfers the economic consequences of ownership of our common stock for a period of up to 180 days from the date of this prospectus filed in connection with this offering.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities. See “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We will elect to take advantage of the “controlled company” exemptions to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board of Directors be independent under the applicable rules of Nasdaq, nor are we required to have a compensation committee or a corporate governance and nominating committee comprised entirely of independent directors. In light of our status as a controlled company, our Board of Directors will establish a compensation committee and a corporate governance and nominating committee that may not be comprised solely of independent members at the time of the offering. In addition, our Board of Directors may not be composed of a majority of independent directors. Accordingly, should the interests of our Sponsors differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Our Sponsors can significantly influence our business and affairs and may have conflicts of interest with us in the future.

Following the completion of this offering, the Sponsor Affiliates will collectively own approximately 72.0% of our common stock (or approximately 69.8% if the underwriters exercise their overallotment option to purchase additional shares in full). As a result, the Sponsor Affiliates have the ability to prevent any transaction that requires the approval of stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests.

In addition, our Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or both of our Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as our Sponsors, or funds controlled by or associated with our Sponsors, continue to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, our Sponsors will continue to be able to strongly influence us. Our Amended Charter provides that none of our Sponsors or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. See “Description of Capital Stock—Corporate Opportunity Doctrine.”

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. The Company has grown over past years through a significant number of mergers and acquisitions of companies with disparate operating systems and technology. While the Company continually works toward integrating the companies it acquires to common platforms, the Company has a significant number of processes and systems that must become Sarbanes-Oxley compliant. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our Board of Directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon consummation of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions, or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting at such time as it is required to do so, or if material weaknesses in our internal control over financial reporting are identified, we could be subject to regulatory scrutiny, a loss of public and investor confidence and to litigation from investors and stockholders, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Our Amended Charter, Amended Bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board of Directors. Among other things, our Amended Charter and/or Amended Bylaws include the following provisions:

•

a staggered board, which means that our Board of Directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•

a prohibition on stockholder action by written consent from and after the date on which the Sponsors and each of their respective affiliates cease to beneficially own in the aggregate at least 50% of the outstanding shares of common stock (the “Trigger Event”);

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•

from and after the Trigger Event, the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of our common stock entitled to vote thereon;

•

from and after the Trigger Event, requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our charter relating to the management of our business, our Board of Directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We have opted out of Section 203 of the DGCL. However, our Amended Charter contains similar provisions providing that we many not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the Board of Directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock or (iii) following Board of Directors approval, the business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders. Our Amended Charter provides that the Sponsors and their respective affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

In addition, our Amended Charter provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Provisions.”

Our Amended Charter designates specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the DGCL or our Amended Charter or Amended Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if and only if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, then the federal district court for the District of Delaware) (the “Delaware Forum Provision”). Notwithstanding the foregoing, our Amended Charter provides that the Delaware Forum Provision will not apply to any actions arising under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Our Amended Charter further provides that unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”).

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition or results of operations. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our Amended Charter provides that the doctrine of “corporate opportunity” does not apply with respect to any officer, director or stockholder who is not employed by us or our subsidiaries.

Our Amended Charter provides that the doctrine of “corporate opportunity” does not apply with respect to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Amended Charter does, to the extent permitted by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries), including any of the foregoing who serves as a director or officer of the Company. Such person will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any officers, directors or stockholders or their respective affiliates (other than those who are employees of the Company or its subsidiaries).

As a result, the Sponsors or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) are not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with such person, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Amended Charter and Amended Bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Our Amended Charter also allows our Board of Directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the Company or amounts paid in settlement to the Company. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

There has been no prior market for our common stock, and an active trading market for our common stock may never develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the representatives of the underwriters and us and may vary from the market price of our common stock following the completion of this offering. Although the shares of our common stock will be authorized for trading on Nasdaq, an active trading market for our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of our common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about our company and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of our company, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our common stock could decline.

If our operating and financial performance in any given period does not meet or exceed the guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. If we elect to issue such guidance, it will be composed of forward-looking statements subject to the risks and uncertainties described in this prospectus. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline.

Investors in this offering will experience immediate and substantial dilution and may experience further dilution in the future.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $20.59 per share in the pro forma as adjusted net tangible book value per share of common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of January 2, 2021 after giving effect to this offering would be $(3.59) per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your common stock will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in the Company.

We will in the future grant stock options and other awards to certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in the Company. We may also issue additional equity securities in connection with other types of transactions, including shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of applicable securities laws. All statements (other than statements of historical facts) in this prospectus regarding our prospects, plans, financial position and business strategy may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of terminology such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “should,” “predict,” “project,” “potential,” “continue” or the negatives of these terms or variations of them or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual results and could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements contained in this prospectus are subject to risks that may cause actual results to differ materially from those expressed or implied in the forward-looking statements, including, but are not limited to, the following risks:

•	intense competition among home health, hospice and durable medical equipment companies;

•	our ability to maintain relationships with existing patient referral sources;

•	the possibility that our business, financial condition and results of operations may be materially adversely affected by the COVID-19 pandemic;

•	our ability to have services funded from third-party payers, including Medicare, Medicaid and private health insurance companies;

•	changes to Medicare or Medicaid rates or methods governing Medicare or Medicaid payments, and the implementation of alternative payment models;

•	our limited ability to control reimbursement rates received for our services;

•	delays in collection or non-collection of our accounts receivable, particularly during the business integration process;

•	healthcare reform and other regulations;

•	changes in the case-mix of our patients, as well as payer mix and payment methodologies;

•	any loss of existing favorable managed care contracts;

•	our ability to attract and retain experienced employees and management personnel;

•	any failure to maintain the security and functionality of our information systems or to defend against or otherwise prevent a cybersecurity attack or breach;

•

our substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry;

•	our ability to identify, acquire, successfully integrate and obtain financing for strategic and accretive acquisitions;

•

risks related to legal proceedings, claims and governmental inquiries given that the nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage; and

•	the other risks described under “Risk Factors” in this prospectus.

Additionally, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking statements contained in this prospectus might not prove to be accurate and you should not place undue reliance upon them or otherwise rely upon them as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $602.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This assumes an initial public offering price of $17.00 per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. If the underwriters exercise their overallotment option to purchase additional shares in full, the net proceeds to us will be approximately $694.0 million.

We intend to use the net proceeds from this offering to repay approximately $266.0 million of indebtedness under the First Lien Term Facility and approximately $307.0 million of indebtedness under the Second Lien Term Facility. To the extent any proceeds from this offering remain after such repayment, we intend to use such remaining proceeds for general corporate purposes.

The weighted average interest rate on borrowings under the First Lien Term Facility as of January 2, 2021 was 5.91% and the maturity date is March 16, 2024. The interest rate on borrowings under the Second Lien Term Facility as of January 2, 2021 was 9.00% and the maturity date is March 16, 2025. Amounts to be repaid under the First Lien Term Facility include $185.0 million drawn as part of the First Lien Fourth Amendment Term Loan, which were principally used to fund the 2020 PDS Acquisitions and the acquisition of Five Points Healthcare, LLC.

We cannot specify with certainty all of the uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in the application of these proceeds and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Assuming no exercise of the underwriters’ overallotment option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $35.8 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

An increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $15.9 million, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 2, 2021:

•	on an actual basis;

•	on a pro forma basis, after giving effect to the 2021 Acquisition and the related financing; and

•

on a pro forma as adjusted basis, after giving effect to such pro forma adjustments and (1) the issuance and sale of shares of our common stock offered by us in this offering at an assumed offering price of $17.00 per share, which is the midpoint of the estimated price range appearing on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” and (2) the filing and effectiveness of our Amended Charter and the effectiveness of our Amended Bylaws prior to the consummation of this offering.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of January 2, 2021
(dollars in thousands)	Actual	Pro Forma	Pro Forma As Adjusted (1)(2)
Cash and cash equivalents	$137,345	$99,881	$131,574

Long-term debt, including current portion of long-term debt:
Revolving Credit Facility (3)	-	-	-
First Lien Term Facility (4)	964,732	964,732	698,732
Second Lien Term Facility (5)	240,000	307,000	-
Note payable - finance agreement	2,872	2,872	2,872
Less: unamortized deferred financing costs	(31,332)	(33,033)	(18,247)
Financing lease obligations	2,015	2,028	2,028

Total long-term debt	1,178,287	1,243,599	685,385

Deferred restricted stock units	2,135	2,135	2,135

Shareholders’ equity:
Preferred shares, no par value, 5,000,000 shares authorized, none issued or outstanding, actual and pro forma; 5,000,000 shares authorized, none issued or outstanding, pro forma as adjusted	—	—	—
Common shares, 1,000,000,000 shares authorized, 141,928,184 shares issued and shares outstanding, actual and pro forma; $0.01 par value, 1,000,000,000 shares authorized, 180,164,184 shares issued and outstanding, pro forma as adjusted	1,419	1,419	1,801
Additional paid-in capital	721,247	721,247	1,324,200
Accumulated deficit	(457,632)	(459,389)	(474,924)

Total shareholders’ equity:	265,034	263,277	851,077

Total capitalization	$1,445,456	$1,509,011	$1,538,597

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $35.8 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, which is the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our net proceeds from this offering by $15.9 million.

(2)

We intend to use the net proceeds from this offering to repay approximately $266.0 million of indebtedness (prior to the write-off of $5.8 million of unamortized deferred financing costs) of the First Lien Term Facility and approximately $307.0 million of indebtedness (prior to the write-off of $9.0 million of unamortized deferred financing costs) of the Second Lien Term Facility. See “Description of Certain Indebtedness” and “Use of Proceeds.”

(3)

There were no outstanding borrowings under the Revolving Credit Facility, which had an available borrowing capacity of $55.2 million, excluding approximately $19.8 million of outstanding letters of credit, as of January 2, 2021. On March 11, 2021, the Company amended the Revolving Credit Facility to increase the maximum availability to $200.0 million, subject to the occurrence of an initial public offering. The amendment also extended the maturity date to March 2023; provided that upon the occurrence of an initial public offering, the maturity date will become the date that is five years after the consummation of such initial public offering; provided further that if the Company fails to refinance its term loans by December 2023, the maturity date will become December 2023.

(4)

Composed of (a) $563.1 million of initial term loans and (b) $401.7 million of additional term loans incurred pursuant to the First Amendment and Fourth Amendment (as defined herein). See “Description of Certain Indebtedness.”

(5)	Represents the principal amount of such facility. Pro forma includes $67.0 million of incremental principal amounts related to the additional amount taken out to partially fund the 2021 Acquisition.

The number of shares of our common stock that will be outstanding after this offering is based on 141,928,184 shares of our common stock outstanding as of April 3, 2021, and excludes:

•

(1) 6,722,144 shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share, (2) 6,722,144 shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share and (3) 2,129,610 shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $9.76 per share;

•	194,750 shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units;

•	4,257,846 shares of common stock available for future issuance under the ESPP; and

•	12,128,956 shares of common stock available for future issuance under the Stock Incentive Plans.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business; therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends, if any, will be at the discretion of our Board of Directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and any other factors that our Board of Directors considers relevant.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Senior Secured Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Certain Indebtedness” and “Risk Factors—Risks Relating to our Business and Industry.” We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.”

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends for the foreseeable future.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value (deficit) per share attributable to the shares of common stock held by existing stockholders.

As of January 2, 2021, we had a net tangible book value (deficit) of $(1,127.8) million, or $(7.95) per share. Net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and shares of common stock issuable upon exercise of outstanding restricted stock units, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding as of January 2, 2021.

As of January 2, 2021, we had a pro forma net tangible book value (deficit) of $(1,236.8) million, or $(8.71) per share. Pro forma net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and shares of common stock issuable upon exercise of outstanding restricted stock units, which are not included within stockholders’ equity, divided by the number of shares of our common stock outstanding, on a pro forma basis, after giving effect to the 2021 Acquisition as of January 2, 2021.

After giving effect to (1) the sale of shares of common stock that we are offering hereby at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in the section entitled “Use of Proceeds,” and (2) the filing and effectiveness of our Amended Charter and the effectiveness of our Amended Bylaws prior to the consummation of this offering, our pro forma as adjusted net tangible book value (deficit) as to give effect to this offering as of January 2, 2021 would have been approximately $(646.1) million, or approximately $(3.59) per share of common stock. This amount represents an immediate increase in pro forma net tangible book value (deficit) of $5.12 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value (deficit) of approximately $20.59 per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value (deficit) per share from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their overallotment option to purchase additional shares):

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of January 2, 2021	$(7.95)
Decrease per share attributable to the pro forma adjustments described above	(0.76)
Pro forma net tangible book value (deficit) per share as of January 2, 2021	(8.71)
Increase in pro forma net tangible book value per share attributable to new investors purchasing common stock in this offering and the use of proceeds from this offering	5.12

Pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering		(3.59)

Dilution per share to new investors purchasing common stock in this offering		$20.59

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering by approximately $0.20 per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value (deficit) per share to new investors by approximately $0.20 per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering by approximately $0.11 per share and decrease (increase) the dilution to investors participating in this offering by approximately $0.11 per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

If the underwriters exercise their overallotment option to purchase additional shares in full, the pro forma as adjusted net tangible book value after giving effect to the offering would be $(2.98) per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $0.61 per share and the dilution per share to new investors would be $19.98 per share, in each case after giving effect to the offering and assuming an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of January 2, 2021, the differences between the number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares of common stock issued prior to this offering, and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Shares	Percent	Amount	Percent
Existing shareholders	141,928,184	78.8%	$722,666,000	52.6%	$5.09
New investors	38,236,000	21.2%	650,012,000	47.4%	17.00

Total	180,164,184	100%	$1,372,678,000	100%	$11.05

The number of shares of our common stock that will be outstanding after this offering is based on 141,928,184 shares of our common stock outstanding as of April 3, 2021, and excludes:

•

(1) 6,722,144 shares of common stock issuable upon the exercise of time-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share, (2) 6,722,144 shares of common stock issuable upon the exercise of performance-vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $6.12 per share and (3) 2,129,610 shares of common stock issuable upon the exercise of accelerator vesting options to purchase shares of our common stock outstanding as of April 3, 2021 with a weighted average exercise price of $9.76 per share;

•	194,750 shares of common stock issuable upon the vesting of outstanding awards of deferred restricted stock units;

•	4,257,846 shares of common stock available for future issuance under our ESPP; and

•	12,128,956 shares of common stock available for future issuance under our Stock Incentive Plans.

To the extent any outstanding options are exercised, there will be further dilution to new investors. If all of such outstanding options had been exercised as of January 2, 2021, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $(3.41), and total dilution per share to new investors would be $20.41.

If the underwriters exercise their overallotment option to purchase additional shares in full, our existing stockholders would own 76.3%, and the investors purchasing shares of our common stock in this offering would own 23.7% of the total number of shares of our common stock outstanding immediately after completion of this offering.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information and the related notes present our unaudited pro forma condensed consolidated statement of operations for the fiscal year ended January 2, 2021 and our unaudited pro forma condensed consolidated balance sheet as of January 2, 2021. The unaudited pro forma condensed consolidated statement of operations has been prepared to give pro forma effect to the acquisitions by us of the businesses of Total Care, Inc., Preferred Pediatric Home Health Care, Evergreen Home Healthcare, LLC, Five Points Healthcare, LLC and Recover Health, Inc. described under “Summary—Recent Developments” during fiscal year 2020 (collectively, the “2020 Acquisitions” and each individually, a “2020 Acquisition”). The 2020 Acquisitions were not significant, individually or in the aggregate. The unaudited pro forma condensed consolidated statement of operations related to the 2020 Acquisitions has been derived by aggregating our historical consolidated financial statements and the historical financial statements of the 2020 Acquisitions including certain pro forma adjustments to such aggregated financial statements to give effect to the 2020 Acquisitions as if each had occurred on December 29, 2019, which was the first day of our fiscal year 2020. The unaudited pro forma condensed consolidated financial information also gives effect to the acquisition of Doctor’s Choice Holdings, LLC (“Doctor’s Choice”) on April 16, 2021 (the “2021 Acquisition” and together with the 2020 Acquisitions, the “Acquisitions”). The 2021 Acquisition was funded with $65.3 million of incremental financing under our existing Second Lien Term Facility, net of deferred financing costs of $1.7 million and $35.1 million of cash from the balance sheet. The unaudited pro forma condensed consolidated financial information related to the 2021 Acquisition has been derived by aggregating our historical consolidated financial statements and the historical financial statements of Doctor’s Choice, including certain pro forma adjustments to such aggregated financial statements to give effect to the 2021 Acquisition as if it had occurred on December 29, 2019 for the unaudited pro forma condensed consolidated statement of operations. The unaudited pro forma condensed consolidated balance sheet gives effect to the 2021 Acquisition as if it occurred as of January 2, 2021, our most recent balance sheet date.

The unaudited pro forma condensed consolidated financial information also gives effect to this offering by making the following pro forma adjustments (collectively, the “IPO Transactions”):

•

The issuance and sale by us of our common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming no exercise by the underwriters of their overallotment option to purchase additional shares of common stock from us); and

•

The repayment of $573.0 million of certain principal balances outstanding under our existing Senior Secured Credit Facilities. These amounts include the $185.0 million borrowed under our First Lien Fourth Amendment Loan used in part to fund the 2020 Acquisitions as well as the $67.0 million of incremental borrowings under our Second Lien Term Facility to fund a portion of the 2021 Acquisition.

We refer to the pro forma adjustments for the Acquisitions and for the IPO Transactions together as the “Transactions.” The unaudited pro forma condensed consolidated statement of operations gives effect to the Transactions as if they had occurred on December 29, 2019, the beginning of the most recently completed fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the IPO Transactions as if they occurred as of January 2, 2021, our most recent balance sheet date. The assumptions underlying the pro forma adjustments to the unaudited pro forma condensed consolidated financial information presented below are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information herein has been prepared to illustrate the effects of the Transactions in accordance with GAAP and pursuant to Article 11 of Regulation S-X. Information regarding these pro forma adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma condensed consolidated financial information.

In our opinion, all adjustments necessary to reflect the effects of the Transactions as described above have been included and are based upon currently available information and assumptions that we believe are reasonable as of the date of this prospectus; however, such adjustments are subject to change. Any of the factors underlying these estimates and assumptions may change or prove to be materially different than expected. The unaudited pro forma condensed consolidated financial information also does not purport to represent what our actual results of operations and financial position would have been had the Transactions occurred on the dates indicated, nor are they intended to be representative of or project our future financial condition or results of operations or financial position.

The unaudited pro forma condensed consolidated financial information and the accompanying notes are provided for informational and illustrative purposes only and should be read in conjunction with our historical audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus, as well as the financial and other information appearing elsewhere in this prospectus, including information contained in the sections titled “Risk Factors,” “Use of Proceeds,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET as of January 2, 2021

(Dollars in thousands, except share and per share amounts)

	Historical Aveanna as of January 2, 2021	Historical 2021 Acquisition as of January 2, 2021	Transaction Accounting Adjustments for 2021 Acquisition	Note 2	Pro Forma for the 2021 Acquisition	Transaction Accounting Adjustments for the Offering	Note 2	Pro Forma for the 2021 Acquisition and the Offering
ASSETS
Current assets:
Cash and cash equivalents	$137,345	$13,212	(50,676)	(a),(b),(f), (g),(h)	$99,881	$31,693	(k), (l), (m)	$131,574
Patient accounts receivable	172,887	11,645	—		184,532	—		184,532
Receivables under insured programs	7,992	142	—		8,134	—		8,134
Prepaid expenses	11,080	409	—		11,489	—		11,489
Other current assets	11,340	1,319	—		12,659	—		12,659

Total current assets	340,644	26,727	(50,676)		316,695	31,693		348,388
Property and equipment, net	32,650	468	—		33,118	—		33,118
Operating lease right of use assets	46,217	936	—		47,153	—		47,153
Goodwill	1,316,385	10,402	90,270	(e)	1,417,057	—		1,417,057
Intangible assets, net	73,572	—	6,500	(c)	80,072	—		80,072
Receivables under insured programs	23,990	312	—		24,302	—		24,302
Deferred income taxes	2,931	—	617	(j)	3,548	—		3,548
Other long-term assets	7,627	104	—		7,731	(2,926)	(m)	4,805

Total assets	$1,844,016	$38,949	$46,711		$1,929,676	$28,767		$1,958,443

LIABILITIES, DEFERRED RESTRICTED STOCK UNITS, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$56,668	$3,651	$643	(d),(f), (i),(j)	$60,962	$(819)	(m)	$60,143
Accrued payroll and employee benefits	56,834	3,163	—		59,997	—		59,997
Accrued interest	2,398	141	(141)	(a), (b)	2,398	—		2,398
Notes payable	2,872	—	—		2,872	—		2,872
Current portion of insurance reserve - insured program	7,992	142	—		8,134	—		8,134
Current portion of insurance reserves	12,294	—	—		12,294	—		12,294
Current portion of long-term obligations	9,910	750	(750)	(a), (b)	9,910	(1,850)	(l)	8,060
Current portion of operating lease liabilities	11,884	521	—		12,405	—		12,405
Current portion of deferred payroll taxes	24,824	1,751	—		26,575	—		26,575
Government stimulus liabilities	29,444	—	—		29,444	—		29,444
Other current liabilities	45,293	11,485	—		56,778	—		56,778

Total current liabilities	260,413	21,604	(248)		281,769	(2,669)		279,100
Revolving line of credit	—	—	—		—	—		—
Long-term obligations, less current portion	1,163,490	11,971	53,328	(a),(g),(h)	1,228,789	(556,364)	(l), (n)	672,425
Long-term insurance reserves - insured programs	23,990	312	—		24,302	—		24,302
Long-term portion of insurance reserves	30,336	21	—		30,357	—		30,357
Operating lease liabilities, less current portion	40,246	429	—		40,675	—		40,675
Deferred payroll taxes	24,824	—	—		24,824	—		24,824
Deferred income taxes	2,591	—	—		2,591	—		2,591
Other long-term liabilities	30,957	—	—		30,957	—		30,957

Total liabilities	$1,576,847	$34,337	$53,080		$1,664,264	$(559,033)		$1,105,231

Commitments and contingencies (Note 13)
Deferred restricted stock units	2,135	—	—		2,135	—		2,135
Shareholders’ equity:
Preferred shares, no par value, 5,000,000 shares authorized, none issued or outstanding, actual; 5,000,000 shares authorized, none issued or outstanding, pro forma;	—	—	—		—	—		—
Common shares, 1,000,000,000 shares authorized, 141,928,184 shares issued and shares outstanding, actual; $0.01 par value, 1,000,000,000 shares authorized, 180,164,184 shares issued and outstanding, pro forma	1,419	—	—		1,419	382	(k)	1,801
Doctor’s Choice Common Stock		1	(1)	(j)	—	—		—
Additional paid-in capital	721,247	43	(43)	(j)	721,247	602,953	(k), (m), (o)	1,324,200
Accumulated deficit	(457,632)	4,568	(6,325)	(j)	(459,389)	(15,535)	(n), (o)	(474,924)

Total shareholders’ equity	265,034	4,612	(6,369)		263,277	587,800		851,077

Total liabilities, deferred restricted stock units, and shareholders’ equity	$1,844,016	$38,949	$46,711		$1,929,676	$28,767		$1,958,443

The accompanying notes are an integral part of this Unaudited Pro Forma Condensed Consolidated Balance Sheet.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the Fiscal Year Ended January 2, 2021

(Dollars in thousands, except share and per share amounts)

	Historical Aveanna Year ended January 2, 2021	Historical 2020 Acquisitions Year ended January 2, 2021 (3a)	Transaction Accounting Adjustments for the 2020 Acquisitions	Note 3		Pro Forma for the 2020 Acquisitions	Historical 2021 Acquisition Year ended January 2, 2021 (3f)	Transaction Accounting Adjustments for the 2021 Acquisition	Note 3		Pro Forma for the 2020 Acquisitions and 2021 Acquisition	Transaction Accounting Adjustments for the Offering	Note 3	Pro Forma for the Acquisitions and the Offering
Revenue	$1,495,105	$159,424	$—			$1,654,529	$64,362	$—			$1,718,891	$—		$1,718,891
Cost of revenue, excluding depreciation and amortization	1,040,590	95,392	—			1,135,982	30,555	—			1,166,537	—		1,166,537
Branch and regional administrative expenses	240,946	33,778	—			274,724	18,353	—			293,077	1,844	(p)	294,921
Corporate expenses	113,828	19,884	(359)	(b	)	133,353	10,227	(330)	(g	)	143,250	15,510	(l), (m), (p)	158,760
Goodwill Impairment	75,727	—	—			75,727	—	—			75,727	—		75,727
Depreciation and amortization	17,027	1,090	1,679	(c	)	19,796	267	1,500	(h	)	21,563	—		21,563
Acquisition-related costs	9,564	6,715	—			16,279	290	9,550	(i	)	26,119	—		26,119
Other operating expenses	910	(2,502)	—			(1,592)	(2,621)	—			(4,213)	—		(4,213)

Operating (loss) income	(3,487)	5,067	(1,320)			260	7,291	(10,720)			(3,169)	(17,354)		(20,523)
Interest income	345	31	—			376	9	—			385	—		385
Interest expense	(82,983)	(854)	(9,948)	(d	)	(93,785)	(1,316)	(5,179)	(j	)	(100,280)	51,702	(n)	(48,578)
Loss on debt extinguishment	(73)	—	—			(73)	—	—			(73)	(10,249)	(o)	(10,322)
Other income (expense)	34,464	85	—			34,549	—	—			34,549	—		34,549

(Loss) Income before income taxes	(51,734)	4,329	(11,268)			(58,673)	5,984	(15,899)			(68,588)	24,099		(44,489)
Income tax (expense) benefit	(5,316)	(826)	2,630	(e	)	(3,512)	—	2,578	(k	)	(934)	(6,266)	(q)	(7,200)

Net (loss) Income	$(57,050)	$3,503	$(8,638)			$(62,185)	$5,984	$(13,321)			$(69,522)	$17,833		$(51,689)

(Loss) Income per share:
Net (loss) income per share, basic and diluted	$(0.40)													$(0.30)

Weighted average shares outstanding, basic and diluted	140,971,924											33,705,882	(r)	174,677,806

The accompanying notes are an integral part of this Unaudited Pro Forma Condensed Consolidated Statement of Operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Dollars in thousands, except share and per share amounts)

1.	Description of Transactions

The unaudited pro forma condensed consolidated financial information and the related notes present our unaudited pro forma condensed consolidated statement of operations for the fiscal year ended January 2, 2021 and our unaudited pro forma condensed consolidated balance sheet as of January 2, 2021 after giving effect to the consummation of the 2020 Acquisitions, 2021 Acquisition and to the IPO Transactions. The table below provides the date each acquisition closed, the date and period for which each acquisition has been reflected in our historical financial statements and the date and period for which each acquisition is contained in the unaudited pro forma condensed consolidated statement of operations, giving effect to the Acquisitions as if they had occurred on December 29, 2019 and giving effect to the 2021 Acquisition as if it had occurred on January 2, 2021 for the unaudited pro forma condensed consolidated balance sheet, including the incremental financing of $67.0 million under our existing Second Lien Term Facility. The 2020 Acquisitions are fully reflected in the Company’s historical audited consolidated balance sheet as of January 2, 2021.

Acquired Company	Transaction Close Date	Period reflected in historical financial statements:	Period reflected in the pro forma adjustments:
Total Care, Inc.	August 1, 2020	August 1, 2020 - January 2, 2021	December 29, 2019 - July 31, 2020

D&D Services, Inc. (d/b/a Preferred Pediatric Home Health Care)	September 19, 2020	September 19, 2020 - January 2, 2021	December 29, 2019 - September 18, 2020

Evergreen Home Healthcare, LLC	September 26, 2020	September 26, 2020 - January 2, 2021	December 29, 2019 - September 25, 2020

Five Points Healthcare, LLC	October 23, 2020	October 23, 2020 - January 2, 2021	December 29, 2019 - October 22, 2020

Recover Health, Inc.	December 19, 2020	December 19, 2020 - January 2, 2021	December 29, 2019 - December 18, 2020

Doctor’s Choice Holdings, LLC	April 16, 2021	N/A	December 29, 2019 - January 2, 2021

Each acquisition was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, Business Combinations (“ASC 805”), and using the fair value concepts defined in ASC 820, Fair Value Measurements. Under ASC 805, all assets acquired and liabilities assumed are recorded at their acquisition date fair value. The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated useful lives of amortizable identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates reflecting risk inherent in the future cash flows related to the businesses acquired. Although the Company believes the fair values assigned to the assets acquired and liabilities assumed from the acquisitions are accurate, new information may be obtained about facts and circumstances that existed as of the date of the Acquisitions during the twelve-month period following each Acquisition which could cause actual results to differ materially from the unaudited pro forma condensed consolidated financial information.

Total nonrecurring acquisition-related costs incurred related to the 2020 Acquisitions of $16.3 million, including $6.7 million in the pre-acquisition results of the acquired companies, are included within the unaudited pro forma condensed consolidated statement of operations. Additionally, total nonrecurring acquisition-related costs incurred related to the 2021 Acquisition of $9.9 million are included within the unaudited pro forma condensed consolidated statement of operations, including $0.3 million in the historical results of Doctor’s Choice. The unaudited pro forma condensed consolidated financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the Acquisitions.

In addition to giving effect to the Acquisitions, the unaudited pro forma condensed consolidated financial information is presented after giving effect to the IPO Transactions. We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $602.6 million, based upon an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us before considering offering expenses paid prior to January 2, 2021 of $2.1 million. The exercise of the underwriters’ overallotment option is not reflected in these pro forma financial statements.

The unaudited pro forma condensed consolidated financial information also gives effect to our use of the net proceeds from this offering to repay approximately $573.0 million of our existing indebtedness under our Senior Secured Credit Facilities. These amounts include the $185.0 million borrowed under our First Lien Fourth Amendment Loan used in part to fund the 2020 Acquisitions as well as the $67.0 million of incremental borrowings under our Second Lien Term Facility to fund a portion of the 2021 Acquisition.

2.	Unaudited Pro Forma Condensed Consolidated Balance Sheet Transaction Accounting Adjustments

Transaction Accounting Adjustments for the 2021 Acquisition

(a) Reflects the total cash consideration of $100.4 million related to the 2021 Acquisition. The cash purchase price paid at closing to Doctor’s Choice shareholders is subject to certain adjustments set forth in the purchase agreement based on estimated and actual working capital, cash and indebtedness of Doctor’s Choice at closing, and unpaid seller transaction costs. The calculation of the estimated purchase consideration is based on the terms of the purchase agreement and management’s estimates as of the date of this offering. Therefore, the estimated purchase price used for purposes of the unaudited pro forma condensed consolidated financial information may differ materially from the actual purchase price. Further, as the $12.5 million of Doctor’s Choice’s historical debt was retired at the closing date, this adjustment also reflects the settlement of the remaining principal balance, of which $0.4 million is recorded within the current portion of long-term obligation and $12.1 million is recorded within long-term obligations, and accrued interest of less than $0.1 million for the existing credit facilities as part of the 2021 Acquisition.

The preliminary GAAP purchase price is as follows (in thousands):

Cash Consideration to shareholders	$63,706
Settlement of closing debt	12,539
Settlement of seller transaction costs	8,420
Cash paid into escrow and reserve accounts	15,724

Total Preliminary GAAP Purchase Price	$100,389

(b) Reflects the write-off of $0.4 million of current portion of long-term obligations and $0.1 million of accrued interest representing amounts that existed as of the end of fiscal year 2020 but not as of close of the 2021 Acquisition and which are accordingly excluded from purchase price. Additionally, reflects the write-off of $13.2 million of cash and cash equivalents as these amounts were not transferred to Aveanna upon closing.

(c) Reflects the adjustment to step-up acquired intangible assets to their estimated acquisition-date fair values based upon a preliminary valuation. The fair value of the trade name was derived from an income approach. Significant assumptions include expected growth rates, future government payer reimbursement rates, and the weighted average cost of capital. The fair value of the licenses were derived from the cost approach. Significant assumptions include the median time to issue a license and the costs incurred to maintain a branch during that time. The pro forma adjustment is calculated as follows (in thousands):

	Estimated Useful Life	Fair Value
Licenses	Indefinite	$5,000
Tradenames	12 months	1,500

Fair value of intangibles assets		6,500

Less: historical book value		—

Pro forma adjustment		$6,500

No assurances can be given that the underlying assumptions and estimates used to estimate the fair values of the licenses and tradenames will not change. For this and other reasons, actual results may vary significantly from estimated results.

(d) Reflects the adjustment to remove the liabilities of $1.2 million recorded in accounts payable and accrued liabilities associated with Doctor’s Choice PRF funds because they were preliminarily determined to have no fair value and we estimate there will be no disallowed funds as of the acquisition date. Amounts have been placed into escrow relating to the Doctor’s Choice PRF funds received, which was included in the calculation of GAAP purchase price.

(e) Reflects the adjustment to goodwill of $90.3 million to be recorded based on our preliminary purchase price allocation.

Goodwill represents the excess of the aggregate purchase consideration over the preliminary estimated fair values of recorded tangible and intangible assets acquired and liabilities assumed in the 2021 Acquisition. The actual amount of goodwill to be recorded in connection with the 2021 Acquisition is subject to change once the valuation of the fair value of tangible and intangible assets acquired and liabilities assumed has been completed. The final valuation of such assets and liabilities is expected to be completed as soon as practicable but no later than one year after the consummation of the 2021 Acquisition.

The table below reflects the preliminary purchase price allocation based on estimates, assumptions, valuations and other analyses (in thousands):

Total preliminary GAAP purchase price	$100,389
Patient accounts receivable	11,645
Receivables under insured programs	142
Prepaid expenses and other current assets	1,728
Intangible assets	6,500
Property and equipment	468
Operating lease right of use assets	936
Other long-term assets	416
Accounts payable and other accrued liabilities	(4,294)
Accrued payroll and employee benefits	(3,163)
Current portion of insurance reserves	(142)
Current portion of operating lease liabilities	(521)
Current portion of deferred payroll taxes	(1,751)
Other current liabilities	(11,485)
Long-term portion of insurance reserves	(333)
Operating lease liabilities	(429)

Net assets acquired, excluding goodwill	(283)

Goodwill	$100,627

Less: historical Doctor’s Choice goodwill	(10,402)

Pro forma adjustment	$90,270

(f) Reflects the payment of $2.4 million of acquisition-related costs incurred by Aveanna and $8.4 million of acquisition-related costs incurred by Doctor’s Choice, including $1.2 million accrued for in Doctor’s Choice’s historical balance sheet, all of which were paid on the closing date.

(g) Reflects new borrowings of $67.0 million of incremental principal borrowings on the existing Second Lien Term Facility. The proceeds from these borrowings were used to fund a portion of the 2021 Acquisition.

(h) Reflects the elimination of $0.2 million of unamortized deferred financing costs related to outstanding debt that was settled on the closing date of the 2021 Acquisition and the payment and capitalization of $1.7 million of deferred financing costs associated with the incremental borrowings under our Second Lien Term Facility, presented net of debt within Long term obligations, less current portion.

(i) Reflects a $4.9 million increase to accounts payable and other accrued liabilities related to the recording of an estimated uncertain tax position in connection with the 2021 Acquisition.

(j) Reflects a $6.4 million adjustment to equity, which represents the historical book value of net assets, as a result of the application of the acquisition method of accounting for the 2021 Acquisition, calculated as follows (in thousands):

Accrual for seller transaction costs not recorded in the historical results of Doctor’s Choice as they had not yet been incurred	$(7,177)
Tax effect of deductible seller transaction costs (1)	1,866
Elimination of historical Doctor’s Choice equity as well as the aforementioned transaction costs not yet incurred and tax effect of deductible transaction costs (2)	699
Non-capitalizable buyer transaction costs	(2,374)
Tax effect of deductible buyer transaction costs (1)	617

Net adjustment	$(6,369)

(1)

Reflects the portion of transaction costs which are expected to be deductible for tax purposes, recorded within accounts payable and other accrued liabilities calculated by applying the blended statutory rate of 26% to those transaction costs which are expected to be deductible. The tax effect of deductible buyer transaction costs is recorded within deferred income taxes.

(2)	Includes amounts recorded within Doctor’s Choice common stock, additional paid-in capital and accumulated deficit.

Transaction Accounting Adjustments for the Offering

(k) Reflects the issuance of 38,236,000 shares of common stock and proceeds of $650.0 million, net of $40.6 million of underwriters’ discount, in connection with this offering. See “Capitalization” for additional information.

(l) Reflects the repayment upon consummation of this offering of $266.0 million and $307.0 million principal balances outstanding under our existing First Lien Term Facility and Second Lien Term Facility, respectively. $1.9 million was recorded within current portion of long-term obligations as of January 2, 2021. See “Use of Proceeds” for additional information.

(m) Reflects $6.8 million of specific incremental direct costs attributable to this offering that will be offset against the proceeds as a reduction of additional paid-in-capital. This adjustment includes $3.9 million of incremental direct costs incurred after fiscal year 2020 and $2.9 million of amounts capitalized as of January 2, 2021, of which $0.8 million was recorded within accounts payable.

(n) Reflects the write-off of unamortized deferred financing costs of $14.8 million associated with our existing credit facilities that were repaid upon consummation of this offering.

(o) Reflects $0.7 million of one-time share-based compensation expense resulting from meeting a performance condition, the completion of this offering, for certain options granted that were outstanding as of January 2, 2021.

3.	Unaudited Pro Forma Condensed Consolidated Statement of Operations Transaction Accounting Adjustments

Transaction Accounting Adjustments for the 2020 Acquisitions

(a) Reflects historical results of operations for the 2020 Acquisitions prior to being acquired by Aveanna. The aggregate historical results of operations were calculated as follows:

(dollars in thousands)	Total Care Inc. Period ended August 1, 2020	Preferred Pediatric Home Healthcare Period ended September 18, 2020	Evergreen Home Healthcare Period ended September 25, 2020	Five Points Healthcare, LLC Period ended October 22, 2020	Recover Health, Inc. Period ended December 18, 2020	Historical 2020 Acquisitions Fiscal Year ended January 2, 2021
Revenue	$8,385	$35,508	$11,083	$35,824	$68,624	$159,424
Cost of revenue, excluding depreciation and amortization	4,928	22,843	8,409	18,625	40,587	95,392
Branch and regional administrative expenses	1,695	5,081	1,882	10,523	14,597	33,778
Corporate expenses	743	2,467	450	4,603	11,621	19,884
Goodwill impairment	—	—	—	—	—	—
Depreciation and amortization	14	530	36	63	447	1,090
Acquisition-related costs	69	1,229	580	1,969	2,868	6,715
Other operating expenses (income)	2	(149)	18	(2,373)	—	(2,502)

Operating income (loss)	934	3,507	(292)	2,414	(1,496)	5,067
Interest income	1	3	—	1	26	31
Interest expense	(1)	(44)	(2)	(256)	(551)	(854)
Loss on debt extinguishment	—	—	—	—	—	—
Other income (expense)	2	21	(20)	44	38	85

Income (loss) before income taxes	936	3,487	(314)	2,203	(1,983)	4,329
Income tax expense	—	(3)	—	(815)	(8)	(826)

Net income (loss)	$936	$3,484	$(314)	$1,388	$(1,991)	$3,503

(b) Reflects a reduction of corporate expenses of $0.4 million for the fiscal year ended January 2, 2021 related to historical annual fees paid to existing sponsors of the 2020 Acquisitions.

(c) Reflects the $1.7 million adjustment to amortization expense for the $2.0 million amortization expense associated with acquired trade name intangible assets of the 2020 Acquisitions, net of $0.3 million of historical amortization expense recorded in the post-combination period. The acquired license intangible assets are indefinite-lived while the acquired trade name intangible assets have useful lives ranging from twelve to eighteen months.

(d) Reflects the $9.9 million increase to interest expense related to the First Lien Fourth Amendment Term Loan, which we entered into on September 21, 2020 in order to partially fund one of the 2020 Acquisitions, as well as the removal of historical interest expense recorded within the pre-acquisition results of the 2020 Acquisitions related to debt, which was settled when the companies were acquired. The adjustment was calculated as follows:

(dollars in thousands)	For the Fiscal Year ended January 2, 2021
Pro forma interest expense (1)	14,839
Historical Aveanna interest expense related to the First Lien Fourth Amendment Term Loan	(4,037)
Historical 2020 Acquisitions interest expense	(854)

Total pro forma adjustment	$9,948

(1)	We assumed an interest rate of 7.25%. A 0.125% variance in the weighted–average variable interest rates would result in a $0.2 million change in income before income taxes annually.

(e) Reflects the pro forma income tax adjustment related to the 2020 Acquisitions assuming a combined state and federal statutory tax rate of 26%.

Additionally, reflects the increased income tax expense as if the 2020 Acquisitions’ historical income before income taxes was taxed as a C corporation, consistent with Aveanna’s tax structure and using a combined state and federal statutory tax rate of 26%, as opposed to the 2020 Acquisitions’ historical filing statuses which either claimed an election under Subchapter S of Chapter 1 of the Internal Revenue Code or were taxed as a partnership.

Transaction Accounting Adjustments for the 2021 Acquisition

(f) Reflects historical results of operations for Doctor’s Choice.

(g) Reflects a reduction of corporate expenses of $0.3 million for the fiscal year ended January 2, 2021 related to historical annual fees paid to the sponsors of Doctor’s Choice.

(h) Reflects the estimated $1.5 million adjustment to amortization expense for the expense associated with acquired trade name intangible assets from the 2021 Acquisition. There was no amortization expense recorded in the historical period by Doctor’s Choice,

(i) Reflects the incurrence of $9.6 million of transaction costs associated with the 2021 Acquisition, including $2.4 million of costs incurred by Aveanna and $7.2 million of costs incurred by Doctor’s Choice.

(j) Reflects the $5.2 million increase to interest expense related to the incremental borrowings under the Second Lien Term Facility which we drew on the closing date of the 2021 Acquisition, as well as the removal of historical interest expense recorded within the historical results of Doctor’s Choice related to debt that was settled when the company was acquired. The adjustment was calculated as follows:

(dollars in thousands)	For the Fiscal Year ended January 2, 2021
Pro forma interest expense (1)	6,495
Historical Doctor’s Choice interest expense	(1,316)

Total pro forma adjustment	$5,179

(1)	We assumed an interest rate of 9.00%. A 0.125% variance in the weighted–average variable interest rates would result in a $0.1 million change in income before income taxes annually.

(k) Reflects the pro forma income tax adjustment related to the 2021 Acquisition assuming a combined state and federal statutory tax rate of 26%.

Additionally, reflects the increased Income tax expense as if Doctor’s Choice’s historical income before income taxes was taxed as a C corporation, consistent with Aveanna’s tax structure as opposed to Doctor’s Choice’s historical filing status which utilized an election under Subchapter S of Chapter 1 of the Internal Revenue Code, using a combined state and federal statutory tax rate of 26%.

Transaction Accounting Adjustments for the Offering

(l) Reflects a reduction of corporate expenses of $3.2 million for the fiscal year ended January 2, 2021 related to the annual fees under our Management Agreement with our Sponsors, which will terminate upon the consummation of the offering.

(m) Reflects a reduction of corporate expenses of $4.3 million for the fiscal year ended January 2, 2021 related to expense recognized in connection with the debt modification of our existing First Lien Fourth Amendment Term Loan, which was used in part to fund one of the 2020 Acquisitions, as this modification would not have taken place had the Offering occurred on December 29, 2019, the first day of our fiscal year 2020. See “Use of Proceeds” for additional information.

(n) Reflects a reduction of interest expense of $51.7 million for the fiscal year ended January 2, 2021 as a result of the repayment of $266.0 million and $307.0 million of our principal balances outstanding under our existing First Lien Term Facility and Second Lien Term Facility, respectively, upon consummation of this offering. Included within the reduction of interest expense of $51.7 million is the reversal of the $10.8 million and $6.5 million of incremental interest expense associated with the 2020 Acquisitions and 2021 Acquisition, respectively, as this interest expense would not have been incurred had this offering occurred on December 29, 2019, the first day of our fiscal year 2020.

(o) Reflects a $10.3 million loss on the extinguishment of debt as a result of the repayment of outstanding indebtedness under our First Lien Term Facility and Second Lien Term Facility upon consummation of this offering.

(p) Reflects $0.7 million of incremental share-based compensation expense from meeting a performance condition, the completion of this offering, for certain options granted. Additionally, reflects $24.1 million of estimated annual compensation expense associated with these options we will begin to recognize upon completion of this offering based upon a three year requisite service period. $1.8 million of this additional share-based compensation expense is recorded within branch and regional administrative expenses and the remaining $23.0 million is recorded within corporate expenses. The expected grant date fair value of $75.4 million and requisite service period are based upon a preliminary valuation utilizing the Monte Carlo option-pricing model. The Monte Carlo option-pricing model require various highly judgmental assumptions including volatility and expected option term. As the valuation is preliminary, and subject to finalization, and if any of the assumptions used in the models change significantly, stock-based compensation expense may differ materially in the future from that presented within the unaudited pro forma condensed consolidated statement of operations.

(q) Reflects the pro forma income tax adjustment related to this offering assuming a combined state and federal tax rate of 26%.

(r) The weighted average shares outstanding used to compute basic and diluted net income per share for the fiscal year ended January 2, 2021 have been adjusted to give effect to the issuance of shares of common stock issued in this offering used to repay outstanding principal under the First Lien Term Facility and Second Lien Term Facility, as if such issuance had occurred on December 29, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information we believe is relevant to an assessment and understanding of our results of operations, financial condition, liquidity and cash flows for the periods presented below. This discussion should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” and our audited consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that are based upon our current expectations, including with respect to our future revenues and operating results. Our actual results may differ materially from those anticipated in such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” contained elsewhere in this prospectus.

Our fiscal year ends on the Saturday that is closest to December 31 of a given year, resulting in either a 52- or 53-week fiscal year. “Fiscal year 2019” and “fiscal year 2018” refer to the 52-week fiscal years ended on December 28, 2019 and December 29, 2018, respectively. “Fiscal year 2020” refers to the 53-week fiscal year ending on January 2, 2021.

Overview

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient- centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Over the past five years, we have scaled our business by a factor of approximately 5x, expanding from 17 states and $324.6 million of revenue in 2016 to 30 states and $1.5 billion in revenue in fiscal year 2020. We currently have 245 branch locations. In 2020, we provided approximately 39 million hours of home care to our patients, pro forma for the acquisitions we completed in 2020. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva, which was the largest U.S. home health company before being acquired by Kindred in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

Segments

We deliver our services to patients through three segments: Private Duty Services (“PDS”); Home Health & Hospice (“HHH”); and Medical Solutions (“MS”).

The following table summarizes the revenues generated by each of our segments for the most recent three fiscal years:

(dollars in thousands)	Consolidated	PDS	HHH	MS
Fiscal year 2020	$1,495,105	$1,329,745	$31,180	$134,180
Percentage of consolidated revenue		88.9%	2.1%	9.0%
Fiscal year 2019	$1,384,065	$1,254,117	$17,071	$112,877
Percentage of consolidated revenue		90.6%	1.2%	8.2%
Fiscal year 2018	$1,253,673	$1,137,156	$17,858	$98,659
Percentage of consolidated revenue		90.7%	1.4%	7.9%

PDS Segment

Private Duty Services predominantly includes private duty nursing (“PDN”) services, as well as pediatric therapy services. Our PDN patients typically enter our service as children, as our most significant referral sources for new patients are children’s hospitals. It is common for our PDN patients to stay on our service to adulthood, as approximately 50% of our PDN patients are over the age of 18.

Our PDN services involve the provision of skilled and unskilled hourly care to patients in their homes, which is the preferred setting for patient care. PDN services typically lasts four to 24 hours a day, provided by our registered nurses, licensed practical nurses, and home health aides who are focused on providing high-quality short-term and long-term clinical care to medically fragile children and adults with a wide variety of serious illnesses and conditions. Patients who typically qualify for our PDN services include those with the following conditions:

•	Tracheotomies or ventilator dependence;

•	Dependence on continuous nutritional feeding through a “G-tube” or “NG-tube”;

•	Dependence on intravenous nutrition;

•	Oxygen-dependence in conjunction with other medical needs; and

•	Complex medical needs such as frequent seizures.

Our PDN services include:

•	In-home skilled nursing services to medically fragile children;

•	Nursing services in school settings in which our caregivers accompany patients to school;

•	Services to patients in our Pediatric Day Healthcare Centers (“PDHC”);

•	Unskilled nursing services; and

•	Employer of record support services (“EOR”).

Through our pediatric therapy services, we provide a valuable multidisciplinary approach that we believe serves all of a child’s therapy needs. We provide both in-clinic and home-based therapy services to our patients. Our therapy services include Physical, Occupational and Speech services. We regularly collaborate with physicians and other community healthcare providers, which allows us to provide more comprehensive care. Additionally, our Applied Behavioral Analysis (“ABA”) Therapy services previously provided children with the strategies and skills necessary to maximize their individual potential, achieve meaningful outcomes, and reach their goals to the greatest extent possible. We also provide parents with useful strategies and techniques to support their child’s progress towards meeting developmental milestones in communication and behavior throughout their lifetime. As further discussed below, in July 2020, we discontinued providing ABA Therapy services. See “ —COVID-19 Pandemic Impact on our Business.”

HHH Segment

Our Home Health and Hospice segment predominantly includes home health services, as well as hospice and specialty program services. Our HHH patients typically enter our service as seniors, and our most significant referral sources for new patients are hospitals, physicians and long-term care facilities.

Our home health services involve the provision of in-home services to our patients by our clinicians which may include nurses, therapists, social workers and home health aides. Our caregivers work with our patients’ physicians to deliver a personalized plan of care to our patients in their homes. Home healthcare can help our patients recover after a hospitalization or surgery and assist patients in managing chronic illnesses. We also help our patients manage their medications. Through our care, we help our patients recover more fully in the comfort of their own homes, while remaining as independent as possible. Our home health services include: in-home skilled nursing services; physical, occupational and speech therapy; medical social services and aide services.

Our hospice services involve a supportive philosophy and concept of care for those nearing the end of life. Our hospice care is a positive, empowering form of care designed to provide comfort and support to our patients and their families when a life-limiting illness no longer responds to cure-oriented treatments. The goal of hospice is to neither prolong life nor hasten death, but to help our patients live as dignified and pain-free as possible. Our hospice care is provided by a team of specially trained professionals in a variety of living situations, including at home, at the hospital, a nursing home, or an assisted living facility.

MS Segment

Through our Medical Solutions segment, we offer a comprehensive line of durable medical equipment and enteral nutrition supplies to adults and children, delivered on a periodic or as-needed basis. We provide our patients with access to one of the largest selections of enteral formulas, supplies and pumps in our industry, with more than 300 nutritional formulas available. Our registered nurses, registered dietitians and customer service technicians support our patients 24 hours per day, 365 days per year, in-hospital, at-home, or remotely to help ensure that our patients have the best nutrition assessments, change order reviews and formula selection expertise.

Factors Affecting Results of Operations and Comparability

Acquisition-related Activities

We acquired Premier Healthcare Services, LLC (“Premier”) on July 1, 2018 (the “Premier Acquisition”), which had substantially all of its operations in California. Our operating results for fiscal year 2018 included six months of Premier’s results of operations, and our operating results for fiscal year 2019 included Premier’s results for the entirety of that year. Therefore, our results of operations for fiscal years 2019 and 2018 included revenue attributable to Premier of approximately $233.8 million and $109.5 million, respectively. Accordingly, the Premier Acquisition significantly impacts the comparability of our results of operation for fiscal years 2019 and 2018. All of Premier’s business operations are included in our PDS segment.

In December 2018, we entered into an agreement to acquire a private duty services company (the “2019 Transaction”), the consummation of which acquisition would have significantly increased the size of our business. In the fourth quarter of fiscal year 2018, in contemplation of closing the 2019 Transaction and developing the necessary corporate infrastructure to support the combined businesses after closing, we began incurring significant acquisition-related costs, incremental corporate expenses, and related costs associated with executing the necessary financing arrangements to finance the acquisition. As a result of these activities, our acquisition-related costs, corporate expenses, and related items such as debt extinguishment costs, were significantly higher for fiscal year 2019 as compared to fiscal year 2018. We terminated the 2019 Transaction in December 2019, and, beginning in January 2020, we implemented cost-savings initiatives to reduce our corporate workforce and corporate expenses. We have significantly reduced acquisition-related costs in fiscal year 2020 as compared to fiscal year 2019.

During the third fiscal quarter of 2020, we acquired three companies that primarily deliver PDN services, in addition to medical solutions services (collectively, the “2020 PDS Acquisitions”). The 2020 PDS Acquisitions generated revenues in 2020 prior to being acquired by us of $55.0 million and $22.8 million after being acquired by us, which are included within our results of operations for fiscal year 2020. The 2020 PDS Acquisitions generated operating income in 2020 prior to being acquired by us of $4.1 million and $1.6 million after being acquired by us, which is included within our results of operations for fiscal year 2020.

In the fourth quarter of 2020, we acquired two companies that primarily deliver home health and hospice services, as well as PDN services (collectively, the “2020 HHH Acquisitions”). The 2020 HHH Acquisitions generated revenues in 2020 prior to being acquired by us of $104.4 million and $13.1 million after being acquired by us, which are included within our results of operations for fiscal year 2020. The 2020 HHH Acquisitions generated operating income in 2020 prior to being acquired by us of $0.9 million and $2.6 million after being acquired by us, which is included within our results of operations for fiscal year 2020. Home health and hospice businesses are primarily reimbursed by Medicare for services rendered and these new lines of business will accordingly begin to diversify our current payer base beyond its current concentration of Medicaid and Medicaid Managed Care revenue. We are reporting these new lines of business in our HHH segment.

In the second quarter of fiscal year 2021, we acquired Doctor’s Choice. Doctor’s Choice generated revenues and operating income in fiscal year 2020 of $64.4 million and $7.3 million, respectively.

COVID-19 Pandemic Impact on our Business

In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, we altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing us to continue to deliver healthcare services to our patients, the effects of the pandemic have been wide-reaching. We have implemented contingency planning policies whereby most employees at our corporate support offices in Georgia, Texas and Arizona are working remotely in compliance with recommendations from the Centers for Disease Control and Prevention and federal and state governmental orders. We have invested in technology and equipment that allows our remote workforce to provide continued and seamless functionality to our clinicians who continue to care for our patients.

We are taking precautions to protect the safety and well-being of our employees and patients by purchasing and delivering significant additional supplies of PPE and other medical supplies to branches and regional offices across the country. We have had success in sourcing our PPE from both traditional and non-traditional suppliers for these needs and while we have been fortunate to secure the necessary PPE supplies, we have incurred significantly higher per unit costs for such items, as compared to pre-pandemic costs.

With the exception of EOR, patient volumes in our PDS segment have been negatively impacted by COVID-19. While we observed declining PDN, PDN Therapy, and ABA Therapy patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter these volumes stabilized at approximately 11% below our pre-COVID-19 PDS hours run rate. Since that time, our PDN and PDN Therapy volumes began recovering. As a result of COVID-19, during the second fiscal quarter of 2020, we made the decision to exit our pediatric ABA Therapy services and completed the exit of this business in the third fiscal quarter of 2020. Annual ABA Therapy revenues, which have subsequently been exited, approximated $6.9 million, $16.4 million, and $21.2 million, respectively, for the years ended January 2, 2021, December 28, 2019 and December 29, 2018. In connection with these activities, we evaluated our ABA Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during our second fiscal quarter of 2020. While our new HHH businesses were negatively impacted by COVID-19, as of the respective dates on which we acquired Five Points and Recover in our fourth fiscal quarter of 2020, those businesses had already recovered from lost volumes associated with COVID-19. Our MS segment has not been negatively impacted by COVID-19.

While we believe our PDS patient volumes will recover in 2021, the following factors could potentially alter this outlook and negatively impact our recovery from the pandemic: vaccine distribution, the continued increase or decrease in the number of COVID-19 cases nationwide, any future or prolonged shelter-in-place orders, the return of our patients’ families confidence to allow our caregivers into their homes, our ability to attract and retain qualified caregivers as a result of COVID-19 concerns, cost normalization around PPE, and our ability to readily access referrals from children’s hospitals. Potential negative impacts of COVID-19 on our results include lower revenue, higher salary and wage expenses due to increased market rate expectations of caregivers, and increased PPE supply costs. The impacts to revenue may consist of the following: lower volumes due to interruption of the operations of our referral sources and patient unwillingness to accept services in their homes; prolonged school closures; and lower reimbursement rates due to any negative impacts to state Medicaid budgets as a result of the pandemic.

We continually review and adjust our operations to adapt to the changing COVID-19 environment. We have remained fully operational and have continued to provide our patients with critical services during the pandemic. In addition, we plan to continue to execute on our strategic business plans to grow our services both organically and through acquisitions.

CARES Act

In response to COVID-19, the U.S. Government enacted the CARES Act on March 27, 2020. The following portions of the CARES Act have impacted us in fiscal year 2020:

•

Provider Relief Fund: Beginning in April 2020, funds were distributed to health care providers who provide or provided diagnoses, testing, or care for individuals with possible or actual cases of COVID-19. The payments received under the Provider Relief Fund (“PRF”) are subject to certain terms and conditions. Payments are to be used to prevent, prepare for, and respond to COVID-19. As of January 2, 2021, we had received $25.1 million in PRF payments. For the year ended January 2, 2021, we recognized no amounts related to these funds as government stimulus income in our consolidated statements of operations. The unrecognized amount of $25.1 million is recorded in government stimulus liabilities in our consolidated balance sheet at January 2, 2021. The Company believes that it is in compliance with all applicable terms and conditions, regulations and interim guidance regarding the receipt and usage of PRF funds. In March 2021, the Company returned the full amount of PRF funds received, with interest, to the respective Federal agencies.

•

State Sponsored Relief Funds: In June 2020, we began receiving stimulus funds from the Commonwealth of Pennsylvania Department of Human Services (“Pennsylvania DHS”). Such funds were not applied for or requested.

As of January 2, 2021, we have received approximately $4.8 million in direct stimulus funds from Pennsylvania DHS. Such funds were also not applied for or requested. For the year ended January 2, 2021, we recognized income of $0.5 million related to these funds, which is included in other operating expenses in our consolidated statements of operations. The unrecognized amount of $4.3 million is recorded in government stimulus liabilities in our condensed consolidated balance sheet at January 2, 2021, and we expect to return this amount to Pennsylvania DHS in 2021. The net $0.5 million amount of the retained payments are not subject to repayment, provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the distributions received have been used for healthcare-related expenses or lost revenue attributable to COVID-19. We have filed all necessary reports with Pennsylvania DHS documenting the usage of the $0.5 million that was retained and issued payment back to Pennsylvania DHS for $4.3 million. While we believe our reporting complies with all Pennsylvania DHS requirements, should Pennsylvania DHS disagree with our usage of the funds, those funds could be subject to return to Pennsylvania DHS. We have not received stimulus funds from any individual state other than Pennsylvania.

•

Deferred payment of the employer portion of social security tax: We are permitted to defer payments of the employer portion of social security tax for 2020, which will be payable in 50% increments, with the first due by December 31, 2021 and the second 50% due by December 31, 2022. This deferral increased our 2020 cash flow from operations by approximately $46.8 million. Certain of the companies we acquired in 2020 had also deferred the employer portion of social security taxes in 2020, approximating $2.8 million in aggregate deferrals. As of January 2, 2021, we had deferred payment of approximately $49.6 million of social security tax in total, and this amount is reflected in current portion of deferred payroll tax liabilities and deferred payroll taxes, less current portion in our consolidated balance sheet.

•

Temporary reimbursement rate increases from various state Medicaid and Medicaid Managed Care Programs: Numerous state Medicaid programs have issued temporary rate increases and similarly directed Medicaid Managed Care programs within those states to issue temporary rate increases. The states from which we have received the most significant temporary rate increases include Massachusetts, Washington, and North Carolina. These temporary rate increases are paid to us via normal claim processing by the respective payers. For the year ended January 2, 2021, we recognized $4.3 million related to these temporary rate increases funds as revenue in our consolidated statements of operations.

Components of Operating Results

Revenue

Revenue is primarily derived from pediatric and adult healthcare services provided by our PDS and HHH segments (referred to as “patient revenue”) and from the sale of enteral nutrition and other products to patients by our MS segment (referred to as “product revenue”). Components of revenue include the established bill rates, explicit price concessions, also known as contractual adjustments and discounts, provided to third-party payers, and implicit price concessions.

Cost of Revenue, Excluding Depreciation and Amortization

Cost of revenue, excluding depreciation and amortization (referred to as “cost of revenue”), is incurred by our PDS, HHH and MS segments. For the PDS and HHH segments, cost of revenue primarily includes direct labor costs and associated payroll taxes and benefits for the patient care services provided by our caregivers. It also includes workers compensation and professional liability insurance costs. For our MS segment, cost of revenue primarily includes the cost of enteral nutrition products shipped to our patients, as well as shipping costs.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses are supervisory and administrative costs incurred in our branch and regional offices to support the provision of clinical care to our patients. These costs include the compensation of our branch and regional leaders, recruiting, people services, scheduling and rent, among other administrative costs to support our clinical operations. We also incur transitionary branch and regional administrative expenses in connection with integrating the companies we acquire. For example, redundant wages, benefits and severance for acquired company branch and regional personnel until such personnel exit the company, and costs associated with duplicative branch leases in overlapping markets, until such leases are terminated.

Corporate Expenses

Corporate expenses include costs to support our branch and regional operations (which we also refer to as “field operations”), and include our corporate headquarters, corporate payroll, billing and collections, corporate facilities, corporate people services, corporate information technology, our Integration Management Office (“IMO”), and related professional services necessary to support our field operations.

We also incur a significant amount of transitionary corporate expenses in connection with integrating the companies we acquire. Such activities are supervised by our corporate IMO and include items such as our IMO itself, third-party professional services to assist us with our integration efforts, redundant wages, benefits and severance for acquired company corporate personnel whose roles are duplicative or overlapping with existing corporate personnel until such personnel exit the company, duplicative corporate leases and related costs prior to elimination of such overlapping leases, among other things. Collectively, we refer to these transitionary corporate expenses, as well as the transitionary branch and regional administrative expenses described above as “integration costs” and such costs are included in either branch and regional administrative expenses or corporate expenses, as applicable.

Goodwill Impairment

Goodwill impairment represents non-cash charges to write-down reporting-unit goodwill established at the time of business acquisitions.

Depreciation and Amortization

Depreciation and amortization includes depreciation and amortization expenses for all of our property and equipment, including leasehold improvements, accreditation costs and intangible assets.

Acquisition-related Costs

Acquisition-related costs represent transaction costs incurred in connection with planned, completed, or terminated acquisitions. These costs include investment banking fees, legal diligence and related documentation costs, and finance, tax and accounting diligence and documentation.

Other Operating Expenses

Other operating expenses include changes to the contingent consideration paid in connection with the Premier Acquisition and license impairment charges. It is also reduced for amounts recognized as income from state sponsored relief funds through the CARES Act, such as the $0.5 million of funds received from Pennsylvania DHS that we recognized as income. We recognize this income at such time as qualifying cost offsets or other uses of the funds are identified and all related program terms and conditions have been met.

Interest Income

Interest income includes income received from payers for untimely payment of outstanding accounts receivable balances.

Interest Expense

Interest expense includes the debt service costs associated with our various debt instruments, including our term loans and Revolving Credit Facility. Interest expense also includes the amortization of deferred financing fees, which are amortized over the term of the respective credit agreement.

Other Income (Expense)

Other income (expense) primarily includes the charges we record to state our interest rate derivatives at fair value, as well as the periodic net settlements we incur with the counterparties under our interest rate swap agreements, in addition to other miscellaneous sources of income and expense.

Income Tax Benefit (Expense)

Income tax benefit (expense) includes the recognized portion of current and deferred income taxes at a federal, state and local level.

Evaluation and Measurement of our Business

In assessing our performance, we consider a variety of performance and financial measures. The key measures include revenue, gross margin (and gross margin percentage), Field contribution (and Field contribution margin) and corporate expenses. We review these metrics on a consolidated and segment basis with the exception of Field contribution, Field contribution margin and corporate expenses, which we review on a consolidated basis only. We also assess our performance using EBITDA, Adjusted EBITDA, Field contribution and Field contribution margin which are non-GAAP financial measures. See “—Non-GAAP Financial Measures” below.

Revenue

For each of our business segments, we manage our operations locally at the branch level, with support from our regional operations offices. The contractual reimbursement we expect to receive from third-party payers as payment for our PDS and HHH services and MS supplies, less estimated implicit price concessions, is recorded as revenue in our consolidated statements of operations.

Gross Margin and Gross Margin Percentage

Gross margin is equal to revenue less cost of revenue. We manage our business and make operating decisions based upon the gross margin delivered by each of our segments. Gross margin determines whether or not a given line of service or market is providing appropriate returns, and consequently whether or not a given line of service or market requires additional focus and resources, should be expanded, or curtailed. We also evaluate our gross margin based on the percentage of revenue it represents, which we define as gross margin percentage.

Field Contribution and Field Contribution Margin

Field contribution is calculated as operating income before corporate expenses and other non-field related costs, including depreciation and amortization, acquisition-related costs, and other operating expenses. Field contribution is an important metric because it represents the contribution generated by our field operations, prior to corporate expenses and other non-field related costs. This metric is also important because it guides us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. We also evaluate our Field contribution based on the percentage of revenue it represents, which we define as Field contribution margin.

Corporate Expenses

We align and manage our corporate expenses based on the necessary amount of support required for our field operations, as well as to integrate acquired companies into our field and corporate operations. Corporate expenses is an important metric because it includes not only the on-going, normal corporate costs necessary to support our core field operations, but also includes transitionary costs we incur to integrate the companies we acquire. We believe that effective management of our integration costs is an important component of driving results of operations and cash flows. We also evaluate and manage our corporate expenses based on the percentage of revenue such costs represent.

Other Metrics

We also review other important metrics such as volume, revenue rate, cost of revenue rate and spread rate, which we describe in greater detail below. We evaluate these metrics on a segment basis and not on a consolidated basis.

Volume

Volume represents PDS hours of care provided and MS unique patients served, which is how we measure the amount of our patient services provided. We review the number of hours of PDS care provided and the number of MS unique patients served on a weekly basis. We believe volume is an important metric because it helps us understand how the Company is growing in each of these segments through strategic planning and acquisitions. We also use this metric to inform strategic decision making in determining opportunities for growth.

Revenue Rate

For our PDS and MS segments, revenue rate is calculated as revenue as described above, divided by PDS hours of care provided or the number of unique patients served, respectively. We believe revenue rate is an important metric because it represents the amount of revenue we receive per PDS hour of patient service or per individual MS patient transaction and helps management assess the amount of fees that we are able to bill for our services. Management uses this metric to assess how effectively we optimize reimbursement rates.

Cost of Revenue Rate

For our PDS and MS segments, cost of revenue rate is calculated as cost of revenue as described above, divided by PDS hours of care provided or the number of unique patients served, respectively. We believe cost of revenue rate is an important metric because it helps us understand the cost per PDS hour of patient service or per individual MS patient transaction. Management uses this metric to understand how effectively we manage labor and product costs.

Spread Rate

For our PDS and MS segments, spread rate represents the difference between the respective revenue rates and cost of revenue rates. Spread rate is an important metric because it helps us better understand the margins being recognized per PDS hour of patient service or per individual MS patient transaction. Management uses this metric to assess how successful we have been in optimizing reimbursement rates, managing labor and product costs, and assessing opportunities for growth.

Results of Operations

Fiscal Year 2020 Compared to the Fiscal Year 2019

The following table summarizes our consolidated results of operations for the periods indicated:

	Fiscal Year 2020		Fiscal Year 2019
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
Revenue	$1,495,105	100.0%	$1,384,065	100.0%	$111,040	8.0%
Cost of revenue	1,040,590	69.6%	964,814	69.7%	75,776	7.9%

Gross margin	454,515	30.4%	419,251	30.3%	35,264	8.4%
Branch and regional administrative expenses	240,946	16.1%	227,762	16.5%	13,184	5.8%

Field contribution	213,569	14.3%	191,489	13.8%	22,080	11.5%
Corporate expenses	113,828	7.6%	113,235	8.2%	593	0.5%
Goodwill impairment	75,727	5.1%	—	0.0%	75,727	N/A
Depreciation and amortization	17,027	1.1%	14,317	1.0%	2,710	18.9%
Acquisition-related costs	9,564	0.6%	22,661	1.6%	(13,097)	-57.8%
Other operating expenses	910	0.1%	2,322	0.2%	(1,412)	-60.8%

Operating (loss) income	(3,487)	-0.2%	38,954	2.8%	(42,441)	-109.0%
Interest expense, net of interest income	(82,638)		(92,089)		9,451	-10.3%
Loss on extinguishment of debt	(73)		(4,858)		4,785	-98.5%
Other income (expense)	34,464		(17,037)		51,501	-302.3%
Income tax (expense) benefit	(5,316)		(1,486)		(3,830)	257.7%

Net loss	$(57,050)		$(76,516)		$19,466	-25.4%

The following table summarizes our consolidated key performance measures, including Field contribution and Field contribution margin, which are non-GAAP measures, for the periods indicated:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Revenue	$1,495,105	$1,384,065	$111,040	8.0%
Cost of revenue	1,040,590	964,814	75,776	7.9%

Gross margin	$454,515	$419,251	$35,264	8.4%
Gross margin percentage	30.4%	30.3%
Branch and regional administrative expenses	$240,946	$227,762	$13,184	5.8%

Field contribution	$213,569	$191,489	$22,080	11.5%
Field contribution margin	14.3%	13.8%
Corporate expenses	$113,828	$113,235	$593	0.5%
As a percentage of revenue	7.6%	8.2%
Operating (loss) income	$(3,487)	$38,954	$(42,441)	-109.0%

The following table summarizes our key performance measures by segment for the periods indicated:

	PDS
(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Revenue	$1,329,745	$1,254,117	$75,628	6.0%
Cost of revenue	949,048	889,970	59,078	6.6%

Gross margin	$380,697	$364,147	$16,550	4.5%
Gross margin percentage	28.6%	29.0%		-0.4	%(4)
Volume	37,885	35,481	2,404	6.8%
Revenue rate (1)	$35.10	$35.35	$(0.25)	-0.8%
Cost of revenue rate (2)	$25.05	$25.08	$(0.03)	-0.2%
Spread rate (3)	$10.05	$10.27	$(0.22)	-2.3%

	HHH
(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Revenue	$31,180	$17,071	$14,109	82.6%
Cost of revenue	17,869	11,077	6,792	61.3%

Gross margin	$13,311	$5,994	$7,317	122.1%
Gross margin percentage	42.7%	35.1%		7.6	%(4)

	MS
(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Change	% Change
Revenue	$134,180	$112,877	$21,303	18.9%
Cost of revenue	73,673	63,767	9,906	15.5%

Gross margin	$60,507	$49,110	$11,397	23.2%
Gross margin percentage	45.1%	43.5%		1.6	%(4)
Volume	294	256	38	14.8%
Revenue rate (1)	$456.39	$440.93	$15.46	4.1%
Cost of revenue rate (2)	$250.59	$249.09	$1.50	0.7%
Spread rate (3)	$205.80	$191.84	$13.96	8.4%
(1)	Represents the period over period change in revenue rate, plus the change in revenue rate attributable to the change in volume.
(2)	Represents the period over period change in cost of revenue rate, plus the change in cost of revenue rate attributable to the change in volume.
(3)	Represents the period over period change in spread rate, plus the change in spread rate attributable to the change in volume.
(4)	Represents the change in margin percentage year over year.

The following discussion of our results of operations should be read in conjunction with the foregoing tables summarizing our consolidated results of operations and key performance measures.

Summary Operating Results

Operating Loss

Overall, our operating loss was $3.5 million, or 0.2% of revenue, for fiscal year 2020, as compared to operating income of $39.0 million, or 2.8% of revenue, for fiscal year 2019, a decrease of $42.4 million.

Fiscal year 2020 operating income was positively impacted by an approximate $22.1 million, or 11.5%, increase in Field contribution as compared to the prior year. The $22.1 million increase in Field contribution was delivered by a $111.0 million, or 8.0% increase in consolidated revenue, combined with a 0.5% improvement in our Field contribution margin to 14.3% for fiscal year 2020 from 13.8% for fiscal year 2019. The primary driver of our improved Field contribution margin for fiscal year 2020 was a reduction in branch and regional administration expenses as a percentage of revenue to 16.1% from 16.5% in the prior year.

In addition to the $22.1 million increase in Field contribution, the following activity contributed to the $42.4 million decrease in operating income, resulting in our operating loss for fiscal year 2020:

•	a $75.7 million non-cash charge for goodwill impairment recorded in the second fiscal quarter of 2020 related to our exit of the ABA Therapy business; and

•

a $13.1 million reduction in acquisition-related deal fees and transaction costs as we discontinued the significant activity associated with the 2019 Transaction and focused on new acquisitions in 2020

Net Loss

The $19.5 million decrease in net loss for fiscal year 2020, as compared to the prior fiscal year was primarily driven by the following:

•	the previously discussed $42.4 million decrease in operating income;

•

a $9.5 million decrease in interest expense, net of interest income, primarily due to a sustained reduction of the interest rates applicable to our outstanding indebtedness, commencing with the onset of the COVID-19 pandemic;

•	a $50.0 million increase in other income associated with a legal settlement related to an acquisition;

•	a $1.2 million net decrease in valuation charges associated with our interest rate swaps as well as net settlements incurred with swap counterparties; and

•	a $3.8 million net increase in tax expense.

Revenue

Revenue was $1,495.1 million for fiscal year 2020 as compared to $1,384.1 million for fiscal year 2019, an increase of 111.0 million, or 8.0%. This increase resulted from the following segment activity:

•	a $75.6 million, or 6.0%, increase in PDS revenue;

•	a $21.3 million, or 18.9%, increase in MS revenue; and

•	a $14.1 million, or 82.6%, increase in HHH revenue.

Our PDS segment revenue growth of $75.6 million, or 6.0%, in fiscal year 2020 was attributable to volume growth of 6.8%, net of a decrease in revenue rate of approximately 0.8%. The primary drivers of the 6.8% PDS volume increase in fiscal year 2020 compared to fiscal year 2019 were the following:

•	strong growth in the Employer of Record (“EOR”) support services business, net of COVID-19 related volume decreases in our other PDS businesses;

•	new volumes contributed by the 2020 PDS Acquisitions completed in the third quarter of 2020; and

•	a 53rd week of operations in fiscal year 2020.

Our EOR volumes increased 51.7% in fiscal year 2020 as compared to fiscal year 2019. This volume growth resulted from the state of California’s strong support of our services and the expansion of authorized hours available to our EOR patients in the COVID-19 environment. We expect EOR volumes to begin to moderate in 2021 as schools that had been closed due to the COVID-19 pandemic reopen. Volumes for the balance of our

PDS businesses across the country decreased approximately 1.9% for fiscal year 2020 as compared to fiscal year 2019, as a result of the COVID-19 environment. Additionally, fiscal year 2020 included a 53rd week of operations, which resulted in incremental PDS volumes of approximately 2.0%. In summary, the strong volume increases provided by our EOR business, net of the volume decrease in the balance of our PDS businesses, in addition to new volumes delivered by the 2020 PDS Acquisitions and the volumes contributed by the 53rd week in 2020, all contributed to our overall 6.8% volume growth in the PDS segment for the year ended January 2, 2021.

The 0.8% decrease in PDS revenue rate in 2020, compared to 2019 resulted from the previously noted 51.7% volume growth in our EOR business, which has significantly lower average revenue rates per hour than the comparable rates in the balance of our PDS businesses. Accordingly, the strong growth in our EOR business diluted the rate growth experienced in the balance of our PDS businesses, yielding an overall 0.8% PDS revenue rate decrease during the comparable periods. Revenue rate in the balance of our PDS businesses across the country increased 1.8% over the comparable prior year period as a result of both normal rate increases issued by various State Medicaid programs, as well as temporary rate increases implemented by various State Medicaid programs. We began to observe temporary rate increases in April 2020, and such rate increases, some of which have already ended, will continue at the respective State Medicaid program’s discretion. Temporary rate increases received by the Company for fiscal year 2020 approximated $4.2 million.

Our MS segment revenue growth of $21.3 million, or 18.9%, for fiscal year 2020, as compared to fiscal year 2019, was attributable to 14.8% volume growth combined with an increase in revenue rate of approximately 4.1%. Our MS segment delivered strong organic growth in 2020 as the MS business continued to expand in existing and growth markets. The 2020 PDS Acquisitions also contributed to the growth of MS segment revenue in fiscal year 2020 through expansion of our MS services into two new markets, Illinois and Oklahoma. The 4.1% revenue rate increase primarily results from negotiated rate increases with certain payers, as well as a shift in mix related to the services provided by our newly acquired MS business via the 2020 PDS Acquisitions.

Our HHH segment revenue growth of $14.1 million, or 82.6%, in fiscal year 2020 results from the incremental business delivered by the 2020 HHH Acquisitions.

Cost of Revenue, Excluding Depreciation and Amortization

Cost of revenue, excluding depreciation and amortization, was $1,040.6 million for fiscal year 2020 as compared to $964.8 million for fiscal year 2019, an increase of $75.8 million, or 7.9%. This increase resulted from the following segment activity:

•	a $59.1 million, or 6.6%, increase in PDS cost of revenue;

•	a $9.9 million, or 15.5%, increase in MS cost of revenue; and

•	a $6.8 million, or 61.3%, increase in HHH cost of revenue.

The 6.6% increase in PDS cost of revenue in fiscal year 2020 resulted from the previously noted 6.8% growth in PDS volumes for fiscal year 2020, net of a 0.2% decrease in PDS cost of revenue rate. The 0.2% decrease in cost of revenue rate primarily resulted from the growth of our EOR business, which has significantly lower cost of revenue rates than the comparable rates in the balance of our PDS businesses across the country.

As a result of the COVID-19 environment, we also incurred incremental costs of patient services in the form of incremental compensation paid to caregivers such as hero pay, COVID-19 relief pay, incremental overtime, and other retention-related compensation to maintain our clinical workforce in the COVID-19 environment. We also incurred incremental PPE costs to support our caregivers and care for our patients. These costs in aggregate were $14.8 million in 2020. We believe we will continue to incur some of these types of incremental costs in 2021, as dictated by the continually evolving COVID-19 environment.

The 15.5% increase in MS cost of revenue in fiscal year 2020 was driven by the previously noted 14.8% growth in MS volumes in 2020, as well as a 0.7% increase in cost of revenue rate. The increase in cost of revenue rate was attributable to higher costs to fulfill capitated contracts during fiscal year 2020 compared to fiscal year 2019.

The 61.3% increase in HHH cost of revenue in fiscal year 2020 was driven by the increased volumes associated with the 2020 HHH Acquisitions.

Gross Margin and Gross Margin Percentage

Gross margin was $454.5 million, or 30.4% of revenue, for fiscal year 2020, as compared to $419.3 million, or 30.3% of revenue, for fiscal year 2019. Gross margin increased $35.3 million, or 8.4% in fiscal year 2020 as compared to fiscal year 2019. The 0.1% increase in gross margin percentage in fiscal year 2020 resulted from the combined changes in our revenue rates and cost of revenue rates in each of our segments, which we refer to as the change in our spread rate, as follows:

•

a 2.3% decrease in PDS spread rate from $10.27 for fiscal year 2019 to $10.05 for fiscal year 2020, driven by the 0.8% decrease in PDS revenue rate, net of the 0.2% decrease in PDS cost of revenue rate;

•

an 8.4% increase in MS spread rate from $191.84 for fiscal year 2019 to $205.80 for fiscal year 2020, driven by the 4.1% increase in MS revenue rate, net of the 0.7% increase in MS cost of revenue rate; and

•	our HHH segment, which increased HHH gross margin percentage by 7.6% through 2020 HHH Acquisitions.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses were $240.9 million, or 16.1% of revenue, for fiscal year 2020 as compared to $227.8 million, or 16.5% of revenue, for fiscal year 2019, an increase of $13.2 million, or 5.8%.

The increase in branch and regional administrative expenses of $13.2 million, or 5.8% compares favorably to revenue growth of 8.0% for fiscal year 2020, as compared to fiscal year 2019, and decreased as a percentage of revenue. We reduced travel and office and administrative costs in the COVID-19 environment by $4.7 million in fiscal year 2020. We also incurred incremental branch and regional incentive compensation costs of $5.0 million in fiscal year 2020.

As a result of the COVID-19 environment, we also incurred incremental branch and regional administrative expenses in the form of COVID-19 relief pay, costs or remote work enablement, and severance and lease termination costs. These costs in aggregate were $4.1 million in fiscal year 2020.

Field Contribution and Field Contribution Margin

Field contribution was $213.6 million, or 14.3% of revenue for fiscal year 2020 as compared to $191.5 million, or 13.8% of revenue for fiscal year 2019. Field contribution increased $22.1 million, or 11.5% for fiscal year 2020 from fiscal year 2019. The 0.5% increase in Field contribution margin in fiscal year 2020 resulted from the following combined changes:

•	the 0.1% increase in gross margin percentage in fiscal year 2020 as compared to fiscal year 2019; and

•	the 0.4% decrease in branch and regional administrative expenses as a percentage of revenue in fiscal year 2020 as compared to fiscal year 2019.

Corporate Expenses

The primary components of our corporate expenses for our two most recent fiscal years were as follows:

	Fiscal Year 2020		Fiscal Year 2019
(dollars in thousands)	Amount	% of Net Revenue	Amount	% of Net Revenue
Revenue	$1,495,105		$1,384,065

Corporate expense components:
Compensation and benefits	$64,654	4.3%	$58,800	4.2%
Professional services	28,619	1.9%	28,849	2.1%
Rent and facilities expense	11,268	0.8%	10,626	0.8%
Office and administrative	2,221	0.1%	3,464	0.3%
Travel and related	904	0.1%	3,613	0.3%
Other	6,162	0.4%	7,883	0.5%

Total corporate expenses	$113,828	7.6%	$113,235	8.2%

Corporate expenses were $113.8 million, or 7.6% of revenue for the year ended January 1, 2021, as compared to $113.2 million, or 8.2% of revenue, the year ended December 28, 2019. The $0.6 million, or 0.5% increase in year over year corporate expenses resulted primarily from increased compensation and benefits, offset by decreases in travel and office expenses.

Our corporate expenses as a percentage of revenue decreased as a result of $1.2 million lower office and administrative costs, $2.7 million lower travel and related costs, and $1.7 million lower other corporate expenses, primarily due to the COVID-19 environment, which resulted in significantly reduced travel and office costs as a result of the emerging remote work environment. Travel and related costs also decreased following our termination of the 2019 Transaction in December 2019 and as we focused more on remote meetings and diligence to complete our acquisitions in fiscal year 2020.

Offsetting these decreases was a $5.9 million increase in compensation and benefits. Prior to the onset of COVID-19, we acted in January 2020 to reduce our corporate costs after terminating the 2019 Transaction in December 2019. We realized lower corporate compensation and benefits during fiscal year 2020 as a result of this action, net of severance and other incremental costs incurred as a result of these actions. Offsetting these corporate compensation and benefits savings were increased corporate costs as a result of the 2020 PDS Acquisitions and the 2020 HHH Acquisitions, increased corporate incentive costs and increased share-based compensation costs.

Goodwill Impairment

Goodwill impairment was $75.7 million and $0.0 million for fiscal years 2020 and 2019, respectively. We recognized a goodwill impairment charge in the second fiscal quarter of 2020 in connection with our decision to exit our ABA Therapy operations.

Depreciation and Amortization

Depreciation and amortization was $17.0 million for fiscal year 2020 compared to $14.3 million for fiscal year 2019, an increase of $2.7 million, or approximately 18.9%. The $2.7 million increase in depreciation and amortization in 2020 resulted from incremental capital expenditures in fiscal year 2019 that were in service for a full year in fiscal year 2020 as compared to a partial year in fiscal year 2019 and incremental depreciation and amortization associated with assets acquired in connection with the 2020 PDS Acquisitions and 2020 HHH Acquisitions.

Acquisition-related Costs

Acquisition-related costs were $9.6 million for fiscal year 2020 compared to $22.7 million for fiscal year 2019, a decrease of $13.1 million, or approximately 57.8%. The decrease was primarily attributable to the termination of the 2019 Transaction, for which we incurred $22.5 million of acquisition related costs in 2019 and no related costs in 2020. The $9.6 million acquisition related costs that we incurred during fiscal year 2020 were related to the 2020 PDS Acquisitions and 2020 HHH Acquisitions.

Other Operating Expenses

Other operating expenses were $0.9 million for fiscal year 2020 compared to $2.3 million for fiscal year 2019, a decrease of $1.4 million, or approximately 60.8%. The decrease was attributable to the recognition of $0.5 million in direct stimulus funds from state-sponsored programs under the CARES Act and a $1.0 million loss recorded in 2019 upon the divestiture of a business line acquired in connection with the Premier Acquisition, with no comparable losses in 2020.

Interest Expense, net of Interest Income

Interest expense, net of interest income approximated $82.6 million for fiscal year 2020 compared to $92.1 million for fiscal year 2019, a decrease of $9.5 million, or approximately 10.3%. With the onset of COVID-19 in March 2020, the interest rates applicable to our outstanding indebtedness decreased rapidly and have remained at lower levels, resulting in lower interest costs under our credit facilities. In addition, we fully repaid our Revolving Credit Facility in March 2020 resulting in lower interest costs incurred under our Revolving Credit Facility for fiscal year 2020 as compared to fiscal year 2019. In September 2020, we issued an additional $185.0 million in first lien debt to fund acquisition activities resulting in additional interest expense of $3.8 million in fiscal year 2020.

Loss on Debt Extinguishment

Loss on debt extinguishment was $0.1 million for fiscal year 2020 compared to $4.9 million for fiscal year 2019. We recognized a $4.9 million loss on extinguishment of debt in the fourth fiscal quarter of 2019 related to the redemption of senior secured notes issued in December 2019 in order to finance a portion of the 2019 Transaction, which we also redeemed in December 2019. Accordingly, the capitalized deferred financing costs associated with the senior secured notes were written off as debt extinguishment costs when we redeemed the senior secured notes. We recorded nominal adjustments to these write-offs during fiscal year 2020.

Other Income (Expense)

Other income was $34.5 million for fiscal year 2020, compared to other expense of $17.0 million for fiscal year 2019, an increase of $51.5 million. The primary driver of the change was a legal settlement in connection with an acquisition related matter in the first fiscal quarter of 2020. Other expense also includes the charges we record to state our interest rate derivatives at fair value, as well as the net settlements we incur with the counterparties under our interest rate swap agreements. Our valuation charges under our interest rate swaps decreased during 2020, and our net settlements increased. The increase in net settlements result from the decrease in LIBOR that occurred with the onset of COVID-19, which increased our payments to swap counterparties. Other expense was composed of the following in 2020 and 2019:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019
Valuation charge to state interest rate swaps at fair value	$(4,881)	$(12,151)
Net settlements incurred with swap counterparties	(10,457)	(4,395)
Proceeds from legal settlement associated with acquisition related matters	50,000	—
Other	(198)	(491)

Total other income (expense)	$34,464	$(17,037)

Income Taxes

We incurred income tax expense of $5.3 million in fiscal year 2020, as compared to income tax expense of $1.5 million in fiscal year 2019. This increase in tax expense was primarily driven by changes in state tax expense, uncertain tax positions as well as federal and state valuation allowances. On March 27, 2020, the CARES Act was enacted. The CARES Act includes multiple income tax provisions that impact our tax expense, such as relaxing limitations on the deductibility of interest, the deferral of the employer’s share of social security taxes to December 31, 2021 and December 31, 2022, and the use of net operating losses (“NOLs”) arising in taxable years beginning after December 31, 2017 but before January 1, 2021 that would have otherwise been limited to 80% of taxable income. We have accounted for the impact of the CARES Act in our fiscal year ended January 2, 2021. As of January 2, 2021, the Company had federal NOL carryforwards and state NOL carryforwards of $1.1 million and $161.1 million, respectively. Our federal and state NOL carryforwards will expire at various dates beginning in 2021, if not utilized. The Company also has indefinite carryforwards associated with disallowed business interest of $93.2 million as of January 2, 2021. Valuation allowances are recorded to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. As of January 2, 2021, our valuation allowance recorded against our deferred tax assets is $94.0 million.

Fiscal Year 2019 Compared to the Fiscal Year 2018

The following table summarizes our consolidated results of operations for the periods indicated:

	Fiscal Year 2019		Fiscal Year 2018
(dollars in thousands)	Amount	% of Revenue	Amount	% of Revenue	Change	% Change
Revenue	$1,384,065	100.0%	$1,253,673	100.0%	$130,392	10.4%
Cost of revenue	964,814	69.7%	859,351	68.5%	105,463	12.3%

Gross margin	419,251	30.3%	394,322	31.5%	24,929	6.3%
Branch and regional administrative expenses	227,762	16.5%	217,357	17.4%	10,405	4.8%

Field contribution	191,489	13.8%	176,965	14.1%	14,524	8.2%
Corporate expenses	113,235	8.2%	104,486	8.3%	8,749	8.4%
Depreciation and amortization	14,317	1.0%	11,938	1.0%	2,379	19.9%
Acquisition-related costs	22,661	1.6%	15,577	1.2%	7,084	45.5%
Other operating expenses	2,322	0.2%	5,931	0.5%	(3,609)	-60.8%

Operating (loss) income	38,954	2.8%	39,033	3.1%	(79)	-0.2%
Interest expense, net of interest income	(92,089)		(74,948)		(17,141)	22.9%
Loss on extinguishment of debt	(4,858)		—		(4,858)	N/A
Other income (expense)	(17,037)		(13,744)		(3,293)	24.0%
Income tax (expense) benefit	(1,486)		2,513		(3,999)	-159.1%

Net loss	$(76,516)		$(47,146)		$(29,370)	62.3%

The following table summarizes our consolidated key performance measures for the periods indicated:

(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Revenue	$1,384,065	$1,253,673	$130,392	10.4%
Cost of revenue, excluding depreciation and amortization	964,814	859,351	105,463	12.3%

Gross margin	$419,251	$394,322	$24,929	6.3%
Gross margin percentage	30.3%	31.5%	—
Branch and regional administrative expenses	$227,762	$217,357	$10,405	4.8%

Field contribution	$191,489	$176,965	$14,524	8.2%
Field contribution margin	13.8%	14.1%
Corporate Expenses	$113,235	$104,486	$8,749	8.4%
As a percentage of revenue	8.2%	8.3%
Operating Income	$38,954	$39,033	$(79)	-0.2%

The following table summarizes our key performance measures by segment for the periods indicated:

	PDS
(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Revenue	$1,254,117	$1,137,156	$116,961	10.3%
Cost of revenue	889,970	793,625	96,345	12.1%

Gross margin	$364,147	$343,531	$20,616	6.0%
Gross margin percentage	29.0%	30.2%	—	-1.2	%(4)
Volume	35,481	31,185	4,296	13.8%
Revenue rate (1)	$35.35	$36.46	$(1.11)	-3.5%
Cost of revenue rate (2)	$25.08	$25.45	$(0.37)	-1.7%
Spread rate (3)	$10.27	$11.01	$(0.74)	-7.8%

	HHH
(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Revenue	$17,071	$17,858	$(787)	-4.4%
Cost of revenue	11,077	11,811	(734)	-6.2%

Gross margin	$5,994	$6,047	$(53)	-0.9%
Gross margin percentage	35.1%	33.9%	—	1.2	%(4)

	MS
(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018	Change	% Change
Revenue	$112,877	$98,659	$14,218	14.4%
Cost of revenue	63,767	53,915	9,852	18.3%

Gross margin	$49,110	$44,744	$4,366	9.8%
Gross margin percentage	43.5%	45.4%	—	-1.9	%(4)
Volume	256	225	31	13.8%
Revenue rate (1)	$440.93	$438.48	$2.45	0.6%
Cost of revenue rate (2)	$249.09	$239.62	$9.47	4.5%
Spread rate (3)	$191.84	$198.86	$(7.02)	-4.0%

(1)	Represents the period over period change in revenue rate, plus the change in revenue rate attributable to the change in volume.

(2)	Represents the period over period change in cost of revenue rate, plus the change in cost of revenue rate attributable to the change in volume.
(3)	Represents the period over period change in spread rate, plus the change in spread rate attributable to the change in volume.
(4)	Represents the change in margin percentage year over year.

The following discussion of our results of operations should be read in conjunction with the foregoing tables summarizing our consolidated results of operations and key performance measures.

Summary Operating Results

Operating Income

Overall, our operating income approximated $39.0 million, or 2.8% of revenue, for fiscal year 2019, as compared to $39.0 million, or 3.1% of revenue, for fiscal year 2018. The primary driver of our reduced operating income as a percentage of revenue in fiscal year 2019 as compared to fiscal year 2018 was a 0.3% decrease in Field contribution margin as discussed below. In aggregate, our corporate expenses, depreciation and amortization, acquisition-related costs, and other operating expenses were unchanged as a percentage of revenue in fiscal year 2019 as compared to fiscal year 2018.

Net Loss

With operating income consistent on a year over year basis at approximately $39.0 million, the $29.4 million increase in net loss to $76.5 million for fiscal year 2019 from $47.1 million for fiscal year 2018 was driven by the following items:

•

a $17.1 million increase in interest expense, net, primarily related to a full year of interest expense in fiscal year 2019 on indebtedness under our First Lien First Amendment Term Loan (as defined below), which was issued in July 2018 in connection with the Premier Acquisition, as well as interest on our Delayed Draw Term Loan (as defined below), which was issued in February 2019;

•	$4.9 million of debt extinguishment costs incurred in fiscal year 2019 upon termination of the 2019 Transaction, whereas no such costs were incurred in fiscal year 2018;

•

$3.3 million of incremental other expense, which was primarily associated with higher net settlements we incurred with the counterparties under our interest rate swap agreements in 2019, in addition to increased non-cash charges to state our interest rate swaps at fair value; and

•	a $4.0 million increase in income tax expense.

Revenue

Revenue was $1,384.1 million for fiscal year 2019 as compared to $1,253.7 million for fiscal year 2018, an increase of $130.4 million, or 10.4%. This increase resulted from the following segment activity:

•	a $117.0 million, or 10.3%, increase in PDS revenue;

•	a $14.2 million, or 14.4%, increase in MS revenue; and

•	a $0.8 million, or 4.4%, decrease in HHH revenue.

Our PDS segment revenue growth of $117.0 million, or 10.3%, in fiscal year 2019 was attributable to volume growth of 13.8%, net of a decrease in revenue rate of approximately 3.5%.

A key driver of the 13.8% PDS volume increase in fiscal year 2019 was the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Volumes from our California PDS businesses (formerly Premier) increased 124.0% in fiscal year 2019 as compared to the six months included in fiscal year 2018. This volume growth resulted not only from a full year of results included in fiscal year 2019, but also strong organic California PDS volume growth due to the state of California’s strong support of our services and attendant positive market environment.

The 3.5% decrease in PDS revenue rate similarly resulted from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. The average revenue rates per hour in our California PDS businesses are significantly lower than the comparable rates in the balance of our PDS businesses across the country. Because our hourly revenue rates for our employer of record support services in California are lower than our private duty hourly revenue rates, the overall blended revenue rate in California is lower than the comparable rates in the balance of our PDS businesses across the country. Notwithstanding the overall decrease in PDS revenue rate due to the inclusion of a full year of our EOR business in our results, EOR revenue rates increased approximately 9.4% and revenue rate in the balance of our PDS businesses increased approximately 0.7% in fiscal year 2019 compared to fiscal 2018.

Our MS segment revenue growth of $14.2 million, or 14.4%, in fiscal year 2019 was attributable to 13.8% volume growth combined with an increase in revenue rate of approximately 0.6%. Our MS segment delivered strong organic growth in fiscal year 2019 as this business continued to expand in existing and growth markets.

Our HHH segment revenue decreased $0.8 million, or 4.4%, in fiscal year 2019 compared to fiscal year 2018 due to exiting certain low margin contracts.

Cost of Revenue, Excluding Depreciation and Amortization

Cost of revenue, excluding depreciation and amortization, was $964.8 million for fiscal year 2019 as compared to $859.4 million for fiscal year 2018, an increase of $105.5 million, or 12.3%. This increase resulted from the following segment activity:

•	a $96.3 million, or 12.1%, increase in PDS cost of revenue;

•	a $9.9 million, or 18.3%, increase in MS cost of revenue; and

•	a $0.7 million, or 6.2%, decrease in HHH cost of revenue.

The 12.1% increase in PDS cost of revenue in fiscal year 2019 resulted from the previously noted 13.8% growth in fiscal year 2019 PDS volumes, net of a 1.7% decrease in PDS cost of revenue rate. The 1.7% decrease in cost of revenue rate primarily resulted from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Our average cost of revenue rate in our California PDS businesses are significantly lower than the comparable rates in the balance of our PDS businesses across the country. Because our hourly cost of revenue rates for our employer of record support services in California are lower than our private duty hourly cost of revenue rates, the overall blended cost of revenue rates in California is lower than the comparable rates in the balance of our PDS businesses across the country.

The 18.3% increase in MS cost of revenue in fiscal year 2019 was driven by the previously noted 13.8% growth in MS volumes in fiscal year 2019, as well as a 4.5% increase in cost of revenue rate. The increase in cost of revenue rate was attributable to a one-time, $2.9 million benefit recognized in cost of revenue in fiscal year 2018 as a result of a favorable settlement with a supplier.

The 6.2% decrease in HHH cost of revenue in fiscal year 2019 was driven by the previously noted 4.4% decrease in HHH revenues from exiting certain low margin contracts.

Gross Margin and Gross Margin Percentage

Gross margin was $419.3 million, or 30.3% of revenue, for fiscal year 2019, as compared to $394.3 million, or 31.5% of revenue, for fiscal year 2018. Gross margin increased $24.9 million, or 6.3% in fiscal year 2019 as compared to fiscal year 2018. The 1.2% decrease in gross margin percentage in fiscal year 2019 resulted from the combined changes in our revenue rates and cost of revenue rates in each of our segments, which we refer to as the change in our spread rate, and the change in our gross margin in the HHH segment as follows:

•

a 7.8% decrease in PDS spread rate from $11.01 for fiscal year 2018 to $10.27 for fiscal year 2019, driven by the 3.5% decrease in PDS revenue rate, net of the 1.7% decrease in PDS cost of revenue rate;

•

a 4.0% decrease in MS spread rate from $198.86 for fiscal year 2018 to $191.84 for fiscal year 2019, driven by the 0.6% increase in MS revenue rate, net of the 4.5% increase in MS cost of revenue rate; and

•	a 1.2% increase in gross margin percentage in our HHH segment.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses were $227.8 million for fiscal year 2019 as compared to $217.4 million for fiscal year 2018, an increase of $10.4 million, or 4.8%.

The increase of $10.4 million was primarily due to $6.9 million resulting from the inclusion of a full year of Premier results in fiscal year 2019 as compared to the inclusion of only six months of Premier results in fiscal year 2018. Our branch and regional administrative expenses in our California PDS businesses were significantly lower as a percentage of revenue than the comparable costs in the rest of our PDS businesses across the country. Because the branch and regional administrative expenses associated with supporting our employer of record support services in California are lower than the branch and regional administrative expenses associated with supporting our private duty services in California, the overall blended branch and regional administrative expenses in California is lower than the comparable costs in the balance of our PDS businesses across the country.

The remaining $3.5 million increase from fiscal year 2018 to fiscal year 2019 resulted from incremental investments in branch and regional support operations to effectively operate in and prepare for an expected continuation of the growth environment in our MS segment.

Expressed as a percentage of revenue, the aforementioned segment activity resulted in total branch and regional administrative expenses decreasing by 0.9% to 16.5% in fiscal year 2019 from 17.4% in fiscal year 2018.

Field Contribution and Field Contribution Margin

Field contribution was $191.5 million, or 13.8% of revenue for fiscal year 2019 as compared to $177.0 million, or 14.1% of revenue for fiscal year 2018. Field contribution increased $14.5 million, or 8.2% for fiscal year 2019 as compared to fiscal year 2018. The 0.3% decrease in Field contribution margin in fiscal year 2019 resulted from the following combined changes:

•	the 1.2% reduction in gross margin percentage in fiscal year 2019 as compared to fiscal year 2018; and

•	the 0.9% decrease in branch and regional administrative expenses as a percentage of revenue in fiscal year 2019 as compared to fiscal year 2018.

Corporate Expenses

The primary components of our corporate expenses for fiscal year 2019 and fiscal year 2018 are as follows:

(dollars in thousands)	Fiscal Year 2019	% of Revenue	Fiscal Year 2018	% of Revenue
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . .	$1,384,065		$1,253,673

Corporate expense components:
Compensation and benefits . . . . . . . .	58,800	4.2%	56,100	4.5%
Professional services . . . . . . . . . . . . .	28,849	2.1%	27,993	2.2%
Rent and facilities expense . . . . . . . .	10,626	0.8%	8,764	0.7%
Office and administrative . . . . . . . . .	3,464	0.3%	2,538	0.2%
Travel and related . . . . . . . . . . . . . . .	3,613	0.3%	3,125	0.2%
Other . . . . . . . . . . . . . . . . . . . . . . . . .	7,883	0.5%	5,966	0.5%

Total corporate expenses . . . . . . . . . . . . .	$113,235	8.2%	$104,486	8.3%

Corporate expenses were $113.2 million, or 8.2% of revenue for fiscal year 2019, as compared to $104.5 million, or 8.3% of revenue, for fiscal year 2018. The $8.7 million, or 8.4% growth in year over year corporate expenses resulted primarily from an intentional increase in our corporate overhead footprint in fiscal year 2019 necessary to support the anticipated combination of Aveanna and the target companies under the 2019 Transaction. This increase was offset by a decrease in transitionary integration costs in fiscal year 2019, as we made further progress with our integration work related to the Formation and the Premier Acquisition, net of new integration costs incurred in connection with the 2019 Transaction.

Depreciation and Amortization

Depreciation and amortization was $14.3 million for fiscal year 2019 compared to $11.9 million for fiscal year 2018, an increase of $2.4 million, or 19.9%. The $2.4 million increase in depreciation and amortization in fiscal year 2019 resulted from incremental capital expenditures in fiscal year 2018 that were in service for a full year in fiscal year 2019 as compared to a partial year in fiscal year 2018.

Acquisition-related Costs

Acquisition-related costs were $22.7 million for fiscal year 2019 compared to $15.6 million for fiscal year 2018, an increase of $7.1 million, or 45.5%. Approximately $22.5 million of our acquisition-related costs in the fiscal year 2019 related to the 2019 Transaction. Approximately $6.9 million of our acquisition-related costs in fiscal year 2018 related to the Premier Acquisition, and $8.7 million related to the 2019 Transaction, which we incurred in the fourth fiscal quarter of 2018.

Other Operating Expenses

Other operating expenses were $2.3 million for fiscal year 2019 as compared to $5.9 million in fiscal year 2018, a decrease of $3.6 million, or 60.8%. The decrease was primarily attributable to a $4.4 million charge recorded in fiscal year 2018 to reflect the earn-out component of the consideration for the Premier Acquisition at fair value, net of certain other items in fiscal year 2018. We incurred no such earn-out charges in fiscal year 2019.

Interest Expense, net of Interest Income

Our interest expense approximated $92.3 million for fiscal year 2019, as compared to $75.5 million for fiscal year 2018, representing a 22.2% increase. The increase in interest expense was primarily driven by the First Lien First Amendment Term Loan, which we entered into in connection with the Premier Acquisition.

$171.0 million of the First Lien First Amendment Term Loan was incurred in July 2018, and the $50.0 million Delayed Draw Term Loan was drawn in February 2019. As a result, we incurred approximately $10.1 million higher interest expense on the First Lien Term Facility (as defined below) in fiscal year 2019 as compared to fiscal year 2018. Additionally, in fiscal year 2019, we incurred $2.3 million of interest expense related to senior secured notes that we issued in order to finance a portion of the 2019 Transaction, which we ultimately redeemed in full following termination of the 2019 Transaction in December 2019. We also incurred $1.3 million higher amortization of deferred financing costs in fiscal year 2019 as compared to fiscal year 2018, as a result of financing costs that we incurred to enter into the First Lien First Amendment Term Loan.

Loss on Debt Extinguishment

The $4.9 million loss on extinguishment of debt in fiscal year 2019 related to the aforementioned senior secured notes we issued in December 2019 in order to finance a portion of the 2019 Transaction, which we also redeemed in December 2019. Accordingly, the capitalized deferred financing costs associated with the senior secured notes were written off as debt extinguishment costs when we redeemed the senior secured notes.

Other Expense

Other expense increased from $13.7 million for fiscal year 2018 to $17.0 million for fiscal year 2019. Other expense primarily included the charges we recorded to state our interest rate derivatives at fair value, as well as the net settlements we incurred with the counterparties under our interest rate swap agreements. Other expense was composed of the following in fiscal year 2019 and fiscal year 2018, respectively.

(dollars in thousands)	Fiscal Year 2019	Fiscal Year 2018
Valuation charge to state interest rate swaps at fair value	$(12,151)	$(11,832)
Net settlements incurred with swap counterparties	(4,395)	(668)
Other	(491)	(1,244)

Total other expense	$(17,037)	$(13,744)

Income Taxes

We incurred income tax expense of $1.5 million in fiscal year 2019, as compared to an income tax benefit of $2.5 million in fiscal year 2018. This increase in expense was primarily driven by an increase in state tax expense partially offset by the release of state valuation allowances. As a result of utilization of our historical net losses, we did not incur federal income taxes of any significance in fiscal year 2018 or fiscal year 2019. However, we incurred certain state income taxes. As of December 28, 2019, the Company had federal NOL carryforwards and state NOL carryforwards of $21.1 million and $117.7 million, respectively. Federal and state NOL carryforwards will expire at various dates beginning in 2021, if not utilized. The Company also had indefinite carryforwards associated with the disallowed business interest of $127.8 million as of the end of fiscal year 2019. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Non-GAAP Financial Measures

In addition to our results of operations prepared in accordance with GAAP, which we have discussed above, we also evaluate our financial performance using EBITDA, Adjusted EBITDA, Field contribution and Field contribution margin.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as net income (loss). Rather, we present

EBITDA and Adjusted EBITDA as supplemental measures of our performance. We define EBITDA as net income (loss) before interest expense, net; income tax (expense) benefit; and depreciation and amortization. We define Adjusted EBITDA as EBITDA, adjusted for the impact of certain other items that are either non-recurring, infrequent, non-cash, unusual, or items deemed by management to not be indicative of the performance of our core operations, including impairments of goodwill, intangible assets, and other long-lived assets; non-cash, share-based compensation; sponsor fees; loss on extinguishment of debt; fees related to debt modifications; the effect of interest rate derivatives; acquisition-related and integration costs; legal costs and settlements associated with acquisition matters; the discontinuation of our ABA Therapy services; non-acquisition related legal settlements; and other system transition costs, professional fees and other costs. As non-GAAP financial measures, our computations of EBITDA and Adjusted EBITDA may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis if this measure impracticable.

Management believes our computations of EBITDA and Adjusted EBITDA are helpful in highlighting trends in our core operating performance. In determining which adjustments are made to arrive at EBITDA and Adjusted EBITDA, management considers both (1) certain non-recurring, infrequent, non-cash or unusual items, which can vary significantly from year to year, as well as (2) certain other items that may be recurring, frequent, or settled in cash but which management does not believe are indicative of our core operating performance. We use EBITDA and Adjusted EBITDA to assess operating performance and make business decisions.

We have incurred substantial acquisition-related costs and integration costs in fiscal years 2019 and 2018. The underlying acquisition activities take place over a defined timeframe, have distinct project timelines and are incremental to activities and costs that arise in the ordinary course of our business. Therefore, we believe it is important to exclude these costs from our Adjusted EBITDA because it provides management a normalized view of our core, ongoing operations after integrating our acquired companies, which is an important measure in assessing our performance.

Given our determination of adjustments in arriving at our computations of EBITDA and Adjusted EBITDA, these non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

The following table reconciles net loss to EBITDA and Adjusted EBITDA:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Net income (loss)	$(57,050)	$(76,516)	$(47,146)
Interest expense, net	82,638	92,089	74,948
Income taxes	5,316	1,486	(2,513)
Depreciation and amortization	17,027	14,317	11,938

EBITDA	47,931	31,376	37,227
Goodwill, intangible and other long-lived asset impairment	77,570	1,936	1,681
Non-cash share-based compensation	3,275	1,948	2,118
Sponsor fees (1)	3,229	3,230	3,177
Loss on extinguishment of debt	73	4,858	—
Fees related to debt modifications	4,265	—	—
Interest rate derivatives (2)	15,338	16,546	12,592
Acquisition-related costs and other costs (3)	12,049	28,482	19,977
Integration costs (4)	8,601	17,200	23,659
Legal costs and settlements associated with acquisition matters (5)	(45,180)	3,783	3,575
COVID-related costs, net of reimbursement (6)	15,815	—	—
ABA exited operations (7)	4,495	1,949	(412)
Non-acquisition related legal settlements (8)	—	850	(2,918)
Other system transition costs, professional fees and other (9)	4,954	1,164	467

Total Adjustments (10)	$104,484	$81,946	$63,916

Adjusted EBITDA	$152,415	$113,322	$101,143

(1)

Represents annual management fees payable to our Sponsors under our Management Agreement (as defined in the section titled “Certain Relationships and Related Party Transactions”). This Management Agreement will be terminated upon completion of our initial public offering.

(2)	Represents costs associated with interest rate derivatives not included in interest expense.
(3)

Represents (i) transaction costs incurred in connection with planned, completed, or terminated acquisitions, which include investment banking fees, legal diligence and related documentation costs, and finance and accounting diligence and documentation, as presented on the Company’s consolidated statement of operations, of $9.6 million for the year ended January 2, 2021, $22.7 million for the year ended December 28, 2019 and $15.6 million for the year ended December 29, 2018, (ii) corporate salary and severance costs in connection with our January 2020 corporate restructuring in response to the terminated 2019 Transaction of $2.5 million for the year ended January 2, 2021 and $5.8 million for the year ended December 28, 2019, and (iii) a $4.4 million fair value adjustment for contingent consideration related to the Premier acquisition for the year ended December 29, 2018.

(4)

Represents (i) costs associated with our Integration Management Office, which focuses solely on our integration efforts, of $3.4 million for the year ended January 2, 2021, $3.4 million for the year ended December 28, 2019 and $1.8 million for the year ended December 29, 2018 and (ii) transitionary costs incurred to integrate acquired companies into Aveanna’s field and corporate operations of $5.2 million for the year ended January 2, 2021, $13.8 million for the year ended December 28, 2019 and $21.9 million for the year ended December 29, 2018. Transitionary costs incurred to integrate acquired companies include IT consulting costs and related integration support costs; salary, severance and retention costs associated with duplicative acquired company personnel until such personnel are exited from Aveanna; accounting, legal and consulting costs; expenses and impairments related to the closure and consolidation of overlapping markets of acquired companies, including lease termination and relocation costs; and one-time costs associated with rebranding our acquired companies and locations to the Aveanna brand.

(5)

Represents legal and forensic costs, as well as settlements associated with resolving legal matters arising during or as a result of our acquisition related activity. This includes costs associated with pursuing certain claims in connection with the Formation, as well as a settlement received pertaining to such matter in fiscal year 2020. It also includes, among other amounts, costs of $3.0 million and $1.1 million for the years ended January 2, 2021 and December 28, 2019, respectively, to comply with the U.S. Department of Justice, Antitrust Division’s grand jury subpoena related to nurse wages and hiring activities in certain of our markets, which arose as a result of the 2019 Transaction.
(6)

Represents costs incurred as a result of the COVID-19 environment, primarily including, but not limited to (i) relief and hero pay provided to our caregivers and other incremental compensation costs (ii) incremental PPE costs, (iii) salary, severance and lease termination costs associated with workforce reductions necessitated by COVID-19 and (iv) costs of remote workforce enablement, all of which approximated $20.7 million for the year ended January 2, 2021, net of temporary reimbursement rate increases provided by certain state Medicaid and Medicaid Managed Care programs which approximated $4.3 million for the ended January 2, 2021, as well as stimulus payments received from Pennsylvania DHS to replace lost revenue, which approximated $0.5 million for the year ended January 2, 2021.

(7)

Represents the results of operations for the periods indicated related to the ABA Therapy services business that we exited as a result of the COVID-19 environment, as well as one-time costs incurred in connection with exiting the ABA Therapy services business.

(8)

Represents legal settlements not associated with acquisition-related matters. The $2.9 million gain for the year ended December 29, 2018 is related to a favorable settlement reached with a MS supplier.

(9)

Represents (i) costs associated with the implementation of, and transition to, new electronic medical record systems, billing, collection and payroll systems, business intelligence systems, duplicative system costs while such transformational projects are in-process, and other system transition costs of $2.7 million for the year ended January 2, 2021, $0.1 million for the year ended December 28, 2019 and $0.0 for the year ended December 29, 2018; and (ii) professional fees associated with preparation for Sarbanes-Oxley compliance and other advisory fees associated with preparation for our initial public equity offering, professional fees associated with preparation for a bond offering to finance the terminated 2019 Transaction, and advisory costs associated with the adoption of new accounting standards, such as ASC 606 and ASC 842, of $2.2 million for the year ended January 2, 2021, $1.0 million for the year ended December 28, 2019 and $0.5 million for the year ended December 29, 2018.

(10)

The table below reflects the increase or decrease and aggregate impact, to the line items included on our statement of operations based upon the adjustments used in arriving at Adjusted EBITDA from EBITDA:

	Impact to Adjusted EBITDA
(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Revenue	$(11,256)	$(20,850)	$(24,437)
Cost of revenue, excluding depreciation and amortization	19,731	15,483	12,217
Branch and regional administrative expenses	12,153	10,483	11,872
Corporate expenses	31,971	30,829	30,106
Goodwill impairment	75,727	—	—
Acquisition-related costs	9,564	22,661	15,577
Other operating expense	910	1,291	5,931
Loss on debt extinguishment	73	4,858	—
Other income (expense)	(34,389)	17,191	12,650

Total adjustments	$104,484	$81,946	$63,916

Field contribution and Field contribution margin

Field contribution and Field contribution margin are non-GAAP financial measures and are not intended to replace financial performance measures determined in accordance with GAAP, such as operating income (loss). Rather, we present Field contribution and Field contribution margin as supplemental measures of our performance. We define Field contribution as operating income (loss) prior to corporate expenses and other non-field related costs, including depreciation and amortization, acquisition-related costs, and other operating expenses. Field contribution margin is Field contribution as a percentage of revenue. As non-GAAP financial measures, our computations of Field contribution and Field contribution margin may vary from similarly termed non-GAAP financial measures used by other companies, making comparisons with other companies on the basis of these measures impracticable.

Field contribution and Field contribution margin have limitations as analytical tools and should not be considered in isolation or as substitutes or alternatives to net income or loss, revenue, operating income or loss, cash flows from operating activities, total indebtedness or any other financial measures calculated in accordance with GAAP.

Management believes Field contribution and Field contribution margin are helpful in highlighting trends in our core operating performance and evaluating trends in our branch and regional results, which can vary from year to year. We use Field contribution and Field contribution margin to make business decisions and assess the operating performance and results delivered by our core field operations, prior to corporate and other costs not directly related to our field operations. These metrics are also important because they guide us in determining whether or not our branch and regional administrative expenses are appropriately sized to support our caregivers and direct patient care operations. Additionally, Field contribution and Field contribution margin determine how effective we are in managing our field supervisory and administrative costs associated with supporting our provision of services and sale of products.

The following table reconciles Operating income to Field contribution and Field contribution margin:

(dollars in thousands)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Operating income (loss)	$(3,487)	$38,954	$39,033
Other operating expense	910	2,322	5,931
Acquisition-related costs	9,564	22,661	15,577
Depreciation and amortization	17,027	14,317	11,938
Goodwill impairment	75,727	—	—
Corporate expenses	113,828	113,235	104,486

Field contribution	$213,569	$191,489	$176,965
Revenue	$1,495,105	$1,384,065	$1,253,673
Field contribution margin	14.3%	13.8%	14.1%

Liquidity and Capital Resources

Overview

Our principal sources of cash have historically been from operating activities. Our principal source of liquidity in excess of cash from operating activities has historically been from proceeds from our debt facilities and issuances of common stock. Our principal uses of cash and liquidity have historically been for acquisitions, debt service requirements and financing of working capital. As permitted by the CARES Act, we deferred payment of approximately $46.8 million of payroll taxes as of January 2, 2021, which increased our net cash provided by operating activities and available cash on hand. Certain of the companies we acquired in 2020 had also deferred payroll taxes of approximately $2.8 million in the aggregate as of January 2, 2021. As of January 2, 2021, we have deferred payroll taxes totaling approximately $49.6 million. These deferred payroll taxes will require payments to the Internal Revenue Service of 50% on December 31, 2021 and 50% on December 31, 2022. We believe that our operating cash flows, available cash on hand, and availability under current and future credit facilities will be sufficient to meet our cash requirements for the next twelve months and beyond. Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations. We cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness, which will increase our vulnerability to general adverse economic and industry conditions and may limit our ability to pursue strategic alternatives and react to changes in our business and industry or pay dividends.”

We evaluate our liquidity based upon the availability we have under our credit facilities in addition to the net cash (used in) or provided by operating, investing and financing activities. Specifically, we review the activity under the Revolving Credit Facility (as defined below) and consider period end balances outstanding under the Revolving Credit Facility. Based upon the outstanding borrowings and letters of credit under the Revolving Credit Facility, we calculate the availability for incremental borrowings under the Revolving Credit Facility. Such amount, in addition to cash on our balance sheet, is what we consider to be our “Total Liquidity.”

The following table provides a calculation of our Total Liquidity for fiscal years 2020, 2019 and 2018 respectively:

	Fiscal Year
(dollars in thousands)	2020	2019	2018
Revolving Credit Facility Rollforward
Beginning Revolving Credit Facility balance	$31,500	$—	$—
Draws	14,000	50,000	15,000
Repayments	(45,500)	(18,500)	(15,000)

Ending Revolving Credit Facility balance	$—	$31,500	$—

Calculation of Revolving Credit Facility availability
Revolving Credit Facility limit	$75,000	$75,000	$75,000
Less: outstanding Revolving Credit Facility balance	—	(31,500)	—
Less: outstanding letters of credit	(19,817)	(19,718)	(21,762)

End of period Revolving Credit Facility availability	55,183	23,782	53,238
End of period cash balance	137,345	3,327	8,001

Total Liquidity, end of period	$192,528	$27,109	$61,239

Cash Flow Activity

The following table sets forth a summary of our cash flows from operating, investing, and financing activities for the periods presented:

	Fiscal Year
(dollars in thousands)	2020	2019	2018
Net cash (used in) provided by operating activities	$116,618	$(8,714)	$21,596
Net cash used in investing activities	$(193,544)	$(17,824)	$(229,547)
Net cash provided by financing activities	$210,944	$21,864	$204,153

Operating Activities

Net cash provided by operating activities increased by $125.3 million, from $8.7 million net cash used for fiscal year 2019, to $116.6 million net cash provided for fiscal year 2020. The increase was primarily due to three items, beginning with an improvement in our core results of operations in 2020. Those items were:

•	our operating income, excluding the effect of the $75.7 million non-cash charge we recorded in fiscal 2020 for goodwill impairment, increased by $33.3 million in fiscal 2020 as compared to 2019;

•	we realized cash benefits from the deferral of payment of $46.8 million in social security payroll taxes in 2020 as permitted by the CARES Act; and

•	we received a $50.0 million settlement payment in 2020 related to an acquisition-related legal matter.

These items were the primary drivers of the 2020 increase in net cash provided by operating activities.

Net cash provided by operating activities decreased by $30.3 million, from $21.6 million net cash provided for fiscal year 2018, to $8.7 million net cash used for fiscal year 2019. The decrease was primarily due to a $30.0 million increase in cash paid for interest in fiscal year 2019.

Investing Activities

Net cash used in investing activities was $193.5 million in fiscal year 2020, as compared to $17.8 million in fiscal year 2019. The significant increase in 2020 was related to acquisition activity. We paid an aggregate of $178.3 million, net of cash acquired for the 2020 PDS Acquisitions and the 2020 HHH Acquisitions. There were no acquisitions in 2019. Together with fiscal year 2020 purchases of property and equipment of $15.2 million, fiscal year 2020 net cash used in investing activities was $193.5 million.

Net cash used in investing activities was $17.8 million in fiscal year 2019, as compared to $229.5 million in fiscal year 2018. The significant decrease in 2019 net cash used in investing activities results from the acquisition of Premier on July 1, 2018. Cash used for the Premier Acquisition in fiscal year 2018, net of cash acquired was $210.0 million. Together with fiscal year 2018 purchases of property and equipment of $19.6 million, fiscal year 2018 net cash used in investing activities was $229.5 million. In fiscal year 2019, there were no significant acquisitions or other significant investing activities. The primary driver of the $17.8 million of fiscal year 2019 net cash used in investing activities was $16.6 million of purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was $210.9 million in fiscal 2020, primarily attributable to $177.6 million of proceeds from the issuance of the First Lien Fourth Amendment Term Loan, net of amounts paid for debt issuance costs. We also received $50.0 million of proceeds from the issuance of shares of common stock to the Sponsor Affiliates, and $29.4 million of proceeds from government stimulus funds, partially offset by $31.5 million of net repayments under the Revolving Credit Facility, $11.7 million of principal payments of long-term obligations under the First Lien Facilities (as defined below) and payment of $2.1 million of deferred offering costs.

For fiscal year 2019, net cash provided by financing activities was $21.9 million, primarily attributable to $50.0 million of proceeds from the issuance of the Delayed Draw Term Loan in connection with the Premier Acquisition in order to fund the payment of contingent consideration, $31.5 million of net borrowings under the Revolving Credit Facility, partially offset by $12.6 million of principal payments of long-term obligations under the First Lien Facilities (as defined below) and a $45.6 million payment of contingent consideration related to the Premier Acquisition.

For fiscal year 2018, net cash provided by financing activities was $204.2 million primarily attributable to $156.5 million of proceeds from the issuance of long-term obligations under the First Lien First Amendment

Term Loan and $54.4 million of proceeds from the issuance of shares of common stock to the Sponsor Affiliates, partially offset by $6.8 million of principal payments of long-term obligations.

(dollars in thousands)	Long-term obligations and note payable				Interest Expense
Instrument	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018	Interest Rate (1)	Fiscal Year 2020	Fiscal Year 2019	Fiscal Year 2018
Initial First Lien Term Loan	$563,061	$568,913	$576,225	L + 4.25%	$31,636	$37,966	$36,463
First Lien First Amendment Term Loans	217,133	219,342	171,000	L + 5.50%	15,012	16,737	6,675
First Lien Fourth Amendment Term Loan	184,538	—	—	L + 6.25%	3,837	—	—
Second Lien Term Facility	240,000	240,000	240,000	L + 8.00%	22,672	25,014	24,255
Senior Secured Notes Associated with Terminated Acquisition	—	—	—	9.75%	—	2,275	—
Revolving Credit Facility	—	31,500	—	L + 4.25%	779	1,755	342
Amortization of Deferred Financing Costs	—	—	—		7,534	6,724	5,379
Other	2,872	2,027	2,700	2.07%	1,513	1,825	2,428

Total	$1,207,604	$1,061,782	$989,925		$82,983	$92,296	$75,542

Less: unamortized deferred financing costs	(31,332)	(34,136)	(37,486)

Total long-term obligations, net of unamortized deferred financing costs	1,176,272	1,027,646	952,439

Weighted Average Interest Rate	6.5%	7.1%	7.7%

Purchases of Property and Equipment (“Capital Expenditures” or “Capex”)

We manage our Capex based upon a percentage of revenue. Our Capex expressed as a percentage of revenue was as follows for the periods presented:

•	$15.2 million, or 1.0% of revenue in fiscal year 2020;

•	$16.6 million, or 1.2% of revenue in fiscal year 2019; and

•	$19.6 million, or 1.6% of revenue in fiscal year 2018.

Our Capex in fiscal year 2018 included $9.4 million of one-time capex we incurred in connection with completing the integration of the Formation and the Premier acquisition. Our Capex in fiscal year 2019 included $2.2 million of one-time capex we incurred in connection with preparing for the 2019 Transaction that we ultimately terminated in December 2019. Our Capex in fiscal year 2020 did not include any one-time capex.

Indebtedness

We typically incur debt to finance mergers and acquisitions, and we borrow under our Revolving Credit Facility from time to time for working capital purposes, as well as to finance acquisitions, as needed. Below is a summary of our long-term indebtedness obligations as of the end of fiscal years 2020, 2019, and 2018.

(1)	Our variable rate debt instruments accrue interest at a rate equal to the LIBOR rate (subject to a minimum of 1.0%), plus an applicable margin.

Aveanna was in compliance with all covenants related to existing loan facilities as of each of the end of fiscal year 2020, the end of fiscal year 2019 and the end of fiscal year 2018. See also “Description of Certain Indebtedness.”

On March 16, 2017, we entered into that certain First Lien Credit Agreement, dated as of March 16, 2017 (as amended by the Joinder Agreement and Amendment, dated as of July 1, 2018 (the “First Amendment”), that certain Second Amendment, dated as of March 19, 2020 (the “Second Amendment”), that certain Third Amendment, dated as of April 1, 2020 (the “Third Amendment”), that certain Second Joinder Agreement and Fourth Amendment, dated as of September 21, 2020 (the “Fourth Amendment”) and as may be further amended, restated, supplemented, waived or otherwise modified from time to time (the “First Lien Credit Agreement”), with Barclays Bank PLC, as administrative agent, the collateral agent, a letter of credit issuer and the swingline lender, and the lenders and other agents party thereto from time to time (in such capacity, the “First Lien Lenders”), which provides for (i) a senior secured first lien term loan facility (the “First Lien Term Facility”) in an aggregate principal amount of $991.0 million (comprised of (A) $585.0 million of initial term loans (the “Initial First Lien Term Loan”), (B) $171.0 million of additional term loans incurred pursuant to the First Amendment (the “First Lien First Amendment Term Loan”), (C) $50.0 million of delayed draw term loans (the “Delayed Draw Term Loan” and, together with the First Lien First Amendment Term Loan, the “First Lien First Amendment Term Loans”) incurred pursuant to the First Amendment and drawn down in full on February 28, 2019 and (D) $185.0 million of additional term loans incurred pursuant to the Fourth Amendment (the “First Lien Fourth Amendment Term Loan”)) and (ii) a senior secured revolving credit facility (the “Revolving Credit Facility” and together with the First Lien Term Facility, the “First Lien Facilities” and together with the Second Lien Term Facility (as defined below), the “Senior Secured Credit Facilities”) in an aggregate principal amount equal to $75.0 million (including revolving loans, swingline loans and letters of credit). The First Lien Facilities also permit the Borrower (as defined below) to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans. The proceeds from the First Lien First Amendment Term Loan were used to fund the Premier Acquisition and the proceeds from the Delayed Draw Term Loan were used to fund a contingent earnout payment in connection with the Premier Acquisition. The Borrower entered into the Second Amendment to permit the Company to retain for business operations a representations and warranties insurance claim totaling $50.0 million related to the Formation. The Borrower entered into the Third Amendment to increase the letter of credit commitment limit under the Revolving Credit Facility from $20.0 million to $30.0 million. The proceeds from the First Lien Fourth Amendment Term Loan were principally used to fund the 2020 PDS Acquisitions and the acquisition of Five Points Healthcare, LLC.

Concurrently with the entry into the First Lien Facilities, we and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), entered into that certain Second Lien Credit Agreement, dated as of March 16, 2017 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Senior Secured Credit Agreements”) with Royal Bank of Canada, as administrative agent and collateral agent, and the lenders and other agents party thereto from time to time (in such capacity, the “Second Lien Lenders”), which provides for a senior secured second lien term loan facility (the “Second Lien Term Facility”) in an original aggregate principal amount of $240.0 million. The Second Lien Term Facility also permits the Borrower to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with specified leverage ratios for the unlimited incurrence of such incremental loans.

For the First Lien Term Facility and the Second Lien Term Facility, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR, prime or federal funds rate (“Annual Base Rate” or “ABR”) for the interest period relevant to such borrowing, plus an applicable margin. The Initial First Lien Term Loan currently accrues interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.00%), plus 4.25%. As of January 2, 2021, the effective interest rate of the First Lien Term Facility was 5.25% per annum. The First Lien First Amendment Term Loans currently accrue interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 5.50%. As of January 2, 2021, the interest rate of the First Lien First Amendment Term Loans was 6.50% per annum. The First Lien Fourth Amendment Term Loans currently accrue interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 6.25%. As of January 2, 2021, the interest rate of the First Lien Fourth Amendment Term Loans was 7.25% per annum. The principal amount of each loan in the First Lien Term Facility requires quarterly principal payments of 0.25% until March 16, 2024, the final maturity date. The First Lien Term Facility is secured by substantially all of the assets of Aveanna. The Second Lien Term Facility currently accrues interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.0%), plus 8.00%. As of January 2, 2021, the interest rate was 9.00% per annum. The Second Lien Term Facility requires lump sum payment upon the maturity date of March 16, 2025.

Under the Revolving Credit Facility, we can elect, at our option, the applicable interest rate for borrowings classified as revolving loans using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Revolving Credit Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus the applicable margin (initially 4.25%), with minimum LIBOR per annum of 1.00%. Outstanding borrowings under the Revolving Credit Facility currently accrue interest at a rate equal to the 30-day LIBOR (subject to a minimum of 1.00%) plus 4.25%, which was 5.25% on January 2, 2021. There were no borrowings outstanding as of January 2, 2021. The Revolving Credit Facility has a maturity date of March 16, 2022, with no scheduled payments due until maturity, except monthly interest payments.

On March 11, 2021, the Company amended the Revolving Credit Facility to increase the maximum availability to $200.0 million, subject to the occurrence of an initial public offering prior to December 31, 2021. The amendment also extended the maturity date to March 2023; provided that upon the occurrence of an initial public offering, the maturity date will become the date that is five years after the consummation of such initial public offering; provided further that if the Company fails to refinance its term loans under the Senior Secured Credit Facilities by December 2023, the Revolving Credit Facility’s maturity date will become December 2023.

In July 2017, the U.K. Financial Conduct Authority, the regulator of the LIBOR, indicated that it will no longer require banks to submit rates to the LIBOR administrator after 2021 (“LIBOR Phaseout”). This announcement signaled that the calculation of LIBOR and its continued use could not be guaranteed after 2021 and the anticipated cessation date is June 30, 2023. A change away from LIBOR may impact our Senior Secured Credit Facilities. We continue to monitor developments related to the LIBOR transition and/or identification of an alternative, market-accepted rate. The impact related to any changes cannot be predicted at this time.

Refinancing

We expect to use the net proceeds from this offering to repay indebtedness under our Credit Facilities, which will reduce our cost of capital and debt service obligations. For more information, please see “Use of Proceeds.”

Commitments and Contractual Obligations

The following table provides a summary of our commitments and contractual obligations for debt, minimum lease payment obligations under non-cancelable leases, and other obligations as of January 2, 2021.

	Payments due by period
(dollars in thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations (1)	$1,207,604	$12,782	$19,820	$1,175,002	$—
Interest on long-term debt (1)	274,563	79,342	156,909	38,312	—
Operating leases	66,649	16,044	24,647	13,279	12,679
Financing leases (2)	2,263	768	1,495	—	—

Total (3)	$1,551,079	$108,936	$202,871	$1,226,593	$12,679

(1)

Represents principal and interest payments under the First Lien Term Facility and Second Lien Term Facility. Total interest payments associated with these borrowings are estimated based on the interest rate of 1.00%, the minimum LIBOR per annum, plus the applicable margin of the respective facility, both of which are floating rate instruments.

(2)	Includes imputed interest payments.
(3)

As of January 2, 2021, we had liabilities for unrecognized tax benefits of $6.2 million and related interest and penalties of $0.7 million. As of January 2, 2021, we cannot reasonably estimate the future period or periods of cash settlement of these liabilities.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. We do enter into operating lease commitments and letters of credit in the normal course of our operations.

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with GAAP, we must use estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures and the reported amounts of revenue and expenses. In general, our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

We consider our critical accounting policies to be those that involve significant judgments and uncertainties and may potentially result in materially different results under different assumptions and conditions. See Note 2 to our audited financial statements included elsewhere in this prospectus for a summary of all of our significant accounting policies.

Patient Accounts Receivable

Our patient accounts receivable is reported net of estimated explicit and implicit price concession to reflect the estimated consideration we expect to ultimately collect. These receivables are uncollateralized and consist of amounts due from the following sources: (i) state governments under their respective Medicaid programs (“Medicaid”), (ii) Managed Care providers of state government Medicaid programs (“Medicaid MCO”), (iii) commercial insurers, (iv) other government programs including Medicare and Tricare (“Medicare”), and (v) individual patients. We believe the collectability risk associated with our Medicaid accounts, which represented 16.1%, 31.7%, and 35.1% of our patient accounts receivable as of the end of fiscal years 2020, 2019, and 2018, respectively, is limited due to our historical collection rates from the related payers and the fact that the U.S. government is the payer. Similarly, we believe the collectability risk associated with our Medicaid MCO accounts, which represented 53.0%, 38.9% and 35.5% of our patient accounts receivable as of the end of fiscal years 2020, 2019, and 2018, respectively, is limited due to our historical collection rates from the related payers and the fact that the U.S. government is the payer. As of January 2, 2021 and December 28, 2019, there is no other single payer that accounts for more than 10% of our total outstanding patient accounts receivable. Thus, we believe there are no other significant concentrations of receivables that would subject us to any significant credit risk in the collection of our patient accounts receivable. Changes in general economic conditions, patient accounting service center operations, payer mix, or federal or state governmental health care coverage could affect our collection of patient accounts receivable, cash flows and results of operations. See “Risk Factors—Risks Related to our Business and Industry” and “Risk Factors—Risks Related to Our Regulatory Framework.” At January 2, 2021 and December 28, 2019, estimated explicit and implicit price concessions of $55.4 million and $44.3 million, respectively, had been recorded as reductions to accounts receivable balances to enable the Company to record revenues and accounts receivable at the estimated amounts the Company expected to collect.

Business Combinations

We account for acquisitions of entities that qualify as business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations. In determining whether an acquisition should be accounted for as a business combination or asset acquisition, we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. Under the acquisition method of accounting, the total consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill.

In determining the fair value of assets acquired and liabilities assumed in a business combination, we primarily use an income approach to estimate the value of tradenames acquired and a cost approach to estimate the value of licenses acquired. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as base revenue, revenue growth rate, projected EBITDA margin, discount rates, rates of increase in operating expenses, and the future effective income tax rates. The cost approach utilizes projected cash outflows and includes significant assumptions such as projected facility costs, projected administrative costs and estimates of the time and effort to acquire a license. The valuations of our significant acquired companies have been performed by a third-party valuation specialist under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed is based on reasonable assumptions and estimates that marketplace participants would use. However, such assumptions are inherently uncertain and actual results could differ from those estimates. Future changes in our assumptions or the interrelationship of those assumptions may result in purchase price allocations that are different than those recorded in recent years.

Acquisitions related costs are not considered part of the consideration paid and are expensed as operating expenses as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the contingency is resolved and settlement occurs. Subsequent adjustments to contingent considerations are recorded in our consolidated statements of operations. We include the results of operations of the businesses acquired as of the beginning of the acquisition dates.

Goodwill

We perform an impairment test for goodwill and indefinite-lived intangible assets at least annually or more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We perform our annual goodwill impairment test on the first day of the fourth quarter of each fiscal year for each of our reporting units. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The impairment test is a single-step process. The process requires us to estimate and compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, the goodwill is not considered impaired. To the extent a reporting unit’s carrying amount exceeds its fair value, the reporting unit’s goodwill is deemed impaired, and an impairment charge is recognized based on the excess of a reporting unit’s carrying amount over its fair value.

A reporting unit is either an operating segment or one level below the operating segment, referred to as a component. When the components within our operating segments have similar economic characteristics, we aggregate the components of our operating segments into one reporting unit. Since quoted market prices for our reporting units are not available, we apply judgment in determining the fair value of these reporting units for purposes of performing the goodwill impairment test. For both interim and annual goodwill impairment tests, we engage a third-party valuation firm to assist management in calculating a reporting unit’s fair value, which is derived using a combination of both income and market approaches. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as revenue growth rates, projected EBITDA margins, and discount rates. The market approach compares reporting units’ earnings and revenue multiples to those of comparable companies. Estimates of fair value may differ from actual results due to, among other things, economic conditions, changes to business models or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual future performance could result in impairment in future fiscal years. During our annual goodwill impairment tests for fiscal year 2020, fiscal year 2019, and fiscal year 2018, we did not identify any reporting units in which its carrying value exceeded its estimated fair value. The fair value of the reporting unit was measured using Level 3 inputs such as operating cash flows and market data

As a result of the onset of COVID-19 in 2020, during the second fiscal quarter of 2020 we made the decision to exit our pediatric ABA Therapy services, which we completed as of the end of the third fiscal quarter of 2020. Annual ABA Therapy revenues in 2019 approximated $16.4 million. In connection with these activities, we evaluated our Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during our second fiscal quarter of 2020. Subsequent to this impairment charge, the economic impact of COVID-19 on our Therapy reporting unit and on the Company as a whole improved, and management determined that the carrying value of goodwill allocated to Therapy and all other PDS reporting units were not at risk of impairment as of the date we recorded the Therapy reporting unit impairment charge. Our MS segment has not been negatively impacted by COVID-19. Our HHH segment consists primarily of acquisitions made during the fourth fiscal quarter of 2020 and were not negatively impacted by COVID-19 as of the respective acquisition close dates. We can provide no assurance that our goodwill will not become subject to impairment in any future period.

Intangible Assets, Net

Our intangible assets with finite lives consist of trade names and non-compete agreements. These assets are amortized in accordance with the authoritative guidance for goodwill and other intangible assets, primarily using the straight-line method over their estimated useful lives ranging from one to ten years. The fair values of trade names are derived from an income approach. Significant assumptions include expected growth rates, future government payer reimbursement rates, and weighted average cost of capital. The fair value of non-compete agreements are derived from the with or without approach. Significant assumptions include forecasted market conditions and competitor behavior.

During fiscal year 2020, fiscal year 2019, and fiscal year 2018, we did not record any impairment charges related to intangible assets with finite lives nor were they considered at risk of impairment as of the end of fiscal year 2020, fiscal year 2019, or fiscal year 2018.

Our indefinite-lived intangible assets consist of licenses (including certificates of need). The fair value of licenses are derived from the cost approach. Significant assumptions include the medium time to issue a license and the costs incurred to maintain a branch during that time. We review indefinite-lived intangibles annually for impairment or more frequently if circumstances indicate impairment may have occurred. To determine whether an indefinite-lived intangible asset is impaired, we perform a qualitative assessment. Based on the results of the qualitative assessment, we may perform a quantitative test.

During fiscal year 2020, fiscal year 2019, and fiscal year 2018, we recorded asset impairment charges of $1.5 million, $1.1 million, and $1.5 million, respectively, related to previously acquired licenses due to their surrender and the closure of related branches.

This impairment charge represents the amount by which the carrying value of the assets exceeded its estimated fair value at each impairment date.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 13, Commitments and Contingencies, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Insurance Reserves

As is typical in the healthcare industry, we are subject to claims that our services have resulted in patient injury or other adverse effects.

Our insurance reserves include estimates of the ultimate costs, in the event we are unable to receive funds from claims made under commercial insurance policies, for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by our commercial insurance carriers less any applicable deductibles and/or self-insured retentions), we are ultimately responsible for payment of these claims in the event our insurance carriers become insolvent or otherwise do not honor the contractual obligations under the malpractice policies. We are required under U.S. GAAP to recognize these estimated liabilities in our consolidated financial statements on a gross basis, with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related malpractice policies.

Our insurance reserves require management to make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers’ compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries. Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our insurance reserves. The following are certain of the key assumptions and other factors that significantly influence our estimate of insurance reserves:

•	historical claims experience;

•	trending of loss development factors;

•	trends in the frequency and severity of claims;

•	coverage limits of third-party insurance;

•	statistical confidence levels;

•	medical cost inflation; and

•	payroll dollars.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for insured claims may be significantly affected. Our insurance reserves are not discounted.

We believe our insurance reserves are adequate to cover projected costs for claims that have been reported but not paid and for claims that have been incurred but not reported. Due to the considerable variability that is inherent in such estimates, there can be no assurance that the ultimate liability will not exceed management’s estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Equity

We have granted stock-based awards, consisting of stock options and restricted stock, to our employees and certain members of our Board of Directors. Our employee stock options have service-based, market-based and performance-based vesting conditions.

We measure the fair value of our stock options at grant date. We utilize the Black-Scholes option-pricing model to calculate the fair value of our service stock-based awards, and the Monte Carlo option-pricing model for performance and accelerator stock-based awards awards. Both pricing models require various highly judgmental assumptions including volatility and expected option term. If any of the assumptions used in the models change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected Term. Our expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•

Expected Volatility. As there has been no public market for our common stock to date, and as a result we do not have any trading history of our common stock, the expected volatility is estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their similar service provided.

•

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the stock option grants.

•	Expected Dividend. We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

For performance and accelerator stock-based awards, we use the Monte-Carlo model. Key assumptions using a Monte-Carlo model include the probabilities of settlement scenarios, enterprise value, time to liquidity, risk-free interest rates and volatility. The estimates of fair value for these instruments are based, in part, on subjective assumptions and could differ materially in the future. Generally, increases or decreases in the fair value of the underlying share would result in a directionally similar impact in the fair value measurement of the market-based awards.

We recognize the associated compensation cost over the remaining explicit vesting term in the case of service-based awards and the longer of the derived service period or the explicit service period for awards with market conditions, on a straight-line basis. For performance-based awards, we recognized the associated compensation cost over the service period of the award when we believe vesting of the performance-based award is considered probable. Once vesting of performance-based awards is considered probable, we record compensation expense based on the portion of the service period elapsed to date, with a cumulative catch-up, and recognize remaining compensation expense, if any, over the remaining estimated service period. We account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense.

We measure the fair value of our restricted stock awards at grant date based upon the value of our common stock. Our restricted stock awards are considered fully vested at the time of grant and compensation expense is recognized based upon the fair value at that time. Our restricted stock awards are initially liability-classified as we deem it not probable that the employees holding the awards will bear the risk and rewards of stock ownership for a reasonable period of time. Such restricted stock awards are revalued at the end of each reporting period until the earlier of settlement or when the award is reclassified to temporary equity, with the associated increase or decrease in fair value representing an adjustment to compensation expense.

In valuing our common stock, we determine the fair value using both the income and market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted-average cost of capital and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison to comparable public companies in a similar line of business.

From the comparable companies, a representative market value multiple is determined and then applied to our financial results to estimate the value of our company. The valuation results from both income and market methods are then equally weighted to estimate the value of our common stock.

Patient Services and Product Revenue

Because our services have no fixed duration and can be terminated by the patient or the facility at any time, we consider each treatment as a stand-alone contract for revenue recognition purposes. Additionally, as services ordered by a healthcare provider in an episode of care cannot be separately identified, we combine all services provided into a single performance obligation for each contract. We recognize patient revenue in the reporting period in which we perform the service, and we recognize product revenue on the date products are delivered to patients. We have minimal unsatisfied performance obligations at the end of the reporting period as our patients typically are under no obligation to remain under our care.

All revenue is recognized based on established billing rates reduced by contractual adjustments and discounts provided to third-party payers and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience. Our revenue cycle management systems calculate contractual adjustments and discounts on a patient-by-patient or product-by-product basis based on the rates in effect for each primary third-party payer. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payers, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates. In addition, due to changes in general economic conditions, patient accounting service center operations, or payer mix, historical collection experience may not accurately reflect current period collections.

We continually review the contractual and implicit concession estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicaid, Medicaid MCO and Medicare programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Income Taxes

We use the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires us to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when we believe it is more likely than not that some portion of all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

We regularly assess the ability to realize deferred tax assets recorded in our entities based upon the weight of available evidence, including such factors as our recent earnings history and expected future taxable income. In the event future taxable income is below our estimates or is generated in tax jurisdictions different than projected, we could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in our effective tax rate.

We record liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future fiscal years, changes in facts, circumstances, and new information may require us to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the fiscal year in which such changes occur. Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Recent Accounting Pronouncements

See Note 2 to our audited financial statements and unaudited interim financial statements included elsewhere in this prospectus for information regarding recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company has exposure to changing interest rates primarily under the Revolving Credit Facility, the First Lien Term Facility and the Second Lien Term Facility, each of which current bears interest at variable rates based on LIBOR. The Company had $1.2 billion of variable rate loans outstanding as of January 2, 2021.

For borrowings under the First Lien Term Facility and the Second Lien Term Facility, the Company elected a variable interest rate based on LIBOR plus an applicable margin. The LIBOR rate is subject to a floor of 1.00%, respectively, under both the First Lien Term Facility and the Second Lien Term Facility. The applicable margin for LIBOR loans will be 4.25%, 5.50%, 6.25% or 8.00% depending on the amount of borrowings under the facility then outstanding. The Revolving Credit Facility is subject to a range of interest rates depending on certain consolidated first lien net leverage ratios, with an applicable margin of 3.75%, 4.00% or 4.25% in the case of LIBOR loans depending on such ratios.

In October 2018, the Company entered into interest rate swap agreements to limit exposure to variable rate debt. The agreements expire on October 31, 2023. Under the terms of the interest rate swap agreements, the Company pays a rate of 3.107%, and receives the one-month LIBOR rate, subject to a 1.00% floor. As of January 2, 2021, the total notional amounts of the interest rate swap agreements were $520.0 million.

It is management’s intention that the notional amount of interest rate swaps be less than the First Lien Term Facility and the Second Lien Term Facility during the life of the derivatives. For fiscal year 2020, the Company recognized $15.3 million of expense associated with interest rate swaps, which is reflected in other income (expense) on the consolidated statements of operations. For fiscal year 2019, the Company recognized $16.5 million of expense associated with interest rate swaps, which is reflected in other income (expense) on the consolidated statements of operations. For fiscal year 2018, the Company recognized $12.6 million of expense, which is reflected in other income (expense) on the consolidated statements of operations. At January 2, 2021 and December 28, 2019, the fair value of the outstanding interest rate swap agreements was $28.6 million and

$23.7 million, respectively, which is reflected in other long-term liabilities on the consolidated balance sheets. On an annual basis, a hypothetical 1.0% change in interest rates for the $684.8 million of unhedged variable rate debt as of January 2, 2021 would affect interest expense by approximately $6.8 million.

The result of the LIBOR Phase-out may impact our interest rate swap agreements. We continue to monitor developments related to the LIBOR transition and/or identification of an alternative, market-accepted rate. The impact related to any changes cannot be predicted at this time.

Impact of Inflation

Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. The impact of inflation on the Company is primarily in the area of labor costs. The healthcare industry is labor intensive. There can be no guarantee we will not experience increases in the cost of labor, particularly given the shortage of qualified caregivers in our markets, and the demand for homecare services is expected to grow. In addition, increases in healthcare costs are typically higher than inflation and impact our costs under our employee benefit plans. Managing these costs remains a significant challenge and priority for us. While we believe the effects of inflation, if any, and labor shortages on our results of operations and financial condition have not been significant, there can be no guarantee we will not experience the effect of inflation in the future.

In addition, suppliers pass along rising costs to us in the form of higher prices, which impacts us primarily in the area of enteral related products in our MS segment. Our supply chain efforts have enabled us to effectively manage and mitigate any inflationary impacts in our supply chain over recent years. However, we cannot predict our ability to cover future cost increases.

We have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

BUSINESS

Our Diversified Home Care Platform

We are a leading, diversified home care platform focused on providing care to medically complex, high-cost patient populations. We directly address the most pressing challenges facing the U.S. healthcare system by providing safe, high-quality care in the home, the lower cost care setting preferred by patients. Our patient-centered care delivery platform is designed to improve the quality of care our patients receive, which allows them to remain in their homes and minimizes the overutilization of high-cost care settings such as hospitals. Our clinical model is led by our caregivers, primarily skilled nurses, who provide specialized care to address the complex needs of each patient we serve across the full range of patient populations: newborns, children, adults and seniors. We have invested significantly in our platform to bring together best-in-class talent at all levels of the organization and support such talent with industry leading training, clinical programs, infrastructure and technology-enabled systems, which are increasingly essential in an evolving healthcare industry. We believe our platform creates sustainable competitive advantages that support our ability to continue driving rapid growth, both organically and through acquisitions, and positions us as the partner of choice for the patients we serve.

Over the past five years, we have scaled our business by a factor of approximately 5x, expanding from 17 states and $324.6 million of revenue in 2016 to 30 states and $1.5 billion in revenue in fiscal year 2020. We currently have 245 branch locations. In 2020, we provided approximately 39 million hours of home care to our patients, pro forma for the acquisitions we completed in 2020. We have recently expanded into adult home health and hospice for Medicare populations, adding a new platform to help drive our future growth. Our management team, led by Rodney Windley (Executive Chairman) and Tony Strange (Chief Executive Officer), has a successful track record of building leading businesses, including Gentiva Health Services, Inc. (“Gentiva”), which was the largest U.S. home health company before being acquired by Kindred Healthcare, Inc. (“Kindred”) in 2015. Adult home health and hospice are natural extensions of Aveanna’s core home health infrastructure. In particular, the adult home health business leverages our platform infrastructure and core competencies in clinical program management, automated and efficient nurse recruitment, technology-driven revenue cycle management, payer contracting and entry into new geographic markets. We believe that we have the opportunity to leverage our national home health infrastructure to develop an industry leading adult home health and hospice business similar in size and scale to our pediatric home health business. We believe this long-term expansion strategy in adult end markets through de novo expansion and acquisitions will provide Aveanna with a highly distinctive profile as compared to its home health peers, with more diversified reimbursement sources, a lower risk profile and a broader set of organic and inorganic growth avenues to pursue opportunistically.

Our pediatric home health business is fundamentally similar to the adult home health business, with many of the same positive attributes, as well as several notable advantages. In particular, adult home health and pediatric home health providers both utilize similar caregivers (including registered nurses, “RNs” and licensed practical nurses, “LPNs”) and care models, treat similarly complex patients and serve similarly large and fragmented end markets. The value proposition of pediatric and adult home health is comparable as well: providing high-quality, low-cost care in a more convenient setting for patients as compared to other care settings. As a result, pediatric home health typically benefits from many of the same macro tailwinds benefitting the adult home health market, including alignment with payers and a shift to deliver more care in the home to drive cost savings.

However, pediatric home health differs from adult home health in several respects, including having a meaningfully higher-acuity patient base with higher weekly case hours, longer case duration, clearer patient diagnoses and more stable and diversified payer sources. Pediatric home health patients often need ventilators or tracheostomy tubes, which means they require significantly more hours of care (often greater than 50 weekly hours) and years of in-home nursing care. Moreover, because pediatric home health coverage is federally mandated with benefits provided at the state level through Medicaid agencies and managed Medicaid health plans, our payer mix is highly diversified, with no individual payer representing more than 7% of revenue for fiscal year 2020. We currently benefit from structural factors protecting rates, including a cost savings proposition to payers and a fragile population sensitive to access challenges. For example, today, we serve more than 5,000 pediatric private duty nursing patients weekly at a cost of roughly $250 per day, providing care that could otherwise cost over $4,000 per day in a hospital’s pediatric intensive care unit. As a result, we have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases consistent with cost inflation over the last five years.

We believe that payers appreciate the cost savings and clinical benefits associated with home health and are highly motivated to move towards value-based arrangements that reward providers for providing high-quality care in the home. We further believe that we are uniquely well-positioned to benefit from this push towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible populations, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistent, high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements.

The following table summarizes the key elements of our diversified home health business, of which our primary service is private duty nursing (“PDN”) to our pediatric patients.

In addition to PDN and adult home health and hospice, we provide home-based pediatric therapy and enteral nutrition services, also known as tube or intravenous feeding, and related supplies. We have grown our enteral nutrition business significantly through our focus on pediatric and adult patients, which we believe differentiates us from our competitors, as we have the ability to cross-sell those services into our PDN patient populations, many of whom also require enteral nutrition. We believe there is significant opportunity to continue scaling our enteral nutrition business.

We believe our diversified home care platform is differentiated and exceptionally well-positioned to continue driving sustainable long-term growth:

•

Our business model is aligned with the right macro trends in healthcare today. Healthcare costs in the United States are rising at unsustainable rates. Home health is widely recognized as part of the solution, particularly in a post-COVID-19 world where there is an imperative to avoid unnecessary facility-based care. Our national reach into the homes of many of the highest-cost patient populations positions us to deliver a better experience for our patients and their families, improve clinical outcomes and reduce aggregate costs to the U.S. healthcare system. We believe we will continue to benefit from the following trends in healthcare: (1) focus on delivering high-quality, low-cost care in the home, (2) increased targeting of high cost, complex patients that drive disproportionate cost to the healthcare system and require highly specialized care models, (3) value-based care models that focus on delivering coordinated, high-quality care, allowing patients to remain in their homes and out of the hospital, and (4) growing focus on the patient experience.

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The markets we operate in are large, highly fragmented and growing rapidly. Home health, broadly defined, is one of the fastest growing sectors in the healthcare industry, with spending projected to grow at a compound annual growth rate of 7.1% from 2019 through 2028 according to the Centers for Medicare and Medicaid Services (“CMS”). Our management believes that our core pediatric home health, adult home health and hospice end markets today are estimated to be over $90 billion in 2020 and are highly fragmented. The vast majority of our geographic markets are composed of small local or regional providers. For example, our management believes that approximately 75% of the PDN market is composed of small local and regional providers. Conversely, our management believes that we have a national market share of 11% in PDN, which creates significant scale advantages and a differentiated opportunity for us to continue to gain share and consolidate markets.

•	Our national and local scale density creates sustainable competitive advantages. We believe that scale matters in our industry and that it drives sustainable competitive advantages.

•

We believe that we attract more nurses due to our higher number of available shifts near our caregivers’ homes, our prestigious brand, our mission-driven culture that puts caregivers and families first, our advanced nurse training platform and industry leading benefits that provide for an attractive career path. Caregiver recruitment is of paramount importance for success in our home care markets. In a competitive and supply-constrained labor market for qualified caregivers, we believe that our ability to attract, train and retain nurses provides us with a significant competitive advantage. We believe our approximately 42,000 caregivers are a valuable asset and we have the ability to leverage not only our caregiver network, but also our recruiting operations to expand into adult home health in our existing markets.

•

As a result, we obtain more cases, as our large nursing panel allows us to more quickly place nurses with families seeking care, driving (1) higher referent and patient family satisfaction, (2) better brand advocacy, and (3) the ability to fill a high percentage of prescribed patient hours (known as “fill rate”). Our average fill rate was 85% from 2018 to 2020. We believe this in turn drives our high PDN patient satisfaction score (90.4% in 2020), low re-hospitalization rates and more profitable branches, resulting in stronger branch leadership talent capable of delivering 24/7 for our patients, families and referents. Specifically, because of our scale, our highly regarded brand, our clinical expertise and our rigorous compliance standards designed to provide strong peace of mind, we believe that we are viewed as the clear “provider of choice” by our patients, their families and referral sources at leading children’s hospitals. These referral sources entrust us to help them quickly find patients the compassionate care they need in their home, enabling us to regularly capture a higher share of referral volumes, accelerate our “virtuous cycle,” described below, and create more value and shift flexibility for nurses seeking new cases.

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Our scale allows us to reinvest in our capabilities that deliver more value for nurses and families. Importantly, our national scale and local market density create a profit advantage at the branch level as compared to smaller competitors in that we are able to reinvest each year into deeper capabilities to support our network, including: (1) a sophisticated pediatric home health sales team, training and recruiting team and compliance and payer relations team, which we believe are the largest in the industry, (2) the industry’s only scaled, vertically integrated pediatric offering, bundling home health with enteral feeding services, and, critically, (3) a technology-enabled operating platform with tools for nurse recruiting, training and care reporting that we believe allows us to scale in a highly efficient and compliant manner.

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We believe that these operating efficiencies create a sustainable competitive advantage for Aveanna as compared to smaller home health providers, resulting in continued growth. Specifically, our significant capital and technology investments in our platform have distanced us from smaller healthcare providers in our local markets, catalyzing ongoing organic growth and acquisition opportunities. The small local and regional home health providers we compete against often operate with a “paper-based” mentality and face growing challenges operating in today’s complex and increasingly digital business environment. Conversely, as a scaled, national platform, we have invested in technology, technology-enabled processes, clinical training, compliance and advanced staffing optimization workflows designed to enable us to drive expanding levels of productivity from our recruiting and clinical workforce. We have also implemented sophisticated revenue cycle management, contracting and administrative systems which help us operate more efficiently and leverage our corporate infrastructure to drive margin improvement. We believe these technology-enabled capabilities will position us to continue to drive competitive advantages and above-market growth, as illustrated in the “virtuous cycle” below.

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Our management team has decades of experience driving growth in home health through acquisitions. Our senior management team, led by Rodney Windley (Executive Chairman), Tony Strange (Chief Executive Officer), Jeffrey Shaner (Chief Operating Officer), David Afshar (Chief Financial Officer) and Shannon Drake (General Counsel and Chief Legal Officer), has more than 100 collective years of home health experience and has a strong track record of building home health platforms through acquisitions. Beginning with the founding of The Healthfield Group (“Healthfield”) in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, the combined companies became a large, diversified public home health provider, growing revenue from $869 million in 2005 to over $2 billion annually at the time of its sale to Kindred in 2015. Over the past 30 years, our team has executed more than 50 acquisitions comprising over $6 billion of transaction value.

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We have a proven ability to source, execute, and integrate acquisitions into the Aveanna platform. Aveanna was formed through the transformative merger of Epic Health Services Inc. (“Epic”) and Pediatric Services of America, Inc. (“PSA”) in March 2017 (the “Formation”). Since our Formation, we have successfully completed and integrated ten acquisitions, and are currently in the process of integrating our eleventh acquisition. We have invested heavily in our M&A platform capabilities, developing a purpose built, dedicated acquisition team whose sole function is to identify and execute on M&A transactions. Our Integration Management Office (“IMO”) has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of acquisitions. We currently have a robust pipeline of potential acquisition targets, which we continue to actively develop and evaluate.

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Reimbursement for our services is highly diversified and stable. We are paid by a diverse group of more than 1,500 distinct payers that include Medicaid managed care organizations (“MCOs”), state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 30 states. No single payer source accounted for more than 7% of our revenue for fiscal year 2020. This is due to our diversification across pediatric and adult end markets as well as our geographic diversification across states. Although we cannot control reimbursement rates, predict whether they will remain at current levels or provide assurance that they will always be sufficient to cover the costs allocable for patient services, rates in home health have generally been stable as governmental and commercial payers widely recognize its value proposition relative to higher cost settings. In PDN, our largest business today, reimbursement rates have increased 1.5% per year on a weighted average basis from 2015 to 2020 and tend to track increases in nursing wages, which has supported our highly stable gross margin historically. Furthermore, PDN reimbursement rates have been highly stable to positive over long periods of time, including through the Great Recession, during which time pediatric home health services were not targeted as sources of savings for states facing budget pressure, according to the Marwood Group, a healthcare regulatory consultant (“Marwood”). In particular, in the past three years, 20 states had positive rate increases while only one state reduced rates by more than 1%, according to Marwood. In our PDN business, rates have been stable for several reasons:

•	PDN patients are viewed as a “protected population” and supported by strong, vocal family advocacy groups who are highly sensitive to any access constraints;

•	PDN services are often essential, life-sustaining care for patients that have a clear clinical diagnosis and demonstrated need;

•	Reimbursement for PDN in the aggregate represents approximately 1.6% of total Medicaid expenditures, which we believe makes it an unlikely source for savings for states facing budget pressure; and

•	The demand for PDN services in most markets exceeds the supply, placing pressure on payers to reimburse at levels that support adequate nursing wages.

We also believe that we operate in an attractive reimbursement environment for our adult home health services. With CMS’s transition to the Patient-Driven Groupings Model at the beginning of 2020, we see the outlook for reimbursement in adult home health as stable, and believe that CMS has demonstrated strong support for home health given its ability to lower system-wide costs and improve patient care. Moreover, we see our home health platform as well-positioned to capitalize on broader shifts to value-based care within the Medicare Advantage market, which is increasingly important to home health providers and where payers have indicated strong interest in shared savings and value-based arrangements. Over the longer-term, we see Aveanna as well-suited to benefit from payers’ push towards delivering more high-acuity care in the home, outside of inpatient settings, to drive better outcomes, satisfaction and cost efficiency for both children and adults.

We believe that our financial results have validated the power of our diversified home care platform. Between fiscal year 2018 and fiscal year 2020, we grew revenue at a compound annual growth rate (“CAGR”) of 6.0% from $1,253.7 million to $1,495.1 million. Over the same period, our net losses increased by 21.2%, from $47.1 million to $57.1 million; however, we grew Adjusted EBITDA at a CAGR of 14.7%, from $101.1 million to $152.4 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information as to how we define Adjusted EBITDA and for a reconciliation from net income, the most comparable GAAP measure, to Adjusted EBITDA.

Our Value Proposition

We believe our platform helps solve several of the most pressing challenges in healthcare today. We have designed our platform to deliver lower cost, high-quality care on a national scale to a medically complex and often costly patient base in the comfort of their own homes. We believe that our platform delivers a compelling value proposition to our key stakeholders.

Patients and Families

•	We deliver a patient-centered, personalized healthcare experience in the home where patients generally prefer to be.

•	Our scale enables us to match patients and their families with the right nurses more quickly, avoiding unnecessary discharge delays from the hospital.

•	We enable families to continue working rather than foregoing employment to care for loved ones.

•	We provide a “one stop shop” range of clinical services to alleviate cost and administrative burden.

Nurses

•	We offer nurses a breadth of caseloads from which to choose that better meet their objectives.

•	Our technology-enabled tools simplify case selection, shift management and point of care medical documentation.

•	We believe our brand, training, benefits and career advancement programs are highly regarded.

Provider Partners

•	We help hospitals and health systems quickly discharge some of their most sensitive, medically complex patients to their homes, with highly skilled and trained nurses.

•	We deliver higher fill rates and more adequately meet the prescribed number of hours.

•	We provide consistently high quality of care and compliance standards.

•	We build long-term, trusted relationships with our provider partners.

Payers

•	We are a trusted frontline caregiver with the ability to deliver faster discharges into the home or allow patients to remain in the home as opposed to an acute care setting.

•	We offer efficiency as a single-source contracting solution across a wide range of services and markets.

•	We are well-positioned to engage in value-based care models to align interests and save costs for payers.

Our Platform

We believe the platform we have built is truly differentiated in our ability to serve our stakeholders and grow rapidly in a range of home care end markets. Key elements of our platform include:

Our Team

Our team is the driving force that has enabled us to build an industry leading home care platform in five years. People at all levels on our team have worked together over several decades and bring a wealth of experience in home health at industry leading companies, such as Healthfield and Gentiva. The passion our team brings for delivering exceptional, patient-centered care supports our ability to attract, recruit and retain strong, operationally minded national and regional operators who are essential to executing on our local market strategy. In turn, we are better able to recruit and train passionate frontline caregivers to provide exceptional care to our patients. We believe the team we have built is the most essential element of our platform.

Our Culture

Our culture is the glue that binds our organization together. We have purposefully built a culture that attracts like-minded people who are aligned with our mission to change the way home care is delivered, one patient at a time. It is easy to overlook “culture” on paper – however, we fundamentally believe it drives our success and we take active steps to promote it. From day one at Aveanna, we welcome new hires into our culture with training centered around our Core Values to deliver care with compassion, work with team integrity, strive for inclusion, embody trust, seek innovation and have fun. Compliance is the backdrop that underscores everything we do. These principles inform our fundamental operating processes, including everything from strategic planning, budgeting, go-to-market strategy and employee compensation and promotion. We believe our culture supports our ability to recruit, motivate and empower our people at all levels to deliver better patient care and drive our operating performance.

Our Systems, Processes and Technology

We have a corporate infrastructure with robust systems and processes in place designed to drive efficiency and support our future growth. We have invested significantly in our infrastructure and technology. Our frontline caregivers leverage our technology-enabled solutions, such as our tablet-based care management tools that we deploy into every patient’s home to enhance data collection and the efficiency and quality of the caregiver experience, and our automated tools for patient scheduling which seek to ensure appropriately trained nurses are scheduled for our most clinically complex patients. Our technology infrastructure includes cloud-based solutions that enable essential functions of our business to run more efficiently, including, from front to back: (i) iCIMS for digital workforce management, (ii) internally developed Aveanna Hope Devices installed in every patient home to capture care reporting, (iii) Netsmart, Kinnser, and Brightree Cloud electronic medical records (“EMR”) workflows for managing our specialized PDN, adult home health, and Medical Solutions (“MS”) clinical workflows, respectively, (iv) Encore, GLS and Brightree for revenue cycle management, and (v) Workday for core enterprise resource planning (“ERP”) workflows around financial management, payroll and HR.

Our Acquisition Team and Integration Management Office

We have a proven team of 16 people dedicated to sourcing, evaluating and executing on all aspects of our M&A strategy. Our IMO team has extensive experience, having integrated home health acquisitions at Aveanna and in prior roles, as well as deep functional experience in operations, consulting, finance, IT and administrative roles. We complement our internal team with a core group of third-party advisors with whom we have worked for decades. The experience and discipline the collective team brings to our acquisition strategy enables us to pursue and integrate multiple acquisitions simultaneously without disruption to our business or that of a target. We believe this is a truly differentiated capability relative to our home health peers.

Part of the success of our M&A strategy is attributable to our proven playbook for bringing acquisitions and merger partners onto our platform infrastructure, identifying and quickly capturing significant synergies to the overall enterprise and minimizing the risk of disruption to our underlying business. Our IMO is a key differentiator in this respect. Our IMO team consists of functional experts exclusively dedicated to integrating acquisitions quickly and efficiently. They bring decades of deal structuring, due diligence, integration and functional experience that is essential to our success. Importantly, the IMO team begins developing a tailored integration plan for each acquisition we make early in the M&A process, in parallel with our due diligence and prior to signing. This enables the IMO to launch an integration plan expeditiously once an acquisition is signed and maintain that momentum through and after closing. The IMO team coordinates seamlessly with our executive leadership through a steering committee-led governance structure that provides strategic direction and oversight for each acquisition. Our IMO team oversees the integration of essential functional areas, including operations, IT, revenue cycle, human resources, compliance and finance, in partnership with our business teams. The team leverages a software platform called Midaxo to develop and measure progress against each integration plan. Significant emphasis is placed on clear, early and ongoing communication and rolling out the Aveanna culture to our newly acquired companies.

Our Broad Range of Capabilities

We provide a broad range of home care capabilities to our distinct pediatric and adult patient populations. Our pediatric home health services, included within the Private Duty Services (“PDS”) segment, include PDN (80% of fiscal 2020 PDS segment revenue), employer of record services (14% of fiscal 2020 PDS segment revenue) and pediatric physical therapy, speech therapy, and occupational therapy (6% of fiscal 2020 PDS segment revenues), which we deliver primarily in the home as well as in clinic settings. Through our MS segment, we provide needed supplies to patients requiring integrated pediatric enteral nutrition or respiratory care both to our home health patients and more broadly, enabling strategic cross-sell opportunities in our patient base. Our Home Health & Hospice (“HHH”) segment, which focuses primarily on Medicare-eligible senior populations and also includes personal care services, enables us to prevent hospitalizations before they occur, avoid re-admissions following an acute stay and displace high cost inpatient settings for terminally ill patients who would prefer to receive care end-of-life at home.

Aveanna Employee Relief Fund

In 2016, we established a separate 501(c)(3) charitable relief fund to assist those of our employees who suffer sudden and unexpected financial hardships, such as those resulting from natural disasters. To assist their fellow employees in times of need, we provide our employees with the opportunity to voluntarily contribute to this relief fund on a one-time basis or through periodic payroll deductions, and we match a portion of those contributions dollar-for-dollar. Additionally, certain of our corporate vendors contribute to the relief fund. Since its inception, the fund has assisted hundreds of our employees in times of need and despair.

Our Diversity, Equity & Inclusion (“DEI”) Vision

We are a company composed of employees of various cultures and walks of life, all of whom we value and provide an equal opportunity for growth and success; thereby increasing organizational capacity to achieve our mission of changing the way home care is delivered, one patient at a time, while preserving and cultivating our culture of corporate and social responsibility: Compassion; Team Integrity; Inclusion; Trust; Innovation; and Fun.

Our DEI Mission

Our DEI mission is to attract and sustain a diverse and inclusive workforce by recruiting, hiring, developing, retaining and promoting high-performing individuals who work collaboratively with one another to achieve our vision as defined by our core values.

Our DEI Strategic Initiative

We understand that the most effective business strategies require vision and long-term commitment. The same is true of our long-term DEI Strategic Initiative. Our DEI Strategic Initiative recognizes and seeks to maximize the benefit of our clients, patients, employees and other stakeholders who are of diverse backgrounds, cultures, socioeconomic levels, customs and more.

Our DEI Strategic Initiative focuses on:

•	Developing sustainable diversity, equity and inclusion;

•	Developing and retaining diverse talent;

•	Promoting the use of diverse business at the local office level;

•	Recruiting diverse talent; and

•	Enhancing and creating pipeline opportunities.

Each of these goals is supported by strategies and action steps designed to bring the goals to life. We have been working to weave DEI into our policies and practices, education and training and leadership focus, including:

DEI Leadership Team. Our DEI Leadership Team will be composed of diverse, cross-functional leaders, and members of our executive team, including our Chief DEI Officer. This team will provide strategic oversight, guidance, sponsorship and thought-leadership in developing and deploying our DEI Strategic Initiative.

Annual DEI Leadership Summit. We will convene senior department leaders annually for critical discussions about our DEI Strategic Initiative, accomplishment of goals, enterprise feedback and assessments, and go-forward efforts.

DEI Committee. Our DEI Committee is composed of diverse members from our various business units who are passionate about helping us continue to develop a more inclusive workplace. The DEI Committee has been designed as a core group that proposes ideas and develops programming to support a sense of belonging and community in collaboration with our DEI Leadership Team.

Annual Enterprise-Wide Bias/Sensitivity Training. We are expanding our programming, education and training on diversity, inclusion, belonging, bias/unconscious bias and other areas of focus to further support an inclusive, equitable workforce in which all of our employees and stakeholders are valued and supported.

Cultural Assessment/Employee Engagement Surveys. We are expanding our existing cultural assessment (employee engagement) tools to track our progress in creating a more diverse, equitable and inclusive workplace over time and identify new opportunities in this space.

Pipeline Work. Through the work of our people services team and other collaborative partners, we are optimizing engagement, professional and business development and advancement of existing diverse talent at both the corporate and provider levels, as well as focusing on creating a pipeline into the industry through targeted recruiting of diverse talent.

Supplier Diversity Program. We are working to create and share our desired goal of engaging diverse suppliers of goods and services at the local office level.

Service Offerings

We provide a broad range of home care services. We seek to meet a full range of care needs for patients while minimizing the complexity and potential disruption to patient care associated with procuring multiple types of care from a number of independent providers. We believe this positions us as the provider of choice for patients, families, referral sources and payers.

Aveanna provides its services through three segments: Private Duty Services (PDS), Medical Solutions (MS) and Home Health & Hospice (HHH). This presentation aligns our financial reporting with the manner in which we manage our business operations with a focus on the strategic allocation of resources and separate branding strategies between the business divisions.

Private Duty Services (PDS)

Private Duty Services predominantly includes private duty nursing (PDN) services, as well as pediatric therapy and Employer of Record (EOR) services. In 2020, our PDS segment served approximately 29,000 patients through 186 branches, generating approximately $6 million of revenue per branch. We serve both children and adults, with an average patient age of less than 10 years.

Private Duty Nursing (PDN)

We believe we are the largest provider of skilled PDN services in the United States. We provide a range of services for medically complex children and young adults with a wide variety of serious illnesses and conditions, including chronic respiratory failure requiring tracheostomy and/or mechanical ventilation, cerebral palsy, cystic fibrosis, congenital anomalies, failure to thrive and anoxic brain injuries. Our caregivers, a majority of whom are registered nurses and licensed practical nurses, monitor an individual’s condition, administer medications and treatment regimens, provide enteral and other forms of tube feeding, monitor and maintain ventilators, administer pain management treatments and coordinate other forms of medical care. The length of service for a patient under our care can be three or more years until they graduate from the need for a feeding tube, ventilator or tracheostomy. This affords us the distinct ability to improve outcomes and control costs. However, many of our highest acuity patients remain on our services for ten or more years. Our typical patient utilizes 40 to 120 hours of services per week based upon their underlying acuity and degree of nursing needs. Our services are provided by our nursing staff up to 24 hours a day, seven days a week, with multiple nurses dedicated to our highest need patients.

Our services typically commence upon a patient’s discharge from the newborn intensive care unit or pediatric intensive care unit. While we focus primarily on pediatric PDN services, we continue to provide PDN services to our patients as they mature into adulthood. The majority of adult PDN patients have aged out of eligibility for pediatric PDN through Medicaid and can apply via waiver programs to continue to receive PDN.

Aveanna’s private duty nursing is organized into four geographic regions, each of which is led by a regional president and staffed with its own clinical, operational, human resource, finance and sales teams. Each region includes branch locations through which our home health agencies operate. Each agency is led by a director and staffed with its own clinical and administrative support staff, as well as clinical associates who deliver direct patient care. The clinical associates are employed on either a full-time or part time basis and are paid on a per hour basis.

Therapy

We provide physical, occupational and speech therapy services to assist pediatric patients in healing and achieving their highest level of functionality. Our therapy patients include those with developmental delays resulting from neurological, orthopedic, cardiovascular and musculoskeletal conditions. These services can be delivered at home or in a clinic setting. Typical conditions treated include feeding/swallowing disorders, bone/joint disorders and eye/hand coordination impairment. Similar to our enteral services, many of our PDN patients also require in-home therapy and we are able to deliver differentiated levels of service and efficiency as a “one stop shop provider.”

Therapy operations are organized into four geographic areas, each of which is led by an area vice president and staffed with a clinical counterpart. The management team at the division level consists of operations, human resources, finance, clinical, recruiting, de novo and sales teams. Each area includes branch locations through which our therapy agencies operate. Each agency is led by a director and is staffed with clinical and administrative support staff as well as clinical associates who deliver direct patient care. The direct care associates are employed on either a full-time or part-time basis and are either salaried or paid on a per hour or per visit basis.

Employer of Record (EOR)

In the state of California, we administer payer authorized EOR respite care (a form of non-medical personal care) and related services primarily to pediatric patients with intellectual and developmental disabilities (“IDD”) or special needs. In the EOR business, the family recruits and supervises the care provider. We oversee the administration of payroll taxes, provide cardiopulmonary resuscitation (“CPR”) training and/or first aid certification and U.S. Department of Justice clearance for the care provider. The program is funded by the California Department of Developmental Services and is administered through 21 regional centers across California. Our EOR business has had highly stable reimbursement historically allowing for durable, profitable growth. While our EOR caregivers generally make wages at or slightly above the minimum wage, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage.

Medical Solutions (MS)

We provide needed supplies to patients requiring enteral nutrition services or respiratory care. Enteral nutrition, also known as tube or intravenous (“IV”) feeding, is a way of delivering nutrition directly to the stomach or small intestine on an as-needed basis. Many of our PDN patients also require enteral nutrition. Our ability to serve as a single source provider to our patients, families and referral sources provides added cost savings and convenience relative to sourcing from multiple providers. In 2020, our MS segment served approximately 25,700 patients.

The MS business serves patients who have short or long-term disabilities and require a supply of infant, pediatric and adult formulas. We provide a wide selection of supplies, such as feeding pumps, g-tubes, feeding bags, syringes, IV poles, ventilators, oxygen and pulse oximeters. Our distribution model provides a streamlined, single-provider experience, enabling patients to seamlessly access one of the largest selections of enteral formulas, supplies and pumps in the industry. In addition to providing the required supplies for enteral therapy, Aveanna offers same day (24 hours a day, seven days a week and 365 days a year) patient and caregiver education both in-hospital and at-home, by an RN, registered dietitian or customer service technician. Aveanna also provides tailored, at-home pulmonary rehabilitation programs delivered by an RN for respiratory conditions and patient follow-up within 24 hours of discharge from a medical facility, which we have designed to help ensure patient well-being.

Home Health & Hospice (HHH)

We provide home health, hospice and personal care services to predominately elderly populations seeking compassionate care and assistance with activities of daily living in the home. In 2020, our HHH segment served approximately 7,200 patients through 47 branches, generating approximately $2.5 million of revenue per branch. The average age of our HHH patients is 78 years.

Our home health services help our patients recover from surgery or illness, live with chronic diseases and prevent avoidable hospital readmissions. We assist patients and their families in understanding their medical conditions, how to manage these conditions and how to maximize the quality of their lives while living with a chronic disease or other health condition. We believe our adult home health services improve the quality of life of our patients, save costs for the healthcare system and result in better clinical outcomes, including low re-hospitalization rates, when compared to institutional settings of care.

Our Medicare-certified hospice services are designed to provide comfort and support for those who are dealing with a terminal illness. We provide a full range of hospice services designed to meet the individual physical, spiritual, and psychosocial needs of terminally ill patients and their families. Individuals with a terminal illness such as heart disease, pulmonary disease, Alzheimer’s or cancer may be eligible for hospice care if they have a life expectancy of six months or less. Our hospice services are primarily provided in the patient’s home, and are also provided in skilled nursing facilities (“SNFs”) and inpatient hospice units (“IPUs”) where clinically appropriate. The key services provided through our hospice agencies include pain and symptom management accompanied by palliative medication, emotional and spiritual support, inpatient and respite care, homemaker services and dietary counseling.

We also provide personal care services which include non-medical assistance with activities of daily living and can help seniors avoid costlier downstream medical costs and hospitalizations.

Our Large and Growing End Markets

The healthcare sector is one of the largest and fastest-growing sectors of the U.S. economy. According to CMS, national healthcare spending increased from 8.9% of U.S. gross domestic product (“GDP”), or $255 billion, in 1980 to 17.8% of GDP, or $3.8 trillion, in 2019. CMS projects national healthcare spending to grow by a CAGR of 5.5% from 2019 through 2028, accounting for approximately 19.7% of U.S. GDP in 2028.

Our markets include a range of home care services focused on some of the highest-cost patient populations. Home health is increasingly recognized by industry stakeholders as part of the solution to unsustainably high national healthcare spending growth, particularly in a post-COVID-19 world. Home health is one of the fastest growing sectors within healthcare with spending projected to grow at a CAGR of 7.1% from 2019 through 2028 as it displaces higher cost, facility-based care settings. Growth in home health is being driven by:

(i)	the rising number of individuals with chronic, often lifelong medical conditions;

(ii)	the continued aging of the U.S. population;

(iii)	patients and families increasingly opting for home health as an alternative to facility-based care settings;

(iv)	payers increasingly diverting care from higher cost facility settings to the home; and

(v)	advancements in medical technology that allow providers to expand the breadth of services available for delivery in the home.

We believe these trends will continue to drive sustainable growth in our markets and create opportunities for scaled providers to continue to gain share in what are highly fragmented markets.

The markets we currently serve, their estimated sizes and growth outlooks based on our management’s estimates are outlined below.

Home Care Market	Overview	Growth Drivers	Market Size (2020E)	Market Growth (1)
Private Duty Nursing	• Care for medically complex children and adults in the home	• Untapped demand: ~300K+ children with medical complexity, of which ~75-100K would benefit but only ~50-70K receive care • Additional upside in adults with unmet PDN need	$9.5bn	3%—4%

Therapy	• Pediatric patients receiving physical, occupational, speech therapy and ABA • High degree of overlap with PDN patients, typically multiple therapies prescribed	• Increasing cases of children with developmental issues • Early intervention services and government initiatives to add to funding	$6.0bn	2%—4%

Enteral Nutrition	• Nutrition delivery for patients who are unable to consume or digest food normally • Mix of pediatric and adult populations	• Lower infant mortality rates and aging population increase size of two target segments for enteral therapy • Expanding insurance coverage	$2.5bn	4%—6%

Home Health	• Home skilled nursing care for elderly recovering from injury or illness, or with chronic condition	• Elderly population growth • Incidence rate of chronic disease	$55.0bn	4%—7%

Hospice	• Compassionate care and support for elders with terminal illness	• Elderly population growth • Increasing desire to receive end-of-life care at home	$19.0bn	5%—8%

Personal Care	• Non-medical assistance with activities of daily living, primarily for elders

•  Elderly population growth

•  Strong preference to remain independent and receive care in the home

•  Dual eligible beneficiaries represent just ~20% of Medicare and ~15% of Medicaid enrollment, but account for one-third of spending and are a major focus for Federal integration initiatives

			$15.0bn	7%—9%
		Total / Weighted Average Growth:	$107.0bn	~4%—5%

1.	2020E-2025E CAGR.

PDN, which is our largest business today, is a stable and steadily growing industry with growth tailwinds from rising adoption of home care in lieu of family and institution-based care, and inflationary reimbursement trends that track general inflation in nurse labor. PDN addresses the needs of children with medical complexity (“CMC”), many of whom age into adulthood and continue to require intensive care in the home. This population is characterized as having chronic, functionally limiting conditions that require specialized care, such as spina bifida, cerebral palsy, ventilator dependency or severe developmental delay. In many instances, these children have multiple disorders or medical complexities that require an acute level of care for an extended period of time, often years rather than weeks or months. Our management believes that the cost to care for children in their homes with PDN services is approximately $250 per day compared to potentially more than $4,000 per day in a pediatric intensive care unit.

Our management estimates that the total CMC population consists of approximately 300,000 children. An estimated 75,000 to 100,000 children with medical complexity have conditions that are clinically addressable by PDN yet only 50,000 to 70,000 (~70%) receive services. The remaining addressable children who do not utilize PDN are either on state waiting lists, in institutional care settings or are taken care of by family members due to access gaps. The patients who qualify for PDN are amongst the most acute populations in the country being cared for in the home and are often dependent on ventilators or other life-supporting technologies such as gastric- tubes for enteral feeding. There is a significant unmet need among CMC patients who would benefit from PDN services but who do not receive the care because of insufficient supply from qualified caregivers. This represents a substantial market opportunity to grow organically and through acquisitions for a large, comprehensive provider like Aveanna.

Our management expects that the PDN market will grow at a CAGR of 3% to 4% between 2020 and 2025. Growth is expected to be driven by factors that include the following:

(v)	a rising number of PDN eligible patients with low birthweights, underlying CMC conditions and technology-dependence;

(vi)	increasing utilization of PDN services among non-users as states expand waiver programs and advocacy efforts to increase awareness among families as to the benefits of PDN;

(vii)	increasing expansion of PDN nursing supply and prescribed hour fill rate growth as states increase reimbursement rates to expand the supply of caregivers available; and

(viii)	increasing PDN reimbursement rates set by states to track underlying nursing wage inflation trends

Our management believes that the PDN market is highly fragmented and is primarily comprised of local and regional providers which make up approximately 75% of the market. We believe we are the largest provider and one of just three national providers.

Our Competitive Strengths

Public Company Management Team with a Successful Track Record of Building Home Health Platforms

Our senior management team has over 100 collective years of home health industry experience and a track record of building home health platforms, integrating acquisitions and generating profitable growth, strong cash flows and shareholder returns in public and private markets. Beginning with the founding of Healthfield in 1986 and following its merger with Gentiva in 2006, members of our senior management team oversaw the creation of the largest home care company in the United States. Under their leadership, Gentiva became a large, diversified public home health provider, growing revenue from $869 million in 2005 to approximately $2 billion annually at the time of its sale to Kindred in 2015. Additionally, members of our senior management team, including Mr. Windley and Mr. Strange, held senior leadership roles at PSA prior to its merger with Epic and eventual Formation of Aveanna.

Technology-Enabled Operating Platform and Corporate Infrastructure

The Aveanna platform was purpose-built to deliver high-quality clinical care efficiently. We have made significant investments in our technology and corporate infrastructure to build a scalable care delivery platform. Our technology platform includes multiple cloud applications for managing our business which enable and automate all of our mission critical business functions including caregiver recruiting, staffing, electronic health data capture, financial management, payroll, human resources management and billing and logistics. Our Aveanna Hope Devices and point-of-care technology that we have deployed to our frontline caregivers on tablets and mobile devices significantly improves caregiver efficiency and data collection. Our nurse case matching “marketplace” app called Aveanna Connect is also a significant asset that will allow us to more efficiently match nurses seeking hours to patients in real time, accelerating our market share gain and automating the scheduling process for both Aveanna and our caregivers. We believe our platform is a significant competitive advantage in the marketplace, driving superior operating performance and margins that enable us to reinvest in growth. We have made these investments in anticipation of the eventual move to value-based care and are well-positioned to take advantage of this opportunity.

Built to Scale Nationally across Pediatric, Adult Home Health and Hospice

Over the past five years, we believe we have built the largest pediatric home health business in the United States via acquisitions and organic growth, growing our predecessor company, PSA, from 17 states generating $324.6 million of revenue in 2016 to 30 states with $1.5 billion of revenue in fiscal year 2020. Over this period of time, we also built the corporate infrastructure and processes to expand seamlessly into adult home health and hospice. We have proven our ability to execute our model in multiple geographies with various payers across all three verticals. We have created a repeatable, data-driven playbook to expand our presence across the United States and made substantial investments to support each key component of our approach.

Acquirer of Choice with Proven Ability to Integrate Acquisitions and Realize Synergies

Our scaled, national platform in otherwise highly fragmented markets positions us as a clear acquirer of choice for smaller providers seeking to partner with a leading platform. Our management team has a deep track record of successfully acquiring, integrating and realizing synergies from over 50 acquisitions through their long careers in home care. Aveanna was formed through the transformative merger of Epic and PSA in March 2017. Since our Formation, we have successfully completed and integrated ten acquisitions, and are currently in the process of integrating our eleventh acquisition. Our IMO team has developed a proven playbook over long M&A careers to lead the quick and synergistic integration of our acquisitions. We derive synergies from a host of areas including staffing optimization, technology integration, cross-selling, reduction of overhead, rationalizing overlapping markets and other operational efficiencies that are supported by the differentiated investments we have made in our platform.

Scale Advantages Result in a Network Effect, Accelerating Growth

Our scale enables a virtuous cycle of network effects and competitive advantages to our business. First, our local market density creates a network effect where more nurses and higher quality of care translate into the ability to staff cases quickly and find the right match, which in turn, drives more referrals and higher branch profit. This creates a virtuous cycle of scale advantage where higher volumes for Aveanna enable more platform reinvestment, more capital for acquisitions and de novo expansions, and greater payer and referral preference, further driving volumes.

These platform investments in turn allow us to develop and maintain advantaged capabilities, technology and infrastructure that create more value for our customers and reinforce our advantages vs. competitors. In particular, we believe that (1) our larger nursing panel and one stop shop service offering translate into higher referent satisfaction levels, higher win rates and more case volumes, (2) our advantaged nurse recruiting, training and staffing capability translate into higher case fill rates and a higher quality of care, (3) our large and sophisticated sales team translates into higher rates of referent penetration in local hospitals, (4) our stronger set of regional management leaders translates into better execution, and (5) our investments in technology drive efficiency and quality. These scale advantages reinforce our local market share and competitive advantage at every step.

Our Growth Strategy

Increase Volumes within Our Existing Footprint

We expect to continue to gain share in our existing local markets through our “virtuous cycle” strategy, leveraging our highly regarded brand, service breadth, nurse recruiting and go-to-market capabilities to win a higher share of cases each year, expand our number of referral sources and grow our payer relationships. A core component of this growth strategy is educating referral sources about the differentiated benefits and high-quality outcomes of our services, which result in a higher fill rate and lower rate of readmissions versus competitors. We believe we can further accelerate our growth through new workforce recruiting and training initiatives that will expand our capacity to grow and through de novo branch growth initiatives to grow our geographic coverage within existing markets. In addition, we intend to gain market share through investments in strong local branch leaders and technology infrastructure to enable digital and remote workforce training and onboarding amidst the COVID-19 pandemic.

Further Expand Into Adult Home Health and Hospice Care

We intend to further enhance our position as an end-to-end platform for pediatric and adult home health and hospice services through continued organic and inorganic expansion into the adult home health market. Our management estimates that the adult home health and hospice markets represent a $74 billion market opportunity that remains highly fragmented, with the top players only generating low single digit market shares. Against this industry backdrop, we intend to grow in two ways. First, we aim to acquire regional leadership positions through a mix of scale and tuck-in acquisitions, leveraging an attractive and in-place pipeline. Second, we expect to launch a number of de novo adult home health and hospice branches around newly acquired branches as well as our existing home care footprint, leveraging our platform across 25 states and the 77 Medicare licenses we already have in existing PDN locations. We can utilize each of these licenses to open up a new Medicare home health branch or stand up Medicare home health services out of an existing PDN branch, with the ability to generate millions of dollars in annual revenues per branch license.

Expand Pediatric Home Health Presence Through Acquisitions and De Novo Expansions

We are the logical consolidator in a highly fragmented pediatric home health industry given our strong market position, leading brand, capitalization and integration capabilities. We maintain discipline in our approach to valuation and have consistently realized our deal-related growth and operational objectives. We believe there is a robust target landscape and currently have an attractive acquisition pipeline with a number of near-term targets identified. We target two types of acquisitions: tuck-in and expansion. Our tuck-in acquisitions are smaller in scale, highly synergistic and are meant to drive further density in existing markets, with integration time generally measured in weeks. Our expansion targets are larger in scale and are meant to diversify our geographic footprint while gaining immediate scale and density in new markets, with integration time of one to two months. In our existing and new markets, we will augment our growth by opening up new agencies to further drive local market density and relevance to all constituents.

Cross-Sell Enteral Services to Our PDN and Home Care Patient Base

We believe that Aveanna’s unique ability to bundle PDN and enteral feeding services to our patients is both a significant differentiator for our customers as well as a future growth opportunity. In particular, we believe that the bundling of these services provides families with not only a more convenient “one stop shop” but also a more responsive, tailored service experience due to the ability of Aveanna nurses to manage patients’ enteral shipments from the home. Today, we believe the majority of our PDN patients also receive enteral therapy, but the vast majority of these patients are served by other third-party enteral services providers, creating significant future cross-selling upside for our enteral business to continue to penetrate our PDN patient base. Over the past several years, our MS business has achieved considerable success driving cross-sell penetration in select states such as Texas, Colorado and Pennsylvania, where MS has successfully launched, driving revenue growth of 18.9% from fiscal year 2019 to fiscal year 2020, ahead of overall enteral market growth estimates of 4-6% based on our management’s estimates. However, MS still only serves 12 out of the 22 states in which we have PDN presence, representing substantial whitespace to drive penetration. Over the last 18 months, we have launched MS operations in Georgia, North Carolina and Indiana. We believe there is substantial additional upside to drive further MS penetration and replicate the success the business has achieved in its more mature regions.

Reinvest in Our Platform to Optimize Performance

We believe ongoing investment in our platform drives greater efficiency across our business, generating a virtuous cycle that allows us to continue growing. We plan to continually invest in improving our people, technology and processes to further drive volumes, leverage our corporate infrastructure and drive higher margins over time.

Leverage Our Scale and Capabilities to Drive Value-Based Care Arrangements in Partnership with our MCO Payer Partners

We believe that value-based care is the future of home health and have worked to equip ourselves to lead the transition. We believe that Aveanna is uniquely well-positioned to benefit from a shift towards value-based care by virtue of our scale, which allows us to care for a meaningful share of our payer partners’ eligible population, and the substantial investments we’ve made in our clinical training program, compliance protocols and technology infrastructure, which allow us to provide consistently high-quality care along with patient data and reporting directly from the home. We therefore see Aveanna as a natural “partner of choice” for payers as the industry moves towards value-based arrangements. We see this transition as a way to improve our future revenue and profitability as we share in savings we can generate for the healthcare system long term.

Our Reimbursement Sources

We have a highly diverse range of payers that reimburse us. Our payer diversity is due to both our geographic diversity as well as the variety of pediatric and adult services we provide, many of which are reimbursed by different payers and have different payment models. Our reimbursement sources are comprised of more than 1,500 distinct payers that include Medicaid MCOs, state-based Medicaid programs, Medicare, Medicare Advantage plans, commercial insurance plans and other governmental payers across 30 states. No single payer source accounted for more than 7% of our revenue for the year ended January 2, 2021. Each contract we have with our payers is unique and specific to that payer, creating additional diversification benefits.

The majority of the Company’s PDN patients are covered by either Medicaid fee-for service (“FFS”) or Medicaid MCO’s. State legislatures set Medicaid FFS hourly reimbursement rates applicable to providers of PDN services. In states where traditional FFS Medicaid is the primary payer source for PDN services, there is no rate negotiation; providers simply must accept the rate offered by the state Medicaid system or choose to not do business in the state. In states that outsource some or all of the Medicaid administration to managed care, MCOs receive a per-member-per-month capitation payment from the state, and then contract for reimbursement rates with each provider of services within the state. Contracts between MCO’s and PDN providers generally express reimbursement rates as a percentage of the state’s FFS rate. MCO rates are negotiated between the payer and the provider, but the rates are largely based on state guidance. Typically, MCO rates are slightly higher than Medicaid, with wide variance by state. With limited exception, the Company is a “rate taker” with the broad goal of obtaining 100% of the state Medicaid FFS reimbursement rate on average. The Company views contract negotiations – including rates, billing, and collections – holistically. When determining whether to enter into a contract with an MCO or commercial payer, the Company considers whether the rate and contract terms offered are generally acceptable compared to its internal targets and historical experience with the payer. Though the reimbursement rate is important, other contract terms are also important to the Company, including timeliness of payment by the payer, the appeals process for challenging denied claims, and the claims format and submission process. These “non-rate” terms are typically equally as important to the Company as the base reimbursement rate.

Regarding the Company’s Medical Solutions division, fee-for-service is the predominant reimbursement methodology constituting 95% of revenue with only 5% being received pursuant to a capitated payment arrangement. Approximately 70% of Medical Solutions’ reimbursement is provided by Medicaid MCOs (47%) and traditional FFS Medicaid programs (23%). Commercial health plans are also a large reimbursement source constituting approximately 21% of the total reimbursement. Other sources include Medicare, in the form of traditional Medicare (3%) and Medicare Advantage health plans (2%), being 5% of total reimbursement, and Tricare, representing 4%. For fiscal year 2019, the ten largest Medical Solutions payers represented 52% of the revenue for Medical Solutions.

Changes to our reimbursement tend to mirror wage inflation, supporting historically stable gross margin. The vast majority of our employees are skilled clinical workers that earn well above minimum wage and are not impacted by minimum wage increases. In our EOR business in California, which represents approximately 13% of our 2020 revenue, a significant percentage of our caregivers earn at or near minimum wage. However, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage

Our payer mix for fiscal year 2020 is set forth in the following table:

Pediatric Home Health Reimbursement

The primary payers for the pediatric home health services we deliver are state-based Medicaid programs and MCOs. Although traditional Medicaid eligibility is often determined by income or assets, pediatric home health patients typically qualify for Medicaid regardless of their family’s income. A federal law established in 1967, a component of which covers Early Periodic Screening, Diagnostic, and Treatment (“EPSDT”), requires that state Medicaid programs and Medicaid MCOs cover medically necessary services for children under 21. Many of the services we provide, including PDN, personal care services and physical, occupational and speech therapy, are all explicitly included under the EPSDT benefit. In addition to the federal mandate for coverage of our services, we believe our reimbursement is significantly more stable than other government reimbursed services because pediatric home health patients represent a medically fragile population supported by strong, vocal advocacy groups, and therefore funding for our services typically receives broad bi-partisan support in state legislatures. Moreover, state spending on pediatric home health is a small portion of total state Medicaid expenditures, and the home is widely recognized by payers as the lower cost alternative to inpatient care settings. As a result, funding for our services is unlikely to be targeted as a source of savings for states seeking to alleviate budget pressure.

Medicaid policy is determined at a state level across each of our 30 states, providing stability as compared to Medicare reimbursement, which is determined unilaterally at the federal level. Each state also has the ability to determine whether to administer benefits through a statewide fee-for-service program or through managed care organizations, in which states pay private insurers a flat rate per capita and have the private insurers contract with providers. MCOs provide additional payer diversity. The trend across many states has been to slowly transition children with complex medical conditions into managed care. Today, the majority of states in which we provide PDS have already transitioned to MCOs. In our PDS business, approximately 63% of our PDS Medicaid revenue was derived from MCOs and 27% from state Medicaid programs for fiscal year 2020. Changes in utilization and reimbursement from the shift to managed care have historically been minimal, with reimbursement for MCO and state Medicaid programs largely at parity. Furthermore, we believe that there is an opportunity for us to capture additional volume from the shift to managed care as MCOs prefer to partner with scale providers like Aveanna who deliver a broad range of services with consistently high quality care.

Commercial insurance payers also comprise a small portion of our reimbursement for pediatric home health services. However, commercial coverage is typically limited by monetary or visit caps, and when services are no longer covered (or are minimally covered), patients typically access services through Medicaid.

According to Marwood, the outlook for the Company’s services is likely positive over the next three to five years. A report from Marwood noted that the Company’s services are one of the last service areas to be considered as a source of program savings in the face of budget pressure, and are often exempt from other Medicaid program cuts. Specifically, it noted that during the Great Recession, the Company’s services were not targeted for and often were exempted from Medicaid reductions. Marwood acknowledged that while the COVID-19 crisis has created budget pressure in many states, the federal government has provided relief, including a 6.2% increase in federal Medicaid matching funds through the CARES Act, and could provide further relief to help insulate Medicaid programs from pressures related to state budgets. During the COVID-19 crisis, rate and reimbursement have been a tailwind for our business. In particular, we have received positive permanent rate increases in multiple states since the start of the pandemic, translating to a weighted average run-rate reimbursement increase of 1.4%, excluding temporary rate increases. Additionally, only one state has had a rate decrease of greater than 1% in the last three years. This was due to an across the board decrease in the state, which we expect to be a temporary measure and that may be reversed as the state’s budget deficit improves post COVID-19.

In our EOR business, funding is provided by the California Department of Developmental Services and is administered through 21 regional centers across California. A significant percentage of our EOR caregivers earn at or near minimum wage. However, this has not historically been a source of risk to our margins, as our EOR reimbursement rates generally have mechanisms to adjust step-wise with local changes in minimum wage.

Regional EOR centers have also received increased funding in California’s fiscal year 2020 to 2021 budget despite budget pressure in the state.

Adult Home Health & Hospice Reimbursement

Our adult home health and hospice services are primarily reimbursed by Medicare and Medicare Advantage plans.

The Medicare home nursing benefit is available to patients who need care following discharge from a hospital, as well as patients who suffer from chronic conditions that require intermittent skilled care. While the services received need not be rehabilitative or of a finite duration, patients who require full-time skilled nursing for an extended period of time generally do not qualify for Medicare home nursing benefits. As a condition of coverage under Medicare, beneficiaries must: (1) be homebound, meaning they are unable to leave their home without a considerable and taxing effort; (2) require intermittent skilled nursing, physical therapy or speech therapy services that are covered by Medicare; and (3) receive treatment under a plan of care that is established and periodically reviewed by a physician. Qualifying patients also may receive reimbursement for occupational therapy, medical social services, and home health aide services if these additional services are part of a plan of care prescribed by a physician.

We submit all home health Medicare claims through Medicare Administrative Contractors for the federal government. Medicare Administrative Contractors are private health care insurers that have been awarded a geographic jurisdiction to process Medicare Part A and Part B (A/B) medical claims or durable medical equipment claims for Medicare fee-for-service beneficiaries. In 2020, for home health agencies certified before January 1, 2019, Medicare reimbursed a Request for Anticipated Payment (“RAP”) for amounts billed for a given period on a 20% basis and then reimbursed the remaining 80% upon final payment. For home health agencies certified on or after January 1, 2019, RAP submissions are still required but not reimbursable, effectively deferring 100% of claim payment until final payment is received. In 2021, all home health agencies will be required to submit a RAP before filing each claim and Medicare will pay the RAP at 0%. After the final claim is submitted, 100% will be paid.

Final payments may reflect base payment adjustments for case-mix and geographic wage differences and 2% sequestration reduction for episodes that began after March 31, 2013. In addition, final adjustments may reflect one of four retroactive adjustments to ensure the adequacy and effectiveness of the total reimbursement: (a) an outlier payment if the patient’s care was unusually costly; (b) a low utilization adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider or transferred from another provider before completing the episode; or (d) a payment adjustment based upon the level of therapy services required. Because such adjustments are determined upon the completion date of the episode, retroactive adjustments could impact our financial results. The base payment rate for Medicare home nursing is $1,901.12 per 30-day episode for the year ended December 31, 2021. The base payment rate does not take into consideration the 2% sequestration payment reduction mandated by the Budget Control Act of 2011.

Home health payment rates are updated annually by the home health market basket percentage as adjusted by Congress. CMS establishes the home health market basket index, which measures inflation in the prices of an appropriate mix of goods and services included in home health services.

The Medicare hospice benefit covers a broad set of palliative services for beneficiaries who have a life expectancy of six months or less, as determined by their physicians. Medicare pays hospices a daily rate for each day a beneficiary is enrolled in the hospice benefit. Each day of hospice benefit, a level of care is assigned based on one of four case types: routine home care, continuous home care, inpatient respite care and general inpatient care. For Medicare’s 2021 fiscal year, the base per diem hospice payment rate for each service are: $199.25 for the first 60 days of routine home care and $157.49 for every day thereafter; $1,432.41 for continuous home care; $461.09 for inpatient respite care; and $1,045.66 for general inpatient care. These payments are reduced by 2% for hospices that do not report specified quality data to CMS.

According to Marwood, the Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years. Marwood expects that both home health and hospice services will receive positive inflationary rate increases over the next three years. Importantly, Marwood does not expect the policies of the Biden Administration or the outcome of a Supreme Court decision on the ACA will have a material impact on Medicare home health or hospice reimbursement. On balance, while cost-containment initiatives are a factor in our overall reimbursement forecast, we expect these initiatives to be counterbalanced by this likely upward reimbursement trend for Medicare home health and hospice providers. Further, cost-containment initiatives are historically immaterial to the overall net reimbursement to the Company.

Competition

Competitive Position

Private Duty Services (PDS)

The PDS services industry in which Aveanna operates is highly competitive and fragmented. PDS providers range from facility-based agencies, such as day health centers, live in facilities and government agencies, to independent homecare companies. Our PDS competitors may be not-for-profit organizations or for-profit organizations. There are relatively few barriers to entry in some of the home health services markets in which Aveanna operates. In addition to several multistate privately-held companies, Aveanna’s primary competitors for its home health business are hospital-based home health agencies and local home health agencies, both for profit and not-for-profit. Aveanna competes with other home health providers on the basis of availability of caregivers, quality and expertise of services and the value of services. Aveanna believes that it has a favorable competitive position, attributable mainly to the consistently high quality and targeted services it has historically provided to its patients, as well as to its screening and evaluation procedures and training programs for clinical associates who provide direct care to patients.

Additionally, Aveanna’s competitors will likely strive to improve their service offerings and drive growth in non-government reimbursed programs. Aveanna also expects its competitors to develop new strategic relationships with providers, referral sources and payers, which could result in increased competition.

Medical Solutions (MS)

The medical solutions industry in which Aveanna operates is highly competitive, fragmented and market specific. Each local market has its own competitive blue print, and there are few competitors with significant market share in all of the markets in which Aveanna operates. Aveanna competes with providers, privately and publicly held organizations, and not-for-profit organizations. There is continual competition from new entrants into Aveanna’s markets.

Aveanna’s Medicare MS business line could be impacted by the future Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) competitive bid award. The DMEPOS program provides Medicare reimbursement to suppliers of medical items, including, among such other things, enteral nutrition products and oxygen, for Medicare beneficiaries. The DMEPOS Competitive Bidding Program was mandated by Congress through the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. The statute requires that Medicare replace the current fee schedule payment methodology for selected DMEPOS items with a competitive bid process. Under the program, a competition among suppliers who operate in a particular competitive bidding area (“CBA”) is conducted. Suppliers are required to submit a bid for selected products. On March 7, 2019, CMS announced plans to consolidate the CBAs included in the Round 2 Recompete and Round 1 2017 DMEPOS Competitive Bidding Program into a single round of competition named Round 2021. Round 2021 will include 130 CBAs. Round 2021 contracts became effective on January 1, 2021, and extend through December 31, 2023. The list of supplies included in Round 2021 includes, among other items, MS products such as enteral nutrition products and oxygen. Bids are submitted electronically through a web-based application process. Bids are evaluated based on the supplier’s eligibility, its financial stability and the bid price. Contracts are awarded to the Medicare suppliers who offer the best price and meet applicable quality and financial standards. Contract suppliers must agree to accept assignment on all claims for bid items and will be paid the single payment amount. All Medicare DMEPOS Competitive Bidding Program contracts expired on December 31, 2018. Beginning on January 1, 2019, there was a temporary gap in the entire DMEPOS Competitive Bidding Program that lasted until December 31, 2020. During the temporary gap, any Medicare enrolled DMEPOS supplier was allowed to furnish DMEPOS items and services to people with Medicare.

Home Health and Hospice Services (HHH)

The home health market is highly competitive and fragmented. According to the Medicare Payment Advisory Commission (“MedPac”), an independent agency that advises Congress on various Medicare issues, there were approximately 11,356 Medicare-certified home health agencies in the United States in 2019. MedPac estimated that in 2019, approximately 14% of Medicare-certified home health agencies provided a majority of their services in rural areas, and 90% of home health agencies were freestanding. MedPac also disclosed that 4,840 hospices were participating in the Medicare Program in 2019, of which 3,932 were freestanding and 456 home health based.

Generally, competition in home health service and hospice markets comes from local and regional providers. These providers include facility- and hospital-based providers, visiting nurse associations and nurse registries. Aveanna competes based on the availability of personnel, the quality of services, expertise of visiting staff, and, in certain instances, the price of our services.

Source and Availability of Personnel

To maximize the cost effectiveness and productivity of clinical associates, Aveanna utilizes customized processes and procedures that have been developed and refined over the years. We use personalized matching techniques to recruit and select applicants who fit individual patients’ needs through initial applicant profiles, personal interviews, skill evaluations and background and reference checks. Aveanna utilizes its iCIMS software which assists on the hiring and onboarding of personnel.

We recruit our clinical associates through a variety of sources, such as advertising in local and national media, job fairs, solicitations on websites, direct mail and telephone solicitations and referrals obtained directly from clients and other caregivers. Clinical associates are either paid on a per visit, per hour, and per diem basis or are employed on a full-time salaried basis. Currently, we are experiencing a shortage of licensed professionals, which has been impacting our industry generally. See “Risk Factors—Risks Related to our Business and Industry—The home health and hospice industries have historically experienced shortages in qualified employees and management, and competition for qualified personnel may increase our labor costs and reduce profitability.”

Human Capital Resources

As of January 2, 2021, we had approximately 42,000 employees. All of our employees work with us on an at-will basis and none are union members or subject to any collective bargaining agreements. Our employee engagement survey data, together with other key indicators that we review, demonstrate that we enjoy good relationships with our employees. Our human capital resources objectives center around employee engagement, fostering our culture, and leadership development. We maintain and grow our team utilizing historically proven practices and technologies that help us identify, hire, incentivize and retain our existing employees and integrate new employees into our culture. The principal purpose of our equity incentive plan is to attract, retain, motivate and reward certain employees and directors through the issuance of equity-based incentive compensation awards and cash-based performance bonuses.

Government Regulation

General

Aveanna’s business is subject to extensive federal, state and, in some instances, local regulations and standards which govern, among other things: Medicare, Medicaid, TRICARE (the Department of Defense’s managed healthcare program for military personnel and their families) and other government-funded reimbursement programs; reporting requirements, certification and licensing standards and in some cases, CON requirements for certain home health agencies and hospices.

Aveanna’s compliance with these regulations and standards may affect its participation in Medicare, Medicaid, TRICARE and other federal and state healthcare programs, as well as its ability to be reimbursed by private payers. Aveanna is also subject to a variety of federal and state regulations which prohibit fraud and abuse in the delivery of healthcare services. These regulations include, among other things: prohibitions against the offering or making of direct or indirect payments to actual or potential referral sources for obtaining or influencing patient referrals; rules generally prohibiting physicians from making referrals under Medicare and Medicaid for clinical services to a home health agency with which the physician or his or her immediate family member has certain types of financial relationships; laws against the filing of false claims; and laws against making payment or offering items of value to patients to induce their self-referral to the provider. These regulations also include licensure, certification or other qualifications for various Aveanna personnel who provide our services.

We believe that healthcare services will continue to be subject to intense regulation at the federal and state levels. We are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future or how existing or future laws and regulations might be interpreted. If we, or any of our locations, fail to comply with applicable laws, it might have a material adverse effect on our business.

Licensure, Certificates of Need and Permits of Approval

Home health and hospice agency providers operate under licenses granted by the health authorities of their respective states. Some states require healthcare providers (including home health and hospice agencies) to obtain prior state approval for the purchase, construction or expansion of healthcare locations, capital expenditures exceeding a prescribed amount, or changes in services. For those states that require a CON or POA, the provider must also complete a separate application process establishing a location and must receive required approvals.

Certain states, including a number in which we operate, carefully restrict new entrants into the market based on demographic and/or demonstrative usage of additional providers. These states limit the entry of new providers or services and the expansion of existing providers or services in their markets through a CON process, which is periodically evaluated and updated as required by applicable state law.

To the extent that we would need a CON or other similar approvals to expand our operations, our expansion could be adversely affected by the inability to obtain the necessary approvals, changes in the standards applicable to those approvals and possible delays and expenses associated with obtaining those approvals.

In every state where required, our home health and hospice agencies possess a license and/or CON or POA issued by the state health authority that determines the local service area for the home health and hospice agencies. State health authorities in certain states and the District of Columbia require a CON or its equivalent in order to establish and operate a home health agency or hospice care center. We operate home health agencies and/or provide hospice services in the following CON states: Alabama, Georgia, North Carolina, Tennessee and Washington.

Medicare and Medicaid Participation: Licensing, Certification and Accreditation

All healthcare providers are subject to compliance with various federal, state and local statues and regulations in the U.S. and receive periodic inspection by state licensing agencies to review compliance with standards of administration, medical care, equipment and safety. We have dedicated internal resources and utilize external parties when necessary to monitor and ensure compliance with the various applicable federal, state and local laws, rules and regulations.

Our home health and hospice agencies and caregivers must comply with regulations promulgated by the HHS and CMS in order to participate in the Medicare program and receive Medicare payments. Sections 1861(o) and 1891 of the Social Security Act (“SSA”) and 42 CFR §§ 484.1 et seq. establish the conditions that a home health agency must meet in order to participate in the Medicare program. Among other things, these regulations, applicable to home health agencies, known as “Conditions of Participation” (“COPs”), relate to the type of facility, its personnel and its standards of medical care, as well as its compliance with federal and state laws and regulations. Recent COPs applicable to home health agencies, which went into effect on January 13, 2018, focus on the safe delivery of quality care provided to patients and the impact of that care on patient outcomes through the protection and promotion of patients’ rights, care planning, delivery and coordination of services and streamlining of regulatory requirements.

Section 1861(dd) of the SSA and 42 CFR §§ 418.52 et seq. establish the conditions that a hospice must meet in order to participate in the Medicare program. These COPs are the health and safety requirements that a hospice must meet. They provide a framework for patient care, administrative and organizational processes, and quality improvement, as well as compliance with federal and state laws and regulations.

CMS has adopted alternative sanction enforcement options which allow CMS to (i) impose temporary management, direct plans of correction or direct training and (ii) impose payment suspensions and civil monetary penalties in each case on providers out of compliance with the COPs. In addition, CMS engages or has engaged a number of third-party audit contractors to conduct Additional Documentation Requests and other third-party firms, including Recovery Audit Contractors, Program Safeguard Contractors, Zone Program Integrity Contractors, Uniform Program Integrity Contractors, Targeted Probe and Educate, and Medicaid Integrity Contractors, to conduct extensive reviews of claims data and state and federal government healthcare program laws and regulations applicable to healthcare providers. These audits evaluate the appropriateness of billings submitted for payment. In addition to identifying overpayments, audit contractors can refer suspected violations of law to government enforcement authorities.

If we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more of our businesses) and exclusion of a service or facility, or Aveanna as a whole, from participation in the Medicare, Medicaid and other federal and state healthcare programs. If any of our services or facilities were to lose its accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the service or facility, or Aveanna as a whole, may be unable to receive reimbursement from the Medicare and Medicaid programs and other payers. We believe our facilities and services are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our services, facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Accreditations

The Community Health Accreditation Program (the “CHAP”) and Accreditation Commission for Health Care (the “ACHC”) are nationwide commissions that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of healthcare organizations. Currently, CHAP and ACHC accreditation of home health and hospice agencies is voluntary. However, some managed care organizations use CHAP and ACHC accreditation as a credentialing standard for regional and state contracts. As of January 2, 2021, the CHAP has accredited 12 home health locations and ACHC has accredited 4 hospice locations. Those not yet accredited are working towards achieving this accreditation. As we acquire companies, we apply for accreditation 12 to 18 months after completing the acquisition.

Federal and State Anti-Fraud and Anti-Kickback Laws

As a provider under the Medicare and Medicaid systems, we are subject to various federal anti-fraud and abuse laws, including, without limitation, the federal healthcare programs’ anti-kickback statute. Affected government healthcare programs include any healthcare plans or programs that are funded by the United States government (other than certain federal employee health insurance benefits/programs), including certain state healthcare programs that receive federal funds, such as Medicaid. We are also subject to various state anti-fraud and kickback laws which govern both government program and private payer activity.

Subject to certain exceptions, these laws prohibit any offer, payment, solicitation or receipt of any form of remuneration to induce or reward the referral of business payable under a government healthcare program or in return for the purchase, lease, order, arranging for, or recommendation of items or services covered under a government healthcare program. A related law forbids the offer or transfer of anything of value, including certain waivers of co-payment obligations and deductible amounts, to a beneficiary of Medicare or Medicaid that is likely to influence the beneficiary’s selection of healthcare providers, again, subject to certain exceptions. Violations of the federal anti-kickback statute can result in imprisonment, the imposition of penalties topping $100,000, plus three times the amount of the improper remuneration and potentially, exclusion from furnishing services under any government healthcare program. In addition, the states in which we operate generally have laws that prohibit certain direct or indirect payments or fee-splitting arrangements between healthcare providers and/or other persons and entities where they are designed to obtain or induce the referral of patients from a particular person or provider.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to monitor and address prevention of anti-fraud and kickback laws.

Stark Law

Federal law includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception to the law’s prohibition is met. Sanctions for violating the Stark Law include significant civil penalties including over $25,000 for each violation, over $169,000 for schemes to circumvent the Stark Law restrictions and up to $10,000 for each day an entity fails to report required information and exclusion from the federal healthcare programs. There are a number of exceptions to the self-referral prohibition, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements.

On November 20, 2020, CMS issued a final rule modernizing and clarifying the Stark Law regulations. This final rule aims to reduce the unnecessary regulatory burdens on physicians and other healthcare providers while reinforcing the Stark Law’s goal of protecting patients from unnecessary services and being steered to lower quality or more expensive services because of a physician’s financial self-interest. The final rule creates new exceptions to the Stark Law for value-based arrangements by permitting physicians and other healthcare providers to design and enter into value-based arrangements. Additionally, the final rule modifies existing exceptions governing compensation provided to a physician by another healthcare provider by providing new guidance on how to determine fair market value.

Violations of the Stark Law result in payment denials and may also trigger civil monetary penalties and federal program exclusion. Several of the states in which we conduct business have also enacted statutes similar in scope and purpose to the federal fraud and abuse laws and the Stark Law. These state laws may mirror the federal Stark Law or may be different in scope. The available guidance and enforcement activity associated with such state laws varies considerably.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Federal and State Privacy and Security Laws

HIPAA requires us to comply with standards for the exchange of health information within our company and with third parties, such as payers, business associates and patients. These include standards for common healthcare transactions, such as: claims information, plan eligibility, payment information and the use of electronic signatures; unique identifiers for providers, employers, health plans and individuals; and security, privacy, breach notification and enforcement. Under HIPAA, a “covered entity” includes healthcare providers, healthcare clearinghouses and health plans/insurers, and a “business associate” is a person or entity, other than a member of the workforce of a covered entity, who performs functions or activities on behalf of, or provides certain services to, a covered entity that involve access by the business associate to protected health information.

HIPAA transaction regulations establish form, format and data content requirements for most electronic healthcare transactions, such as healthcare claims that are submitted electronically. The HIPAA privacy regulations establish comprehensive requirements relating to the use and disclosure of protected health information. The HIPAA security regulations establish minimum standards for the protection of protected health information that is stored or transmitted electronically. The HIPAA breach notification regulations establish the applicable requirements for notifying individuals, the HHS, and the media in the event of a data breach affecting protected health information. Violations of the privacy, security and breach notification regulations are punishable by civil and criminal penalties.

The American Recovery and Economic Reinvestment Act of 2009 (“ARRA”) increased the amount of civil monetary penalties that can be imposed for violations of HIPAA, and the amounts are updated annually for inflation. For 2020, penalties for HIPAA violations can range from $119 to $1.785 million per violation with a maximum fine of $1.785 million for identical violations during a calendar year. ARRA also authorized State Attorneys General to bring civil enforcement actions under HIPAA, and attorney generals are actively engaged in enforcement. These penalties could be in addition to other penalties assessed by a state for a breach which would be considered reportable under the state’s data breach notification laws.

The HITECH Act was enacted in conjunction with ARRA. Among other things, the HITECH Act makes business associates of covered entities directly liable for compliance with certain HIPAA requirements, strengthens the limitations on the use and disclosure of protected health information without individual authorizations, and adopts the additional HITECH Act enhancements, including enforcement of noncompliance with HIPAA due to willful neglect. The changes to HIPAA enacted as part of ARRA reflect a Congressional intent that HIPAA’s privacy and security provisions be more strictly enforced. These changes have stimulated increased enforcement activity and enhanced the potential that healthcare providers will be subject to financial penalties for violations of HIPAA. In addition, the Secretary of HHS is required to perform periodic audits to ensure covered entities (and their business associates, as that term is defined under HIPAA) comply with the applicable HIPAA requirements, increasing the likelihood that a HIPAA violation will result in an enforcement action.

In addition to the federal HIPAA regulations, most states also have laws that regulate the collection, storage, use, retention, security, disclosure, transfer and other processing of health information and other confidential, sensitive and personal data. Certain of these laws grant individual rights with respect to their information, and we may be required to expend significant resources to comply with these laws. For example, various states, such as California and Massachusetts, have implemented privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of personally identifiable information, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies.

Further, all 50 states and the District of Columbia have adopted data breach notification laws that impose, in varying degrees, an obligation to notify affected persons and/or state regulators in the event of a data breach or compromise, including when their personal information has or may have been accessed by an unauthorized person. Some state breach notification laws may also impose physical and electronic security requirements regarding the safeguarding of personal information, such as social security numbers and bank and credit card account numbers. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. Violation of state privacy, security, and breach notification laws can trigger significant monetary penalties. In addition, certain states’ privacy, security, and data breach laws, including, for example, the CCPA, include a private right of action that may expose us to private litigation regarding our privacy practices and significant damages awards or settlements in civil litigation. Complying with these various laws, rules, regulations and standards, and with any new laws or regulations changes to existing laws, could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered.

The False Claims Act

The FCA prohibits false claims or requests for payment, for which payment may be made by a federal government program, including for healthcare services. Under the FCA, the federal government may penalize any person who knowingly submits, or participates in submitting, claims for payment to the federal government which are false or fraudulent, or which contain false information. Any person who knowingly makes or uses a false record or statement to avoid paying the federal government, or knowingly conceals or avoids an obligation to pay money to the federal government, may also be subject to fines under the FCA. Under the FCA, the term “person” means an individual, company or corporation.

The federal government has used the FCA to cover Medicare, Medicaid and other governmental program fraud in areas such as violations of the federal Anti-Kickback Statute or the Stark Laws, coding errors, billing for services not provided and submitting false cost reports. The FCA has also been used to bring suit against people or entities that bill services at a higher reimbursement rate than is allowed and that bill for care that is not medically necessary. In addition to government enforcement, the FCA authorizes private citizens to bring qui tam or “whistleblower” lawsuits, greatly extending the number of actions under the FCA. The per-claim penalty range is between $11,665 and $23,331 (last updated 2020).

The Fraud Enforcement and Recovery Act of 2009 (“FERA”) amended the FCA with the intent of enhancing the powers of government enforcement authorities and whistleblowers to bring FCA cases. In particular, FERA attempts to clarify that liability may be established not only for false claims submitted directly to the government, but also for claims submitted to government contractors and grantees. FERA also seeks to clarify that liability exists for attempts to avoid repayment of overpayments, including improper retention of federal funds. FERA also included amendments to FCA procedures, expanding the government’s ability to use the Civil Investigative Demand process to investigate defendants, and permitting government complaints in intervention to relate back to the filing of the whistleblower’s original complaint. FERA has increased both the volume and liability exposure of FCA cases brought against healthcare providers.

In the ACA, Congress enacted requirements related to identifying and returning overpayments made under Medicare and Medicaid. CMS finalized regulations regarding this so-called “60-day rule,” which requires providers to report and return Medicare and Medicaid overpayments within 60 days of identifying the same. A provider who retains identified overpayments beyond 60 days may be liable under the FCA. “Identification” occurs when a person “has, or should have through the exercise of reasonable diligence,” identified and quantified the amount of an overpayment. The final rule also established a six-year lookback period, meaning overpayments must be reported and returned if a person identifies the overpayment within six years of the date the overpayment was received. Providers must report and return overpayments even if they did not cause the overpayment.

In addition to the FCA, the federal government may use several criminal statutes to prosecute the submission of false or fraudulent claims for payment to the federal government. Many states have similar false claims statutes that impose liability for the types of acts prohibited by the FCA. As part of the Deficit Reduction Act of 2005 (the “DRA”), Congress provided states an incentive to adopt state false claims acts consistent with the federal FCA. Additionally, the DRA required providers who receive $5 million or more annually from Medicaid to include information on federal and state false claims acts, whistleblower protections and the providers’ own policies on detecting and preventing fraud in their written employee policies.

Governmental Review, Audits and Investigations

The HHS, CMS, DOJ and other federal and state agencies continue to impose intensive enforcement policies and conduct random and directed audits, reviews, and investigations designed to insure compliance with applicable healthcare program participation and payment laws and regulations. As a result, we are routinely the subject of such audits, reviews, and investigations.

The DOJ, CMS or other federal and state enforcement and regulatory agencies may conduct additional investigations related to the Company’s businesses in the future. These audits and investigations could potentially cause delays in collections, recoupments, retroactive adjustment to amounts previously paid from governmental payers. We cannot predict the ultimate outcome of any regulatory and other governmental audits and investigations. While such audits and investigations are the subject of administrative appeals, the appeals process, even if successful, may take several years to resolve. The Company’s costs to respond to and defend any such audits, reviews and investigations could be significant and are likely to increase in the current enforcement environment.

FDA Regulation

The U.S. Food and Drug Administration (“FDA”) regulates medical device user facilities, which include home health providers. FDA regulations require user facilities to report patient deaths and serious injuries to the FDA and/or the manufacturer of a device used by the facility if the device may have caused or contributed to the death or serious injury of any patient. FDA regulations also require user facilities to maintain files related to adverse events and to establish and implement appropriate procedures to ensure compliance with the above reporting and recordkeeping requirements. User facilities are subject to FDA inspection, and noncompliance with applicable requirements may result in warning letters or sanctions including civil monetary penalties, injunction, product seizure, criminal fines and/or imprisonment.

The Improving Medicare Post-Acute Care Transformation Act

In October 2014, the IMPACT Act was signed into law requiring the reporting of standardized patient assessment data for quality improvement, payment and discharge planning purposes across the spectrum of post-acute care providers (“PACs”), including skilled nursing facilities and home health agencies. The IMPACT Act requires PACs to begin reporting: (1) standardized patient assessment data at admission and discharge by October 1, 2018 for PACs, including skilled nursing facilities and by January 1, 2019 for home health agencies; (2) new quality measures, including functional status, skin integrity, medication reconciliation, incidence of major falls and patient preference regarding treatment and discharge at various intervals between October 1, 2016 and January 1, 2019; and (3) resource use measures, including Medicare spending per beneficiary, discharge to community and hospitalization rates of potentially preventable readmissions by January 1, 2016 for PACs, including skilled nursing facilities and by October 1, 2017 for home health agencies. Failure to report such data when required would subject a facility to a 2% reduction in market basket prices then in effect.

The IMPACT Act further requires HHS and the Medicare Payment Advisory Commission (“MedPAC”), a commission chartered by Congress to advise it on Medicare payment issues, to study alternative PAC payment models, including payment based upon individual patient characteristics and not care setting, with corresponding

Congressional reports required based on such analysis. The IMPACT Act also included provisions impacting Medicare-certified hospices, including: (1) increasing survey frequency for Medicare-certified hospices to once every 36 months; (2) imposing a medical review process for facilities with a high percentage of stays in excess of 180 days; and (3) updating the annual aggregate Medicare payment cap.

Pre-Claim Review Demonstration for Home Health Services

On June 8, 2016, CMS announced the implementation of a three-year Medicare pre-claim review (“PCR”) demonstration for home health services provided to beneficiaries in the states of Illinois, Florida, Texas, Michigan and Massachusetts. The PCR is a process through which a request for provisional affirmation of coverage is submitted for review before a final claim is submitted for payment. On April 1, 2017, CMS paused the PCR Demonstration for home health services while CMS considered a number of changes. CMS revised the demonstration to incorporate more flexibility and choices for providers, as well as risk-based changes to reward providers who show compliance with Medicare home health policies.

On May 31, 2018, CMS issued a notice indicating its intention to re-launch a home health agency PCR demonstration project. The original program had drawn criticism that it created significant administrative burdens and reduced access to care. Now called the Review Choice Demonstration for Home Health Services (“RCD”), the revised demonstration will give home health agencies in the demonstration states 3 options: PCR of all claims, post-payment review of all claims, or minimal post-payment review with a 25% payment reduction for all home health services. Under the PCR and post-payment review options, provider claims are reviewed for every episode of care until the appropriate claim approval rate (90% based on a minimum of 10 pre-claim requests or claims submitted) is reached. Further, once the appropriate claim approval rate is reached, a provider can elect to opt-out of claim reviews except for a spot check of 5% of its claims to ensure continued compliance. The demonstration initially applies to home health agency providers in Florida, Illinois, North Carolina, Ohio and Texas, with the option to expand after 5 years to other states in the Medicare Administrative Contractor Jurisdiction M (Palmetto). In an October 21, 2019 release, CMS announced that it would reschedule the next phase of its RCD to allow agencies time to transition to the PDGM. CMS announced that RCD implementation would resume on March 2, 2020 in Texas, followed by demonstrations in North Carolina and Florida on May 4, 2020. However, CMS officials have indicated that these dates are subject to change. The choice selection period began on January 15, 2020 and ended on February 13, 2020 for home health agencies located in Texas. Following the close of the choice selection period, the demonstration was expected to begin in Texas on March 2, 2020, and all periods of care starting on or after this date would be subject to the requirements of the choice selected. However, on March 30, 2020, CMS announced a pause of certain claims processing requirements for the RCD in Illinois, Ohio, and Texas until the PHE for the COVID-19 pandemic has ended. In addition, CMS announced that the demonstration would not begin in North Carolina and Florida on May 4, 2020, as previously scheduled. On July 7, 2020, CMS announced that CMS would discontinue exercising enforcement discretion RCD, beginning on August 3, 2020, regardless of the status of the PHE. CMS announced that the initial choice selection period would begin in North Carolina and Florida on August 3, 2020 and end on August 17, 2020, and that the choice selection period for Ohio’s second review cycle would also begin August 3, 2020 and end on August 17, 2020. On December 22, 2020, CMS delayed the initial choice selection period for Florida and North Carolina and announced that selection period would begin in Florida and North Carolina on March 31, 2021. Following these choice selection periods, home health claims in all demonstration states (Illinois, Ohio, Texas, North Carolina, and Florida) with billing periods beginning on or after March 31, 2021 are subject to review under the requirements of the choice selected.

Home Health Value-Based Purchasing

On January 1, 2016, CMS implemented the Home Health Value-Based Purchasing (“HHVBP”) model. The HHVBP model was designed to give Medicare-certified home health agencies incentives or penalties, through payment bonuses, to give higher quality and more efficient care. HHVBP was rolled out to nine pilot states: Arizona, Florida, Iowa, Maryland, Massachusetts, Nebraska, North Carolina, Tennessee and Washington, six of

which Aveanna currently has home health operations. Bonuses and penalties began in 2018 with the maximum of plus or minus 3% growing to plus or minus 8% by 2022. Payment adjustments are calculated based on performance in 20 measures which include current Quality of Patient Care and Patient Satisfaction star measures, as well as measures based on submission of data to a CMS web portal. The measures used may be subject to modification or change by CMS. Under the demonstration, home health agencies with higher performance receive bonuses, while those with lower scores receive lower payments relative to current levels. Home health agency performance is evaluated against separate improvement and attainment scores, with payment tied to the higher of these two scores. CMS used 2015 as the baseline year for performance, with 2016 as the first year for performance measurement. The first payment adjustment began January 1, 2018, based on 2016 performance data. Between 2018 and 2022, the payment adjustment varies (upward or downward) from 3% to 8%.

Home Health Payment Reform

On February 9, 2018, Congress passed the Bipartisan Budget Act of 2018 (“BBA of 2018”), which funded government operations, set two-year government spending limits and enacted a variety of healthcare related policies. Specific to home health, the BBA of 2018 provides for a targeted extension of the home health rural add-on payment, a reduction of the 2020 market basket update, modification of eligibility documentation requirements and reform to the HHPPS. The HHPPS reform included the following parameters: for home health units of service beginning on January 1, 2020, a 30-day payment system will apply; the transition to the 30-day payment system must be budget neutral; and CMS must conduct at least one Technical Expert Panel during 2018, prior to any notice and comment rulemaking process, related to the design of any new case-mix adjustment model.

The final home health agency regulations introduced by CMS (CMS-1689-FC) updated the Medicare HHPPS and finalized the implementation of an alternative case-mix adjustment methodology, PDGM, that became effective on January 1, 2020. The PDGM adjusted payments to home health agencies providing home health services under Medicare Fee-For-Service based on patient characteristics for 30-day periods of care and also eliminated the use of therapy visits in the determination of payments. While the changes were to be implemented in a budget neutral manner to the industry, the ultimate impact will vary by provider based on factors including patient mix and admission source. Additionally, CMS made assumptions about behavioral changes which were finalized in the 2020 Final Rule released on October 31, 2019 (CMS-1711-FC). CMS assumed that home health agencies will change their documentation and coding practices and will put the highest paying diagnosis code as the principal diagnosis code in order to have a 30-day period be placed into a higher-paying clinical group. Initially, CMS proposed an 8.1% reduction in the base payment rate for a 30-day period of care to ensure overall budget neutrality in Medicare home health spending in 2020. In the 2020 Final Rule, CMS reduced that downward adjustment to 4.36%. Notably, CMS is required by the law to analyze data for CYs 2020-2026, retrospectively, to determine the impact of the difference between assumed and actual behavior changes and to make any such payment changes as are necessary to offset or supplement the adjustments based on anticipated behavior. Additionally, in an effort to eliminate fraud risks, CMS is phasing out requests for anticipated payment (“RAPs”) over 2020 with the full elimination of RAPs in 2021.

Durable Medical Equipment (DME) Medicare Administrative Contractor

Some of our products are classified as Durable Medical Equipment (“DME”) under Medicare regulations. In order to ensure that Medicare beneficiaries only receive medically necessary and appropriate items and services, the Medicare program has adopted a number of documentation requirements. For example, certain provisions under CMS guidance manuals, local coverage determinations, and the Durable Medical Equipment Medicare Administrative Contractor (“DME MAC”) Supplier Manuals provide that clinical information from the “patient’s medical record” is required to justify the initial and ongoing medical necessity for the provision of DME. Some DME MACs, CMS staff and other government contractors have recently taken the position, among other things, that the “patient’s medical record” refers not to documentation maintained by the DME supplier but instead to documentation maintained by the patient’s physician, healthcare facility or other clinician, and that clinical information created by the DME supplier’s personnel and confirmed by the patient’s physician is not sufficient to establish medical necessity. If treating physicians do not adequately document, among other things, their diagnoses and plans of care, the risks that Aveanna will be subject to audits and payment denials are likely to increase. Moreover, auditors’ interpretations of these policies are inconsistent and subject to individual interpretation, leading to significant increases in individual supplier and industry-wide perceived error rates. High error rates could lead to further audit activity and regulatory burdens and could result in Aveanna making significant refunds and other payments to Medicare and other government programs. Accordingly, Aveanna’s future revenues and cash flows from government healthcare programs may be reduced. Private payers also may conduct audits and may take legal action to recover alleged overpayments. Our MS segment could be adversely affected in some of the markets in which it operates if the auditing payer alleges substantial overpayments were made to Aveanna due to coding errors or lack of documentation to support medical necessity determinations.

Federal and state budgetary and other cost-containment pressures will continue to impact the DME industry. We cannot predict whether new federal and state budgetary proposals will be adopted or the effect, if any, such proposals would have on its financial condition and results of operations.

Quality Improvement and Regulatory Services

Aveanna performs quality improvement and regulatory services. The Company has set forth a quality platform that reviews:

•	Performance improvement audits;

•	CHAP standards;

•	ACHC standards;

•	State and regulatory surveys;

•	Publicly reported quality data; and

•	Patient perception of care.

As part of our ongoing quality control, internal auditing, and monitoring programs, we conduct internal regulatory audits at each of our facilities. If a facility does not achieve a satisfactory rating, we require that it prepare and implement a plan of correction. We then follow-up to verify that all deficiencies identified in the initial audit and survey have been corrected.

We constantly expand and refine our continuous quality improvement programs. Specific written policies, procedures, training, and educational materials and programs, as well as auditing and monitoring activities, have been prepared and implemented to address the functional and operational aspects of our business. Our programs also address specific areas identified for improvement through regulatory interpretation and enforcement activities. We believe our consistent focus on continuous quality improvement programs provide us with a competitive advantage in the markets we serve.

Our Training and Compliance Programs

The Company has established and continually maintains a comprehensive compliance program that is designed to assist all of our employees to exceed applicable standards established by federal and state laws and regulations and industry practice. Our goal is to foster and maintain the highest standards of compliance, ethics, integrity, and professionalism in every aspect of our business dealings, and we utilize our compliance program to assist our employees toward achieving that goal.

The purpose of our compliance and ethics program is to promote and foster compliance with applicable legal and regulatory requirements, the requirements of the Medicare and Medicaid programs and other government healthcare programs, industry standards, our Code of Conduct, and our other policies and procedures that support and enhance overall compliance within our Company. Our compliance program focuses on regulations related to the federal False Claims Act, the Stark Law, the federal Anti-Kickback Law, billing and overall adherence to healthcare regulations.

The Company performs many compliance program activities, such as:

•	drafting and revising the Company’s policies and procedures related to compliance and ethics issues;

•	reviewing, making recommended revisions, disseminating and tracking attestations to our Code of Conduct;

•

measuring compliance with our policies and procedures, Code of Conduct and legal and regulatory requirements related to the Medicare and Medicaid programs and other government healthcare programs, laws and regulations;

•

developing and providing compliance-related training and education to all of our employees and, as appropriate, directors, contractors and other representatives and agents, including new-hire compliance training for all new employees, annual compliance training for all employees, sales compliance training to all members of our sales team, billing compliance training to all members of our billing and revenue cycle team and other job-specific and role-based compliance training of certain employees;

•	verifying that current and potential employees are not classified as an excluded individual who is prohibited from participation in any federal healthcare program, such as Medicare or Medicaid;

•

implementing an annual compliance auditing and monitoring work plan and performing and following up on various risk-based auditing and monitoring activities, including both clinical and non-clinical auditing and monitoring activities at the corporate level and at the local agency/facility level;

•	developing, implementing and overseeing our HIPAA privacy and security compliance program;

•	monitoring, responding to and overseeing the resolution of issues and concerns raised through our anonymous compliance hotline;

•	monitoring, responding to and resolving all compliance and ethics-related issues and concerns raised through any other form of communication; and

•	ensuring that we take appropriate corrective and disciplinary action when noncompliant or improper conduct is identified.

All employees are required to report incidents, issues or other concerns that they believe in good faith may be in violation of our Code of Conduct, our policies and procedures, applicable legal and regulatory requirements or the requirements of the Medicare and Medicaid programs and other government healthcare programs.

We believe we have best-in-class nurse training and compliance capabilities that differentiate our recruiting and retention of nurses as well as establish long-lasting relationships with referral sources and payers. Our robust compliance program is led by a seasoned and experienced Chief Compliance Officer who seeks to hold the Company’s employees to a consistent, high standard, with required compliance training and annual audits. Emblematic of our commitment to compliance, all members of our management team and Board of Directors are required to complete the same training and knowledge assessments as our employees. This is designed to ensure that the culture of compliance reaches the highest levels of management within our Company.

We maintain a compliance hotline for all employees and have stringent compliance reporting on an annual basis. Our branch and nurse managers are held personally accountable for our compliance culture, and their incentive compensation is tied to a balanced scorecard that includes clinical quality as a key performance indicator. In addition, we continue to make significant investments in training for nurses and have increased the emphasis on clinical, training and compliance since the Formation. The Company has developed a national nurse training program that is widely sought after as an educational investment by nurses. Our investments in compliance and training have resulted in a very strong track record of patient safety, with fewer than one safety-related injury per 2,000,000 hours of service provided from 2018 to date. We also have demonstrated a low hospital readmission rate, enjoy strong satisfaction scores in patient surveys and benefit from a strong reputation with referral sources.

Trademarks and Intellectual Property

Aveanna has various trademarks and service marks registered with the U.S. Patent and Trademark Office, including: ALWAYS AT HOME®, AVEANNA®, AVEANNACARE®, AVEANNA CONNECT®, AVEANNA HEALTHCARE®, AVEANNA HEALTHCARE (stylized and with Aveanna Logo Design)®, Aveanna Logo (no color claim)®, Aveanna Logo (color)®, Children Design®, LOVING CARE®, LOVING CARE AGENCY®, NURSES ARE THE HEARTBEAT OF PSA®, P.E.E.P.®, PEDIATRIA HEALTHCARE®, PEDIATRIC SPECIAL CARE (stylized and with design)®, PSA HEALTHCARE® and PSAHEALTHCARE (and design)®. EPIC MEDICAL SOLUTIONS® is registered in the State of Arizona.

CAREGIVERS ARE THE HEART OF AVEANNA (SM) is in the process of being registered with the U.S. Patent and Trademark Office. STORK WATCH GIVING LIFE A GOOD START HOME CARE SERVICES FOR MOTHER AND BABIES (and design) is an unregistered service mark. Other than these trademarks, there is no intellectual property, including patents and copyrights, that are material to our business and operations.

The current registrations of these trademarks are effective for varying periods of time and may be renewed periodically, subject to compliance with all applicable renewal requirements, including, where necessary, the continued use of the marks in connection with the registered goods or services. Our rights to some of these trademarks may be limited to select markets. A federally registered trademark provides a presumption of validity and ownership of the mark by Aveanna in connection with its goods or services and constitutes constructive notice throughout the United States of such ownership. A federal registration also provides nationwide trademark rights as of the filing date of the application. Management believes that Aveanna’s name and trademarks are important to its operations and intends to continue to renew its trademark registrations.

Properties and Facilities

Aveanna’s corporate headquarters is leased and is located at 400 Interstate N Parkway, Suite 1600, Atlanta, Georgia 30339. Aveanna also maintains approximately 250 leases for other offices and medical sites with various expiration terms from more than one year to 10 years. Aveanna does not currently own any real estate.

Legal Proceedings and Government Matters

We are a party to legal proceedings, claims and governmental inquiries in the ordinary course of our business. We are exposed to various risks related to legal proceedings, claims and governmental inquiries that could adversely affect our operating results. The nature of our business exposes us to various liability claims, which may exceed the level of our insurance coverage, meaning that our insurance may not fully protect us. See “Risk Factors—Risks Related to Our Business and Industry.”

On July 27, 2015, with no admissions of liability, PSA, a predecessor to Aveanna, entered into a settlement agreement with the DOJ relating to certain business practices, specifically the alleged retention of credit balances by PSA owed to various state and federal payers prior to the formation of Aveanna in March 2017. Concurrently with its entry into this agreement, PSA entered into a CIA with the OIG. See “Risk Factors—Risks Related to Our Regulatory Framework.” Although the covered conduct related to services prior to the formation of Aveanna, the CIA, for operational and organizational consistency, relates to all of Aveanna’s PDN operations. With the formation of Aveanna on March 16, 2017, Aveanna assumed responsibility for compliance with and completion of the CIA. The CIA, which has a term of five years, formalizes various aspects of already existing ethics and compliance programs and contains other requirements designed to help ensure ongoing compliance with federal healthcare program requirements. Aveanna’s compliance obligations under the CIA terminated on July 27, 2020, and Aveanna submitted its final annual report to OIG on October 15, 2020. Paragraph II.B. of the CIA provides that “Sections VII, X and XI shall expire no later than 120 days after OIG’s receipt of: (1) PSA’s final report; or (2) any additional materials submitted by PSA pursuant to OIG’s request, whichever is later.” On January 8, 2021, we submitted a supplemental report to OIG in response to several questions arising out of our annual report. With the submission of the supplemental report, and if no further inquiries are received from OIG, all material obligations under the CIA should terminate on or about May 4, 2021. OIG will formalize the termination of a CIA with a closure letter.

On February 9, 2019, certain employees filed a complaint against the Company in the San Diego Superior Court (Central Division) alleging failure to correctly pay overtime, failure to be provided with meal and rest break periods, and failure to track and monitor off the clock work. We reported the matter to insurance and engaged in settlement negotiations. This matter has been settled and the parties received final approval of the settlement agreement by the Court on February 1, 2021, which constitutes a final judgment in this matter. The nature of the relief granted under the settlement agreement was strictly monetary, in a gross settlement amount of $4.45 million. The Court will retain jurisdiction for the next 180 days to ensure that the settlement has been appropriately administered in accord with the order approving the settlement.

On March 21, 2019, the Texas Health and Human Services Commission (“TX HHSC”) initiated revocation proceedings to terminate the PDN license for one of our local branch offices for an incident involving patient hospitalization and reporting requirements. On May 9, 2019, the Company timely appealed and revocation is stayed pending administrative hearing. The hearing in this matter remains stayed, as the Company and TX HHSC have reached an agreement in principle and are working to finalize the terms and conditions and necessary documentation. Under the proposed settlement, the Company will pay fines of approximately $11,000 and will retain its PDN license. The Company will also implement additional education and training.

In October 2019, the Antitrust Division of the U.S. Department of Justice served upon us a grand jury subpoena currently requiring the production of documents and information pertaining to nurse wages and hiring activities in certain of our local markets. We are cooperating with the Antitrust Division, from which we received our most recent communication in August 2020, and we believe that these inquiries are unlikely to materially impact our business, results of operations and financial condition.

In February 2020, the Company advised the Office for Civil Rights, certain potentially affected persons and applicable State Attorneys General that consumer information (including social security numbers and financial account information) may have been illegally accessed by an unauthorized third party. The Company hired leading forensic firms to support its investigation, assess its systems and implement measures to bolster its security. Based on its investigation, the Company determined that the intruder may have accessed certain employee email accounts between July 9, 2019 and August 24, 2019. The Company notified approximately 170,000 impacted individuals (including current and former patients) that it is possible certain information may have been copied and transferred as a result of the unauthorized access, although there was no confirmation of any unauthorized acquisition, disclosure, use of, or access to such information as a result of the incident. Following the incident, the Company received notice that a class action complaint had been filed against the Company in the U.S. District Court for the Northern District of Georgia. The complaint alleges, among other things, that the Company failed to take the necessary security precautions to protect patient information and prevent the data breach, and that the Company failed to provide timely and adequate notice to affected persons that their personal information had been subject to unauthorized access. Because of the early stage of this matter and the uncertainties of litigation, we cannot predict the ultimate resolution of this matter or estimate the amounts of, or ranges of, potential loss, if any, with respect to this proceeding. The Company intends to defend this lawsuit vigorously and has filed a motion to dismiss the case, which is currently pending. In addition, the Company has responded to a request for information regarding the data breach and the Company’s response from the Office for Civil Rights as well as additional inquiries from State Attorneys General. The Company has provided the information requested to each of these agencies. The Company could face fines or penalties as a result of these inquiries. However, due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amounts of, or ranges of, potential loss, if any.

On August 6, 2020, the Company sued Epic/Freedom, LLC, Webster Capital Corporation, Webster Equity Partners and several related parties (the “Defendants”) in the Delaware Superior Court. The Company asserts that the Defendants made fraudulent representations and warranties in connection with the Epic acquisition. The Company is seeking damages ranging from $24 million to $50 million. The Company also requested a declaratory judgment holding that the Defendants waived any claim to $7.125 million in escrow funds. The Defendants asserted four counterclaims: (1) specific performance of an alleged right to control a tax audit; (2) advancement of litigation fees and expenses; (3) a declaratory judgment; and (4) breach of contract claim concerning the escrow funds. The Company has reached an agreement with the Defendants, which allows the Defendants to take a principal role in the applicable tax audit, although the Company will continue to communicate with the Internal Revenue Service and retain the ability to make strategic decisions with respect to this audit. We believe the claim for advancement of litigation fees and expenses is close to resolution, and the remaining claims are currently ongoing. Due to the early stages of these matters, we cannot predict the ultimate resolution or estimate the amount of recovery, if any.

MANAGEMENT

Directors and Executive Officers

The following table provides information regarding our executive officers and members of our Board of Directors as of the date of this prospectus:

Name	Age	Position
Rodney D. Windley	73	Executive Chairman
Tony Strange	58	Chief Executive Officer and Director
Jeffrey Shaner	48	Chief Operating Officer
David Afshar	49	Chief Financial Officer
Shannon Drake	46	General Counsel and Chief Legal Officer
Ed Reisz	62	Chief Administrative Officer
Beth Rubio	64	Chief Clinical Officer
Patrick Cunningham	65	Chief Compliance Officer
Victor F. Ganzi	74	Director
Christopher R. Gordon	48	Director
Devin O’Reilly	46	Director
Sheldon M. Retchin, M.D., M.S.P.H.	70	Director
Steven E. Rodgers	49	Director
Robert M. Williams, Jr.	56	Director
Richard C. Zoretic	62	Director

The following is a brief biography of each executive officer and director.

Rodney D. Windley, Executive Chairman, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Windley served as Executive Chairman of PSA from October 2015 to 2017. Previously, Mr. Windley served as executive chairman of the board of directors of Gentiva from February 2013 to December 2014 and as a director from February 2006 in connection with the acquisition of Healthfield. Mr. Windley, Healthfield’s founder, had served as its chairman and chief executive officer since its inception in 1986 until its acquisition in 2006. Mr. Windley is the chairman of Prom Queen, LLC, a private real estate holding and restaurant development company, chairman of RDW Ventures, LLC, a private equity firm, and chairman of Gulf Coast Yacht Group, LLC, a private yacht and sport fishing dealership. Mr. Windley received his Bachelor of Arts degree in accounting and finance from the University of West Florida.

Tony Strange, Chief Executive Officer and Director, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Strange served as president and chief executive officer of PSA from November 2015 to 2017. Mr. Strange served as chief executive officer and a director of Gentiva from January 2009 until February 2015. From 2001 to 2006, Mr. Strange served as president and chief operating officer of Healthfield. Mr. Strange joined Healthfield in 1990 and served in other capacities, including regional manager, vice president of development and chief operating officer, until being named president in 2001. Mr. Strange received his Bachelor of Science degree from the University of South Carolina.

Mr. Strange’s qualifications to serve on our Board of Directors include over 30 years of experience in the home health industry in various operating, financial and sales roles, and his past experiences serving as chief executive officer, chairman and board member of a publicly traded healthcare company and as chairman of an audit committee.

Jeffrey Shaner, Chief Operating Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Shaner was chief operating officer of PSA since October 2015. Mr. Shaner began his healthcare business career in 2000 leading the operations at Total Care Inc. Mr. Shaner joined Healthfield following its acquisition of

Total Care Inc. and was later appointed to lead its home health division. Mr. Shaner served as president of operations of Gentiva from August 2010 until February 2015 and as operating partner for Linden Capital/Blue Wolf Capital, a private equity firm, from February 2015 to October 2015. Mr. Shaner received his Bachelor of Arts degree in business finance and economics from the University of Pittsburgh.

David Afshar, Chief Financial Officer, joined Aveanna in February 2018. Prior to that, Mr. Afshar served from 2010 to 2018 as chief financial officer of ApolloMD, a large multispecialty physician practice. Mr. Afshar has also served as an Inspections Leader with the Public Company Accounting Oversight Board, where he led inspections of “Big Four” audit firms. In addition, Mr. Afshar has served as chief accounting officer and interim CFO with Regency Hospital Company, a long-term acute care provider. Mr. Afshar received his Bachelor of Arts degree in Accounting from the University of Maryland and started his career with Ernst & Young, where he spent the majority of his time in the Health Sciences practice and served as senior manager.

Shannon Drake, General Counsel and Chief Legal Officer, joined Aveanna in 2017. Prior to that, Mr. Drake served as senior vice president and chief counsel at Kindred At Home, a nationwide home, health, hospice, and community care provider, from 2011 to 2017, and prior to that as assistant general counsel at Pruitt Healthcare, a Southeast regional operator of nursing facilities and home health and hospice locations. Mr. Drake previously served as an officer of the Kindred-Gentiva Hospice Foundation, and was a member of the board of directors of Mt. Bethel Christian Academy. Mr. Drake received his Bachelor of Arts degree in economics and political science and his Juris Doctor degree from the University of Georgia.

Ed Reisz, Chief Administrative Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Mr. Reisz served as executive vice president and chief human resource officer for PSA from 2015 to 2017. Before joining PSA, Mr. Reisz served as the senior vice president and chief human resource officer for Gentiva. Mr. Reisz began his career in the financial industry and is the founder of Bridgewater Consulting, a regional consulting firm focusing on the home care industry.

Beth Rubio, Chief Clinical Officer, joined Aveanna in 2017 upon its Formation. Prior to that, Ms. Rubio served as vice president of clinical services and chief clinical officer since 2009 of PSA. Ms. Rubio joined PSA in 1993 and served as vice president and quality improvement and regulatory services prior to her promotion in 2009. Ms. Rubio has served on the advisory board for Chamberlain College of Nursing and is currently on the board for United Healthcare Children’s Foundation. Ms. Rubio received her Associate of Science degree in nursing from Hillsborough Community College and her Bachelor of Science degree in nursing from the University of Tampa.

Patrick Cunningham, Chief Compliance Officer, joined Aveanna in 2017. Prior to that, Mr. Cunningham served as vice president and chief compliance officer of PSA from 2013 to 2017 and as vice president of the hospice division of Gentiva from 2004 to 2013. Before that, Mr. Cunningham led a behavioral health homecare program in Connecticut that provided therapeutic and preventive healthcare services. Mr. Cunningham is a registered psychiatric nurse and a state registered nurse. He received his Bachelor of Arts degree in health administration from the Institute of Public Administration in Dublin, Ireland and his Master of Science in Nursing from Yale University.

Victor F. Ganzi, Director, has served on our Board of Directors since 2017 upon our Formation. Prior to that, Mr. Ganzi served as the lead director on the advisory board of Gentiva from 2009 to 2015, as a director of PSA from 2016 to 2017 and as president and chief executive officer of the Hearst Corporation from 2002 to 2008. Prior to joining the Hearst Corporation, Mr. Ganzi was the managing partner at Rogers & Wells, now a part of Clifford Chance, an international law firm. Before joining Rogers & Wells, Mr. Ganzi was a certified public accountant, specializing in taxation, at a Big Four accounting firm. Mr. Ganzi currently serves on the board of Willis Towers Watson, a global advisory, broking and solutions company, and previously served as a director for companies such as Wyeth, ESPN, Hearst—Argyle Television and Gentiva Health Services, Inc. Mr. Ganzi also currently serves on the boards of the PGA Tour, Foster & Partners and the Whitney Museum of American Art. Mr. Ganzi graduated summa cum laude from Fordham University with a Bachelor of Science degree in accounting, received a Juris Doctor degree from Harvard Law School and holds an L.L.M. in taxation from New York University.

Mr. Ganzi’s qualifications to serve on our Board of Directors include chairing and serving on more than 20 public, private and nonprofit boards over the course of his career and his extensive legal, accounting and business management education and experience.

Christopher R. Gordon, Director, has served on our Board of Directors since 2017. Mr. Gordon has been a managing director at Bain Capital since 2009 and is co-head of its North American Private Equity business. Since joining Bain in 1997, Mr. Gordon has served on the boards of directors for several healthcare companies in which Bain Capital has invested, including more recently Cerevel Therapeutic Holdings, Inc., Grupo NotreDame Intermédica, Surgery Partners, Inc. and U.S. Renal Care, Inc. Mr. Gordon currently also serves on the boards of directors of three not-for-profit organizations: Tenacity, Inc., the Dana Farber Cancer Institute and the Boston Medical Center Health Plan. Mr. Gordon is also a founding director of the Healthcare Private Equity Association, a not-for-profit trade group that supports the reputation, knowledge and relationships of the healthcare private equity community. Mr. Gordon received his Bachelor of Arts degree in economics from Harvard College and his Master of Business Administration degree from Harvard Business School.

Mr. Gordon’s qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on the boards of multiple healthcare companies over the course of his career.

Devin O’Reilly, Director, has served on our Board of Directors since 2017. Mr. O’Reilly has been a managing director of Bain Capital since 2013 and is co-head of healthcare investments in North America. Mr. O’Reilly previously spent five years in Bain Capital’s London office, where he led the European private equity healthcare team. Prior to joining Bain Capital in 2005, Mr. O’Reilly was a consultant at Bain & Company where he consulted for private equity and healthcare industry clients. Mr. O’Reilly serves on the board of directors of several Bain Capital portfolio companies, including Grupo NotreDame Intermédica, Surgery Partners, Inc., U.S. Renal Care and Atento S.A. Mr. O’Reilly received his Bachelor of Arts degree from Princeton University and his Master of Business Administration degree from the University of Pennsylvania.

Mr. O’Reilly’s qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on multiple boards over the course of his career.

Sheldon M. Retchin, M.D., M.S.P.H, Director, has served on our Board of Directors since 2017. Dr. Retchin has been a professor of health services management and policy in the College of Public Health and professor of medicine in the College of Medicine at The Ohio State University (“OSU”) since March 2015. Dr. Retchin also served as executive vice president for health sciences at OSU and chief executive officer of Wexner Medical Center from March 2015 to May 2017. Prior to joining the faculty of OSU, Dr. Retchin was senior vice president for health sciences at Virginia Commonwealth University (“VCU”) and chief executive officer of the VCU Health System from July 2003 until February 2015. In 2015, Dr. Retchin was appointed as one of the 17 Commissioners to the Medicaid and CHIP Payment and Access Commission. From 2009 until 2015, Dr. Retchin served on the board of directors of Gentiva Health Services, Inc. Dr. Retchin received his Bachelor of Arts degree in Psychology, Medical Degree, and Master of Public Health degree from the University of North Carolina at Chapel Hill.

Dr. Retchin’s qualifications to serve on our Board of Directors include his extensive experience as an executive in major medical centers and appointments to several national panels related to Medicaid and Medicare programs, managed care, the costs of care and the physician workforce.

Steven E. Rodgers, Director, has served on our Board of Directors since 2017. Prior to that, he was on the board of PSA from 2015 to 2017. Mr. Rodgers is a managing director of Morgan Stanley, a member of the

Investment Committee, the head of healthcare investing and a partner of Morgan Stanley Capital Partners. Mr. Rodgers joined Morgan Stanley in 2018 from J.H. Whitney Capital Partners, where he was a senior managing director focusing on private equity investments from April 2013 to March 2018. At J.H. Whitney, Mr. Rodgers was a member of the Investment Committee and led the firm’s healthcare investing activities. Mr. Rodgers serves on the board of directors of Ovation Fertility, 3B Scientific, Clarity Software and U.S. HealthConnect. He previously served on the board of directors of a number of other healthcare companies, including Amisys Synertech, Herbalife, Patient Keeper and Symbion. Mr. Rodgers received his Bachelor of Arts degree in government from Dartmouth College and his Master of Business Administration degree from The Stanford University Graduate School of Business.

Mr. Rodgers’ qualifications to serve on our Board of Directors include his extensive experience in the healthcare and private equity industries, his business training and education, and his experience serving on multiple boards and committees over the course of his career.

Robert M. Williams, Jr., Director, has served on our Board of Directors since 2017. Prior to that, he was on the board of PSA from 2015 to 2017. Mr. Williams is a senior managing director at J.H. Whitney Capital Partners and Investment Committee member. Prior to joining J.H. Whitney Capital Partners in 2000, Mr. Williams was a partner at Duff & Phelps, an advisory firm specializing in governance-related issues. Mr. Williams received his Bachelor of Arts degree in economics from Bucknell University and his Master of Business Administration degree from Columbia University.

Mr. Williams’ qualifications to serve on our Board of Directors include his extensive experience in the private equity industry, his business training and education, and his experience serving on multiple boards and committees over the course of his career.

Richard C. Zoretic, Director, has served on our Board of Directors since 2017. Prior to that, Mr. Zoretic served as executive vice president of WellPoint and president of the company’s Government Business Division from January 2013 to May 2014. Before that, Mr. Zoretic served as the chief operating officer of Amerigroup Corporation. Earlier in his career, Mr. Zoretic held a series of positions with the Group Life and Health operations of MetLife, served in a senior leadership positions at UnitedHealth Group and was a management consultant in Deloitte Consulting’s healthcare practice. Mr. Zoretic serves on the boards of Molina Healthcare, HealthSun in Florida and Landmark Health in California. Mr. Zoretic received his Bachelor of Science degree in finance from Pennsylvania State University and attended graduate executive programs at Harvard Business School, the University of Virginia Darden School of Business and the Harvard School of Public Health.

Mr. Zoretic’s qualifications to serve on our Board of Directors include his over 30 years of experience in managed health care and his past experiences serving as a senior executive at various companies in the healthcare industry.

Family Relationships

There are no family relationships between any of our officers or directors.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Contemporaneously with this offering, our Board of Directors will be composed of nine directors. Certain aspects of the composition and functioning of our Board of Directors may be subject to the rights of our principal stockholders under agreements with the Company, as prior to the consummation of this offering, the Sponsor Affiliates expect to agree on a corporate governance structure and Board of Directors designation rights for the Company following this offering which will be described in a subsequent amendment to this registration statement. Subject to such agreements, nominees for election as directors will be recommended to our Board of Directors by our nominating and corporate governance committee in accordance with the provisions of applicable corporate law and the charter of our nominating and corporate governance committee. See “—Board Committees—Nominating and Corporate Governance Committee.”

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to effectively satisfy its oversight responsibilities in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in the directors’ respective biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In accordance with our Amended Charter and Amended Bylaws, each of which became effective prior to the consummation of this offering, our Board of Directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a staggered three-year term and one class being elected at each annual meeting of stockholders. As a result, approximately one-third of our Board of Directors will be elected each year. We expect that, following this offering, our directors will be divided among the three classes as follows:

•	The Class I directors will be Victor F. Ganzi, Devin O’Reilly and Robert M. Williams, Jr., and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	The Class II directors will be Christopher R. Gordon, Steven E. Rodgers and Rodney D. Windley, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	The Class III directors will be Dr. Sheldon M. Retchin, Tony Strange and Richard Zoretic, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of the Company. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock” and “Description of Capital Stock—Anti-Takeover Provisions.”

In connection with the consummation of this offering, the Board of Directors will be increased to add two new directors, resulting in a total of 11 members. These new directorships will be vacant at the time of the consummation of this offering and will be reserved for independent director nominees that will bring additional diversity to our Board of Directors. We have engaged a consulting firm to assist the Board to identify potential directors to fill these vacancies. Pursuant to our A&R Stockholders Agreement, the Sponsor Affiliates must designate any nominee that is ultimately identified as a candidate for one of these newly-created directorships.

Director Independence

Prior to the consummation of this offering, our Board of Directors undertook a review of the independence of our directors and considered whether any director had a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board of Directors has affirmatively determined that each of Victor F. Ganzi, Christopher R. Gordon, Devin O’Reilly, Dr. Sheldon M. Retchin, Steven E. Rodgers, Robert M. Williams, Jr. and Richard Zoretic is an “independent director,” as defined under the rules of Nasdaq. In making these determinations, our Board of Directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Controlled Company Exception

After the consummation of this offering, the Sponsors Affiliates will continue to beneficially own more than 50% of the combined voting power of our common stock. As a result, the Sponsor Affiliates will be entitled to nominate at least a majority of the total number of directors comprising our Board of Directors, and we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

Under the Nasdaq corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (i) the requirement that a majority of our Board of Directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to our full Board of Directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not be obligated to maintain a majority of independent directors on our Board of Directors; therefore, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. If we cease to be a “controlled company,” then we will be required to comply with these provisions within the transition periods specified in the Nasdaq corporate governance rules.

Diversity

Board of Directors

We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse attributes on the Board of Directors. Establishing and implementing a policy regarding diversity and female representation on the Board of Directors will be an element that we will take into consideration going forward.

The Board of Directors is committed to increasing the level of women on the Board of Directors as board turnover occurs from time to time, taking into account educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of female representation on the Board of Directors. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse attributes are sufficiently represented on the Board of Directors, will be an important component of the selection process for new members of the Board of Directors going forward.

Gender diversity on the Board of Directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

The Board of Directors has not adopted a target regarding the number of women on the Board of Directors as the Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

Executive Officer Positions

In appointing individuals to executive officer positions, we weigh a number of factors, including educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, the ability to represent the best interests of our stockholders along with the level of diverse representation within our senior management team. We are committed to increasing the diversity of our executive officers going forward.

We have not adopted a target for the number of diverse candidates in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in our senior management team is to identify high-potential candidates within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization. The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

Board Committees

Upon the consummation of this offering, the committees of our Board of Directors will comprise an audit committee, a compensation committee, a nominating and corporate governance committee and a clinical quality and compliance committee. Each committee will operate under a charter approved by our Board of Directors. Members will serve on these committees until their respective resignations or until otherwise determined by our Board of Directors. Following this offering, copies of each committee’s charter will be available on our website, located at www.aveanna.com. Information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of this offering, the audit committee will be composed of Victor F. Ganzi, Dr. Sheldon M. Retchin, Steven E. Rodgers and Richard Zoretic, with Mr. Ganzi serving as chair. Mr. Ganzi qualifies as an “audit committee financial expert” as such term has been defined in Item 407(d)(5) of Regulation S-K. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our Board of Directors has affirmatively determined that Messrs. Ganzi, Retchin, Rodgers and Zoretic each meet the definition of “independent director” for purposes of serving on the audit committee under the Nasdaq rules and the independence standards under Rule 10A-3 of the Exchange Act and the Nasdaq rules.

Following this offering, both our independent registered public accounting firm and management personnel will periodically meet privately with our audit committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

•	overseeing succession planning for our executive officers;

•	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

•	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and

•	developing and recommending to our Board of Directors a set of corporate governance guidelines.

Upon the consummation of this offering, the nominating and corporate governance committee will be composed of Devin O’Reilly, Tony Strange, Robert M. Williams, Jr. and Rodney D. Windley, with Mr. Windley serving as chair. As described above, we intend to avail ourselves of the “controlled company” exemption under the Nasdaq rules, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors. Messrs. Windley and Strange do not qualify as “independent directors” under the Nasdaq rules.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers;

•	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our Board of Directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

Upon the consummation of this offering, the compensation committee will be composed of Christopher R. Gordon, Devin O’Reilly, Steven E. Rodgers and Robert M. Williams, Jr., with Mr. O’Reilly serving as chair. As described above, we intend to avail ourselves of the “controlled company” exemption under the Nasdaq rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Clinical Quality and Compliance Committee

Our clinical quality and compliance committee will oversee our non-financial compliance matters and will be responsible for, among other things:

•	identifying, reviewing and analyzing laws and regulations applicable to us;

•	recommending to the Board of Directors, and monitoring the implementation of, compliance programs, policies and procedures that comply with local, state and federal laws, regulations and guidelines;

•	reviewing significant compliance risk areas identified by management;

•	discussing periodically with management the adequacy and effectiveness of policies and procedures to assess, monitor, and manage non-financial compliance business risk and compliance programs;

•	monitoring compliance with, authorizing waivers of, investigating alleged breaches of and enforcing our non-financial compliance programs; and

•	reviewing our procedures for the receipt, retention and treatment of complaints received regarding non-financial compliance matter.

Upon the consummation of this offering, the clinical quality and compliance committee will be composed of Devin O’Reilly, Dr. Sheldon M. Retchin, Tony Strange and Robert M. Williams, Jr., with Dr. Retchin serving as chair.

Role of the Board of Directors in Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Indemnification of Directors and Officers

Our Amended Charter and Amended Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website, www.aveanna.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information contained on or accessible through our website does not form a part of this prospectus and is not incorporated by reference herein.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read together with the compensation tables and related disclosures that follow. This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the programs summarized in this discussion. The following discussion may also contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of future results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation Discussion and Analysis

This compensation discussion and analysis provides an overview of our approach to compensating our named executive officers, our executive compensation philosophy, the overall objectives of our executive compensation program and each material element of named executive officer compensation for the fiscal year ended January 2, 2021.

Our named executive officers for the fiscal year ended January 2, 2021 were as follows:

•	Rodney D. Windley, Executive Chairman

•	Tony Strange, Chief Executive Officer

•	Jeffrey Shaner, Chief Operating Officer

•	David Afshar, Chief Financial Officer

•	Shannon Drake, General Counsel and Chief Legal Officer

Prior to our initial public offering, the compensation committee of our Board of Directors was responsible for reviewing our executive compensation program and determining the compensation of our Chief Executive Officer as well as our other named executive officers. Additionally, the compensation committee was responsible for approving grants of awards under our previous stock incentive plan (the “2017 Plan”) for executive employees. Upon the consummation of this offering, the compensation committee will be responsible for, among other things: (i) reviewing and approving the corporate goals and objectives, evaluating the performance and reviewing and approving the compensation of our executive officers, (ii) reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs, (iii) reviewing and approving all employment agreement and severance arrangements for our executive officers, (iv) making recommendations to our Board of Directors regarding the compensation of our directors and (v) retaining and overseeing any compensation consultants. Although we currently do not intend to alter our compensation objectives, other than as described herein, our compensation committee intends to develop and maintain a compensation framework that is appropriate and competitive for a public company and may establish executive compensation objectives and programs that are different from those currently in place.

Our compensation programs for our named executive officers are structured to incentivize performance, with a particular focus on long-term results, growth and profitability. We have utilized traditional elements of compensation that reflect our overall success, including base salary, annual cash incentives and equity-based incentives. We believe that our compensation programs promote our success and lead to better financial results, which, in turn, result in better returns for our stockholders.

Executive Compensation Objectives and Philosophy

We believe that it is important to reward our executives for strong performance in our business and industry, which have significant operational and regulatory challenges, and to incentivize them to continue to take actions to deliver strong results for our investors by growing our geographical footprint, expanding our client relationships, broadening our client base and pursuing new market opportunities. At the same time, we believe that it is important to disincentivize unnecessary risk-taking. We design our executive compensation programs to attract talented executives to join the Company and to motivate them to position us for long-term success, achieve superior operating results and increase stockholder value. To realize these objectives, the following are the core elements of our executive compensation philosophy:

•

Performance-Based: A significant portion of executive compensation should be “at-risk,” performance-based pay linked to specific, measurable short-term and long-term goals that reward both organizational and individual performance;

•	Stockholder Aligned: Incentives should be structured to create a strong alignment between executives and stockholders on both a short-term and long-term basis; and

•

Market Competitive: Compensation levels and programs for executives, including our named executive officers, should be competitive relative to the markets in which we operate and compete for talent. It is important to leverage an understanding of what constitutes competitive pay in our markets and build strategies to attract, incentivize, reward and retain top talent.

By incorporating these core design elements, we believe our executive compensation program is in line with and supportive of our stockholders’ objectives and effective in attracting, motivating and retaining the level of talent we need to successfully manage and grow our business.

Process for Determining Compensation

Each year, the compensation committee reviews the performance and compensation of our named executive officers. The compensation committee assesses the Company’s performance against its annual enterprise priorities and evaluates the performance of the named executive officers relative to those priorities and their individual objectives for the year in question. The compensation committee seeks to ensure that a substantial portion of our named executive officers’ annual compensation is directly linked to the performance of our business.

In determining compensation for our named executive officers, the compensation committee considers each named executive officer’s position and responsibility, the Chief Executive Officer’s and Executive Chairman’s recommendations for the named executive officers other than themselves, compensation levels of other members of the Company’s senior leadership team, and the performance of the Company and each named executive officer. The compensation committee has not historically retained a compensation consultant to assist it in designing our compensation program or setting compensation levels for our named executive officers. The compensation committee has considered survey and other market data in evaluating compensation levels for our named executive officers. Based on the considerations described above and the judgment and experience of its members, the compensation committee establishes the compensation levels for our named executive officers and the allocation of total compensation among each of our main components of compensation described below.

In connection with this offering, the compensation committee has retained an independent executive compensation consultant, Aon Hewitt, to provide the compensation committee with input and guidance on all components of our executive compensation program, including risk and stockholder alignment, assist the compensation committee in selecting a peer group and advise the compensation committee with respect to market data for base salary, annual bonus, long-term equity compensation and other competitive pay practices for similarly situated executives in our peer group.

Relationship of Compensation Practices to Risk Management

Our compensation programs and practices are designed to discourage excessive risk-taking behavior and the potential impacts thereof. For example, we believe that the following features of our executive compensation programs mitigate risk:

•	Challenging, but attainable goals that are well-defined and communicated;

•	Balance of short- and long-term variable compensation tied to a mix of commercial, financial and individual performance metrics; and

•	Establishment of controls in the administration of our plans to ensure performance against established company performance metrics is objectively and independently determined.

Components of Executive Compensation

The following are the key components of our compensation program for our executives, including our named executive officers:

•	base salary;

•	annual incentive bonus; and

•	long-term equity incentive compensation in the form of stock options and restricted stock units.

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting, retaining and motivating talented executives. Furthermore, we structure the annual incentive bonus and long-term equity incentive compensation to ensure alignment of our executives’ interests with those of our stockholders. Collectively, these components are designed to motivate and reward our executives and drive our short- and long-term performance and increase stockholder value.

Our base salaries are designed to attract and retain individuals with superior talent, be market competitive and reward executives for their individual performance and our short-term performance. Our annual incentive bonus program is designed to motivate our executives to achieve the targets we set annually for selected performance metrics, to reward them for that achievement and to hold them accountable if they fail to deliver. Our long-term incentive compensation ensures that our executives have a continuing stake in our long-term success and have incentives to increase our equity value.

Base Salaries

Base salaries reflect the fixed component of the compensation for an executive officer’s ongoing contribution to our operations. We provide our named executive officers with base salaries that are intended to provide them with a level of assured, regularly paid cash compensation that is competitive and reasonable. Our named executive officers’ base salaries were based on their respective employment agreements with us (each, as amended, an “Employment Agreement, and collectively, the “Employment Agreements”). Our compensation committee reviews salary levels annually as part of our performance review process, as well as in the event of promotions or other changes in our named executive officers’ positions or responsibilities. When establishing base salary levels, our compensation committee considers a number of qualitative factors, including the named executive officer’s experience, knowledge, skills, level of responsibility and performance.

For fiscal year 2020, the base salaries of our named executive officers were as follows:

•	Rodney D. Windley: $750,000.

•	Tony Strange: $750,000.

•	Jeffrey Shaner: $550,000.

•	David Afshar: $400,000.

•	Shannon Drake: $350,000.

Annual Cash Incentive Bonus

We have entered into Employment Agreements with our named executive officers. Pursuant to their Employment Agreements, our named executive officers are entitled to receive an annual cash bonus targeted at a specified percentage of their annual base salary paid to them during each year. Each named executive officer’s annual bonus is subject to performance goals and bonus criteria defined and approved by the Board of Directors in advance of each calendar year. The annual cash bonus targets for our named executive officers for 2020 were as follows:

•	Rodney D. Windley: $750,000 (100%).

•	Tony Strange: $750,000 (100%).

•	Jeffrey Shaner: $412,500 (75%).

•	David Afshar: $300,000 (75%).

•	Shannon Drake: $210,000 (60%).

The annual cash incentive bonus opportunity plays an important role in our approach to total compensation. We believe that this opportunity motivates our executives to work hard and proficiently toward improving our operating performance, and it requires that we achieve defined annual financial performance goals before participants become eligible to receive an incentive payout. We believe that achieving our financial objectives is important to executing our business strategy, strengthening our services and solutions, improving client satisfaction and gaining new clients and delivering long term value to our stockholders. In addition, we believe that the cash incentive program helps to attract and retain a highly qualified workforce and to maintain a market competitive compensation program.

Long-Term Equity Incentives

In addition to base salary and annual incentive compensation, each of our named executive officers is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and our long-term performance, thereby creating alignment between executive and stockholder interests.

2017 Plan

In November 2017, our Board of Directors and our stockholders approved the 2017 Plan, which was subsequently amended and restated on April 19, 2021. The 2017 Plan provides the flexibility to grant a combination of stock options and deferred restricted stock units. In May 2018, our Board of Directors granted Rodney Windley and Tony Strange joint senior executive authority to issue up to 143,500 stock options to any single individual, including our executive officers, and up to 512,500 stock options, in the aggregate, during any calendar year. Messrs. Windley and Strange have authorized such issuances from time to time in order to quickly and efficiently attract and motivate employees of the Company, including executive officers.

Certain of our named executive officers, along with other key employees, were granted stock options under the 2017 Plan shortly after its approval by the Board of Directors in November 2017, or, if later, at the commencement of their employment with the Company or their promotion, and they were eligible to receive additional awards of stock options or deferred restricted stock units under the 2017 Plan at the discretion of the Board of Directors. Since the Board of Director’s approval of the 2017 Plan in November 2017, we have not made annual or regular equity grants to our named executive officers or other key employees.

Our named executive officers have received grants of awards under the 2017 Plan pursuant to one or more stock option agreements that were entered into either following the Formation or the executive’s initial employment with the Company. In November 2020, Mr. Afshar and Mr. Drake received grants of 102,500 stock options each.

2021 Plan

We have adopted the 2021 Plan, which will be effective on the day of the effectiveness of the registration statement to which this prospectus relates. On and after the 2021 Plan’s effectiveness, no new awards may be granted under the 2017 Plan. Shares of our common stock that are subject to awards that are forfeited and/or cancelled under the 2017 Plan on or after the 2021 Plan’s effectiveness shall be available to be issued as part of the 2021 Plan. The 2021 Plan is designed to provide the Board and the compensation committee with flexibility in terms of the types of awards that can be granted and the underlying terms and conditions of such awards. The material terms of the 2021 Plan are summarized below.

Share Reserve. The maximum aggregate number of shares of common stock that may be subject to awards under the 2021 Plan will be 11,354,255 shares (the “Initial Share Pool”). The 2021 Plan contains an automatic share increase feature pursuant to which the 2021 Plan share pool will automatically increase, commencing on January 1, 2022 and ending on and including January 1, 2031 in an amount equal to the lesser of (i) two percent (2%) of the number of outstanding shares on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by the Board; provided that, the maximum number of shares that may be issued upon the exercise of incentive stock options shall equal the Initial Share Pool.

Administration. The compensation committee is expected to administer the 2021 Plan unless the Board assumes authority for administration. The 2021 Plan provides that the Board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to individuals who are subject to Section 16 of the Exchange Act, or officers or directors to whom authority to grant or amend awards has been delegated hereunder, which must be approved by our full board of directors. Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or revoke rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2021 Plan. The full board of directors will administer the 2021 Plan with respect to awards to non-employee directors.

Eligibility. Incentive stock options (ISOs), nonqualified stock options, stock appreciation rights (SARs), restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted ISOs.

Awards. The 2021 Plan provides that the administrator may grant or issue ISOs, nonqualified stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

Director Limit. The 2021 Plan provides that the sum of the grant date fair value of equity-based awards and the amount of any cash-based awards or other fees granted to a non-employee director during any calendar year shall not exceed $750,000.

Change in control. In the event of a change in control, each outstanding award will be treated as the compensation committee determines in its sole discretion and on such terms and conditions as the compensation committee deems appropriate including, without limitation, assumption or substitution of awards by the acquirer, termination of awards or cash-out of awards. In the event the acquirer does not assume or substitute awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The compensation committee may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of awards. In the event of any stock dividend or other distribution, stock split, forward stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and grant or exercise price of shares covered by each outstanding award; and (iii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance criteria and performance goals with respect thereto).

Amendment and termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No awards will be granted pursuant to the 2021 Plan after the earlier of the tenth anniversary of (i) the effective date of the 2021 Plan and (ii) the date the 2021 Plan was approved by the Company’s stockholders.

Other Benefits

We provide a comprehensive offering of benefit plans to our employees, including access to insurance for major medical, dental, vision, life, accidental death and dismemberment, short-term disability and long-term disability, as well as flexible spending accounts, wellness programs and various other voluntary benefit programs. These benefit programs are generally available to all our eligible full and part time employees. We do not provide any “Cadillac” or “top hat” benefit plans solely for our senior executives, and our executive officers participate in the same plans with the same cost structures as our general employee population.

401(k) Plan. We maintain a defined contribution plan that is tax-qualified under Section 401(k) of the Code. Our 401(k) Plan is offered on a nondiscriminatory basis to all full-time and part-time regular, temporary and contract employees, including our executive officers with no minimum hour requirement for participation. Subject to certain limitations imposed by the Code, the 401(k) Plan permits eligible employees to defer receipt of portions of their eligible compensation by making deferral contributions, including after-tax Roth and catch-up contributions.

Participating employees may contribute up to 100% of their eligible compensation, but not more than the statutory limits. Participants are eligible to receive the value of their vested account balance upon termination of employment. Participants are always 100% vested in their voluntary contributions. Vesting of matching contributions, if any, is subject to our vesting schedule at 20% per year for each full year of service in which the 1,000 hours is reached or upon the attainment of normal retirement age of the participant.

Employer matching contributions to the 401(k) Plan are made in an amount equal to 50% of each participant’s pre-tax contribution (up to a maximum of 5% of the participant’s annual eligible compensation), subject to certain other limits. The compensation committee believes that matching contributions assist us in attracting and retaining talented employees and executives. The 401(k) Plan provides an opportunity for participants to save money for retirement on a tax-deferred basis and to achieve financial security, thereby promoting retention.

ESPP. We have approved the Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day of the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock with their accumulated payroll deductions at certain stated times during stated offering periods. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, the board of directors has delegated administration of the ESPP to the compensation committee. Our compensation committee can delegate administrative tasks under the ESPP to senior officers to assist in the administration of the ESPP. The compensation committee will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the compensation committee members.

Share reserve. The initial share reserve for grants under the ESPP will be equal to 3% of the Company’s outstanding common shares as of the ESPP’s effective date (subject to customary anti-dilution adjustments). In addition, the ESPP will include an “evergreen” share replenishment feature whereby the total number of shares available for issuance under the ESPP will be increased on the first day of each fiscal year by the least of (i) that number equal to 1% of the issued and outstanding shares of the Company as of the ESPP’s effective date, (ii) 1% of the Company’s outstanding common shares as of the last day of the prior fiscal year, or (iii) such lesser amount determined by Board. The shares reserved for issuance under the ESPP may be authorized but unissued shares or treasury shares.

Eligibility. All U.S. employees of the Company and its subsidiaries, who are regularly scheduled to work 20 hours or more per week, subject to certain limitations under Section 423 of the Code, are eligible to purchase shares of our common stock under our ESPP. ESPP will permit the ESPP administrator to exclude certain classes of employees from an offering period that are permitted to be excluded under Section 423. Such exclusions can be changed from offering period to offering period during the term of the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% (or such greater percentage as the compensation committee may establish from time to time before an offering date) of their compensation. Such payroll deductions shall be expressed a whole number percentage, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than a certain number of shares as set forth in the ESPP in each offering period and up to $25,000 of Company shares per calendar year under all “employee stock purchase plans” of the Company, as determined in accordance with Section 423 of the Code. A participant’s payroll deductions may be decreased, including to zero, at such time during any offering which is scheduled to end during the current calendar year that the aggregate of all payroll deductions accumulated with respect to such offering and any other offering ending within the same calendar year are equal to $21,250. The ESPP administrator has the authority to change these limitations for any subsequent offering period. Shares purchased under the ESPP shall be subject to a 6 month lock up period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the compensation committee. As of the ESPP’s effective date, each offering shall be a consecutive twelve (12) month period unless otherwise determined by the compensation committee. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be equal to 85% of the lesser of (i) the fair market value of a share of common stock of the Company on the first trading date of the applicable offering period and (ii) the fair market value of a Company share on the applicable purchase date.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may withdraw from the ESPP at any time prior to the end of the offering period. Upon cancellation, the participant will receive a refund of the participant’s account balance in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon changes in recapitalization, dissolution, liquidation, merger or asset sale. In the event of reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of the common shares of the Company, the compensation committee shall make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of shares available for purchase under the ESPP, and in the number of shares which an employee is entitled to purchase including, without limitation, closing an offering early and permitting purchase on the last business day of the reduced offering period, or terminating an offering and refunding participants’ account balances. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and all account balances shall be returned to the respective participants. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger or by cancelling such offering and returning all account balances to the respective participants.

Amendment and termination. Our board of directors or the compensation committee may make certain amendments to the ESPP or suspend or terminate the ESPP at any time, subject to certain exceptions for which stockholder approval is required.

Tax and Accounting Implications

Our compensation committee operates its compensation programs with the good faith intention of complying with Section 409A of the Code and considers the impact of tax and accounting treatment when determining executive compensation.

Our compensation committee also considers the accounting impact when structuring and approving awards. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), which governs the appropriate accounting treatment of equity-based payments under generally accepted accounting principles (GAAP).

Summary Compensation

The following table provides summary information concerning compensation paid or accrued by us to or, on behalf of, our named executive officers, for services rendered to us during the 2020 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards(1) ($)	Total ($)
Rodney D. Windley	2020	$750,000	1,177,500	—	$1,927,500
Executive Chairman
Tony Strange	2020	$750,000	1,177,500	—	$1,927,500
Chief Executive Officer
Jeffrey Shaner	2020	$550,000	647,625	—	$1,197,625
Chief Operating Officer
David Afshar	2020	$400,000	471,000	657,275	$1,528,275
Chief Financial Officer
Shannon Drake	2020	$350,000	329,700	657,275	$1,336,975
General Counsel and Chief Legal Officer

(1)

Amounts in this column reflect the aggregate grant date fair value of stock options, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 11 to our audited consolidated financial statements for the year ended January 2, 2021. The named executive officers have no assurance that these amounts will be realized.

Grant of Plan-Based Awards

The following table sets forth information concerning awards granted to the named executive officers during the 2020 fiscal year.

		Estimated future payouts under equity incentive plan awards			All other option awards: Number of securities underlying options (#)(2)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards(3)
Name	Grant date	Threshold (#)	Target (#)(1)	Maximum (#)(1)
David Afshar	11/24/2020	—	25,625	51,250	51,250	$15.00	$657,275
Shannon Drake	11/24/2020	—	25,625	51,250	51,250	$15.00	$657,275

(1)

Performance-based options vest or fail to vest depending on the return to the Company’s Sponsors as set forth in the 2017 Plan, vesting generally with respect to 50% of the number of options granted (Target), 100% of the options granted (Maximum) or based on a straight-line interpolation between the two.

(2)	Stock options in this column vest ratably on an annual basis over a five-year period.
(3)

Amounts in this column reflect the aggregate grant date fair value of stock options, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 11 to our audited consolidated financial statements for the year ended January 2, 2021. The named executive officers have no assurance that these amounts will be realized.

Employment Agreements

The following are the material provisions of the Employment Agreements for each of our named executive officers. Additional information regarding post-termination benefits provided under these Employment Agreements can be found under “—Potential Payments Upon Termination or Change in Control” below.

Rodney D. Windley

We entered into a three-year Employment Agreement with Mr. Windley on March 15, 2017, as amended on January 23, 2018, to serve as our Executive Chairman, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Windley a base salary of $500,000 per year, with a potential increase to $750,000 per year if an EBITDA success threshold of $140 million is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment

Agreement further provides that Mr. Windley is eligible for an annual incentive bonus opportunity targeted at 100% of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Windley’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Tony Strange

We entered into a three-year Employment Agreement with Mr. Strange on March 15, 2017, as amended on January 23, 2018, to serve as our Chief Executive Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Strange a base salary of $500,000 per year, with a potential increase to $750,000 per year if an EBITDA success threshold of $140 million is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment Agreement further provides that Mr. Strange is eligible for an annual incentive bonus opportunity targeted at 100% of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Strange’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Jeffrey Shaner

We entered into a three-year Employment Agreement with Mr. Shaner on March 15, 2017, as amended on January 23, 2018, to serve as our Chief Operating Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Shaner a base salary of $400,000 per year, with a potential increase to $500,000 per year if an EBITDA success threshold of $140 million is accomplished by the Company and its subsidiaries on a consolidated basis. The Employment Agreement further provides that Mr. Shaner is eligible for an annual incentive bonus opportunity targeted at 75% of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year. Pursuant to a May 30, 2019 compensation committee vote, Mr. Shaner’s annual base salary was increased to $550,000.

In addition, Mr. Shaner’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

David Afshar

We entered into an Employment Agreement with Mr. Afshar on June 29, 2018, as amended in March 2020, to serve as our Chief Financial Officer, with a provision to continue until either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Afshar a base salary of $400,000 per year. The Employment Agreement further provides that Mr. Afshar is eligible for an annual incentive bonus opportunity targeted at 75% of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Afshar’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Shannon Drake

We entered into a three-year Employment Agreement with Mr. Drake on March 26, 2017, as amended on March 16, 2020, to serve as our General Counsel and Chief Legal Officer, with a provision for automatic annual extensions beginning at the expiration of the initial three-year term and continuing thereafter unless either party provides timely notice of termination. The Employment Agreement provides that we will pay Mr. Drake a base salary of $350,000 per year. The Employment Agreement further provides that Mr. Drake is eligible for an annual incentive bonus opportunity targeted at 60% of his yearly base salary, subject to performance goals and bonus criteria to be defined and approved by the Board of Directors in advance of each calendar year.

In addition, Mr. Drake’s Employment Agreement provides that he is eligible to participate in our Standard Executive Benefits Package, and is entitled to expense reimbursement for reasonable out-of-pocket expenses incurred in the course of his duties and paid time off and holidays, among other things.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning outstanding equity awards held by our named executive officers as of January 2, 2021.

	Option awards
Name	Grant Date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date
Rodney D. Windley	12/1/2017	(1)	724,067.0	482,711.0	—	$4.88		12/1/2027
	12/1/2017	(2)	—	—	1,206,778.0	$4.88		12/1/2027
	12/1/2017	(1)	447,670.0	262,200.0	—	$9.76	(6)	12/1/2027
Tony Strange	12/1/2017	(1)	724,067.0	482,711.0	—	$4.88		12/1/2027
	12/1/2017	(2)	—	—	1,206,778.0	$4.88		12/1/2027
	12/1/2017	(1)	447,670.0	262,200.0	—	$9.76	(6)	12/1/2027
Jeffrey Shaner	12/1/2017	(1)	724,067.0	482,711.0	—	$4.88		12/1/2027
	12/1/2017	(2)	—	—	1,206,778.0	$4.88		12/1/2027
	12/1/2017	(1)	447,670.0	262,200.0	—	$9.76	(6)	12/1/2027
David Afshar	06/29/2018	(3)	141,974.0	212,961.0	—	$4.88		06/29/2028
	06/29/2018	(2)	—	—	354,935.0	$4.88		06/29/2028
	11/24/2020	(4)	—	51,250.0	—	$15.00		11/24/2030
	11/24/2020	(2)	—	—	51,250.0	$15.00		11/24/2030
Shannon Drake	12/1/2017	(5)	85,185.0	56,789.0	—	$4.88		12/1/2027
	12/1/2017	(2)	—	—	141,974.0	$4.88		12/1/2027
	11/24/2020	(3)	—	51,250.0	—	$15.00		11/24/2030
	11/24/2020	(2)	—	—	51,250.0	$15.00		11/24/2030

(1)	Options vest ratably on an annual basis over a five-year period that commenced March 16, 2017.
(2)

Performance-based options vest or fail to vest depending on the return to the Company’s Sponsors as set forth in the 2017 Plan, vesting generally with respect to 50% of the number of options granted, 100% of the options granted or based on a straight-line interpolation between the two.

(3)	Options vest ratably on an annual basis over a five-year period that commenced on February 6, 2018.
(4)	Options vest ratably on an annual basis over a five-year period that commenced on November 4, 2020.
(5)	Options vest ratably on an annual basis over a five-year period that commenced March 27, 2017.
(6)	“Accelerator” options granted with a 2x strike price as compared to other options granted on the same date.

Potential Payments Upon Termination or Change in Control

We have Employment Agreements with each of our named executive officers. Each of the Employment Agreements has an initial three-year term of employment and automatically renews for additional one-year periods unless otherwise terminated by either of the parties to the Employment Agreement. The Employment Agreements provide that each executive is entitled to a minimum annual base salary (subject to annual review and increases for merit performance) and is entitled to participate in all incentive, savings, retirement and welfare benefit plans generally made available to our senior executive officers. Each of these executives has an opportunity to earn an annual cash bonus based upon achievement of performance goals to be established by the Board of Directors. In addition, each of the executives is entitled to fringe benefits generally made available to our senior executive officers, and will be eligible, in the sole discretion of the Board of Directors, for equity grants under the Stock Incentive Plans.

The Employment Agreements may be terminated by us at any time with or without “Cause” (as defined therein), or by the executive with or without “Good Reason” (as defined therein). The Employment Agreements also terminate automatically upon the voluntary termination, death or disability of the executive. Depending on the reason for the termination and when it occurs, the executive will be entitled to certain severance benefits, as described below.

Executive’s Death, Disability, Voluntary Termination or Termination for Cause

If an executive is terminated for Cause, voluntarily resigns without Good Reason or is terminated due to death or Disability, the executive receives only the salary and vested benefits that have accrued through the date of termination. No other severance benefits are payable. Specifically, the executive will be entitled to (i) any base salary that has accrued but is unpaid, (ii) any annual bonus that has been earned for the calendar year preceding the calendar year in which termination occurs but is unpaid, (iii) a pro-rata portion of the executive’s annual bonus for the calendar year in which the termination occurs based on actual results for such year, payable at the same time annual bonuses for such year are paid to other senior executives of the Company, (iv) any reimbursable expenses that have been incurred but are unreimbursed, (v) pay for any vacation days that have accrued under the Company’s vacation policy but are unused, as of the end of the employment period, and (vi) any plan benefits that by their terms extend beyond termination of executive’s employment (but only to the extent provided in any such benefit plan in which executive has participated as a Company employee).

Termination without Cause; Resignation for Good Reason

Under the Employment Agreements, if the executive is terminated without Cause or resigns for Good Reason, in addition to those sums the executive receives in the event of termination for death, Disability, Voluntary Termination, or Termination for Cause, the executive will also receive the following benefits:

(a)	payment of severance benefits equal to one (1) times the executive’s base salary for the year in which the termination occurs;

(b)	an amount equal to the annual bonus which executive received for the year prior to the year in which the termination occurred; and

(c)	the continuation of health and welfare benefits for the COBRA-eligible period.

Restrictive Covenants

Each of the Employment Agreements contains confidentiality, non-disparagement, cooperation, non-compete and non-solicitation covenants that apply during the executive’s employment with the Company and for a one-year period after the executive’s termination of employment (or for a two-year period if the Company elects to extend the restricted period following the executive’s termination). If the Company elects to extend the restrictive covenants of the Employment Agreements through twenty-four (24) months following the executive’s termination, the executive shall receive (a) severance benefits equal to two (2) times the executive’s base salary at termination and (b) annual bonuses equal to two (2) times the annual bonuses which executive received for the year prior to the year in which the termination occurred.

Treatment of Equity Awards Upon the Executive’s Termination, Death or Disability

Under the 2017 Plan, vested options generally remain exercisable for ninety days following the named executive officer’s termination for any reason, except (i) all options are forfeited upon a termination for Cause or breach of a restrictive covenant, (ii) vested options remain exercisable for a period of twelve months following termination in the event of the named executive officer’s death or Disability (as defined in the Stock Incentive Plan). Upon the death or Disability of a named executive officer, pursuant to the 2017 Plan, the named executive officer is entitled to the immediate vesting of an additional forty percent (40%) of their Time-Vesting Options (as defined in the 2017 Plan), provided that no more than one hundred (100%) of the Time-Vesting Options will vest as a result of this additional vesting. Any unvested options lapse on termination of employment.

Summary of Termination Payments and Benefits

The following table summarizes the value of the termination payments and benefits that our named executive officers would have received under their respective Employment Agreements if their employment was terminated on January 2, 2021 without Cause or if the executive resigned for Good Reason. The amounts shown in the table exclude distributions under our 401(k) retirement plan and any additional benefits that are generally available to all of our salaried employees.

Name	Salary (other than accrued amounts)	Bonus	Total
Rodney D. Windley	$750,000	$1,177,500	$1,927,500
Tony Strange	$750,000	$1,177,500	$1,927,500
Jeffrey Shaner	$550,000	$647,625	$1,197,625
David Afshar	$400,000	$471,000	$871,000
Shannon Drake	$350,000	$329,700	$679,700

Director Compensation

Consistent with the Company’s independent director compensation policy effective January 1, 2021, our independent directors receive an annual retainer of $70,000 and $2,000 per in-person scheduled quarterly Board of Directors meeting or specially called meeting of the Board of Directors (whether attended in person or virtually). Our independent directors are Victor F. Ganzi, Sheldon M. Retchin and Richard C. Zoretic. The Company’s independent directors also receive $750 per telephonic Board of Directors meeting. In addition, the Chairmen of the Company’s audit committee, compensation committee, nominating and corporate governance committee and clinical quality committee each receive an additional annual retainer of $25,000, $15,000, $12,000 and $12,000, respectively. Independent directors who serve on or attend meetings of the audit committee, compensation committee, nominating and corporate governance committee and clinical quality committee receive $750 per meeting attended (whether in person or virtually). Independent directors are reimbursed for reasonable expenses incurred in attending Board of Directors meetings and committee meetings, as well as with any director education programs they attend relating to their service on our Board of Directors. In addition, each independent director receives an annual grant of deferred restricted stock units of the Company valued at approximately $130,000, which is generally awarded following the Company’s May Board of Directors meeting. Each grant of restricted stock to an independent director fully vests as of the grant date, pursuant to the terms of the 2017 Plan.

The following table sets forth information concerning the compensation of independent directors and our other our non-employee directors for the 2020 fiscal year, which we paid in accordance with our prior independent director compensation policy. Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our Board of Directors, and the compensation of such persons is described above, including in the Summary Compensation Table.

Name	Fees earned or paid in cash ($)	Stock awards ($) (1)	Total ($)
Victor F. Ganzi	23,250	276,720	$299,970
Christopher R. Gordon	—	—	—
Devin O’Reilly	—	—	—
Sheldon M. Retchin	17,750	276,720	$294,470
Steven E. Rodgers	—	—	—
Robert M. Williams, Jr.	—	—	—
Richard C. Zoretic	8,500	276,720	$285,220

(1)

Amounts in this column reflect the aggregate grant date fair value of restricted stock units, calculated in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 11 to our audited consolidated financial statements for the year ended January 2, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our outstanding capital stock. The summaries of certain provisions of our related party agreements are qualified in their entirety by reference to all of the provisions of such agreements.

Management Agreement

The Company, Aveanna Healthcare LLC and Aveanna Healthcare Intermediate Holdings LLC (collectively, the “Company Entities”) are parties to a management agreement (the “Management Agreement”) with Bain Capital and J.H. Whitney Capital Partners, pursuant to which the Company Entities retained the Sponsors to provide general executive, management and consulting services and other advisory services. Pursuant to the Management Agreement, the Company has agreed to pay the Sponsors an annual management fee, which is payable to the Sponsors on a quarterly basis, in an initial amount equal to $3.0 million in the aggregate, subject to adjustment based upon certain increases in the Company’s consolidated EBITDA as a result of acquisitions. In fiscal year 2020, the annual aggregate management fee was $3.3 million.

Additionally, the Management Agreement provides that if the Company consummates a “subsequent transaction,” which includes, among other things, financings, debt or equity offerings, and acquisitions, then the Company must pay the Sponsors an aggregate fee in connection with such transaction in an amount equal to 1% of the gross transaction value. Such fee is payable only in respect of a subsequent transaction with a value that equals or exceeds $25.0 million. The consummation of the offering contemplated by this prospectus would constitute a subsequent transaction, resulting in the Company’s obligation to pay the Sponsors a fee equal to 1.0% of the gross proceeds of this offering, before deducting underwriters discounts or commissions or any offering expenses. Also, the Management Agreement provides that, upon completion of the Company’s initial public offering, which would include consummation of the offering contemplated by this prospectus, the Company must pay to the Sponsors a lump sum equal to five times the currently applicable annual management fee, as set forth above.

The Management Agreement also contains customary exculpation and indemnification in favor of the Sponsors and their respective affiliates in connection with the services they provide to the Company Entities under the Management Agreement. The Management Agreement remains in effect until the earliest to occur of (i) joint termination by the Sponsors, (ii) the closing of an initial public offering of the Company and (iii) a change of control of the Company. Therefore, the Management Agreement will automatically terminate upon the consummation of this offering.

Stockholders Agreement

On March 16, 2017, the Company and the Sponsor Affiliates entered into a stockholders’ agreement (the “Original Stockholders Agreement”) with respect to their respective investments in the Company, with other investors joining the Stockholders Agreement thereafter from time to time upon their investment in the Company (collectively with the Sponsor Affiliates, the “Investors”). In connection with the consummation of this offering, we will amend and restate the Original Stockholders Agreement (as so amended and restated, the “A&R Stockholders Agreement”).

Pursuant to the A&R Stockholders Agreement, each of the Sponsor Affiliates will have the right to designate: (i) four of the Company’s directors if such Sponsor Affiliate retains at least 50% of its percentage ownership in the Company as of the effective date of the A&R Stockholders Agreement (“Original Ownership Percentage”), (ii) three directors if it retains at least 25% but less than 50% of its Original Ownership Percentage (iii) two directors if it retains at least 10% but less than 25% of its Original Ownership Percentage and (iv) one director if it owns at least 3% of the issued and outstanding Common Stock on a fully diluted basis but less than 10% of its Original Ownership Percentage, in each case as of the date of determination.

In addition, under the A&R Stockholders Agreement, there will be certain restrictions on the ability of the parties to the A&R Stockholders Agreement to sell shares of common stock of the Company. An Investor who is not a Sponsor Affiliate will only be able to sell an amount of shares that would result in such Investor retaining a percentage of the shares of common stock it owned at the time of the closing that is no greater than the percentage of shares that the Sponsor Affiliates have retained compared to the number of shares they owned at the time of the closing. Further, the Sponsor Affiliates will appoint a coordination committee (the “Coordination Committee”) in connection with the closing of this offering. The Coordination Committee shall initially be composed of Robert M. Williams, Steven Rodgers, Christopher R. Gordon and Devin O’Reilly. During the first two years following this offering, the Sponsor Affiliates will not be able to transfer shares of the Company, other than pursuant to certain exceptions stated in the A&R Stockholders Agreement, without the approval of each member of the Coordination Committee.

Registration Rights Agreement

Concurrently with the Stockholders Agreement, we entered into a registration rights agreement (the “Original Registration Rights Agreement”) with certain of the Investors. In connection with the consummation of this offering, we will amend and restate the Original Registration Rights Agreement (as so amended and restated, the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, certain Sponsor Affiliates who hold more than 2% of registrable securities have the right to require us to file a registration statement with the SEC for the sale of our common stock, subject to certain exceptions. Such Sponsor Affiliates have the right to an unlimited number of such “demand” registrations, provided that any demand registration within the first two years following this offering will require the consent of the Coordination Committee. Following the one year anniversary of this offering, the Company will be obligated to use its reasonable best efforts to file a resale “shelf” registration with the SEC and to take steps to keep such resale shelf registration effective until the earlier of (i) the date on which all the registrable securities included in such “shelf” registration have been sold, (ii) the date as of which there are no longer in existence any registrable securities covered by the shelf registration and (iii) an earlier date agreed to in writing by the majority holders of the Sponsor Affiliates. The Company will also be required to facilitate “takedown” offerings from the shelf upon demand by the Sponsor Affiliates. All holders of registrable securities party to the A&R Registration Rights Agreement are entitled to certain “piggyback” registration rights in subsequent offerings. Such holders are entitled to notice of a registered offering and to have their shares included on a pro rata basis. The A&R Registration Rights Agreement also provides that the Company will pay certain expenses of the holders party to the A&R Registration Rights Agreement relating to the registrations and indemnify them against certain liabilities which may arise under the Securities Act and other federal or state securities laws.

Bain Strategic Advisory Arrangement

On September 30, 2020, we entered into an agreement with Bain & Company, Inc. (“Bain”), an entity affiliated with one of our Sponsors, pursuant to which Bain provided certain diligence on the home healthcare market for the Company (the “Bain Strategic Advisory Agreement”). In connection with the Bain Strategic Advisory Agreement, we paid Bain an aggregate of $0.4 million.

Jet Linx Arrangement

RDW Ventures, LLC (“RDW”), an entity owned and controlled by Mr. Windley, our Executive Chairman, and for which he serves as Chair, is party to an aircraft lease and services agreement with JET LINX Aviation, LLC (“Jet Linx”), which provides private jet management services. Pursuant to RDW’s agreement with Jet Linx, Jet Linx maintains and operates an aircraft owned by RDW for on-demand charter flights by either RDW or clients of Jet Linx, for which Jet Linx provides certain compensation to RDW. From time to time, our management engages Jet Linx for the use of the aircraft owned by RDW for business related travel, which, for the year ended January 2, 2021, resulted in the payment by Jet Linx of approximately $0.1 million to RDW, which was then used to provide payment to pilots and for repairs, maintenance and other related service costs.

Revenue Cycle Software Agreements

Certain of our subsidiaries are party to software agreements with ZirMed, Inc. d/b/a Waystar (“Waystar”), in which affiliates of Bain Capital, one of our Sponsors, held a controlling interest prior to October 2019 and currently hold a minority position. These agreements allow us to utilize certain Waystar software in the management of our business, including with respect to payment processing, patient claim management and patient denial and appeal management. For the fiscal years ended January 2, 2021 and December 28, 2019, we paid Waystar approximately $0.5 million and $0.4 million, respectively, pursuant to these contracts. We believe that the terms obtained and consideration received in connection with these agreement are comparable to terms available and the amounts we would have exchanged in an arm’s length transaction.

Director and Officer Indemnification and Insurance

Our Amended Charter and Amended Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into, or prior to the consummation of this offering will have entered into, separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”

Our Policy Regarding Related Party Transactions

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Prior to the consummation of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on Nasdaq.

We believe that a conflict exists whenever an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of our business and that conflicts of interest may arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our policy will provide that directors and employees must avoid conflicts or the appearance of conflicts, and that employees should avoid any outside financial interests that might conflict with our interests. Such outside interests could include, among other things:

•	personal or family financial interests in, or indebtedness to, enterprises that have business relations with us, such as relatives who are employed by or own an interest in consultants or suppliers;

•	acquiring any interest in outside entities or properties in which we have an interest or potential interest;

•

conduct of any business not on our behalf with any consultant, contractor, supplier or distributor doing business with us or any of their officers or employees, including service as a director or officer of, or employment or retention as a consultant by, such persons; and

•	serving on the board of directors of an outside entity whose business competes with our business.

Under our policy, employees will be required to report any material transaction or relationship that could result in a conflict of interest to our compliance officer.

Our audit committee will be responsible for the review, approval, or ratification of any potential conflict of interest transaction involving any of our directors or executive officers, director nominees, any person known by us to be the beneficial owner of more than 5% of our outstanding capital stock, or any family member of or related party to such persons, including any transaction required to be reported under Item 404(a) of Regulation S-K promulgated by the SEC.

In reviewing any such proposed transaction, our audit committee will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

PRINCIPAL STOCKHOLDERS

The following table shows information as of April 3, 2021 regarding the beneficial ownership of our common stock by:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	our directors and executive officers as a group.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of April 3, 2021 are considered outstanding for such computations, but these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity before this offering is based on the number of shares of common stock issued and outstanding as of April 3, 2021, after giving effect to any stock split, reclassification, conversion or other recapitalization. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and investment power with respect to their respective beneficially owned common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Aveanna Healthcare Holdings Inc., 400 Interstate North Parkway, Suite 1600, Atlanta, Georgia.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
			If Underwriters’ Option to Purchase Additional Shares is Not Exercised		If Underwriters’ Option to Purchase Additional Shares is Exercised in Full
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage	Shares	Percentage
5% Stockholders:
Entities affiliated with Bain Capital Investors, LLC(1)	81,029,675	57.1%	81,029,675	45.0%	81,029,675	43.6%
J.H. Whitney Equity Partners VII, LLC(2)	48,655,882	34.3	48,655,882	27.0	48,655,882	26.2
Directors and Named Executive Officers:
Rodney D. Windley(3)	3,198,701	2.2%	3,198,701	1.8%	3,198,701	1.7%
Tony Strange(4)	3,198,701	2.2	3,198,701	1.8	3,198,701	1.7
Jeffrey Shaner(5)	2,464,856	1.7	2,464,856	1.4	2,464,856	1.3
David Afshar(6)	223,211	*	223,211	*	223,211	*
Shannon Drake(7)	139,204	*	139,204	*	139,204	*
Victor F. Ganzi	209,100	*	209,100	*	209,100	*
Christopher R. Gordon(8)	—	*	—	*	—	*
Devin O’Reilly(8)	—	*	—	*	—	*
Sheldon M. Retchin, M.D., M.S.P.H.	46,748	*	46,748	*	46,748	*
Steven E. Rodgers	—	*	—	*	—	*
Robert M. Williams, Jr.(9)	5,775,467	4.1	5,775,467	3.2	5,775,467	3.1
Richard C. Zoretic	41,000	*	41,000	*	41,000	*
All directors and executive officers as a group (12 persons)(10)	15,296,988	10.4%	15,296,988	8.3%	15,296,988	8.0%

*	Indicates beneficial ownership of less than 1%.
(1)

Includes 69,329,425 shares registered in the name of Bain Capital Fund XI, L.P. (“Fund XI”), 10,441,267 shares held by BCIP Associates IV (US), L.P. (“BCIP IV”), 821,768 shares held by BCIP Associates IV-B (US), L.P (“BCIP IV-B”), 405,142 shares held by BCIP T Associates IV (US), L.P. (“BCIP T IV”) and 32,073 shares held by BCIP T Associates IV-B (US), L.P. (“BCIP T-IV-B” and, together with Fund IX, BCIP IV, BCIP IV-B and BCP T IV, collectively, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of the Fund IX and governs the investment strategy and decision-making process with respect to investments held by BCIP IV, BCIP IV-B, BCIP T IV and BCIP T IV-B. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entities. Each of the Bain Capital Entities has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)

Includes (i) 31,474,896 shares registered in the name of J.H. Whitney VII, L.P., (ii) 15,725,196 shares registered in the name of PSA Healthcare Investment Holding LLC, and (iii) 1,455,790 shares registered in the name of PSA Iliad Holdings LLC (together, the “J.H. Whitney Entities”). The governance, investment strategy and decision-making process with respect to investments held by the J.H. Whitney Entities is directed by J.H. Whitney Equity Partners VII, LLC. As a result, J.H. Whitney Equity Partners VII, LLC may be deemed to share voting and dispositive power with respect to the shares held by the J.H. Whitney Entities. Each of the J.H. Whitney Entities has an address c/o J.H. Whitney Capital Partners, LLC, 130 Main Street, New Canaan, Connecticut 06840.

(3)	Includes 1,569,567 shares issuable upon exercise of options.
(4)	Includes 1,569,567 shares issuable upon exercise of options.
(5)	Includes 1,569,567 shares issuable upon exercise of options.
(6)	Includes 212,961 shares issuable upon exercise of options.
(7)	Includes 113,579 shares issuable upon exercise of options.
(8)

Does not include shares held by the Bain Capital Entities. Each of Mr. Gordon and Mr. O’Reilly is a Managing Director of BCI. As a result, by virtue of the relationships described in footnote 1 above, Messrs. Gordon and O’Reilly may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Gordon and O’Reilly is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(9)

Does not include shares held by the J.H. Whitney Entities but includes 5,227,500 shares held by JHW Iliad Holdings LLC (“JHW Iliad”) and 547,967 shares held by JHW Iliad Holdings II LLC (“JHW Iliad II”).

Project Iliad Managing Member, LLC (“Project Iliad”) is the managing member of JHW Iliad. J.H. Whitney Capital Partners, LLC (“JHW Capital Partners”) is the sole member of J.H. Whitney VII Management Co., LLC (“JHW Management Co. VII”), which is the managing member of JHW Iliad II. Mr. Williams is a senior managing director at J.H. Whitney Equity Partners VII, LLC and is a Member of Project Iliad and a Senior Managing Director of JHW Capital Partners. As a result, by virtue of the relationships described in footnote 2 above, and in the foregoing sentence, Mr. Williams may be deemed to share beneficial ownership of the shares held by the J.H. Whitney Entities, JHW Iliad and JHW Iliad II. Mr. Williams disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Williams is c/o J.H. Whitney Capital Partners, LLC, 130 Main Street, New Canaan, Connecticut 06840.

(10)	Includes 5,035,241 shares issuable upon exercise of options.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the material terms of our Senior Secured Credit Agreements, as such term is defined below. We refer you to the exhibits to the registration statement of which this prospectus forms a part for complete copies of the Senior Secured Credit Agreements, as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements.

First Lien Facilities

We and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), are party to the First Lien Credit Agreement with Barclays Bank PLC, as administrative agent, the collateral agent, a letter of credit issuer and the swingline lender, and the lenders and other agents party thereto from time to time (in such capacity, the “First Lien Lenders”), which provides for (i) the First Lien Term Facility in an aggregate principal amount of $991 million (comprised of (A) the Initial First Lien Term Loan, (B) $171 million of additional term loans incurred pursuant to the First Lien First Amendment Term Loan, (C) $50 million of delayed draw term loans (the “Delayed Draw Term Loan” and, together with the First Lien First Amendment Term Loan, the “First Lien First Amendment Term Loans”) incurred pursuant to the First Amendment and drawn down in full on February 28, 2019 and (D) $185 million of additional term loans incurred pursuant to the First Lien Fourth Amendment Term Loan and (ii) a senior secured revolving credit facility (the “Revolving Credit Facility” and together with the First Lien Term Facility, the “First Lien Facilities” and together with the Second Lien Term Facility (as defined below), the “Senior Secured Credit Facilities”) in an aggregate principal amount equal to $75 million (including revolving loans, swingline loans and letters of credit). The First Lien Facilities also permit the Borrower (as defined below) to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with a first lien net leverage ratio of less than 4.30x.

The proceeds from the First Lien First Amendment Term Loan were used to fund the Premier Acquisition and the proceeds from the Delayed Draw Term Loan were used to fund a contingent earnout payment in connection with the Premier Acquisition.

The Borrower entered into the Second Amendment to permit the Company to retain for business operations a representations and warranties insurance claim totaling $50 million related to the Formation.

The Borrower entered into the Third Amendment to increase the letter of credit commitment limit under the Revolving Credit Facility from $20 million to $30 million.

The proceeds from the First Lien Fourth Amendment Term Loan were principally used to fund the 2020 PDS Acquisitions and the acquisition of Five Points Healthcare, LLC.

Maturity; Prepayments

The Revolving Credit Facility matures on March 16, 2022 and does not require principal payments until maturity. The First Lien Term Facility matures on March 16, 2024. The principal amount of each loan in the First Lien Term Facility amortizes in quarterly installments equal to 1.0% of the original principal amount of the applicable term loan per annum until the final maturity date.

Subject to certain exceptions, the First Lien Term Facility is subject to mandatory prepayments in amounts equal to:

•

100% of the net cash proceeds greater than $17,500,000 in any fiscal year from any non-ordinary course sale or other disposition of property (including certain insurance and condemnation proceeds and sale leaseback proceeds) by the Borrower and any of its restricted subsidiaries subject to customary reinvestment provisions and certain other exceptions, with step downs to (i) 50% of net cash proceeds when consolidated secured net leverage ratio is less than or equal to 5.50 to 1.00 but greater than 5.00 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.00 to 1.00;

•

100% of the net cash proceeds from issuances or incurrences of debt by the Borrower or any of its restricted subsidiaries (other than certain indebtedness permitted by the Senior Secured Credit Facilities); and

•

50% of annual excess cash flow of the Borrower and its restricted subsidiaries, minus, at the Borrower’s option certain optional prepayments of other indebtedness, with step downs to (i) 25% when consolidated secured net leverage ratio is less than or equal to 5.50 to 1.00 but greater than 5.00 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.00 to 1.00, and such payment shall not be made if and to the extent such amount is less than $5,000,000.

Voluntary prepayments and commitment reductions are permitted, subject to certain minimum amounts, at any time, with respect to the First Lien Facilities, without premium or penalty (other than LIBOR breakage costs, if applicable).

Security; Guarantees

Subject to certain exceptions, the obligations of the Borrower under the First Lien Facilities are guaranteed by us and each existing and subsequently acquired or organized direct or indirect material wholly-owned domestic restricted subsidiary of the Borrower (the “Credit Facility Guarantors”).

Subject to certain exceptions, the First Lien Facilities and any swap agreements and cash management arrangements provided by any lender party thereto, or any of their respective affiliates, are secured by perfected first priority (i) pledges of the equity interests of the Borrower and of each wholly-owned material restricted subsidiary directly held by the Borrower or any Credit Facility Guarantor and (ii) security interests in and mortgages on substantially all of the Borrower’s and each Credit Facility Guarantor’s tangible and intangible personal property, including, among other things, U.S. registered intellectual property and owned real property located in the U.S. with a value greater than $10,000,000.

Interest

Under the Revolving Credit Facility, we can elect, at our option, the applicable interest rate for borrowings classified as revolving loans using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Revolving Credit Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus the applicable margin (initially 4.25%), with minimum LIBOR per annum of 1.00%. ABR loans under the Revolving Credit Facility accrue interest at the applicable margin (initially 3.25%) plus an ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. The interest rate for the loans under the Revolving Credit Facility is subject to decrease based on the Borrower’s and its restricted subsidiaries’ consolidated first lien net leverage ratio, with step-downs to, (i) the adjusted LIBOR rate plus 4.00% or the ABR plus 3.00%, as applicable, and (ii) the adjusted LIBOR rate plus 3.75% or the ABR plus 2.75%, as applicable, in each case based on achieving certain consolidated first lien net leverage ratios. Swingline loans under the Revolving Credit Facility are classified as ABR loans. As of January 2, 2021 there were no outstanding borrowings under the Revolving Credit Facility and the interest rate for borrowings was 5.25%. The maximum availability of $75.0 million under the Revolving Credit Facility is reduced by any outstanding letters of credit or swingline loans issued. Issued letters of credit as of January 2, 2021 were $19.8 million. There were no swingline loans as of January 2, 2021. The availability on the Revolving Credit Facility was $55.2 million as of January 2, 2021.

Under the First Lien Term Facility, we can elect, at our option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Initial First Lien Term Loan accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus 4.25%, with minimum LIBOR per annum of 1.00%. ABR loans under the Initial First Lien Term Loan accrue interest at the applicable margin (3.25%) plus the ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. As of January 2, 2021, the interest rate was 5.25% per annum with respect to the Initial First Lien Term Loan. The First Lien First Amendment Term Loans accrue interest on the same basis as the Initial First Lien Term Loan, except the applicable margin with respect to LIBOR loans is 5.50% and the applicable margin with respect to ABR loans is 4.50%. As of January 2, 2021, the interest rate was 6.50% per annum with respect to the First Lien First Amendment Term Loan and 6.50% per annum with respect to the Delayed Draw Term Loan. The First Lien Fourth Amendment Term Loan accrues interest on the same basis as the Initial First Lien Term Loan and the First Lien First Amendment Term Loans, except the applicable margin with respect to LIBOR loans is 6.25% and the applicable margin with respect to ABR loans is 5.25%. As of January 2, 2021, the interest rate was 7.25% per annum with respect to the First Lien Fourth Amendment Term Loan.

Fees

We pay certain recurring fees with respect to the First Lien Facilities, including (i) fees on the unused commitments of the First Lien Lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (iii) administration fees.

Covenants

The First Lien Facilities contain a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses.

In addition, the First Lien Credit Agreement contains a springing financial covenant applicable solely to the Revolving Credit Facility that, if triggered, requires compliance with a consolidated first lien net leverage ratio of 7.60 to 1.00. The financial covenant will be tested on the last day of any fiscal quarter only if the aggregate principal amount of borrowings under the Revolving Credit Facility (including swingline loans and letters of credit, with some exceptions) exceeds 30% of the aggregate amount of the commitments available to be drawn under the Revolving Credit Facility on such day.

Events of Default

The First Lien Facilities contain customary events of default, including nonpayment of principal, interest, fees or other amounts; incorrectness of a representation or warranty in any material respect; violation of covenants; cross-default and cross-acceleration to indebtedness in excess of a certain amount; bankruptcy events; judgments in excess of a certain amount; actual or asserted invalidity of any material provision of any security document; non-perfection of a security interest; and a change of control. The occurrence of an event of default (subject to certain grace periods, as applicable) could, absent a waiver or an amendment from the First Lien Lenders, restrict the availability of the Revolving Credit Facility and permit the acceleration of all outstanding borrowings under the First Lien Facilities.

The Second Lien Term Facility

Concurrently with the entry into the First Lien Facilities, we and our wholly owned subsidiary, Aveanna Healthcare LLC, as borrower (the “Borrower”), entered into that certain the Second Lien Credit Agreement, dated as of March 16, 2017 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Senior Secured Credit Agreements”) with Royal Bank of Canada, as administrative agent and collateral agent, and the lenders and other agents party thereto from time to time (in such capacity, the “Second Lien Lenders”), which provides for the Second Lien Term Facility in an original aggregate principal amount of $240 million. The Second Lien Term Facility also permits the Borrower to incur an unlimited amount of incremental loans subject to certain limitations and compliance, on a pro forma basis, with a second lien net leverage ratio of less than 6.00x.

Maturity; Prepayments

The Second Lien Term Facility matures on March 16, 2025. The principal amount of the Second Lien Term Facility does not amortize.

Subject to certain exceptions, the Second Lien Term Facility is subject to mandatory prepayments in amounts equal to:

•

100% of the net cash proceeds greater than $21,875,000 from any non-ordinary course sale or other disposition of property (including certain insurance and condemnation proceeds and sale leaseback proceeds) by the Borrower and any of its restricted subsidiaries subject to customary reinvestment provisions and certain other exceptions, with step downs to (i) 50% of net cash proceeds when consolidated secured net leverage ratio is less than or equal to 5.75 to 1.00 but greater than 5.25 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.25 to 1.00;

•

100% of the net cash proceeds from issuances or incurrences of debt by the Borrower or any of its restricted subsidiaries (other than certain indebtedness permitted by the Senior Secured Credit Facilities); and

•

50% of annual excess cash flow of the Borrower and its restricted subsidiaries, minus, at the Borrower’s option certain optional prepayments of other indebtedness, with step downs to (i) 25% when consolidated secured net leverage ratio is less than or equal to 5.75 to 1.00 but greater than 5.25 to 1.00 and (ii) 0% when consolidated secured net leverage ratio is less than or equal to 5.25 to 1.00, and such payment shall not be made if and to the extent such amount is less than $6,250,000.

Voluntary prepayments and commitment reductions are permitted, subject to certain minimum amounts, at any time.

Interest

Under the Second Lien Term Facility, we can elect, at our option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Second Lien Term Facility accrue interest at a rate equal to a LIBOR rate determined by reference to the Reuters LIBOR rate for the interest period relevant to such borrowing plus 8.00%, with minimum LIBOR per annum of 1.00%. ABR loans under the Second Lien Term Facility accrue interest at the applicable margin

(7.00%) plus the ABR equal to the highest of (i) a prime rate, (ii) the federal funds effective rate plus one-half of 1% and (iii) the LIBOR loan rate plus 1.00%, with the minimum ABR of 2.00% per year. As of January 2, 2021, the effective interest rate for the borrowings under the Second Lien Term Facility was 9.00% per annum.

Security; Guarantees

Subject to certain exceptions, the obligations of the Borrower under the Second Lien Term Facility are guaranteed by the Credit Facility Guarantors.

Subject to certain exceptions, the Second Lien Term Facility and the guarantees in respect thereof are secured by a perfected second priority (i) pledge of the equity interests of the Borrower and of each wholly-owned material restricted subsidiary directly held by the Borrower or any Credit Facility Guarantor and (ii) security interests in and mortgages on substantially all of the Borrower’s and each Credit Facility Guarantor’s tangible and intangible personal property, including, among other things, U.S. registered intellectual property and owned real property located in the U.S. with a value greater than $10,000,000.

Fees

We pay certain recurring fees with respect to the Second Lien Term Facility, including (i) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the issuing bank and (ii) administration fees.

Covenants

The Second Lien Term Facility contain a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in certain fundamental changes, including changes in the nature of the business;

•	sell assets;

•	pay dividends and make other payments in respect of capital stock;

•	make acquisitions, investments, loans and advances;

•	pay and modify the terms of certain indebtedness;

•	engage in certain transactions with affiliates; and

•	enter into negative pledge clauses.

Events of Default

The Second Lien Term Facility contains customary events of default, including nonpayment of principal, interest, fees or other amounts; incorrectness of a representation or warranty in any material respect; violation of covenants; cross-default and cross-acceleration to indebtedness in excess of a certain amount; bankruptcy events; judgments in excess of a certain amount; actual or asserted invalidity of any material provision of any security document; non-perfection of a security interest; and a change of control. The occurrence of an event of default (subject to certain grace periods, as applicable) could, absent a waiver or an amendment from the Second Lien Lenders, as applicable, permit the acceleration of all outstanding borrowings under the Second Lien Term Facility.

DESCRIPTION OF CAPITAL STOCK

General

Prior to the consummation of this offering, we filed an Amended Charter and adopted our Amended Bylaws. Our Amended Charter authorizes capital stock consisting of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of April 3, 2021, there were 17 holders of record of our common stock.

We are selling 38,236,000 shares of common stock in this offering (or 43,971,400 shares if the underwriters exercise their overallotment option in full). All shares of our common stock outstanding upon consummation of this offering will be fully paid and non-assessable.

The following summary describes the material provisions of our capital stock and is qualified in its entirety by the provisions of our Amended Charter, our Amended Bylaws and the DGCL. We urge you to read our Amended Charter and our Amended Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Historically, we have had two classes of common stock. Prior to the consummation of this offering, we changed our share structure from two classes of common stock to one class of common stock, pursuant to a certificate of amendment to our amended and restated certificate of incorporation.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Certain provisions of our Amended Charter and our Amended Bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

General Description of Common Stock

Voting Rights. Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Under our Amended Charter and Amended Bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividend Rights. The holders of our common stock are entitled to ratably receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends.

Liquidation Rights. If we liquidate, dissolve or wind up, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to stockholders, but only after prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Rights and Preferences. Our common stock has no preemptive rights, no sinking fund provisions and no subscription, redemption or conversion privileges, and it is not subject to any further calls or assessments by us. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable. Additionally, the vote or concurrence of our stockholders holding a majority in interest is sufficient for certain other actions that require the vote or concurrence of stockholders. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

General Description of Preferred Stock

Our Amended Charter authorizes our Board of Directors, without further stockholder approval, to: (i) issue preferred stock in one or more series; (ii) establish the number of shares to be included in each such series; and (iii) fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares. The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock, it may have the effect of delaying, deferring or preventing a change in control.

Exclusive Forum

Our Amended Charter provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against us or any of our directors or officers or other employees or stockholders arising pursuant to, or any action to interpret, apply, enforce any right, obligation or remedy under or determine the validity of, any provision of the DGCL or our Amended Charter or Amended Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action asserting a claim that is governed by the internal affairs doctrine, or (5) any other action asserting an “internal corporate claim” under the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware or, if and only if neither the Court of Chancery nor any state court sitting in the State of Delaware has subject matter jurisdiction, then the federal district court for the District of Delaware). Notwithstanding the foregoing, our Amended Charter provides that the Delaware Forum Provision will not apply to any actions arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Additionally, our Amended Charter provides that unless the Company consents in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company are deemed to have notice of and consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our Board of Directors may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

Anti-Takeover Provisions

Our Amended Charter and Amended Bylaws, which became effective prior to the consummation of this offering, contains provisions that may delay, defer or discourage another party from acquiring control of us, including our classified Board of Directors and our ability to issue new series of preferred stock without stockholder approval. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board of Directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our Board of Directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Amended Charter provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our Amended Charter and Amended Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors.

No Cumulative Voting. Our Amended Charter provides that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our Amended Bylaws provides that special meetings of our stockholders may be called, prior to the Trigger Event, only by or at the direction of our Board of Directors or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our Board of Directors or our Chairman.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Amended Charter precludes stockholder action by written consent from and after the Trigger Event.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Amended Bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the Amended Bylaws, no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our Amended Bylaws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the potential acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Amended Charter, directors serving on a classified board may be removed by the stockholders only for cause. Our Amended Charter provides that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our Amended Charter provides that from and after the Trigger Event, any newly created directorship on our Board of Directors that results from an increase in the number of directors and any vacancy occurring in our Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our Amended and Amended Bylaws provide that our Board of Directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our Amended Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our Amended Charter. From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our Amended Bylaws or applicable law, any amendment, alteration, rescission or repeal of our Amended Bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation unless the certificate of incorporation requires a greater percentage. Our Amended Charter provides that the following provisions in our Amended Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Amended Bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Limitations on Liability and Indemnification of Officers and Directors

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Amended Charter provides for such limitation of liability.

Our Amended Charter and Amended Bylaws indemnify our directors and officers to the full extent permitted by the DGCL and our Amended Charter also allows our Board of Directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Amended Charter, Amended Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitations of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Corporate Opportunity Doctrine

Our Amended Charter provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for the Sponsors, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. Neither the Sponsors nor any of their representatives have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Business Combination with Interested Stockholders

We have opted out of Section 203 of the DGCL; however, our Amended Charter contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our Amended Charter provides that the Sponsors and their respective affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Aveanna Health Holdings Inc. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Trading Symbol and Market

We have applied to list our common stock on Nasdaq under the symbol “AVAH.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 180,164,184 shares of common stock, assuming the issuance of 38,236,000 shares of common stock offered by us in this offering (or 185,899,584 shares of common stock, if the underwriters exercise their overallotment option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below as described below under “—Rule 144,” and any common stock subject to the lock-up agreement as described below under “—Lock-Up Agreements.”

The remaining shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration Rights

Pursuant to the A&R Registration Rights Agreement, after the completion of this offering, certain holders of our common stock will be entitled to certain rights with respect to the registration of the offer and sale of such shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-Up Agreements

In connection with this offering, we and each of our directors, executive officers and certain other stockholders will enter into lock-up agreements that restrict the sale of our securities for a period of up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock on Nasdaq for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock subject to outstanding stock options, and common stock issued or issuable under our Stock Incentive Plans and the ESPP. We expect to file the registration statement covering shares offered pursuant to our Stock Incentive Plans and the ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code and existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders (as defined below) who hold shares of our common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to a non-U.S. holder in light of a non-U.S. holder’s particular circumstances, nor does it discuss special tax provisions, which may apply to a non-U.S. holder if a non-U.S. holder is subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities, tax-qualified retirement plans, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners therein), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment and persons that hold our preferred stock. In addition, this summary does not address the alternative minimum tax, any state, local or non-U.S. taxes or any other U.S. federal tax laws, such as estate and gift tax laws.

Non-U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock, as well as the application of any other U.S. federal, state, local, non-U.S. tax laws and income tax treaties. As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock (other than a partnership or any other entity treated as a pass-through entity for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you generally will be treated as a resident of the United States if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident of the United States, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of our common stock.

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership, partner in such a partnership or owner of another pass-through entity holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND ANY APPLICABLE INCOME TAX TREATIES.

Distributions on Common Stock

Distributions, if any, made on our common stock to a non-U.S. holder generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is first applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in its shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of our common stock. See “—Dispositions of Common Stock.”

Subject to the discussion below regarding effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate of the gross amount of the dividend. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty. A non-U.S. holder is urged to consult its own tax advisor regarding its entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form or documentation), as applicable, to us or our paying agent. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent. Even if our current and accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally exempt from the U.S. federal withholding tax described above. To obtain this exemption, a non-U.S. holder must provide us with a valid IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to a non-U.S. holder being subject to taxation at the regular graduated rates on effectively connected dividends as described above, such effectively connected dividends, as adjusted for certain items, received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Other Withholding Taxes.”

Dispositions of Common Stock

Subject to the discussions below on backup withholding and other withholding tax requirements, gain realized by a non-U.S. holder on a sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States) (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to U.S. federal income tax at a rate of 30%, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses of the non-U.S. holder, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses); or

•

we are, or become, a “United States real property holding corporation” (a “USRPHC”), for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock (as further described below).

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to dispositions of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our common stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC and do not anticipate being a USRPHC in the future. Non-U.S. holders are urged to consult their own tax advisor about the consequences that could result if we are, or become, a USRPHC.

If any gain from the sale, exchange or other taxable disposition of our common stock is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States), then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would also be subject to a “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Any dividends or other distributions that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides or is established under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules may be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends (including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed by FATCA may also apply to gross proceeds from the sale or other taxable disposition of U.S. corporate stock (including our common stock); although, under proposed U.S. Treasury regulations, no withholding would apply to such gross proceeds. The preamble to the proposed U.S. Treasury regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed U.S. Treasury regulations pending finalization. An intergovernmental agreement between the United States and an applicable non-U.S. country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail a significant administrative burden). Non-U.S. holders are urged to consult their own tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND INCOME TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

We are offering the shares of common stock described in this prospectus through a number of underwriters. Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters. We will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Barclays Capital Inc.
J.P. Morgan Securities LLC
BMO Capital Markets Corp.
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
Deutsche Bank Securities Inc.
Jefferies LLC
RBC Capital Markets, LLC
Truist Securities, Inc.
Raymond James & Associates, Inc.
Stephens Inc.
Drexel Hamilton, LLC
Siebert Williams Shank & Co., LLC

Total	38,236,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 5,735,400 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6,800,000. We have agreed to pay for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $50,000. In addition, the underwriters have agreed to reimburse certain of our expenses in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not directly or indirectly (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person any time in the future of) and shares of common stock or securities convertible or exercisable or exchangeable for common stock (other than the shares of common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans that currently exist or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans that currently exist), (ii) enter into any swap or other derivative transaction that transfers all or a portion of the economic benefits or risks of ownership of any shares of common stock or any such other securities (regardless of whether any of the transactions described in (i) or (ii) are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), (iii) file, confidentially submit or cause to be confidentially submitted or filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any other securities of the Company (other than any registration statement on Form S-8), or (iv) publicly disclose the intention to do any of the above, in each case for a period of 180 days after the date of this prospectus without the prior written consent of at least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, other than the shares of our common stock to be sold in this offering.

Our directors, executive officers and our significant stockholders (such persons, the “lock-up parties”) have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of at least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, directly or indirectly (i) offer for sale, sell, pledge, lend or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or securities convertible or exercisable or exchangeable for shares of common stock (collectively with the common stock, the “lock-up securities”)), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be confidentially submitted or filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other of the Company’s securities, or (4) publicly disclose the intention to do any of the foregoing during the restricted period. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions designed to or which reasonably could be expected to lead to or result in, a sale or disposition of common stock or other of the Company’s securities, even if such common stock or other securities would be disposed of by someone other than the lock-up party, including, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option, forward, swap or any other derivative transaction or instrument) with respect to any common stock, or any other of the Company’s securities that includes, relates to, or derives any significant part of its value from common stock or any other of the Company’s securities.

The restrictions described in the paragraph above relating to our officers, directors, and significant stockholders do not apply to: (a) transactions relating to shares of common stock or other securities acquired in the open market after the completion of this offering; (b) bona fide gifts or other dispositions of shares of any class of the Company’s capital stock or securities convertible into common stock, in each case that are made exclusively between and among the lock-up party or members of their family (including to any trust, limited partnership, limited liability company or other entity for the direct benefit of the lock-up party or any members of their family) or affiliates of the lock-up party, including its subsidiaries, partners (if a partnership) or members (if a limited liability company); (c) transfers by will or intestacy; (d) transfers to any trust for the direct or indirect benefit of the lock-up party or their immediate family, or if the stockholder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (e) transfers to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (f) transfers to a partnership, limited liability company or other entity of which to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under (b) through (e) above; (g) transfers if the stockholder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the stockholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the stockholder or affiliates of the stockholder (including where the stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or stockholders of the stockholder; (h) transfers to partners, members, stockholders or other equityholders of the stockholder, any direct or indirect partner, member, stockholder or other equityholder of such transferee until the lock-up securities come to be held by a natural person; (i) transfers by operation of law or pursuant to an order of a court (including a qualified domestic order, divorce settlement, divorce decree or separation agreement) or regulatory agency; (j) transfers to us from an employee upon death, disability or termination of employment, in each case, of such employee; (k) transfers to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement are subject to the terms of lock-up agreement, and provided further that any such restricted stock units, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan described in this prospectus; (l) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors and made to all holders of our capital stock involving a change of control of the Company; provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up securities remain subject to the provisions of the lock-up agreement; (m) the exercise of outstanding options, settlement of restricted stock units or other equity awards or exercise of warrants pursuant to plans described in this prospectus; provided that any lock-up securities received upon such exercise, vesting or settlement are subject to the terms of the lock-up agreement; (n) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock or warrants to acquire shares of common stock; provided that any such shares of common stock or warrants received upon such conversion are subject to the terms of the lock-up agreement; (o) any pledge, charge, hypothecation or other granting of a security interest in lock-up securities by the Bain Funds or Whitney Funds (each, as defined below) to one or more banks, financial or other lending institutions (“Lenders”) as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit entered into by the lock-up party or any of its direct or indirect subsidiaries and any transfers of such lock-up securities or such other securities to the applicable Lender(s) or other third parties upon or following foreclosure upon or enforcement of such lock-up securities or such securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit (including, without limitation, pursuant to any agreement or arrangement existing as of the date hereof); provided that with respect to any pledge, charge, hypothecation or other granting of a security interest set forth above after the execution of this agreement, the applicable Lender(s) is informed of the existence and contents of this agreement before entering into any margin loan or other loans, advances or extensions of credit; (p) transfers by entities affiliated with Bain (collectively, the “Bain Funds”) on or prior to the effective date of this registration statement by bona fide gift to any charitable organizations, either directly or indirectly (including through any related distributions or dividends to the direct or indirect equity holders of the Bain Funds or to managing directors of Bain Capital Investors, LLC, in each case as necessary to facilitate any such bona fide gifts); (q) transfers by entities affiliated with J.H. Whitney (collectively, the “Whitney Funds”) on or prior to the effective date of this registration statement by bona fide gift to any charitable organizations, either directly or indirectly (including through any related distributions or dividends to the direct or indirect equity holders of the Whitney Funds or to managing directors of J.H. Whitney Capital Partners, LLC, in each case as necessary to facilitate any such bona fide gifts); or (r) the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act, except that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, are may be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the restricted period (as may be extended) and neither the lock-up party nor the Company is required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Securities and Exchange Commission under the Exchange Act during the restricted period and neither otherwise voluntarily effects any such public filing or report regarding such Rule 10b5-1 Plan; provided that: (i) in the case of (b), (c), (d), (e), (f), (g), (h), (i) and (o), the transfer does not involve a disposition for value and each donee, devisee, transferee or distributee agrees to be bound by the terms of the lock-up agreement to the same extent as if it were a party to the lock-up agreement; (ii) in the case of (b), (c), (d), (e), (f), (g) and (k) that each donee, devisee, transferee or distributee is not be required by law (including without limitation the disclosure requirements of the Securities Act and the Exchange Act) to make, and agrees to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the restricted period; in the case of (h) and (i) that no public filing, report or announcement is voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution is legally required during the restricted period, such filing, report or announcement clearly indicates in the footnotes thereto the nature and conditions of such transfer; and in the case of (b) that the lock-up party notifies the representatives at least two business days prior to the proposed transfer or disposition.

At least two of Barclays Capital Inc., J.P. Morgan Securities LLC, BMO Capital Markets Corp. and Credit Suisse Securities (USA) LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on Nasdaq under the symbol “AVAH.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

An affiliate of Barclays Capital Inc. serves as administrative agent, collateral agent, letter of credit issuer, swingline lender and lender and affiliates of Barclays Capital Inc., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Jefferies LLC, J.P. Morgan Securities LLC, RBC Capital Markets and Truist Securities, Inc. are joint lead arrangers and bookrunners under our First Lien Credit Agreement. In addition, an affiliate of RBC Capital Markets, LLC serves as administrative agent, collateral agent and lender and affiliates of Barclays Capital Inc., BMO Capital Markets Corp. and RBC Capital Markets, LLC are joint lead arrangers and bookrunners under our Second Lien Credit Agreement. As a result, such affiliates may receive a portion of the net proceeds of this offering in connection with the repayment of our Senior Secured Credit Agreements. See “Use of Proceeds.” Because an affiliate of Barclays Capital Inc. will receive greater than 5% of the net proceeds of this offering in connection with the repayment of our Senior Secured Credit Agreements, Barclays Capital Inc. is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering is being conducted in accordance with the applicable provisions of FINRA Rule 5121, including the requirement that a “qualified independent underwriter” participate in the preparation of the prospectus and exercise the usual standards of due diligence in connection with such participation. J.P. Morgan Securities LLC has agreed to serve as the qualified independent underwriter for this offering and will not receive any additional fees for serving in that capacity. We have agreed to indemnify J.P. Morgan Securities LLC against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Selling Restrictions

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates

(including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

LEGAL MATTERS

Greenberg Traurig, P.A., Kirkland & Ellis LLP and Dechert LLP have acted as counsel for us, and certain legal matters with regard to the validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, P.A. Davis Polk & Wardwell LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Aveanna Healthcare Holdings Inc. and subsidiaries at January 2, 2021 and December 28, 2019 and for each of the three years in the period ended January 2, 2021, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at www.aveanna.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Audit Committee and the Board of Directors of Aveanna Healthcare Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aveanna Healthcare Holdings Inc. and subsidiaries (the Company) as of January 2, 2021 and December 28, 2019, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended January 2, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 2, 2021 and December 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter

For the year ended January 2, 2021, the Company’s revenues were $1.495 billion. As discussed in Note 3 to the consolidated financial statements, the Company determines the transaction price based on established billing rates reduced by estimates for contractual adjustments and discounts provided to third-party payors and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. Implicit price concessions are based on historical collection experience.

Auditing management’s revenue recognition and its estimates of contractual adjustments, discounts and implicit price concessions was extensive due to the significant data inputs utilized in estimating the related amounts and as it required certain judgments regarding underlying assumptions. The Company’s methodology utilizes analyses of historical cash collection experience over a trailing period as well as an assessment of various factors including reimbursement programs, updated regulations, contract negotiations with payors and changes in market conditions, among other factors.

How We Addressed the Matter in Our Audit	To test the revenue recognized and its estimates of contractual adjustments, discounts and implicit price concessions, we performed audit procedures that included, among others, testing on a sample basis the completeness and accuracy of the underlying inputs used by the Company in its estimates, performing data analytics to test the completeness and accuracy of the recorded revenue, and tracing a sample of cash receipts to supporting journal entries and contracts. For example, we agreed the service period, revenue amount, and date and amount of cash receipt to third-party evidence for transactions selected. Our testing also included recalculating and testing the accuracy of management’s calculation of revenue and its estimates of contractual adjustments, discounts and implicit price concessions. We assessed the accuracy of the recorded revenue and management’s estimates of contractual adjustments, discounts and implicit price concessions based on the Company’s analyses of cash collection experience and various risk analytics to support the reasonableness of the underlying assumptions considered by management.

Interim Valuation of Therapy Reporting Unit Goodwill

Description of the Matter

As discussed in Notes 2, 5 and 15 to the consolidated financial statements, the Company performs its annual goodwill impairment test on the first day of the fourth quarter of each fiscal year or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test compares the fair value of the reporting unit (calculated using a combination of discounted cash flows as well as a market approach that compares a reporting unit’s earnings and revenue multiples to those of comparable companies) to its carrying value. As a result of the COVID-19 environment, during the second fiscal quarter of 2020, management made the decision to exit its pediatric Therapy applied behavioral analysis (“ABA”) services business. In connection with these activities, management evaluated the Therapy reporting unit, included within the Private Duty Services segment, for goodwill impairment and recorded an impairment charge of $75.7 million.

Auditing management’s goodwill impairment test for the Therapy reporting units was complex and judgmental due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as revenue growth rates, projected earnings before interest, taxes, depreciation, and amortization (“EBITDA”) margins and discount rate, among others, which are affected by expectations about economic conditions, changes to business models or changes in operating performance.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Therapy reporting unit, we performed audit procedures that included, among others, assessing valuation methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We involved our valuation specialists in reviewing the valuation methodology, discount rate, among other assumptions, and assessing the market multiples by comparison to the selected publicly traded companies. We also tested the underlying data used by the Company in its analysis for completeness and accuracy. We assessed the reasonableness of the Company’s revenue growth rates and projected EBITDA margins, by comparing those assumptions to recent historical performance and current economic and industry trends. We recalculated the reporting unit’s fair value based on management’s significant assumptions and tested the allocation of assets and liabilities used to calculate the carrying value of the reporting unit. We also performed sensitivity analyses of the significant assumptions to evaluate the changes in fair value that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Atlanta, GA

March 19, 2021, except as to the paragraphs, and the effects thereto, related to the acquisition, change in capital structure and stock incentive plan in Note 21, as to which the date is April 19, 2021

April 19, 2021

AVEANNA HEALTHCARE HOLDINGS INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 2, 2021 AND DECEMBER 28, 2019,

AND FOR THE FISCAL YEARS ENDED

JANUARY 2, 2021, DECEMBER 28, 2019, AND DECEMBER 29, 2018

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of
	January 2, 2021	December 28, 2019
ASSETS
Current assets:
Cash and cash equivalents	$137,345	$3,327
Patient accounts receivable	172,887	158,817
Receivables under insured programs	7,992	5,482
Prepaid expenses	11,080	10,162
Other current assets	11,340	8,557

Total current assets	340,644	186,345
Property and equipment, net	32,650	35,387
Operating lease right of use assets	46,217	45,079
Goodwill	1,316,385	1,226,064
Intangible assets, net	73,572	54,299
Receivables under insured programs	23,990	25,153
Deferred income taxes	2,931	913
Other long-term assets	7,627	5,194

Total assets	$1,844,016	$1,578,434

LIABILITIES, DEFERRED RESTRICTED STOCK UNITS, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and other accrued liabilities	$56,668	$66,418
Accrued payroll and employee benefits	56,834	37,457
Accrued interest	2,398	—
Notes payable	2,872	2,027
Current portion of insurance reserves - insured programs	7,992	5,482
Current portion of insurance reserves	12,294	11,845
Current portion of long-term obligations	9,910	8,060
Current portion of operating lease liabilities	11,884	10,772
Current portion of deferred payroll taxes	24,824	—
Government stimulus liabilities	29,444	—
Other current liabilities	45,293	26,482

Total current liabilities	260,413	168,543
Revolving line of credit	—	31,500
Long-term obligations, less current portion	1,163,490	986,059
Long-term insurance reserves - insured programs	23,990	25,153
Long-term insurance reserves	30,336	26,252
Operating lease liabilities, less current portion	40,246	41,222
Deferred payroll taxes	24,824	—
Deferred income taxes	2,591	1,745
Other long-term liabilities	30,957	27,016

Total liabilities	1,576,847	1,307,490
Commitments and contingencies (Note 13)
Deferred restricted stock units	2,135	752
Shareholders’ equity:
Preferred shares, no par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common shares, $0.01 par value, 1,000,000,000 shares authorized; 141,928,184 and 136,803,189 issued and outstanding, respectively	1,419	1,368
Additional paid-in capital	721,247	669,406
Accumulated deficit	(457,632)	(400,582)

Total shareholders’ equity	265,034	270,192

Total liabilities, deferred restricted stock units, and shareholders’ equity	$1,844,016	$1,578,434

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share data)

	For the Years Ended
	January 2, 2021	December 28, 2019	December 29, 2018
Revenue	$1,495,105	$1,384,065	$1,253,673
Cost of revenue, excluding depreciation and amortization	1,040,590	964,814	859,351
Branch and regional administrative expenses	240,946	227,762	217,357
Corporate expenses	113,828	113,235	104,486
Goodwill impairment	75,727	—	—
Depreciation and amortization	17,027	14,317	11,938
Acquisition-related costs	9,564	22,661	15,577
Other operating expenses	910	2,322	5,931

Operating (loss) income	(3,487)	38,954	39,033
Interest income	345	207	594
Interest expense	(82,983)	(92,296)	(75,542)
Loss on debt extinguishment	(73)	(4,858)	—
Other income (expense)	34,464	(17,037)	(13,744)

Loss before income taxes	(51,734)	(75,030)	(49,659)
Income tax (expense) benefit	(5,316)	(1,486)	2,513

Net loss	$(57,050)	$(76,516)	$(47,146)

Loss per share:
Net loss per share, basic and diluted	$(0.40)	$(0.56)	$(0.36)
Weighted average shares outstanding, basic and diluted	140,971,924	136,905,689	131,306,906

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except share data)

	Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 30, 2017	125,646,849	$1,256	$611,672	$(276,687)	$336,241
Issuance of common shares	11,156,340	112	54,309	—	54,421
Non-cash compensation	—	—	1,477	—	1,477
Net loss	—	—	—	(47,146)	(47,146)

Balance, December 29, 2018	136,803,189	1,368	667,458	(323,833)	344,993

Effect of adoption of ASC 842	—	—	—	(233)	(233)
Non-cash compensation	—	—	1,948	—	1,948
Net loss	—	—	—	(76,516)	(76,516)

Balance, December 28, 2019	136,803,189	1,368	669,406	(400,582)	270,192

Issuance of common shares	5,124,995	51	49,949	—	50,000
Non-cash compensation	—	—	1,892	—	1,892
Net loss	—	—	—	(57,050)	(57,050)

Balance, January 2, 2021	141,928,184	$1,419	$721,247	$(457,632)	$265,034

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Years Ended
	January 2,	December 28,	December 29,
	2021	2019	2018
Cash Flows From Operating Activities:
Net loss	$(57,050)	$(76,516)	$(47,146)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	17,027	14,317	11,938
Amortization of deferred debt issuance costs	7,534	6,724	5,379
Amortization and impairment of operating lease right of use assets	13,197	12,696	—
Non-cash compensation	3,275	1,948	2,118
Loss on escrow accounts	—	—	270
Goodwill impairment	75,727	—	—
Loss on disposal of licenses, property and equipment	1,843	1,936	1,681
Fair value adjustment on interest rate derivatives	4,881	12,151	11,832
Fair value adjustment on contingent consideration	—	—	4,400
Loss on disposal of business	—	1,031	—
Loss on extinguishment of debt	73	4,858	—
Deferred income taxes	(6,425)	(919)	(3,632)
Changes in operating assets and liabilities, net of impact of acquisitions:
Patient accounts receivable	8,563	3,337	(7,955)
Prepaid expenses	3,261	2,088	2,418
Other current and long-term assets	(4,280)	4,278	5,055
Accounts payable and other accrued liabilities	(6,811)	19,292	21,507
Accrued payroll and employee benefits	11,291	488	(1,270)
Accrued interest	2,398	(7,556)	7,394
Insurance reserves	4,499	8,026	5,799
Contingent consideration	—	(4,400)	—
Operating lease liabilities	(13,548)	(13,164)	—
Deferred payroll taxes	46,805	—	—
Other current and long-term liabilities	4,358	671	1,808

Net cash provided by (used in) operating activities	116,618	(8,714)	21,596

Cash Flows From Investing Activities:
Acquisitions of businesses, net of cash acquired	(178,307)	(957)	(209,968)
Disposal of business	—	(230)	—
Purchases of property and equipment	(15,237)	(16,637)	(19,579)

Net cash used in investing activities	(193,544)	(17,824)	(229,547)

Cash Flows From Financing Activities:
Proceeds from issuance of common shares	50,000	—	54,421
Proceeds from revolving line of credit	14,000	50,000	15,000
Repayments on revolving line of credit	(45,500)	(18,500)	(15,000)
Proceeds from issuance of term loans, net of debt issuance costs	180,651	50,000	156,493
Principal payments on term loans and notes payable	(11,697)	(12,565)	(6,761)
Proceeds from government stimulus funds	29,444	—	—
Principal payments of financing lease obligations	(764)	—	—
Proceeds from issuance of bond obligations	—	560,000	—
Redemption of bond obligation	—	(560,000)	—
Payment of debt issuance costs	(3,083)	(1,471)	—
Payment of deferred offering costs	(2,107)	—	—
Payment of acquisition-related contingent consideration	—	(45,600)	—

Net cash provided by financing activities	210,944	21,864	204,153

Net increase (decrease) in cash and cash equivalents	134,018	(4,674)	(3,798)
Cash and cash equivalents at beginning of year	3,327	8,001	11,799

Cash and cash equivalents at end of year	$137,345	$3,327	$8,001

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$73,051	$92,809	$62,769

Cash paid for income taxes	$2,171	$1,550	$3,147

Supplemental Disclosures of Non-Cash Activity:
Acquisition of property and equipment on accrual	$1,438	$7,301	$924

Acquisition of property and equipment under financing lease obligations	$—	$2,806	$—

Deferred offering costs included in accounts payable and other accrued liabilities	$819	$—	$—

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Aveanna Healthcare Holdings Inc. was formed on November 30, 2016 as the parent company of Aveanna Healthcare LLC. The Company is headquartered in Atlanta, Georgia and has ongoing operations in 30 states with concentrations in Texas, Pennsylvania, and California, providing a broad range of pediatric and adult healthcare services including nursing, rehabilitation services, occupational nursing in schools, therapy services, day treatment centers for medically fragile and chronically ill children and adults, as well as delivery of enteral nutrition and other products to patients. The Company also provides case management services in order to assist the family and patient by coordinating the provision of services between the insurer or other payer, the physician, the hospital, and other healthcare providers. In addition, the Company provides respite healthcare services, which are temporary care provider services provided in relief of the patient’s normal caregiver. The Company’s services are designed to provide a high quality, lower cost alternative to prolonged hospitalization.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of Aveanna Healthcare Holdings Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in its accompanying consolidated financial statements, and business combinations accounted for as purchases have been included in its consolidated financial statements from their respective dates of acquisition.

Basis of Presentation

The Company maintains a 52-week fiscal year. The accompanying consolidated balance sheets reflects the accounts of the Company as of January 2, 2021 and December 28, 2019. For the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018, the accompanying consolidated statements of operations, shareholders’ equity and cash flows reflect the accounts of the Company from December 29, 2019 through January 2, 2021, December 30, 2018 through December 28, 2019 and December 31, 2017 through December 29, 2018, respectively. The fiscal year ended January 2, 2021 includes 53 weeks and the fiscal years ended December 28, 2019 and December 29, 2018 include 52 weeks.

Use of Estimates

The Company’s accounting and reporting policies conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that impact the amounts reported in these consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no restricted cash balance at January 2, 2021 and December 28, 2019, respectively.

Patient Accounts Receivable

The Company receives payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and patients.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue and receivables from government agencies are significant to our operations, but management does not believe there are significant credit risks associated with these government agencies. Management does not believe there are any other significant concentrations of revenue from any particular payer that would subject the Company to any significant credit risks in the collection of accounts receivable. Changes in general economic conditions, patient accounting service center operations, payer mix, or federal or state governmental health care coverage could affect collection of accounts receivable, cash flows and results of operations.

Long-Lived Assets

The carrying value of long-lived assets, including amortizable, identifiable intangible assets, and asset groups are evaluated whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant decrease in the market price of an asset, a significant adverse change in the extent or manner in which an asset is being used or a significant deterioration in its physical condition, and operating or cash flow performance that demonstrates continuing losses associated with an asset or asset group. A potential impairment has occurred if the projected future undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group are less than the carrying value of the asset or asset group. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operation. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment charge is recorded equal to the excess of the asset or asset group’s carrying value over its fair value.

Fair value is measured based on a projected discounted cash flow model using a discount rate the Company believes is commensurate with the risk inherent in its business. Any impairment charge would be recognized within operating expenses as other operating expense in the fiscal year incurred. Except for licenses, for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, no long-lived assets were deemed to be impaired. See Note 5 – Goodwill and Intangible Assets, Net for impairment recorded related to licenses.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful lives of the assets. Additions and improvements are capitalized. Maintenance and repair expenses are charged to expense as incurred. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is recognized in other expense on the consolidated statements of operations.

The Company generally provides for depreciation over the following estimated useful lives:

Years
Furniture and fixtures	3 - 10
Computer hardware and software	3 - 5
Home care equipment	1 - 5
Leasehold improvements and financing lease obligations	Lesser of lease life or expected useful life

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the balances related to property and equipment, net as of January 2, 2021 and December 28, 2019 (amounts in thousands):

	January 2, 2021	December 28, 2019
Furniture and fixtures	$10,769	$9,309
Computer hardware and software	24,483	16,466
Home care equipment	9,809	7,348
Leasehold improvements	16,417	15,029
Construction in progress	669	5,079
Financing lease obligations	1,796	2,778

	63,943	56,009
Less accumulated depreciation	(31,293)	(20,622)

Total	$32,650	$35,387

Depreciation expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 was $13.0 million, $10.1 million and $7.4 million, respectively.

Goodwill

Goodwill represents the amount of the purchase price in excess of the fair values assigned to the underlying identifiable net assets of acquired businesses. Goodwill is not amortized but is subject to an annual impairment test at the reporting unit level. The Company performs its annual goodwill impairment test on the first day of the fourth quarter of each fiscal year. Tests are performed more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or regulatory environment or legal factors.

During the second fiscal quarter of 2020, the Company concluded that an interim goodwill impairment test was necessary with respect to its Therapy reporting unit. Factors that led to this decision included a significant decline in the pediatric Therapy ABA services business as a result of the COVID-19 environment, the Company’s subsequent decision to exit its pediatric Therapy ABA services business, and consideration given to the amount by which the Therapy reporting unit’s fair value exceeded the carrying value from the fiscal year 2019 annual goodwill impairment test.

As a result of the interim goodwill impairment test, the Company determined its goodwill associated with the Therapy reporting unit was partially impaired and recorded a goodwill impairment of $75.7 million. The Company did not perform interim goodwill impairment tests on any other reporting units at that time as the COVID-19 environment did not have the same impact to the remainder of the reporting units.

For both its interim and annual goodwill impairment tests, the Company engages a third-party valuation firm to assist in calculating a reporting unit’s fair value, which is derived using a combination of both income and market approaches. The income approach utilizes projected operating results and cash flows and includes significant assumptions such as revenue growth rates, projected EBITDA margins, and discount rates. The market approach compares its reporting units’ earnings and revenue multiples to those of comparable companies. Estimates of fair value may differ from actual results due to, among other things, economic conditions, changes to business models or changes in operating performance. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value of all reporting units. Significant differences between these estimates and actual future performance could result in additional impairment in future fiscal years.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has determined it has eight reporting units for each of the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, respectively, which require goodwill impairment testing. During the Company’s annual goodwill impairment test for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, the Company did not identify any reporting units in which its carrying value exceeded its estimated fair value. The Company determined that there were no events that occurred or circumstances that changed in the fourth quarter of 2020 that would more likely than not reduce the fair value of its reporting units below its carrying value.

Intangible Assets, Net

Intangible assets consist of licenses (including certificates of need), acquired trade names, non-compete agreements, and internal-use software. The Company amortizes non-compete agreements and acquired trade names that it does not intend to use indefinitely on a straight-line basis over its estimated useful lives, which is one to four years for non-compete agreements and one to two years for acquired trade names. In addition, the Company amortizes internal-use software over the lesser of the remaining license term or useful life of the software, which is three to ten years. Impairment tests are performed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the intangible below its carrying amount. These events or circumstances include but are not limited to, a significant adverse change in the business or exiting an overlapping market.

During the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, the Company recorded a loss on disposal of licenses of $1.5 million, $1.1 million, and $1.5 million, respectively. These losses are included in other operating expenses in the accompanying statements of operations. The Company utilizes the cost approach to determine the estimated fair value of licenses. The cost approach calculates fair value by calculating the cost to acquire a license in each state the Company operates. The Company calculates the replacement cost based on average incurred costs to acquire a license in each location.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this is the case, the single identifiable asset or the group of similar assets is not deemed to be a business and is instead deemed to be an asset. If this is not the case, the Company then further evaluates whether the single identifiable asset or group of similar identifiable assets and activities includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the single identifiable asset or group of similar identifiable assets and activities is a business.

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. The assets acquired and liabilities assumed are generally measured at fair value on the acquisition date using the appropriate valuation method. Goodwill represents the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed. The operations of an acquisition are included in the consolidated financial statements from the respective date of the acquisition. See Note 4 - Acquisitions for additional information on the Company’s acquisitions.

Debt Issuance Costs

The Company defers costs directly associated with acquiring third-party financing. Debt issuance costs related to the term loans are recorded as a direct deduction from the carrying amount of the debt. The balance for debt issuance costs related to the term loans as of January 2, 2021 and December 28, 2019 was

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately $31.3 million and $34.1 million, respectively. Debt issuance costs related to the revolving credit facility are recorded within other long-term assets. The balance for debt issuance costs related to the revolving credit facility as of January 2, 2021 and December 28, 2019 was approximately $0.5 million and $0.8 million, respectively. Debt issuance costs are amortized using the effective interest rate method over the terms of the related long-term obligation, revolving credit agreement, and delayed draw term loan. The Company recognized approximately $7.5 million, $6.7 million and $5.4 million of interest expense related to the amortization of these costs during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, respectively.

Insurance Programs

The Company self-insures its exposure to professional malpractice and workers’ compensation risk up to selected retention levels. Reserves are established for estimates of the loss that will ultimately be incurred on claims that have been reported but not paid and claims that have been incurred but not reported. These reserves are established based on consultation with an independent actuary. The actuarial valuations consider a number of factors, including historical claim payment patterns, changes in case reserves and the assumed rate of increase in healthcare costs. Recent trends in industry experience and the Company’s historical experience are the most significant factors in the determination of these reserves. Management believes the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, actual claims incurred may differ from estimates due to changes in the timing of claims reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and actual future cost increases. Accrued unpaid claims and expenses that are expected to be paid within the next twelve months are classified as current liabilities. All other accrued unpaid claims and expenses are classified as long-term liabilities.

Receivables under insured programs represent the portion of the Company’s reserves for professional liability and workers’ compensation losses estimated to be reimbursable under commercial insurance policies. The entities providing loss coverage to the Company are creditworthy commercial insurance companies and the Company believes that such receivables are probable of being collected and that these companies will be able to fully satisfy their obligations under the insurance contracts. Receivables under insured programs that are expected to be paid within the next twelve months are classified as current assets. All other receivables under insured programs are classified as long-term assets.

Income Taxes

The Company uses the asset and liability approach for measuring deferred tax assets and liabilities based on temporary differences existing at each balance sheet date using currently enacted tax rates. The deferred tax calculation requires the Company to make certain estimates about future operations. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. The effect of a change in tax rate is recognized as income or expense in the fiscal year that includes the enactment date.

Management regularly assesses the ability to realize deferred tax assets recorded in the Company’s entities based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. In the event future taxable income is below management’s estimates or is generated in tax jurisdictions different than projected, the Company could be required to increase the valuation allowance for deferred tax assets. This would result in an increase in its effective tax rate.

The Company records liabilities for uncertain income tax positions based on a two-step process. The first step is recognition, where an individual tax position is evaluated as to whether it has a likelihood of greater

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

than 50% of being sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation processes. For tax positions that are currently estimated to have less than a 50% likelihood of being sustained, no tax benefit is recorded. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized on ultimate settlement. The actual benefits ultimately realized may differ from the estimates. In future fiscal years, changes in facts, circumstances, and new information may require the Company to change the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recorded in income tax expense and liability in the fiscal year in which such changes occur. Any interest or penalties incurred related to unrecognized tax benefits are recorded as a component of the provision for income tax expense.

Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is calculated by dividing net loss by the diluted weighted average number of common shares outstanding for the period. For purpose of this calculation, outstanding stock options and unvested deferred restricted stock units are considered potential dilutive common shares.

Share-Based Compensation

The fair value of service-based employee awards is recognized as compensation expense on a straight-line basis over the requisite service fiscal year of the award. The fair value of performance-based awards is recognized as compensation expense ratably over the service fiscal year of each performance tranche when it is probable that the performance target will be achieved. The fair value of accelerator-based awards is recognized as compensation expense ratably over the derived service fiscal year of each accelerator tranche. The fair value of the service stock-based awards is determined using the Black-Scholes option pricing model. The fair value of the performance and accelerator stock-based awards are determined using the Monte Carlo option pricing model.

Determining the fair value of options at the grant date requires judgment, including estimating the expected term and the associated volatility. The estimated fair value of the Company’s stock is determined by management, using input from third-party valuations of common stock. The Company has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense.

Fair Values of Financial Instruments

Certain assets and liabilities are recorded at fair value in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company uses a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1 - Quoted market prices in active markets for identical assets and liabilities.

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•

Level 2 - Observable inputs other than quoted market prices in Level 1, such as quoted market prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

See Note 8 – Fair Value Measurements for additional details of the Company’s fair value measurements.

Derivative Financial Instruments

The Company may from time to time utilize derivative financial instruments to reduce interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Branch and Regional Administrative Expenses

Branch and regional administrative expenses are administrative costs incurred in the branches and regional offices to administratively support the provision of clinical care to patients. These costs include the compensation of branch and regional leaders, recruiting, scheduling, and rent, among other things.

Corporate Expenses

Corporate expenses include costs to support the branches and regions including corporate headquarters, corporate payroll, billing and collections, corporate facilities, corporate people services, corporate information technology, and corporate related professional services necessary to support field operations.

Marketing Costs

The Company expenses marketing costs as incurred. Marketing expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 was $2.7 million, $5.7 million and $3.6 million, respectively.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. There was no difference between net loss and comprehensive loss presented in the accompanying consolidated financial statements for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of patient accounts receivable. Should government agencies suspend or significantly reduce contributions to government insurance programs, the Company’s ability to collect its receivables would be adversely affected. The Company’s exposure to credit risk with respect to its remaining receivables is limited due to the large number of state Medicaid and Medicaid Managed Care Organization payers.

The Company is also subject to credit risk due to the variable interest rates on its term loan obligations. As a result, the Company has entered into an interest cap and two interest rate swap agreements to limit its exposure to risk on its variable rate debt. See Note 9 – Derivative Financial Instruments for further details on the interest rate derivative instruments.

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The Company maintains its cash in bank deposit accounts with major financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Segments

The Company’s operating segments have been identified based upon how management has organized the business by services provided to customers and how the chief operating decision maker (“CODM”) manages the business and allocates resources, consistent with the criteria in ASC 280, Segment Reporting. The Company has three operating segments and three reportable segments, Private Duty Services (“PDS”), Medical Solutions (“MS”) and Home Health & Hospice (“HHH”).

All of the Company’s identifiable assets are located in the United States, which is where the Company is domiciled. The Company does not generate revenue outside the United States. See Note 17 – Segment Information for additional information on the Company’s segments.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. In addition, a lessee is required to record (i) a right of use asset and a lease liability on its balance sheet at the lease commencement date for all leases with accounting lease terms of more than 12 months regardless of whether it is an operating or financing lease and (ii) lease expense in its consolidated statement of operations for operating leases and amortization and interest expense in its consolidated statement of operations for financing leases. Leases with a term of 12 months or less may be accounted for similar to prior guidance for operating leases today. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), which added an optional transition method that allows companies to adopt the standard as of the beginning of the year of adoption as opposed to the earliest comparative period presented. This ASU was effective for annual fiscal years beginning after December 15, 2018, and interim periods therein, with early adoption permitted. The standard requires a modified retrospective transition method, with the option to elect a package of practical expedients. The Company adopted ASC 842 effective December 30, 2018 using the modified retrospective transition method. Under this method, financial statements for periods after the adoption date are presented in accordance with ASC 842 and prior-period financial statements continue to be presented in accordance with ASC 840, the accounting standard originally in effect for such periods.

Upon its adoption of ASC 842, the Company recognized operating lease right of use assets of $42.3 million and operating lease liabilities of $48.0 million for all leases with lease terms of more than 12 months. At that time, the remaining deferred rent was removed from the consolidated balance sheet as part of the initial recording of the operating lease right of use assets. There was a $0.2 million increase to accumulated deficit as a result of the Company’s adoption of the new lease guidance.

Management exercised judgment in the adoption of the new leasing standard, including the determination of whether a financial arrangement includes a lease and in determining the appropriate discount rates to be applied to leases. When available, the Company used the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate was not available in the lease contract,

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the Company used its incremental borrowing rate. The Company elected to apply the package of practical expedients permitted under the transition guidance to its entire lease portfolio as of December 30, 2018. As a result, the Company was not required to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) whether the initial direct costs for any existing leases met the new definition of initial direct costs at the initial application date. In addition, the Company has elected the practical expedients that allow it to omit leases with initial terms of 12 months or less from the consolidated balance sheets. Such leases are expensed on a straight-line basis over the life of the lease. The Company has elected not to separate lease and non-lease components from future leases.

The Company’s future commitments under lease obligations and additional disclosures are summarized in Note 12 – Leases.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the FASB Emerging Issues Task Force), which clarifies that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument does not, in and of itself, require designation of that hedging relationship. As the Company does not apply hedge accounting to its derivative financial instruments, this ASU did not have an impact to the consolidated financial statements. In March 2016, the FASB also issued ASU 2016-06, Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force), which clarifies that an assessment of whether an embedded contingent call (put) option is clearly and closely related to the debt host requires only an analysis of a four-step decision sequence. As none of the Company’s derivative financial instruments include such options, the ASU did not have an impact to the consolidated financial statements. The Company adopted both standards effective December 30, 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides specific guidance on eight cash flow classification issues not specifically addressed by U.S. GAAP. This ASU is effective for annual fiscal years beginning after December 15, 2017, and interim periods therein, with early adoption permitted. The standard requires a retrospective transition method unless impracticable. In such a case, a prospective transition method is appropriate. The Company adopted this standard retrospectively effective on December 31, 2017, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This ASU was effective for annual fiscal years beginning after December 15, 2018, and interim periods therein. The Company adopted this standard effective December 30, 2018, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract in order to provide additional guidance on the accounting for costs of implementation activities performed in a cloud computing arrangement that is a service contract. This is an amendment to ASU 2015-05, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting

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arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for annual fiscal years beginning after December 15, 2019, and interim periods therein. The Company early adopted this standard effective December 31, 2017 on a prospective basis. The Company capitalized $1.3 million, $5.6 million, and $1.9 million of software implementation costs during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, respectively, and recorded amortization expense of $1.4 million and $0.7 million during the fiscal years ended January 2, 2021 and December 28, 2019, respectively. There was no amortization expense during the fiscal year ended December 29, 2018.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. Under the new standard, entities holding financial assets and net investment in leases that are not accounted for at fair value through net income are to be presented at the net amount expected to be collected. An allowance for credit losses will be a valuation account that will be deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. This ASU is effective for annual periods beginning after December 15, 2019, and interim periods therein, with early adoption permitted. The Company adopted this standard effective December 29, 2019, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement, to amend the disclosure requirements related to fair value measurement. These amendments include, but are not limited to, additional disclosures related to the rollforward for Level 3 fair value measurements. This ASU is effective for annual fiscal years beginning after December 15, 2019, and interim periods therein. The Company adopted this standard effective December 29, 2019, and the adoption of this standard did not materially affect the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and improves consistent application by clarifying and amending existing guidance. This ASU is effective for annual fiscal years beginning after December 15, 2020, and interim periods within. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. An entity may adopt this ASU as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020. The Company is currently evaluating the impact of adopting this standard.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, to clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. This ASU is effective immediately and

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should be adopted in conjunction with ASU 2020-04. The Company is currently evaluating the impact of adopting this standard.

3.	REVENUE

In May 2014, the FASB and the International Accounting Standards Board issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 requires companies to exercise more judgment and recognize revenue using a five-step process. The Company adopted ASU 2014-09 using the modified retrospective method for all contracts effective December 31, 2017 and is using a portfolio approach to group contracts with similar characteristics and analyze historical cash collection trends. Modified retrospective adoption requires entities to apply the standard retrospectively to the most current period presented in the financial statements, requiring the cumulative effect of the retrospective application as an adjustment to the opening balance of retained earnings at the date of initial application. Prior periods have not been adjusted. No cumulative-effect adjustment in retained earnings was recorded as the adoption of ASU 2014-09 had no impact on the Company’s reported historical revenue.

The adoption of ASU 2014-09 had no impact on the Company’s consolidated financial statements.

The Company evaluated the nature, amount, timing and uncertainty of revenue and cash flows using the five-step process provided within ASU 2014-09.

Revenue is primarily derived from pediatric healthcare services to patients, including private duty nursing, therapy services, and adult home health and hospice services (“patient revenue”) and from the delivery of enteral nutrition and other products to patients (“product revenue”). The services provided by the Company have no fixed duration and can be terminated by the patient or the facility at any time, and therefore, each treatment is its own stand-alone contract. Incremental costs of obtaining a contract are expensed as incurred due to the short-term nature of the contracts.

Services ordered by a healthcare provider in an episode of care are not separately identifiable and therefore have been combined into a single performance obligation for each contract. The Company recognizes revenue as its performance obligations are completed. For patient revenue, the performance obligation is satisfied over time as the customer simultaneously receives and consumes the benefits of the healthcare services provided. For product revenue, the performance obligation is satisfied at the point in time upon delivery to the patient. The Company recognizes revenue equally over the number of treatments provided in a single episode of care. Typically, patients and third-party payers are billed within several days of the service being performed, and payments are due based on contract terms.

The Company disaggregates revenue from contracts with customers by geographic location and by payer within each of the Company’s lines of business.

The Company’s lines of business can generally be classified into the following categories: private duty nursing, employer of record, therapy, medical solutions and home health and hospice.

Private Duty Nursing (“PDN”). The PDN business includes a broad range of pediatric and adult healthcare services including nursing, rehabilitation services, and occupational nursing in schools.

Employer of Record Support Services (“EOR”). The EOR business provides respite healthcare services, which are temporary care provider services provided in relief of the patient’s normal caregiver.

Therapy. The therapy business provides therapy, autistic and other behavioral services.

Medical Solutions (“MS”). The MS business includes the delivery of enteral nutrition and other products to patients.

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Home Health & Hospice (“HHH”). The HHH business provides home health, hospice and personal care services to predominately elderly patients.

Other Revenue. The Company provides financial management services in order to assist the family and patient by coordinating the reimbursement of authorized medical expenses between certain state-contracted non-profit programs and the family and patient. Other revenue represents the monthly fee earned by the Company for providing these services.

The table below presents total revenue attributed to each line of business (in thousands):

	Fiscal Year Ended January 2, 2021	Fiscal Year Ended December 28, 2019	Fiscal Year Ended December 29, 2018
Private duty nursing	$1,064,332	$1,049,887	$992,889
EOR	188,773	112,016	46,584
Therapy	75,555	90,267	96,091
Medical Solutions	134,180	112,877	98,659
HHH	31,180	17,071	17,858

Patient and product revenue	1,494,020	1,382,118	1,252,081
Other revenue	1,085	1,947	1,592

Total revenue	$1,495,105	$1,384,065	$1,253,673

The PDN, EOR and therapy businesses as well as the other revenue in the table above comprise the Company’s PDS reportable segment. The MS and HHH businesses in the table above are standalone reportable segments.

For the PDN, therapy, MS, and HHH businesses, the Company receives payments from the following sources for services rendered: (i) state governments under their respective Medicaid programs (“Medicaid”); (ii) Managed Care providers of state government Medicaid programs (“Medicaid MCO”); (iii) commercial insurers, (iv) other government programs including Medicare and Tricare (“Medicare”); and (v) individual patients. For the EOR business, the Company receives payments from Medicaid MCO providers only. As the period between the time of service and time of payment is typically one year or less, the Company elected the practical expedient under ASC 606-10-32-18 and did not adjust for the effects of a significant financing component.

The Company determines the transaction price based on established billing rates reduced by contractual adjustments and discounts provided to third-party payers and implicit price concessions. Contractual adjustments and discounts are based on contractual agreements, discount policies and historical experience. For the PDN, therapy, EOR, MS, and HHH businesses, implicit price concessions are based on historical collection experience. At January 2, 2021 and December 28, 2019, estimated explicit and implicit price concessions of $55.4 million and $44.3 million, respectively, had been recorded as reductions to our accounts receivable balances to enable us to record our revenues and accounts receivable at the estimated amounts we expected to collect. For the PDN, therapy, MS, and HHH businesses, most contracts contain variable consideration. However, it is unlikely a significant reversal of revenue will occur when the uncertainty is resolved, and therefore, the Company has included the variable consideration in the estimated transaction price. There is no significant variable consideration in EOR contracts. Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of operating expenses in the consolidated statements of operations. The Company did not record any bad debt expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018.

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The Company derives a significant portion of its revenue from Medicaid, Medicaid MCO, and other government payers that receive discounts from established billing rates. The regulations and various managed care contracts under which these discounts must be estimated are complex and subject to interpretation. Management estimates the transaction price on a payer-specific basis given its interpretation of the applicable regulations or contract terms. Updated regulations and contract negotiations occur frequently, necessitating regular review and assessment of the estimation process by management; however, there were no material revenue adjustments recognized from performance obligations satisfied or partially satisfied in previous periods for the years ended January 2, 2021, December 28, 2019, and December 29, 2018.

The following table presents patient and product revenue by payer type and as a percentage of patient and product revenue for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 (in thousands):

	Fiscal Year Ended January 2, 2021		Fiscal Year Ended December 28, 2019		Fiscal Year Ended December 29, 2018
	Revenue	Ratio	Revenue	Ratio	Revenue	Ratio
Medicaid MCO	$892,677	59.8%	$785,043	56.8%	$653,586	52.2%
Medicaid	405,626	27.1%	406,343	29.4%	393,154	31.4%
Commercial	147,310	9.9%	152,033	11.0%	165,275	13.2%
Medicare	46,166	3.1%	34,553	2.5%	35,058	2.8%
Self-pay	2,241	0.1%	4,146	0.3%	5,008	0.4%

Patient and product revenue	$1,494,020	100.0%	$1,382,118	100.0%	$1,252,081	100.0%

4.	ACQUISITIONS

Acquisitions During the Year Ended January 2, 2021

On August 2, 2020, the Company acquired 100% of the issued and outstanding common stock of Total Care, Inc. (“Total Care”). Total Care provides private duty nursing and individual client care for all ages, with a particular focus on pediatric patients. Preliminary total consideration for the transaction was $11.7 million, of which $10.4 million was paid in cash at closing. Per the purchase agreement, a total of $1.3 million of total consideration is to be held by the Company to settle indemnity claims and working capital adjustments. The holdback payments, net of any indemnity claims and working capital adjustments, will be paid to the sellers over a three to eighteen-month period after closing.

On September 19, 2020, the Company acquired 100% of the issued and outstanding common stock of D&D Services, Inc. d/b/a Preferred Pediatric Home Health Care (“Preferred”). Preferred is a comprehensive provider of home care services for pediatric and adult patients. Preliminary total consideration for the transaction was $40.6 million, of which $39.8 million was paid in cash at closing. Per the purchase agreement, a total of $0.8 million of total consideration is to be held by the Company to settle working capital adjustments. The holdback payment, net of working capital adjustments, will be paid to the sellers three months after closing.

On September 26, 2020, the Company acquired 100% of the issued and outstanding membership interests of Evergreen Home Healthcare, LLC (“Evergreen”). Evergreen offers private duty nursing and unskilled services and home care services to children and adults. Preliminary total consideration for the transaction was $14.4 million, of which $11.3 million was paid in cash at closing. Per the purchase agreement, a total of $1.2 million of total consideration is to be held by the Company to settle indemnity claims and working capital adjustments. The holdback payments, net of any indemnity claims and working capital adjustments,

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will be paid to the sellers over a two to eighteen-month period after closing. Total consideration also included $1.9 million of contingent consideration recognized at the acquisition date. Per the purchase agreement, the Company would pay the sellers of Evergreen up to an additional $1.9 million based on the outcome of whether the Paycheck Protection Program loan is forgiven. The fair value at the acquisition date for the contingent consideration was determined by assessing the probabilities of the most likely outcomes regarding loan forgiveness.

On October 23, 2020, the Company acquired 100% of the issued and outstanding membership interests of Five Points Healthcare, LLC (“Five Points”). Five Points provides home health and hospice service to Medicare-certified patients. Preliminary total consideration for the transaction was $64.4 million, all of which was paid in cash at closing.

On December 19, 2020, the Company acquired 100% of the issued and outstanding capital stock of Recover Health, Inc. (“Recover”). Recover offers private duty nursing services and home health services to children and adults. Preliminary total consideration for the transaction was $61.0 million, all of which was paid in cash at closing.

On December 31, 2020, the Company acquired certain assets of Guardian Healthcare Home & Community Services, LLC (“Guardian”). Guardian specializes in home health services for patients of all ages. Preliminary total consideration for the transaction was $1.1 million, of which $0.9 million was paid in cash at closing. Per the purchase agreement, a total of $0.2 million of total consideration is considered contingent. The total consideration was recorded directly to Goodwill.

For all acquisitions, the Company recorded tangible and intangible assets acquired and liabilities assumed in the transaction under the acquisition method of accounting. The consideration was allocated to the assets acquired and liabilities assumed based on their fair values as of each transaction’s respective closing date and are subject to change within the measurement period, which does not exceed twelve months after the closing date. The Company allocated any excess purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed to goodwill.

The Company used the income approach to determine the estimated fair value of the trade names. This approach determined fair value by estimating the after-tax cash flows attributable to an identifiable intangible asset over its useful life and then discounting these after-tax cash flows back to a present value. The Company based its revenue assumptions on estimates of relevant market sizes, expected market growth rates and healthcare trends, such as payer rates and patient volumes. The Company based the discount rate used to arrive at a present value as of the date of acquisition on the time value of money.

The Company utilized the with or without approach to determine the estimated fair value of non-compete agreements. This approach determines fair value by estimating the impact to the business of the related individual if the non-compete agreement did not exist. The Company determined that the fair values of non-compete agreements acquired were immaterial.

The Company utilized the cost approach to determine the estimated fair value of licenses. The cost approach calculates fair value by calculating the cost to acquire a license in each state the Company operates. The Company calculated the replacement cost based on average incurred costs to acquire a license in each location.

The estimated allocations of assets acquired and liabilities assumed are based on information available to the Company as of January 2, 2021. The Company is completing its procedures related to the purchase price allocations and if information regarding these values is received that would result in a material adjustment to the values recorded, management will recognize the adjustment in the period this determination is made.

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The preliminary purchase price allocations as of the acquisition dates, reflecting measurement period adjustments made during the respective period, are as follows (amounts in thousands):

Entity	Total Care	Preferred	Evergreen	Five Points	Recover	Guardian

Acquisition Date	8/2/20	9/19/20	9/26/20	10/23/20	12/19/20	12/31/20

Cash consideration	$11,742	$40,622	$12,523	$64,399	$60,973	$900
Contingent consideration	—	—	1,906	—	—	150

Total	$11,742	$40,622	$14,429	$64,399	$60,973	$1,050

Cash and cash equivalents	$262	$—	$31	$590	$8,717	$—
Patient accounts receivable	868	3,891	565	6,653	10,656	—
Receivables under insured programs	17	1,760	179	783	1,616	—
Prepaid expenses	—	338	24	219	289	—
Other current assets	—	172	—	27	122	—
Property and equipment, net	6	1,178	120	197	629	—
Operating lease right of use assets	329	480	342	1,547	2,396	—
Intangible assets, net - licenses	152	3,119	1,225	7,497	8,308	—
Intangible assets, net - trade names	109	392	135	733	884	—
Deferred income taxes	7	—	—	—	—	—
Other long-term assets	—	—	—	63	115	—
Accounts payable and other accrued liabilities	(16)	(1,186)	(44)	(1,249)	(3,633)	—
Accrued payroll and employee benefits	(561)	(1,394)	(602)	(1,824)	(3,650)	—
Notes payable	—	—	—	(89)	—	—
Current portion of operating lease liabilities	(60)	(150)	(127)	(400)	(673)	—
Other current liabilities	—	(4,054)	—	(157)	(4,505)	—
Insurance reserves - insured programs	(17)	(1,760)	(179)	(783)	(1,616)	—
Operating lease liabilities, less current portion	(269)	(330)	(212)	(1,147)	(1,598)	—
Deferred payroll taxes	—	—	—	(920)	(1,978)	—
Deferred income taxes	—	(2,020)	—	(380)	(2,865)	—
Other long-term liabilities	—	(93)	—	—	—	—

Total identifiable net assets	827	343	1,457	11,360	13,214	—
Goodwill	10,915	40,279	12,972	53,039	47,759	1,050

Total	$11,742	$40,622	$14,429	$64,399	$60,973	$1,050

The preliminary goodwill recognized is attributable to the excess of the purchase price of the acquisition over the fair value of identifiable net assets acquired, including other identified intangible assets. Preliminary goodwill of $10.9 million, $13.0 million, $25.6 million, $4.1 million, and $1.1 million related to the Total Care, Evergreen, Five Points, Recover and Guardian acquisitions, respectively, is deductible for tax purposes and amortization commences on the transaction date. None of the preliminary goodwill related to the Preferred acquisition is deductible for tax purposes. Goodwill is primarily attributable to expected synergies resulting from the transactions.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the fiscal year ended January 2, 2021, the Company incurred approximately $9.6 million in transaction costs related to the above transactions. These costs are included in acquisition-related costs in the accompanying consolidated statements of operations.

Pro forma financial information related to the above acquisitions has not been provided as it is not material to the Company’s consolidated results of operations. The results of operations of the above acquisitions are included in the Company’s consolidated results of operations from the date of acquisition and were not significant for the fiscal year ended January 2, 2021.

Acquisitions During the Fiscal Year Ended December 28, 2019

On August 18, 2019, the Company acquired 100% of the membership interests in Home Health Care of Northern Nevada, LLC (“HHNV”) for cash consideration of $1.0 million. HHNV specializes in care-taking services such as nursing services, certified home health aide, and medical social work.

The purchase price allocation as of the acquisition date, reflecting measurement period adjustments made during the respective period, is as follows (amounts in thousands):

Entity	HHNV

Acquisition Date	8/18/19

Cash consideration	$957
Contingent consideration	—

Total	$957

Patient accounts receivable	$56
Intangible assets, net - licenses	390
Intangible assets, net - trade names	8
Accrued payroll and employee benefits	(46)

Total identifiable net assets	408
Goodwill	549

Total	$957

The goodwill recognized is attributable to the excess of the purchase price of the acquisition over the fair value of identifiable net assets acquired, including other identified intangible assets. Goodwill of $0.5 million related to the HHNV acquisition is deductible for tax purposes and amortization commences on the transaction date. Goodwill is primarily attributable to expected synergies resulting from the transactions.

During the fiscal year ended December 28, 2019, the Company incurred approximately $0.2 in transaction costs related to the above transaction. These costs are included in acquisition-related costs in the accompanying consolidated statements of operations. In addition to costs related to the acquisition described above, acquisition-related costs for the fiscal years ended December 28, 2019 includes costs of $22.5 million related to a terminated acquisition.

HHNV has been included in the Company’s consolidated financial statements since the respective acquisition date. Pro forma information for the HHNV acquisition has not been included as this acquisition is not material.

Acquisitions During the Fiscal Year Ended December 29, 2018

On July 1, 2018, the Company acquired 100% of the membership interests in Premier Healthcare Services, LLC (“Premier”). Premier provides in-home and center-based care to medically fragile children and adults.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Services include pediatric skilled nursing, therapy services, and unskilled respite care with primary operations in California. Total consideration for the transaction was $258.1 million of which $212.5 million was paid in cash at closing. Total consideration included $45.6 million of contingent consideration recognized at the acquisition date. Per the purchase agreement, the Company would pay the sellers of Premier up to an additional $50.0 million based on the outcome of legislation proposed by the state of California that would increase the hourly clinical rate received. The fair value at the acquisition date for the contingent consideration was determined by assessing the probabilities of the most likely outcomes of the legislation.

To fund the Premier acquisition, the Company received equity contributions totaling $54.4 million and entered into an amendment to an existing credit facility totaling $159.8 million, net of deferred financing fees of $11.2 million. The proceeds were used to pay the cash consideration paid at closing, costs and expenses incurred by the sellers in connection with the transaction of $23.7 million, and repayment of $26.2 million of Premier indebtedness. To fund the contingent consideration, the Company entered a delayed draw term loan amendment. The delayed draw term loan allows the Company to obtain up to an additional $50.0 million. The Company recorded $3.3 million of deferred financing fees related to the delayed draw term loan, which are recorded within other long-term assets in the accompanying consolidated balance sheets. See Note 7 - Long-Term Obligations for further details regarding the Company’s long-term obligations and the delayed draw term loan associated with the transaction.

The purchase price allocation as of the acquisition date, reflecting measurement period adjustments made during the respective period, is as follows (amounts in thousands):

Entity	Premier

Acquisition Date	7/1/18

Cash consideration	$212,473
Contingent consideration	45,600

Total	$258,073

Cash and cash equivalents	$2,505
Patient accounts receivable	24,753
Receivables under insured programs	5,235
Prepaid expenses	400
Other current assets	3,222
Property and equipment, net	996
Intangible assets, net - licenses	12,449
Intangible assets, net - trade names	3,800
Deferred income taxes	1,073
Other long-term assets	2,876
Accounts payable and other accrued liabilities	(1,485)
Accrued payroll and employee benefits	(9,065)
Other current liabilities	(2,114)
Insurance reserves - insured programs	(5,498)
Other long-term liabilities	(322)

Total identifiable net assets	38,825
Goodwill	219,248

Total	$258,073

The goodwill recognized is attributable to the excess of the purchase price of the acquisition over the fair value of identifiable net assets acquired, including other identified intangible assets. Goodwill of

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$222.8 million, related to the Premier acquisition is deductible for tax purposes and amortization commences on the transaction date. Goodwill is primarily attributable to expected synergies resulting from the transactions.

During the fiscal year ended December 29, 2018, the Company incurred approximately $6.9 million in transaction costs related to the above transactions. These costs are included in acquisition-related costs in the accompanying consolidated statements of operations. In addition to costs related to the acquisition described above, acquisition-related costs for the fiscal year ended December 29, 2018 includes costs of $8.7 million related to a terminated acquisition.

Premier has been included in the Company’s consolidated financial statements since the respective acquisition date. The following pro forma financial information presents the Company’s operating results as if the Premier acquisition had occurred on December 31, 2017 (amounts in thousands):

Fiscal Year Ended December 29, 2018
(unaudited)
Pro forma revenue	$1,344,000
Pro forma net loss	$(72,117)

The pro forma financial information above adjusts for the effects of material business combination items, including depreciation and amortization of acquired assets and interest expense and the corresponding income tax effects of each. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the operating results of the Company that would have been achieved had the Premier acquisition actually taken place on December 31, 2017. In addition, these results are not intended to be a projection of future results and do not reflect events that may occur after the acquisition, including, but not limited to, revenue enhancements, cost savings or operating synergies that the combined company may achieve as a result of the acquisition.

5.	GOODWILL AND INTANGIBLE ASSETS, NET

The following table summarizes changes in goodwill by segment during the fiscal years ended January 2, 2021 and December 28, 2019 (amounts in thousands):

	PDS	MS	HHH	Total
Goodwill:
Balance at December 29, 2018, net (1)	$1,091,556	$133,864	$—	$1,225,420
Additions	549	—	—	549
Measurement adjustments	95	—	—	95

Balance at December 28, 2019, net (1)	1,092,200	133,864	—	1,226,064
Additions	63,197	8,604	94,213	166,014
Measurement adjustments	34	—	—	34
Transfers	(17,386)	—	17,386	—
Impairment	(75,727)	—	—	(75,727)

Balance at January 2, 2021, net (2)	$1,062,318	$142,468	$111,599	$1,316,385

(1)	Goodwill balance is net of $153.4 million accumulated impairment losses for PDS and $88.0 million losses for MS
(2)	Goodwill balance is net of $229.1 million accumulated impairment losses for PDS and $88.0 million losses for MS

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2020, upon inception of the HHH segment, goodwill of $17.4 million was transferred from the PDS segment to the HHH segment. This goodwill is associated with the Company’s adult home health business, which had historically been included in the PDS segment.

See Note 4 – Acquisitions for further details on additions to goodwill and intangible assets, net.

See Note 2 – Summary of Significant Accounting Policies, Goodwill for details on goodwill impairment.

The following tables summarize the changes in intangible assets during the fiscal years ended January 2, 2021 and December 28, 2019 (amounts in thousands):

	January 2, 2021
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Total
Definite-lived intangible assets:
Trade names	$14,858	$(12,780)	$—	$2,078
Non-compete agreements	7,265	(6,970)	—	295
Internal-use software	7,177	(1,162)		6,015

Total definite-lived intangible assets	29,300	(20,912)	—	8,388
Indefinite-lived intangible assets:
Licenses	69,277	—	(4,093)	65,184

Total indefinite-lived intangible assets	69,277	—	(4,093)	65,184

Total intangible assets	$98,577	$(20,912)	$(4,093)	$73,572

	December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Total
Definite-lived intangible assets:
Trade names	$12,605	$(11,650)	$—	$955
Non-compete agreements	7,265	(5,495)	—	1,770
Internal-use software	5,901	(662)		5,239

Total definite-lived intangible assets	25,771	(17,807)	—	7,964
Indefinite-lived intangible assets:
Licenses	48,976	—	(2,641)	46,335

Total indefinite-lived intangible assets	48,976	—	(2,641)	46,335

Total intangible assets	$74,747	$(17,807)	$(2,641)	$54,299

Amortization expense related to the Company’s intangible assets was $3.1 million, $4.2 million and $4.6 million for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, respectively. All license impairment charges incurred in fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 are related to the Company’s PDS reportable segment.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated aggregate amortization expense related to intangible assets for each of the next five years subsequent to January 2, 2021 and thereafter is as follows (amounts in thousands):

Year Ending:	Definite-Lived
January 1, 2022	$3,402
December 31, 2022	1,375
December 30, 2023	784
December 28, 2024	567
January 3, 2026	378
Thereafter	1,882

Total	$8,388

6.	DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Additional information regarding certain balance sheet accounts is presented below as of January 2, 2021 and December 28, 2019 (amounts in thousands):

	January 2, 2021	December 28, 2019
Other current liabilities:
Refunds payable	$27,335	$14,886
Tax refund due to seller	8,180	8,180
Other	9,778	3,416

	$45,293	$26,482

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	LONG-TERM OBLIGATIONS

Long-term obligations and note payable consisted of the following as of January 2, 2021 and December 28, 2019 (amounts in thousands):

	Stated Maturity Date	Contractual Interest Rate (1)	Interest Rate as of January 2, 2021	January 2, 2021	December 28, 2019
Term loan - First Lien Term Loan	03/2024	L + 4.25%	5.25%	$563,061	$568,913
Term loan - First Lien Term Loan Amendment	03/2024	L + 5.5%	6.50%	217,133	219,342
Term loan - First Lien Term Loan Fourth Amendment	03/2024	L + 6.25%	7.25%	184,538	—
Subordinated term loan - Second Lien Term Loan	03/2025	L + 8.0%	9.00%	240,000	240,000
Revolver	03/2022	L + 4.25%	5.25%	—	31,500
Note payable - finance agreement	09/2021	2.07%	2.07%	2,872	2,027

Total principal amount of term loans and note payable				1,207,604	1,061,782
Less: unamortized deferred financing costs				(31,332)	(34,136)

Total amount of term loans and note payable, net of unamortized deferred financing costs				1,176,272	1,027,646
Less: current portion of term loans and note payable				(12,782)	(10,087)

Total amount of long-term term loans and note payable, net of unamortized deferred financing costs				$1,163,490	$1,017,559

(1)	L = Greater of 1.00% or one-month LIBOR

Scheduled future maturities of term loans and notes payable for each of the next five years subsequent to January 2, 2021 are as follows (amounts in thousands):

Year Ending:
January 1, 2022	$12,782
December 31, 2022	9,910
December 30, 2023	9,910
December 28, 2024	935,002
January 3, 2026	240,000

Total	$1,207,604

Credit Agreements

On March 16, 2017, Aveanna Healthcare, LLC (the “Borrower”) entered into first and second lien credit agreements with several lending institutions. Under the first lien credit agreement, the lenders made available a $585.0 million term loan (“First Lien Term Loan”) and a $75.0 million revolving credit facility

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(“Revolver”). Under the second lien credit agreement, the lender made available a $240.0 million term loan (“Second Lien Term Loan”).

Under the First Lien Term Loan, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or a prime or federal funds rate (“Annual Base Rate” or “ABR”), plus an applicable margin. LIBOR loans under the First Lien Term Loan accrue interest at a rate equal to LIBOR plus 4.25%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the First Lien Term Loan accrue interest at the Applicable Margin (3.25%) plus the Annual Base Rate equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at LIBOR rate plus an applicable margin. As of January 2, 2021 and December 28, 2019, the interest rate was 5.25% and 5.95%, respectively.

The First Lien Term Loan requires quarterly principal payments of 0.25% (1.00% annually) of the original principal amount. During the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, the Company made principal payments of $5.9 million, $7.3 million, and $4.4 million, respectively. The remaining principal balance is due in full on March 16, 2024. The credit agreement is secured by substantially all the assets of the Company.

On July 1, 2018, the Company entered into a Joinder Agreement and Amendment (the “Amendment”) to its First Lien Term Loan. Under the Amendment, the lenders made available an additional $171.0 million term loan and up to $50.0 million in the form of a delayed draw term loan. In March 2019, the Company drew $50.0 million under the delayed draw term loan to pay the outstanding contingent consideration due as part of the Premier acquisition (see Note 4 – Acquisitions for further discussion).

Under the Amendment, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or a prime or federal funds rate (“Annual Base Rate” or “ABR”), plus an applicable margin. LIBOR loans under the First Lien Term Loan accrue interest at a rate equal to LIBOR plus 5.50%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the First Lien Term Loan accrue interest at the Applicable Margin (4.50%) plus the Annual Base Rate equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at LIBOR rate plus an applicable margin. As of January 2, 2021 and December 28, 2019, the interest rate was 6.50% and 7.20%, respectively.

The Amendment requires quarterly principal payments of 0.25% (1.00% annually) of the original principal amount beginning the first full fiscal quarter following the closing of the delayed draw term loan. During the fiscal years ended January 2, 2021 and December 28, 2019, the Company made principal payments totaling $2.2 million and $1.7 million, respectively. There were no principal payments made during the fiscal year ended December 29, 2018. The remaining principal balance is due in full on March 16, 2024. The credit agreement is secured by substantially all of the assets of the Company.

On September 21, 2020, the Company entered into an amendment (“Fourth Amendment”) to its First Lien Term Loan to increase its term loans by $185.0 million. Under the Fourth Amendment, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Fourth Amendment accrue interest at a rate equal to LIBOR plus 6.25%, with minimum LIBOR per annum of 1.00%. ABR loans under the Fourth Amendment accrue interest at the Applicable Margin (5.25%), with minimum ABR of 2.00% per year. The Company’s borrowings are priced at the LIBOR rate plus an applicable margin. As of January 2, 2021, the interest rate was 7.25%.

The Fourth Amendment requires quarterly principal payments of 0.25% (1.00% annually) of the original principal amount beginning the first full fiscal quarter following the closing of the delayed draw term loan. During the fiscal year ended January 2, 2021, the Company made principal payments totaling $0.5 million.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest expense under the First Lien Term Loan was $56.3 million, $59.7 million, and $47.0 million for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018.

In conjunction with entering into a settlement agreement related to the Acquisition (as defined in Note 13), the Company amended its first lien credit agreement on March 19, and April 1, 2020. These amendments allowed the Company to retain the settlement payments for business operations and increase the letter of credit commitment limit to $30.0 million. See Note 13 – Commitments and Contingencies for more information.

Under the Second Lien Term Loan, the Company can elect, at its option, the applicable interest rate for borrowings using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. LIBOR loans under the Second Lien Term Loan accrue interest at a rate equal to LIBOR plus 8.00%, with minimum LIBOR per annum of 1.00%. ABR loans under the Second Lien Term Loan accrue interest at the Applicable Margin (7.00%) plus the ABR equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus 0.5% with the minimum ABR of 2.00% per year.

The Company’s borrowings are priced at the LIBOR rate plus an applicable margin. As of January 2, 2021 and December 28, 2019, the interest rate was 9.00% and 9.70%, respectively. The Second Lien Term Loan does not require principal payments until maturity. The principal balance was $240.0 million as of January 2, 2021 and December 28, 2019, respectively. Interest expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 was $24.0 million, $26.2 million and $25.3 million, respectively.

Under the Revolver, the Company may request borrowings through March 16, 2022. The Revolver has a maximum availability of $75.0 million, which is reduced by any outstanding letters of credit or swingline loans issued. The Company can elect, at its option, the applicable interest rate for borrowings classified as revolving loans under the Revolver using a variable interest rate based on either LIBOR or an ABR, plus an applicable margin. The applicable interest rate for borrowings classified as swingline loans under the Revolver is the ABR, plus an applicable margin. LIBOR loans under the Revolver accrue interest at a rate equal to LIBOR plus 4.25%, with minimum LIBOR per annum of 1.00%. Annual Base Rate loans under the Revolver accrue interest at the Applicable Margin (3.25%) plus the ABR equal to the highest of (i) the Prime Rate or (ii) the Federal Funds Effective Rate plus one-half of 1% with the minimum ABR of 2.00% per year. The Company’s borrowings are priced at the LIBOR rate plus an applicable margin. As of January 2, 2021 and December 28, 2019, the interest rate was 5.25% and 5.95% for LIBOR loans and 8.00% and 8.00% for ABR loans, respectively. Interest on each LIBOR loan is payable on the last day of each interest period and no more than quarterly. Interest on each ABR loan is payable in arrears on the last business day of March, June, September, and December. For both LIBOR and ABR loans, interest is payable periodically upon repayment, conversion, or maturity.

The Revolver does not require principal payments until maturity. The principal balance is due in full on March 16, 2022. The Revolver also carries an unused commitment fee of 0.5% per year. Interest expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 was approximately $1.2 million, $2.1 million and $0.7 million, respectively.

During 2020, the Company established LIBOR of 1.00% on its term loan and revolver agreements. This established LIBOR rate remained in effect at January 2, 2021.

Issued letters of credit as of January 2, 2021 and December 28, 2019 were $19.8 million and $19.7 million, respectively. There were no swingline loans as of January 2, 2021 and December 28, 2019. The availability on the Revolver was $55.2 million and $23.8 million as of January 2, 2021 and December 28, 2019, respectively. Interest expense for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 was approximately $0.9 million, $0.9 million and $0.8 million, respectively.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The agreements for the First and Second Lien Term Loans, Amendment, Fourth Amendment and the Revolver contain certain financial reporting and other covenants including the maintenance of a consolidated first lien net leverage ratio, as well as restrictions on the Company’s ability to incur additional indebtedness, enter into transactions with affiliates, and pay dividends. The Company was in compliance with all financial covenants and restrictions at January 2, 2021 and December 28, 2019.

Notes Payable

During 2020, the Company entered into a $3.4 million finance agreement for its General and Professional Liability insurance policies at an annual rate of 2.07%, payable monthly, with a maturity date of September 30, 2021. During 2019, the Company entered into a $2.5 million finance agreement for its General and Professional Liability insurance policies at an annual rate of 3.40%, payable monthly, with a maturity date of September 30, 2020.

Bond Issuance and Redemption

On November 27, 2019, the Company issued $560 million aggregate principal amount of Senior Notes due December 15, 2026 (the “2026 Notes”) in connection with a potential acquisition. The interest rate on the 2026 Notes was 9.75% per annum, commencing on December 9, 2019. The Company terminated the potential acquisition on December 20, 2019 and redeemed the bonds in accordance with the Escrow and Security Agreement. Interest expense associated with the 2026 Notes was $2.3 million.

The Company capitalized $4.9 million in costs associated with the issuance of the bonds. As a result of the termination of the transaction, these costs were written off and are included in loss on debt extinguishment on the accompanying consolidated statements of operations.

8.	FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, patient accounts receivable, net, accounts payable and accrued expenses, and other current liabilities approximate their fair values due to the short-term maturities of the instruments.

The Company’s other assets and liabilities measured at fair value are as follows (amounts in thousands):

	January 2, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap agreement	$—	$28,624	$—	$28,624

	$—	$28,624	$—	$28,624

	December 28, 2019
	Level 1	Level 2	Level 3	Total
Liabilities:
Interest rate swap agreement	$—	$23,743	$—	$23,743

	$—	$23,743	$—	$23,743

During the fiscal years ended January 2, 2021 and December 28, 2019, there were no transfers between Level 1, Level 2, and Level 3.

The fair values of the interest rate swap agreements are based on the estimated net proceeds or costs to settle the transactions as of the balance sheet dates. The valuations are based on commercially reasonable industry and market practices for valuing similar financial instruments. See Note 9 – Derivative Financial Instruments for further details on the Company’s interest rate swap arrangements.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the annual goodwill impairment test, the Company performs a Step 1 analysis that uses a combination of expected present value of future cash flows (income approach) and comparable public companies (market approach) to determine the fair value of the reporting unit. These approaches use primarily unobservable inputs, including revenue growth rates, projected EBITDA margins, and discount rates, which are considered Level 3 fair value measurements. The fair value analysis takes into account recent and expected operating performance.

See Note 11 – Shareholders Equity and Share-Based Compensation for further details on the Company’s deferred restricted stock units.

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company’s earnings and cash flows are subject to fluctuations due to changes in interest rates, and the Company seeks to mitigate a portion of this risk by entering into derivative contracts. The derivatives the Company uses are interest rate caps and interest rate swaps. The Company recognizes derivatives as either assets or liabilities at fair value on the accompanying consolidated balance sheets. Changes in the fair value of derivatives not designated as hedging instruments are recorded in earnings throughout the term of the respective derivative.

In connection with the term loans, the Company entered into an interest rate cap agreement to limit its exposure to interest rate risk on its variable rate debt. At January 2, 2021 and December 28, 2019, the aggregate notional amount of the interest rate cap was $475.0 million. The value of the interest rate cap at January 2, 2021 and December 28, 2019 was not material. The agreement expires on June 30, 2021. The Company is not applying hedge accounting for these agreements and records all mark-to-market adjustments directly to other expense on the accompanying consolidated statements of operations. The effects of the interest rate cap are being recognized through cash flows from operating activities on the accompanying consolidated statements of cash flows.

In October 2018, the Company entered into two interest rate swap agreements to limit its exposure to interest rate risk on its variable rate debt. At January 2, 2021 and December 28, 2019, the aggregate notional amount of the interest rate swaps was $520.0 million. The fair value of the interest rate swaps at January 2, 2021 and December 28, 2019 was $28.6 million and $23.7 million, respectively, and is included in other long-term liabilities on the accompanying consolidated balance sheets. The agreements expire on October 31, 2023. The Company is not applying hedge accounting for these agreements and records all mark-to-market adjustments and quarterly cash payments directly to other expense on the accompanying consolidated statements of operations. The effects of the interest rate cap are being recognized through cash flows from operating activities on the accompanying consolidated statements of cash flows.

The following gains (losses) from these derivatives not designated as hedging instruments were recognized in the Company’s consolidated statements of operations for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 (amounts in thousands):

	Statement of Operations Classification	Fiscal Year Ended
		January 2, 2021	December 28, 2019	December 29, 2018
Interest rate cap agreement	Other expense	$—	$(127)	$(113)
Interest rate swap agreement	Other expense	$(4,881)	$(12,024)	$(11,719)

The Company does not utilize financial instruments for trading or other speculative purposes.

10.	INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was signed into law. The 2017 Tax Act included a number of changes in existing tax law impacting the Company including, among other

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

things, a permanent reduction in the corporate income tax rate from 35% to 21%, a limitation on deductible interest, and the ability to immediately expense certain capital acquisitions.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act lifts certain deduction limitations originally imposed by the 2017 Tax Act. The CARES Act eliminates the 80% of taxable income limitations by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018, 2019 or 2020. Taxpayers may generally deduct interest up to the sum of 50% of adjusted taxable income plus business interest income (30% limitation under the 2017 Tax Act) for tax years 2019 and 2020. The CARES Act also allows for the deferral of the payment of the employer’s share of social security taxes to December 31, 2021 and December 31, 2022. Under ASC 740, the effects of changes in tax rates and laws are recognized in the fiscal year in which the new legislation is enacted. We have accounted for the impact of the CARES Act in our income tax provision.

Income taxes consisted of the following for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 (amounts in thousands):

	January 2, 2021	December 28, 2019	December 29, 2018
Current income tax expense (benefit):
Federal	$5,461	$644	$177
State and local	6,280	1,761	942

Total current	$11,741	$2,405	$1,119

Deferred income tax expense (benefit):
Federal	$(3,336)	$(241)	$(4,662)
State and local	(3,089)	(678)	1,030

Total deferred	$(6,425)	$(919)	$(3,632)

Total income tax expense (benefit)	$5,316	$1,486	$(2,513)

A reconciliation of the difference between the federal statutory tax rate and the Company’s effective tax rate for income taxes for the fiscal year ended January 2, 2021, December 28, 2019, and December 29, 2018 is as follows:

	January 2, 2021	December 28, 2019	December 29, 2018
U.S. Federal statutory income tax rate:	(21.0)%	(21.0)%	(21.0)%
State income taxes, net of federal tax benefit	3.6	1.0	3.6
Goodwill impairment	26.9	—	—
Non-taxable escrow settlement	(20.3)	—	—
Other nondeductible expenses	4.6	1.6	0.5
Uncertain tax positions	5.1	0.9	—
Tax rate re-measurement	—	—	3.3
Deferred balance adjustments	—	2.0	—
Valuation allowance	13.4	17.6	8.5
Other	(2.0)	(0.1)	—

Income tax expense (benefit)	10.3%	2.0%	(5.1)%

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax.

Significant components of deferred tax assets and liabilities were as follows as of January 2, 2021 and December 28, 2019 (amounts in thousands):

	January 2, 2021	December 28, 2019
Deferred tax assets:
Contractual adjustments and discounts	$14,253	$11,231
NOL, federal and state	7,710	7,344
Federal tax credits	—	930
Payroll related accruals	28,149	10,322
Grant relief fund	7,901	—
Intangible assets	23,618	22,954
Interest expense limitation	22,074	28,249
Transaction costs	3,001	2,343
Property and equipment	—	241
Accrued expenses	2,738	2,292
Interest rate swap	7,419	5,433
Lease liabilities	13,908	13,385
Stock compensation	2,011	1,026
Other	1,066	252

Gross deferred tax assets	133,848	106,002
Less: valuation allowance	(94,041)	(79,287)

Net deferred tax assets	39,807	26,715
Deferred tax (liabilities):
Property and equipment	(2,226)	—
Goodwill	(22,657)	(14,544)
Lease right of use assets	(11,880)	(11,162)
Other	(2,704)	(1,841)

Gross deferred tax (liabilities)	(39,467)	(27,547)

Net deferred tax assets (liabilities)	$340	$(832)

As of January 2, 2021, the Company has federal and state net operating loss (“NOL”) carryforwards of $1.1 million and $161.1 million, respectively, which will expire at various dates from 2021 through 2038. In 2020, the Company utilized approximately $32.7 million of existing federal NOLs. A valuation allowance was established for remaining federal and state losses that the Company believes are not more likely than not to be realized in the near future. Under the CARES Act, corporate taxpayers may carryback NOLs originating during 2018 through 2020 for up to five years, which was not previously allowed under the 2017 Tax Act. The Company is currently evaluating its NOL carryback opportunity.

The CARES Act changed interest deductibility limiting the deduction for net interest expense that exceeds 50% of the taxpayer’s adjusted taxable income (“ATI”) for tax years 2020 and 2019. The 2017 Tax Act permits an indefinite carryforward of any disallowed business interest. As of January 2, 2021, the Company has $93.2 million of indefinite-lived interest expense carryovers. The deferred tax asset associated with these indefinite-lived interest expense carryovers of $22.1 million is fully offset by a valuation allowance as the Company believes the benefit of this attributed carryover is not more likely than not to be realized in the future.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Annually, the Company assesses the future realization of the tax benefit of its existing deferred tax assets and determines whether a valuation allowance is needed. Based on the Company’s assessment, it is more likely than not that a portion of the deferred tax assets will not be realized in the future. As a result, the Company recorded a valuation allowance of $94.0 million against its deferred tax assets at January 2, 2021. The valuation allowance increased by $14.7 million from the $79.3 million valuation allowance recorded as of December 28, 2019. The increase is primarily related to new deferred tax assets associated with current year operations, as well as a valuation allowance recorded through purchase accounting. The Company will maintain the valuation allowance until an appropriate level of profitability is sustained or the Company is able to develop prudent and feasible tax planning strategies that enable management to conclude that deferred tax assets are realizable. The following table summarizes changes in the valuation allowance as of January 2, 2021 and December 28, 2019 (amounts in thousands):

	January 2, 2021	December 28, 2019
Beginning of year balance	$79,287	$66,429
Valuation allowance recorded through purchase accounting	1,276	—
Change in valuation allowance due to leases	343	(343)
Increase in valuation allowance	13,135	13,201

End of year balance	$94,041	$79,287

The Company is subject to U.S. federal income tax and income tax in multiple state jurisdictions. With limited exceptions, years prior to the 2015 fiscal year are no longer open to U.S. federal, state, or local examinations by taxing authorities. The Company is also under examination by the Internal Revenue Service (the “IRS”) for certain historical tax periods in fiscal years 2016 and 2017. To date, the IRS is continuing its examination process and no formal assessments have been issued. The Company is not under any current income tax examinations by any state or local taxing authorities.

Uncertain Tax Positions

At January 2, 2021, December 28, 2019, and December 29, 2018, the total unrecognized tax benefits were $6.2 million, $3.9 million, and $0.3 million, respectively, and accrued interest and penalties were $0.7 million, $0.1 million, and $0.1 million, respectively. The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. If the Company were to prevail on all unrecognized tax benefits recorded, $6.9 million of tax benefit would impact the overall effective tax rate. The Company does not expect any portion of the unrecognized tax benefits to become recognized within the next 12 months. The Company does not have any unrecognized tax benefits or changes in unrecognized tax benefits related to settlements or statute expirations. The following table summarizes changes in uncertain tax positions as of January 2, 2021, December 28, 2019, and December 29, 2018 (amounts in thousands):

	January 2, 2021	December 28, 2019	December 29, 2018
Beginning of year balance	$3,945	$308	$308
Increase in current period tax positions	794	749	—
Increase in prior period tax positions	1,443	2,888	—

End of year balance	$6,182	$3,945	$308

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	SHAREHOLDERS’ EQUITY AND SHARE-BASED COMPENSATION

On April 19, 2021, the Company’s Board of Directors and its shareholders approved, and the Company filed its Second Amended and Restated Certificate of Incorporation, which i) eliminated Class B common stock resulting in one class of common shares authorized, issued and outstanding, and ii) authorized 1,000,000,000 common shares and 5,000,000 preferred shares (the “Amended Charter”). See Note 21—Subsequent Events for additional details.

Each common share accords one vote on all matters voted upon by the stockholders of the Company.

On March 19, 2020, the Company issued 5,124,995 common shares as a result of equity contributions totaling $50.0 million. This transaction caused no significant changes in the Company’s ownership structure. The proceeds were used to fund strategic growth initiatives and provide additional liquidity for business operations.

In November 2017, the Company entered a stock incentive plan (the “Plan”). In the Plan, the Company authorized the issuance of awards (“Awards”), which are intended to promote long-term growth and profitability of the Company by providing certain personnel an opportunity to acquire an ownership interest in the Company. The Company issued Awards to officers, directors, and employees (individually “Participant”, and collectively, “Participants”) through award agreements between the Company and the Participant.

In accordance with the Plan, an aggregate of no more than 16,367,999 common shares is reserved for issuance of options and the term of all options granted is ten years. Most Awards granted to Participants consist of 50% time-vesting options and 50% performance-vesting options. Time-vesting options vest 20% per year over a period of 5 years, and the only condition to vesting is the passage of time. The related compensation expense is recognized ratably over the required service period. Time-vesting options will fully vest upon the sale of the Company.

Performance-vesting options vest based on the achievement of certain return thresholds to the Company’s shareholders after the occurrence of a liquidity event. A liquidity event is defined as either (1) an Initial Public Offering, (2) a sale of the company, (3) the payment of a cash dividend by the Company in an amount equal to at least 20% of its consolidated equity value, or (4) the payments of a series (whether related or not) of cash dividends by the Company that, in the aggregate, amount to at least 20% of the consolidated equity value of the Company. The related compensation expense is not recognized until one of these events occurs or it becomes probable that the event will occur.

The Company also awards accelerator-vesting options, which are subject to the time-based vesting schedule of 20% per year over a period of 5 years and provide additional value to holders, should the Company meet specified return levels to its shareholders.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

To determine the fair value of time-vesting options, the Company utilizes a Black-Scholes model. For the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, the weighted average grant date fair value of time-vesting options granted was $6.24 per share, $7.26 per share and $2.84 per share, respectively. The assumptions used to value time-vesting options granted during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 are as follows:

	January 2, 2021	December 28, 2019	December 29, 2018
Risk-free interest rate	0.45 - 0.50%	2.98%	2.37 - 2.98%
Expected term (in years)	6.5	6.0	5.0
Expected volatility	45.00 - 50.00%	50.00%	50.00 - 52.00%
Expected dividend yield	0.00%	0.00%	0.00%
Median time to become “at the money”	0.00	0.00	0.00 - 1.74
Underlying price per share	$8.82 - $15.00	$10.42	$2.63 - $10.42
Strike price	$9.76 - $15.00	$4.88	$4.88

To determine the fair value of options with a performance measure, the Company utilizes a Monte Carlo simulation. For the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, the weighted average grant date fair value of performance-vesting options granted was $5.70 per share, $5.86 per share and $1.93 per share, respectively. The assumptions used to value performance-vesting options granted during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 are as follows:

	January 2, 2021	December 28, 2019	December 29, 2018
Risk-free interest rate	0.45 - 0.50%	3.05%	2.37 - 3.05%
Expected volatility	45.00 - 50.00%	50.00%	50.00 - 52.00%
Expected dividend yield	0.00%	0.00%	0.00%
Underlying price per share	$8.82 - $15.00	$10.42	$2.63 - $10.42
Strike price per share	$9.76 - $15.00	$4.88	$4.88

No accelerator-vesting options were granted during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018.

Compensation expense recorded related to these options for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018, totaled $1.9 million, $1.9 million and $1.5 million, respectively, and is included in branch and regional administrative expenses and corporate expenses in the accompanying consolidated statements of operations.

The Company does not maintain an internal market for its shares, which are rarely traded privately. Accordingly, expected volatility is based on an average of historical volatilities of similar entities’ shares that are publicly traded. The risk-free rate of return used in the valuation models is based on the U.S. treasury yield as of the grant date. The vesting period for time-vesting options is based on expected vesting of most of the participants.

In accordance with the Plan, an aggregate of no more than 307,500 common shares are reserved for settlement of deferred restricted stock units (“Deferred RSUs”). Deferred RSUs fully vest on the grant date and convert to common shares upon the earlier of (1) the sale of the Company or (2) termination of employment.

On May 6, 2020, the Company issued 92,250 deferred restricted stock units that were valued at $0.8 million and originally included in other current liabilities in the accompanying consolidated balance sheet. While classified as a liability, these deferred restricted stock units were continuously re-measured at fair value and

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

an additional $0.6 million was recognized. On November 6, 2020, these deferred restricted stock units were reclassified to deferred restricted stock units in the accompanying consolidated balance sheet. The value of the remaining unsettled awards was recognized in deferred restricted stock units as of January 2, 2021 and December 28, 2019 in the accompanying consolidated balance sheets. There were no awards granted during the fiscal year ended December 28, 2019.

On May 2, 2018, the Company issued 61,500 deferred restricted stock units that were valued at $0.2 million and originally included in other current liabilities in the accompanying consolidated balance sheet. While classified as a liability, these deferred restricted stock units were continuously re-measured at fair value and an additional $0.5 million was recognized.

The Deferred RSUs contain a put right, which would require the Company, at the option of the Participant, to repurchase all the Deferred RSUs in event of the Participant’s termination at fair market value. The existence of this put right prevents the Participant from bearing the risks and rewards of ownership during the six month period following the vesting date as the put right requires the Company to purchase all shares the Participant received at fair market value on the repurchase date. Based on the nature of the Deferred RSUs, management has determined the awards, upon grant, have characteristics of a liability and accounts for them as liabilities initially.

After the Award has been outstanding for six months and a day, the Participant is subject to the risk and rewards of ownership, and the Award is reclassified to temporary equity, or when the Award has been settled, if earlier. As the put right is exercisable only when the Participant terminates his or her employment, which is outside the control of the Company, the Company has classified the awards outstanding subsequent to the initial six-month period as temporary equity.

The Deferred RSUs are recorded at fair value upon issuance and are remeasured at fair value at each reporting date while classified as a liability and immediately prior to being reclassified as temporary equity. As the Deferred RSUs are contingently redeemable, the Company does not subsequently adjust the redemption value once classified as temporary equity as it is not deemed probable that the Participant will terminate his or her employment. The Company recorded $2.1 million and $0.8 million in temporary equity related to all outstanding awards in the accompanying consolidated balance sheets as of January 2, 2021 and December 28, 2019, respectively.

As of January 2, 2021 and December 28, 2019, there were 194,750 and 102,500 Deferred RSUs outstanding, all of which were fully vested. The aggregate intrinsic value of the Deferred RSUs is calculated as the positive difference between the prices paid, if any, of the Deferred RSUs and the fair value of the Company’s common stock. The aggregate intrinsic value of Deferred RSUs vested during the fiscal years ended January 2, 2021 and December 29, 2018 was $1.4 million and $0.6 million, respectively. No Deferred RSUs vested during the fiscal year ended December 28, 2019.

The compensation expense related to the Deferred RSUs for the fiscal year ended January 2, 2021 totaled $1.4 million. There was no compensation expense related to the Deferred RSUs for the fiscal year ended December 28, 2019. The compensation expense related to these Deferred RSUs for the fiscal year December 29, 2018 totaled $0.6 million. This expense is included in corporate expenses in the accompanying consolidated statements of operations.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s option activity since December 29, 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Total Intrinsic Value (in thousands)
Outstanding at December 29, 2018	14,206,246	$4.88	9.0	$78,703
Granted	220,376	4.88	—	—
Forfeited	(256,734)	4.88	—	—

Outstanding at December 28, 2019	14,169,888	4.88	8.0	78,501
Granted	1,789,694	14.19	—	—
Forfeited	(385,684)	4.88	—	—

Outstanding at January 2, 2021	15,573,898	6.62	7.3	130,546
Exercisable at January 2, 2021	4,718,003	5.61	6.9	41,192
Vested and expected to vest at January 2, 2021	15,573,898	6.62	7.3

There were no options exercised during the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018. The weighted-average grant-date fair value of options granted during the fiscal years ended January 2, 2021 and December 28, 2019 is $5.97 per option and $6.56 per option, respectively. The total fair value of options vested during the fiscal years ended January 2, 2021 and December 28, 2019 is $4.9 million and $1.7 million, respectively.

As of January 2, 2021, total compensation expense related to unvested time-vesting options, performance-vesting options, and accelerator-options not yet recognized was $8.9 million, $8.0 million, and $0.6 million, respectively. The weighted-average period over which this expense is expected to be recognized is 2.27 years and 0.96 years for time-vesting options and accelerator-vesting options, respectively. As of January 2, 2021, the Company does not believe it is probable that the performance target for performance-vesting options will be achieved. Therefore, these options have not yet begun to vest. The weighted-average remaining contractual term for all outstanding and currently exercisable options was approximately 6.9 years as of January 2, 2021.

12.	LEASES

The Company has historically entered into operating leases for local branches, its corporate headquarters, and certain equipment. The Company’s current leases have expiration dates through 2029. Certain of these lease arrangements have free rent periods and/or escalating rent payment provisions. Rent is recognized on a straight-line basis over the lease term. Certain of the Company’s leases include termination options and renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise termination options, the options are not considered in determining the lease term, and payments for the full lease term are included in lease payments. Because the Company is not reasonably certain to exercise renewal options, the options are not considered in determining the lease term, and payments associated with the option years are excluded from lease payments. The Company’s leases do not contain material residual value guarantees.

Management exercises judgment in the determination of whether a financial arrangement includes a lease and in determining the appropriate discount rates to be applied to leases. When available, the Company uses the implicit discount rate in the lease contract to discount lease payments to present value. If an implicit discount rate is not available in the lease contract, the Company uses its incremental borrowing rate.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts reported in the consolidated balance sheets as of January 2, 2021 and December 28, 2019 for operating leases were as follows (amounts in thousands):

	As of
	January 2, 2021	December 28, 2019
Operating lease right of use assets	$46,217	$45,079

Current portion of operating lease liabilities	$11,884	$10,772
Operating lease liabilities, less current portion	40,246	41,222

Total operating lease liabilities	$52,130	$51,994

Lease Costs

The components of lease cost for the fiscal years ended January 2, 2021 and December 28, 2019 are as follows (amounts in thousands):

	For the Fiscal Year Ended
	January 2, 2021	December 28, 2019
Operating lease cost:
Operating lease cost	$17,919	$16,846
Impairment of operating lease right of use assets	—	402

Total operating lease cost	17,919	17,248
Variable lease cost	2,795	2,518
Short-term lease cost	491	374

Total lease cost	$21,205	$20,140

Rent expense under non-cancelable operating leases were approximately $23.0 million for the fiscal year ended December 29, 2018.

Supplemental Information

Information related to the Company’s operating lease right of use assets and related operating lease liabilities are as follows (dollar amounts in thousands):

	For the Fiscal Year Ended
	January 2, 2021	December 28, 2019
Cash payments of operating lease liabilities	$(18,202)	$(17,735)
Operating lease right of use assets obtained in exchange for new operating lease liabilities	15,422	17,856
Reduction to operating lease right of use assets resulting from reduction to operating lease liabilities	(366)	(723)
Weighted average remaining lease term	4.91 years	5.46 years
Weighted average discount rate	9.35%	9.54%

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturity of Operating Lease Liabilities

Maturities of operating lease liabilities as of January 2, 2021 are as follows (amounts in thousands):

Year Ending:
January 1, 2022	$16,044
December 31, 2022	13,661
December 30, 2023	10,986
December 28, 2024	8,085
January 3, 2026	5,194
Thereafter	12,679

Total undiscounted lease payments	66,649
Less: Imputed interest	(14,519)

Total operating lease liabilities	$52,130

Financing Leases

Financing leases include provisions to purchase the asset at the conclusion of the lease. The Company’s current leases have expiration dates through 2023. The adoption of ASC 842 did not impact the accounting for these leases. Financing assets of $1.8 million and $2.8 million are included in property and equipment, net on the consolidated balance sheets as of January 2, 2021 and December 28, 2019, respectively. Financing liabilities of $0.6 million and $1.5 million are included in other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets as of January 2, 2021. Financing liabilities of $0.8 million and $2.0 million are included in other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets as of December 28, 2019.

13.	COMMITMENTS AND CONTINGENCIES

Insurance Reserves

As is typical in the healthcare industry, the Company is subject to claims that its services have resulted in patient injury or other adverse effects.

The accrued insurance reserves included in the accompanying consolidated balance sheets include estimates of the ultimate costs, in the event the Company was unable to receive funds from claims made under commercial insurance policies, for claims that have been reported but not paid and claims that have been incurred but not reported at the balance sheet dates. Although substantially all reported claims are paid directly by the Company’s commercial insurance carriers, the Company is ultimately responsible for payment of these claims in the event its insurance carriers become insolvent or otherwise do not honor the contractual obligations under the malpractice policies. The Company is required under U.S. GAAP to recognize these estimated liabilities in its consolidated financial statements on a gross basis; with a corresponding receivable from the insurance carriers reflecting the contractual indemnity provided by the carriers under the related malpractice policies.

The Company maintains primary commercial insurance coverage on a claim basis for professional malpractice claims with a $500,000 per claim deductible and $6.0 million per claim and annual aggregate limits. Moreover, the Company maintains excess insurance coverage for professional malpractice claims. In addition, the Company maintains workers’ compensation insurance with a $500,000 per claim deductible and statutory limits. The Company reimburses insurance carriers for deductible losses under these policies. To manage credit risk exposure, carriers require collateral to secure the Company’s obligation to deductible

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

payments. Collateral as of January 2, 2021 is comprised of $18.8 million of issued letters of credit, $2.9 million in cash collateral, and $2.3 million in surety bonds.

At January 2, 2021, $74.6 million of insurance reserves were included on the consolidated balance sheet, representing $38.5 million and $36.1 million of reserves for professional malpractice claims and workers’ compensation claims, respectively. At December 28, 2019, $68.7 million of insurance reserves were included on the consolidated balance sheets, representing $35.6 million and $33.1 million of reserves for professional malpractice claims and workers’ compensation claims, respectively.

Litigation and Other Current Liabilities

On December 16, 2016, Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer LLC) entered into a stock purchase agreement with Epic/Freedom, LLC, Epic Acquisition, Inc., and FHH Holdings, Inc. for Aveanna Healthcare LLC to acquire Epic Acquisition, Inc. and FHH Holdings, Inc. (the “Acquisition”). The Acquisition closed on March 16, 2017.

On February 19, 2020, the Company entered a settlement agreement for a legal claim totaling $50.0 million related to the Acquisition. The funds received were included in other income (expense) in the accompanying consolidated statements of operations. All settlement payments were received by the Company as of March 5, 2020.

On December 24, 2018 Aveanna Healthcare LLC (“Aveanna”) entered into a Stock Purchase Agreement (“the Agreement”) to acquire a pediatric home health company (“Seller”). The agreement contained a provision whereby a $75.0 million transaction termination fee (the “Break-up Fee”) could be payable to the Seller under certain circumstances. On December 20, 2019 Aveanna terminated the Agreement, and the Seller accordingly demanded payment of the Break-up Fee. Management believes the Agreement was terminated for cause and therefore no payment of the Break-up Fee is due to the Seller. The Seller has disputed this assertion. While management believes that litigation over this matter is unlikely at the present time, it is possible that Aveanna and the Seller may in the future pursue claims and counterclaims related to the termination of the Agreement and payment of the Break-up Fee. At this time, the Company is unable to predict the possible loss or range of loss, if any, associated with the resolution of this litigation, or any potential effect such may have on the Company or its business or operations.

The Company is currently a party to various legal proceedings involving routine litigation incidental to the business. While management currently believes that the ultimate outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Management has established provisions within other current liabilities in the accompanying consolidated balance sheet, which in the opinion of management represents the best estimate of exposure and adequately provides for such losses that may occur from asserted claims related to the provision of professional services and which may not be covered by the Company’s insurance policies. Management believes that any additional unfavorable provisions would not be material to the Company’s results of operations or financial position; however, if an unfavorable ruling on any asserted or unasserted claim were to occur, there exists the possibility of a material adverse impact on the Company’s net earnings or financial position. The estimate of the potential impact from legal proceedings on the Company’s financial position or overall results of operations could change in the future.

Healthcare Regulatory Matters

On October 30, 2019 the Company received a grand jury subpoena (“Subpoena”) issued by the U.S. Department of Justice, Antitrust Division (“the Antitrust Division”) requiring the production of documents

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and information pertaining to nurse wages and hiring activities in two of our local markets that account for approximately 3% of our revenue which does not represent a significant portion of our revenue or operating income. We are fully cooperating with the Antitrust Division with respect to this investigation and management believes this matter is unlikely to materially impact our business, results of operations or financial condition. However, based on the information currently available to the Company, management cannot predict the timing or outcome of this investigation or predict the possible loss or range of loss, if any, associated with the resolution of this litigation.

Laws and regulations governing the government payer programs are complex and subject to interpretation. Compliance with such laws and regulations can be subject to future governmental review and interpretation as well as significant regulatory action. From time to time, governmental regulatory agencies conduct inquiries and audits of the Company’s practices. It is the Company’s practice to cooperate fully with such inquiries. In addition to laws and regulations governing the Medicaid, Medicaid Managed Care, and Tricare programs, there are a number of federal and state laws and regulations governing such matters as the corporate practice of medicine, fee splitting arrangements, anti-kickback statues, physician self-referral laws, false or fraudulent claims filing and patient privacy requirements. Failure to comply with any such laws or regulations could have an adverse impact on the Company’s operations and financial results. The Company believes that it is in material compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of wrongdoing.

14.	EMPLOYEE BENEFIT PLANS

The Company and its subsidiaries sponsor several defined contribution retirement plans, which qualify under Section 401(k) of the Internal Revenue Code (the “Code”), covering substantially all employees. Certain of the Company’s retirement plans require or allow for contributions by the Company. Company contributions to the plans were approximately $4.2 million, $3.7 million and $1.7 million for the fiscal years ended January 2, 2021, December 28, 2019, and December 29, 2018 and are included in cost of revenue, excluding depreciation and amortization, branch and regional administrative expenses, and corporate expenses in the accompanying consolidated statements of operations. Effective January 1, 2018, the Company merged its various plans into one amended plan.

15.	COVID-19

In March 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 outbreak has adversely impacted economic activity and conditions worldwide, including workforces, liquidity, capital markets, consumer behavior, supply chains and macroeconomic conditions. After the declaration of a national emergency in the United States on March 13, 2020, in compliance with stay-at-home and physical distancing orders and other restrictions on movement and economic activity intended to reduce the spread of COVID-19, the Company altered numerous clinical, operational, and business processes. While each of the states deemed healthcare services an essential business, allowing the Company to continue to deliver healthcare services to patients, the effects of the pandemic have been wide-reaching. Management has implemented contingency planning policies whereby most employees at the corporate support offices in Georgia, Texas and Arizona are working remotely in compliance with CDC recommendations and federal and state governmental orders. The Company has invested in technology and equipment that allows its remote workforce to provide continued and seamless functionality to clinicians who continue to care for patients on service.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is taking precautions to protect the safety and well-being of employees and patients by purchasing and delivering significant additional supplies of personal protective equipment (“PPE”) and other medical supplies to branches and regional offices across the country. Although the Company has had success in sourcing PPE from both traditional and non-traditional suppliers for these needs, PPE supplies have been incurred at significantly higher per unit costs for such items, as compared to pre-pandemic costs.

Patient volumes in the PDS segment have been negatively impacted by COVID-19. While the Company observed declining patient volumes during the first and second fiscal quarters of 2020 with a low point in mid-April 2020, shortly thereafter volumes stabilized and began recovering. Since that time the Company has seen a slow but steady recovery and management believes the Company will recover to pre-COVID-19 patient volume levels in the PDS segment by 2021, with the exception of pediatric autism volumes. As a result of COVID-19, during the second fiscal quarter of 2020, management made the decision to exit pediatric autism services, which was completed as of the end of the third fiscal quarter of 2020. Annual autism revenues in 2019, which have subsequently been exited, approximated $16.4 million. In connection with these activities, management evaluated the Therapy reporting unit for goodwill impairment and recorded an impairment charge of $75.7 million during the second fiscal quarter of 2020. See Note 2 – Summary of Significant Accounting Policies, Goodwill for more information regarding this impairment. The MS segment has not been negatively impacted by COVID-19. The HHH segment consists primarily of acquisitions made during the fourth fiscal quarter of 2020 and therefore has not been negatively impacted by COVID-19.

In response to COVID-19, the U.S. Government enacted the CARES Act on March 27, 2020. The following portions of the CARES Act have impacted the Company in fiscal year 2020:

Provider Relief Fund (“PRF”): Funds were distributed to health care providers who provide or provided diagnoses, testing or care for individuals with possible or actual cases of COVID-19. The payments received under the PRF are subject to certain terms and conditions. Payments are to be used to prevent, prepare for, and respond to COVID-19. The PRF payments received could potentially be subject to repayment if those funds are not utilized in accordance with the rules and regulations set forth by HHS. As of January 2, 2021, the Company had received PRF payments of $25.1 million, which are included in government stimulus liabilities on the accompanying consolidated balance sheets. Subsequently, on March 5, 2021, the Company repaid in full the PRF payments previously received.

State Sponsored Relief Funds: Beginning in June 2020, the Company received direct stimulus funds from the State of Pennsylvania Department of Human Services (“Pennsylvania DHS”). Such funds were not applied for or requested. As of January 2, 2021, the Company had received $4.8 million in direct stimulus funds from Pennsylvania DHS. During the fiscal year ended January 2, 2021, the Company recognized income of $0.5 million related to these direct stimulus funds based on a reasonable assurance that the applicable terms and conditions required to retain the funds have been met, which is included in other operating expenses in the accompanying consolidated statement of operations. Subsequently, on February 4, 2021, the Company repaid the remaining $4.3 million of direct stimulus funds to Pennsylvania DHS.

Deferred payment of the employer portion of social security tax: The Company is permitted to defer payments of the employer portion of social security tax for 2020, which will be payable in 50% increments, with the first due by December 31, 2021, and the second payment due by December 31, 2022. As of January 2, 2021 the Company deferred approximately $49.6 million of social security taxes, of which $24.8 million are included in current portion of deferred payroll taxes and $24.8 million are included in deferred payroll taxes in the consolidated balance sheet. The Company did not defer any social security taxes as of December 28, 2019. The Company did not defer any payroll taxes after December 31, 2020.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

The Company has entered into an advisory services agreement with affiliates of certain shareholders of the Company (the “Management Agreement”). Under this agreement, the managers provide general and strategic advisory services and are paid a quarterly management fee plus out of pocket expenses. The Company incurred $3.3 million, $3.3 million and $3.2 million of management fees and expenses during the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018, respectively, which are included in corporate expenses in the accompanying consolidated statements of operations. Amounts owed by the Company in connection with the advisory services agreement described above as of January 2, 2021 totaled $1.6 million and were included in accounts payable and other accrued liabilities on the consolidated balance sheets. As of December 28, 2019, there were no amounts owed by the Company in connection with the advisory services agreement described above.

In connection with the due diligence for acquisitions, a shareholder provided strategic advisory services of $0.4 million, $0.3 million and $2.3 million for the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018, which are included in acquisition-related costs in the accompanying consolidated statements of operations. Amounts owed by the Company in connection with the due diligence described above were not material as of January 2, 2021 and totaled $2.4 million as of December 28, 2019, respectively, and were included in accounts payable and other accrued liabilities on the consolidated balance sheets.

One of the Company’s shareholders has an ownership interest in a revenue cycle vendor used by the Company for eligibility and clearinghouse billing services. For the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018, the Company incurred $0.5 million, $0.4 million and $0.3 million of expenses, which are included in corporate expenses in the accompanying consolidated statements of operations. Amounts owed by the Company in connection with the expenses described above were not material as of January 2, 2021 and December 28, 2019, respectively, and were included in accounts payable and other accrued liabilities on the consolidated balance sheets.

One of the Company’s executives is party to an aircraft lease and services agreement with a private jet management services provider. Pursuant to the agreement, the provider maintains and operates an aircraft owned by the Company’s executive for on-demand charter flights for which the Company’s executive is compensated. From time to time, management engages the provider for use of the aircraft owned by the Company’s executive for business related travel. For the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018, the Company incurred $0.1 million, $0.3 million and $0.1 million of expenses, which are included in corporate expenses in the accompanying consolidated statements of operations. Amounts owed by the Company in connection with the expenses described above were not material as of January 2, 2021 and December 28, 2019, respectively, and were included in accounts payable and other accrued liabilities on the consolidated balance sheets.

The Management Agreement provides that if the Company consummates a “subsequent transaction,” which includes, among other things, financings, debt or equity offerings, and acquisitions, then the Company must pay the shareholders an aggregate fee in connection with such transaction in an amount equal to 1% of the gross transaction value. Such fee is payable only in respect of a subsequent transaction with a value that equals or exceeds $25.0 million. Also, the Management Agreement provides that, upon the successful completion of an initial public offering, the Company must pay to the managers a lump sum equal to five times the currently applicable annual management fee. The annual management fee is currently $3.2 million and is subject to adjustment based upon certain increases in the Company’s consolidated EBITDA as a result of acquisitions.

Immediately following the Fourth Amendment to the First Lien Term Loan, one of the Company’s shareholders owned 5.3% of the Company’s First Lien Term Loan. As of January 2, 2021, the same shareholder owned 6.0% of the Company’s First Lien Term Loan.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	SEGMENT INFORMATION

The Company has three reportable segments, PDS, MS and HHH. The PDS segment predominantly includes private duty nursing services as well as pediatric therapy and autism services. Through the MS segment, the Company provides enteral nutrition supplies and services to adults and children, delivered on a periodic or as-needed basis. The HHH segment provides home health and hospice services to predominately elderly patients.

The Chief Operating Decision Maker (“CODM”) evaluates performance using gross margin (and gross margin percentage). Gross margin includes revenue less all costs of revenue, excluding depreciation and amortization, but excludes branch and regional administrative expenses, corporate expenses and other non-field expenses. The CODM does not evaluate a measure of assets when assessing performance.

Results shown for the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018 are not necessarily those which would be achieved if each segment was an unaffiliated business enterprise. There are no intersegment transactions.

The following tables summarize the Company’s segment information for the fiscal years ended January 2, 2021, December 28, 2019 and December 29, 2018 (amounts in thousands):

	For the Fiscal Year Ended January 2, 2021
	PDS	MS	HHH	Total
Revenue	$1,329,745	$134,180	$31,180	$1,495,105
Cost of revenue, excluding depreciation and amortization	949,048	73,673	17,869	1,040,590

Gross margin	380,697	60,507	13,311	454,515

Gross margin percentage	28.6%	45.1%	42.7%	30.4%

	For the Fiscal Year Ended December 28, 2019
	PDS	MS	HHH	Total
Revenue	$1,254,117	$112,877	$17,071	$1,384,065
Cost of revenue, excluding depreciation and amortization	889,970	63,767	11,077	964,814

Gross margin	364,147	49,110	5,994	419,251

Gross margin percentage	29.0%	43.5%	35.1%	30.3%

	For the Fiscal Year Ended December 29, 2018
	PDS	MS	HHH	Total
Revenue	$1,137,156	$98,659	$17,858	$1,253,673
Cost of revenue, excluding depreciation and amortization	793,625	53,915	11,811	859,351

Gross margin	343,531	44,744	6,047	394,322

Gross margin percentage	30.2%	45.4%	33.9%	31.5%

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the Fiscal Year Ended
Segment Reconciliation:	January 2, 2021	December 28, 2019	December 29, 2018
Total Segment Gross Margin	454,515	419,251	394,322
Branch and regional administrative expenses	240,946	227,762	217,357
Corporate expenses	113,828	113,325	104,486
Goodwill impairment	75,727	—	—
Depreciation and amortization	17,027	14,317	11,938
Acquisition-related costs	9,564	22,661	15,577
Other operating expenses	910	2,232	5,931

Operating (loss) income	(3,487)	38,954	39,033
Interest income	345	207	594
Interest expense	(82,983)	(92,296)	(75,542)
Loss on debt extinguishment	(73)	(4,858)	—
Other income (expense)	34,464	(17,037)	(13,744)

Loss before income taxes	(51,734)	(75,030)	(49,659)

18.	NET LOSS PER SHARE

The following is a computation of basic and diluted net loss per share (dollar amounts in thousands, except share and per share amounts):

	For the Fiscal Year Ended
	January 2, 2021	December 28, 2019	December 29, 2018
Numerator:
Net loss	$(57,050)	$(76,516)	$(47,146)

Denominator:
Weighted average common shares outstanding (1) , basic and diluted (2)	140,971,924	136,905,689	131,306,906

Net loss per share, basic and diluted	$(0.40)	$(0.56)	$(0.36)

Dilutive securities outstanding not included in the computation of diluted net loss per share as their effect is antidilutive:
Stock options	15,573,898	14,169,888	14,206,246
Unvested deferred RSUs	—	—	—

(1)	The calculation of weighted average common shares outstanding includes all vested deferred RSUs.
(2)	The impact of potentially dilutive securities for all periods was not considered because the effect would be anti-dilutive in each of those periods.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the fiscal years ended January 2, 2021 and December 28, 2019. The sum of the quarterly basic earnings (loss) per share may not equal the amount for the fiscal year as the basis for calculating average outstanding number of shares differs.

	For the Fiscal Year Ended January 2, 2021
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$355,223	$351,577	$366,003	$422,302	$1,495,105
Operating income (loss)	$17,867	$(51,957)	$12,877	$17,726	$(3,487)
Net income (loss)	$37,637	$(77,553)	$(7,402)	$(9,732)	$(57,050)
Basic earnings (loss) per share	$0.27	$(0.55)	$(0.05)	$(0.07)	$(0.40)
Diluted earnings (loss) per share	$0.27	$(0.55)	$(0.05)	$(0.07)	$(0.40)

	For the Fiscal Year Ended December 28, 2019
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenue	$340,930	$345,392	$348,133	$349,610	$1,384,065
Operating income	$6,771	$10,025	$10,449	$11,709	$38,954
Net loss	$(24,222)	$(21,825)	$(15,750)	$(14,719)	$(76,516)
Basic loss per share	$(0.18)	$(0.16)	$(0.12)	$(0.11)	$(0.56)
Diluted loss per share	$(0.18)	$(0.16)	$(0.12)	$(0.11)	$(0.56)

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY ONLY)

Aveanna Healthcare Holdings Inc.

(Parent Company Only)

Condensed Balance Sheets

(Amounts in thousands, except share and per share data)

	As of
	January 2, 2021	December 28, 2019
Assets:
Investment in subsidiaries	$267,169	$270,944

Total assets	267,169	270,944

Deferred restricted stock units	2,135	752
Shareholders’ equity:
Preferred shares, no par value, 5,000,000 shares authorized; none issued or outstanding	—	—
Common shares, $0.01 par value, 1,000,000,000 shares authorized; 141,928,184 and 136,803,189 issued and outstanding, respectively	1,419	1,368
Additional paid-in capital	721,247	669,406
Accumulated deficit	(457,632)	(400,582)

Total shareholders’ equity	265,034	270,192

Total deferred restricted stock units and shareholders’ equity	$267,169	$270,944

Aveanna Healthcare Holdings Inc.

(Parent Company Only)

Condensed Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Fiscal Year Ended
	January 2, 2021	December 28, 2019	December 29, 2018
Equity in net loss of subsidiaries	$(57,050)	$(76,516)	$(47,146)

Net loss	$(57,050)	$(76,516)	$(47,146)

Net loss per share-basic and diluted	$(0.40)	$(0.56)	$(0.36)
Weighted average common shares outstanding-basic and diluted	140,971,924	136,905,689	131,306,906

The accompanying note is an integral part of these condensed financial statements.

A statement of cash flows has not been presented as Aveanna Healthcare Holdings Inc. did not have any cash as of or for the years ended January 2, 2021, December 28, 2019 and December 29, 2018.

Note to Condensed Financial Statements of Registrant (Parent Company Only)

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Aveanna Healthcare Holdings Inc. (“Parent”) (as defined in Rule 4-08(e)(3) of Regulation S-X) as of December 28, 2019 exceeded 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the First Lien Term Loan, Revolver and Second Lien Term Loan, which are discussed in Note 7.

These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the consolidated financial statements and related notes thereto.

21.	SUBSEQUENT EVENTS

Revolver amendment

On March 11, 2021, the Company amended the Revolver to increase the maximum availability to $200.0 million, subject to the occurrence of an initial public offering. The amendment also extended the maturity date to March 2023; provided that upon the occurrence of an initial public offering, the maturity date will become the date that is five years after the consummation of such initial public offering; provided further that if the Company fails to refinance its term loans by December 2023, the maturity date will become December 2023.

Acquisition

On April 16, 2021 the Company acquired 100% of the issued and outstanding membership interests of Doctor’s Choice Holdings, LLC (“Doctor’s Choice”) for aggregate cash consideration of $115.0 million, subject to customary purchase price adjustments. Doctor’s Choice provides home health and hospice service in Florida. As part of funding the Doctor’s Choice acquisition, on the date of acquisition, the Company borrowed incremental amounts under the existing Second Lien Term Loan of $67.0 million, including deferred financing fees of $1.7 million. The entire portion of the proceeds, as well as cash on hand, were used to pay cash consideration at closing and costs and expenses incurred by the Company in connection with the transaction of $2.4 million.

Change in capital structure

On April 19, 2021, the Company’s Board of Directors and its shareholders approved, and the Company filed its Second Amended and Restated Certificate of Incorporation, which i) eliminated Class B common stock resulting in one class of common shares authorized, issued and outstanding, ii) effected a one-to-20.5 forward stock split and iii) authorized 1,000,000,000 common shares and 5,000,000 preferred shares (the “Amended Charter”). The par value of each share of the Company’s common share and preferred share was not adjusted in connection with the aforementioned forward stock split.

All share and per share information for prior periods, including options to purchase common shares, deferred restricted stock units, option exercise prices, weighted average fair value of options granted, common shares and additional paid-in capital accounts on the consolidated balance sheets and consolidated statement of shareholders’ equity, including the notes to the financial statements, have been retroactively adjusted, where applicable, to reflect the stock split and the increase in authorized shares.

AVEANNA HEALTHCARE HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Incentive Plan

On April 19, 2021, the Company’s Board of Directors adopted the Company’s 2017 Stock Incentive Plan, as amended (the “Amended Plan”). The Amended Plan i) provided for the issuance of common shares, as opposed to the Class B common shares previously issuable under the existing plan, to align with the Company’s Amended and Restated Certificate of Incorporation and ii) modified the vesting terms of the existing issued performance-based awards to now vest upon the achievement of volume weighted average price per share hurdles for any ninety consecutive days commencing on or after the nine-month anniversary of initial public offering. The issuance of common shares rather than Class B common shares resulted in a modification for accounting purposes and the establishment of a new grant date fair value of the award as common stock has voting powers and rights as opposed to the previously held Class B common shares. However, as the performance condition was not probable of being met at the modification date, there was no incremental fair value to be recognized.

The change in the vesting terms of the Amended Plan did not result in a modification for accounting purposes as the Company’s Board of Directors has not yet specified the volume weighted average price per share hurdles.

Believe

THE FUTURE OF HOMECARE

aveanna healthcare®

The Future of Homecare Aveanna healthcare

38,236,000 Shares

Aveanna Healthcare Holdings Inc.

Common Stock

Preliminary Prospectus

Barclays BMO Capital Markets	J.P. Morgan
Credit Suisse

BofA Securities	Deutsche Bank Securities	Jefferies	RBC Capital Markets	Truist Securities

Raymond James	Stephens Inc.	Drexel Hamilton	Siebert Williams Shank

Prospectus dated                , 2021

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by us in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$86,351
FINRA filing fee	105,500
Nasdaq listing fee	25,000
Accounting fees and expenses	1,862,700
Legal fees and expenses	4,147,196
Printing expenses	441,238
Transfer agent and registrar fees	4,500
Miscellaneous expenses	127,515

Total	$6,800,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. We expect to file a second amended and restated certificate of incorporation (the “Amended Charter”), which will become effective upon the consummation of this offering, and which will provide that none of our directors shall be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to an indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Upon consummation of this offering, our Amended Charter and our second amended and restated bylaws (the “Amended Bylaws”) will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our Amended Charter and Amended Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into, or prior to the consummation of this offering will have entered into, separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by applicable law and our Amended Charter and Amended Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provides for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended Charter and Amended Bylaws.

We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers. Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our Board of Directors.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us since November 1, 2017:

Sales of Notes

On November 27, 2019, our subsidiary, Aveanna Healthcare LLC, issued $560.0 million aggregate principal amount of Senior Notes due December 15, 2026 (the “2026 Notes”) in connection with a potential acquisition. The interest rate on the 2026 Notes was 9.750% per annum, commencing on December 9, 2019, and the gross proceeds from the 2026 Notes offering were deposited into an escrow account at issuance pending satisfaction of certain release conditions. The Company terminated the agreement governing the potential acquisition on December 20, 2019 and redeemed the 2026 Notes in accordance with the terms of the indenture governing such 2026 Notes and the escrow and security agreement entered into in connection with the 2026 Notes offering.

The sale of the 2026 Notes was made pursuant to a safe harbor and exemption from registration under the Securities Act pursuant to Rule 144(a) of the Securities Act and Regulation S of the Securities Act, respectively. The initial purchasers of the 2026 Notes were Barclays Capital Inc., BMO Capital Markets Corp., Jefferies LLC and Deutsche Bank Securities, Inc. The aggregate initial purchasers’ discount was $11.2 million.

Common Stock Issuances

On July 1, 2018, we issued 11,156,340 shares of common stock as a result of equity contributions from the Sponsor Affiliates and certain of our independent directors in connection with the Premier Acquisition totaling approximately $54.4 million.

On March 19, 2020, we issued 5,124,995 shares of common stock as a result of equity contributions from the Sponsor Affiliates totaling $50.0 million.

Plan-Related Issuances

From March 16, 2017 through the date of this registration statement, we granted to our directors, officers and employees certain options to purchase 16,358,290 shares of common stock at per share exercise prices ranging from $4.88 - $15.00 under our 2017 Plan. As of April 1, 2021, 15,573,898 options were outstanding and 784,392 had been forfeited.

We have not issued any shares of common stock pursuant to the exercise of stock options by our directors, officers, employees, consultants and other service providers.

With the exception of the sale of the 2026 Notes, none of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under the Securities Act. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the certificates representing such securities in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statements.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

(a)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)	The undersigned hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS

Exhibit No.

1.1	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.2*	Amendment to the Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.3	Form of Second Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.4*	Amended and Restated Bylaws of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.5	Form of Second Amended and Restated Bylaws of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

3.6	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Aveanna Healthcare Holdings Inc., as in effect prior to the consummation of this offering.

4.1*	Registration Rights Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc. and certain holders of its capital stock.

4.2*	Stockholders Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc. and certain investors.

4.3*	First Amendment to Stockholders Agreement, dated as of April 18, 2018, by and among Aveanna Healthcare Holdings Inc. and certain investors.

4.4	Form of Amended and Restated Registration Rights Agreement, to be in effect upon the consummation of this offering.

4.5	Form of Amended and Restated Stockholders Agreement, to be in effect upon the consummation of this offering.

5.1	Opinion of Greenberg Traurig, LLP.

10.1*	Management Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Holdings Inc., certain of its subsidiaries, Bain Capital Private Equity, LP and J.H. Whitney Capital Partners, LLC.

10.2*	First Lien Credit Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Intermediate Holdings LLC (f/k/a BCPE Eagle Intermediate Holdings LLC), Aveanna Healthcare Holdings Inc. (f/k/a BCPE Eagle Buyer LLC) as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.3*	Joinder Agreement and Amendment, dated as of July 1, 2018, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.4*	Amendment No. 2 to the First Lien Credit Agreement, dated as of March 19, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.5*	Amendment No. 3 to the First Lien Credit Agreement, dated as of April 1, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.6*	Second Joinder Agreement and Fourth Amendment, dated as of September 21, 2020, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as the administrative agent and the lenders party thereto.

Exhibit No.

10.7*	Second Lien Credit Agreement, dated as of March 16, 2017, by and among Aveanna Healthcare Intermediate Holdings LLC (f/k/a BCPE Eagle Intermediate Holdings LLC), Aveanna Healthcare Holdings Inc. (f/k/a BCPE Eagle Buyer LLC) as borrower, Royal Bank of Canada as administrative agent and collateral agent and the lenders party thereto.

10.8	Amended and Restated 2017 Stock Incentive Plan.

10.9*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Rodney D. Windley.

10.10*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Rodney D. Windley.

10.11*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and H. Anthony Strange.

10.12*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and H. Anthony Strange.

10.13*	Amended and Restated Employment Agreement, dated as of March 15, 2017, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer LLC), Pediatric Services of America, Inc. and Jeffrey Shaner.

10.14*	First Amendment to Amended and Restated Employment Agreement, dated as of January 23, 2018, by and among Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer, LLC), Pediatric Services of America, Inc. and Jeffrey Shaner.

10.15*	Employment Agreement, dated as of June 29, 2018, by and between Aveanna Healthcare LLC and David Afshar.

10.16*	Amendment to Employment Agreement, dated as of March 2020, by and between Aveanna Healthcare LLC and David Afshar.

10.17*	Employment Agreement, dated as of March 26, 2017, by and between Aveanna Healthcare LLC (f/k/a BCPE Eagle Buyer LLC) and Shannon Drake.

10.18*	Amendment to Employment Agreement, dated as of March 16, 2020, by and between Aveanna Healthcare LLC and Shannon Drake.

10.19	Third Joinder Agreement and Fifth Amendment, dated as of March 11, 2021, by and among Aveanna Healthcare LLC as borrower, the other credit parties, Barclays Bank PLC as administrative agent and the lenders party thereto.

10.20	2021 Stock Incentive Plan.

10.21	Employee Stock Purchase Plan.

10.22	Form of Indemnification Agreement.

21.1	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).

23.3*	Consent of Marwood Group Advisory, LLC.

24.1*	Power of Attorney (included on signature page).

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Aveanna Healthcare Holdings Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia, on April 20, 2021.

Aveanna Healthcare Holdings Inc.

By:	/s/ Tony Strange
	Name:	Tony Strange
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title

* Rodney D. Windley	Executive Chairman

/s/ Tony Strange Tony Strange	Chief Executive Officer and Director (Principal Executive Officer)

* David Afshar	Chief Financial Officer (Principal Financial and Accounting Officer)

* Victor F. Ganzi	Director

* Christopher R. Gordon	Director

* Devin O’Reilly	Director

* Sheldon M. Retchin, M.D., M.S.P.H.	Director

* Steven E. Rodgers	Director

* Robert M. Williams, Jr.	Director

* Richard C. Zoretic	Director

*By:	/s/ Tony Strange
Name:	Tony Strange
Title:	Attorney-in-fact